Security Token Market Testing the Waters

Note:

All posts begin with a timestamp of the submission by the author.

Multiple posts refer to the blog found at https://blog.stomarket.com/official-security-token-market-launches-test-the-waters-campaign-for-sto-crowdfund-518275b7708c as "Legal" or "more info" which contains the 3 disclaimers below required for Reg CF's Testing The Waters and often times is easily recognizable by the thumbnail image:



STM
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- No money or other consideration is being solicited, and if sent in response, will not be accepted;
- No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the platform of an intermediary (funding portal or broker-dealer); and
- A person's indication of interest includes no obligation or commitment of any kind.

As multiple posts throughout this document refer to that blog as the 3 bullet points, we'll denote that by putting the blog's link under the link leading to the post itself.

Please find that full blog below:



Published in Security Token Market Blog

Security Token Market
Oct 11, 2021 · 3 min read · Listen

Official: Security Token Market Launches Test the Waters Campaign for STO & Crowdfund

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MIAMI — October 11, 2021 — In the wake of the company's three-year anniversary, **Security Token Market** (STM), the largest security token financial data and media firm, has announced plans for an upcoming crowdfunding campaign via a security token offering. With hundreds of security tokens & tokenized stocks tracked via API integration from marketplaces around the globe, STM is the single largest platform to research and participate in the security token industry.

After 3 years of living and breathing security tokens, it's finally time for us to eat *our own dog food* and tokenize our very own shares! We are pleased to announce the launch of our 'Test The Waters' (TTW) crowdfunding campaign hosted on Securitize.

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the launch of our 'Test The Waters' (TTW) crowdfunding campaign hosted on Securitize.

During the TTW period, you will be able to reserve your spot to invest prior to the offering going live.

Did we mention we are doing a security token? Yep, Security Token Market is conducting an STO, which will trade on security token marketplaces once the 12-month lock-up period expires!

Thank you to all of our loyal community members for supporting us all these years. Now security token enthusiasts from all demographics around the globe, regardless of what income they earn, can participate in our offering — it's the security token way — the democratization of the capital markets and granting everyone equal opportunity to generate wealth.

Click here to sign-up and reserve your spot to Invest!

Important Disclosures:

- *No money or other consideration is being solicited, and if sent in response, will not be accepted;*

• No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the platform of an intermediary (funding portal or broker-dealer); and

- *A person's indication of interest includes no obligation or commitment of any kind.*



To learn more about **Security Token Market**, visit their website at stomarket.com, or

Twitter: twitter.com/stomarket
YouTube: youtube.com/c/SecurityTokenMarket
LinkedIn: linkedin.com/company/stomarket
Blog: blog.stomarket.com

About Security Token Market

Security Token Market is the leading brand in the security token industry, with a highly engaged audience of over 25,000 users from over 150 countries each month. We currently track over 170 security tokens & tokenized stocks across 11 different live marketplaces worldwide.

Security Token Market is also an industry influencer via its various social media channels. The Security Token Market (@stomarket) Twitter account is the cultural epicenter of the security token industry, delivering high-quality research and validation for the industry, positive support and recognition for developing projects and communities, and attentive engagement within its own community. This commitment to public branding results in hundreds of thousands of recurring impressions across its published content, thought leadership, collaborative efforts, and memes each month. Leading CEOs, investors, authors, and professors consistently engage with our daily content.

Media Contact

Jonah Schulman, +1 (847) 41[illegible]
Jonah@stomarket.com

END OF NOTE. FIND OUR TESTING THE WATERS MATERIAL BELOW.

10/11/2021 11:35:09


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John Pittman 🌴 | STM Crowdfund Launches July 6
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Official: Security Token Market Launches Test the Waters Campaign for STO & Crowdfund
11:12 AM · 10/11/21 from Miami, FL · Twitter for iPhone
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https://twitter.com/TokenBoyAdvisor/status/1447580857833824262

https://blog.stomarket.com/official-security-token-market-launches-test-the-waters-campaign-for-sto-crowdfund-518275b7708c

10/11/2021 11:36:38


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https://blog.stomarket.com/official-security-token-market-launches-test-the-waters-campaign-for-sto-crowdfund-518275b7708c

10/11/2021 13:50:01


Hey guys everyone you NEED to check this out. Today's a really big day for us at the company I work for (Security Token Market)... not only is it our 3rd birthday, buts it's also the day we're going to eat our own dog food. Yes you read that right. We've talked the talk for 3 years now, providing proprietary data of assets tokenized on blockchain and using this data to provide you with professional grade, digestible media and analytics. It's time for us to evolve and the first step in that is doing what we do best, practicing what we preach! We are not accepting any money at this time but you can reserve your spot in line at the following link, if you have any questions please let me know! This is the type of deal that typically would only be made available to seed stage venture funds or accredited investors but by leveraging crowdfunding regulations in security token offering, this is not only a compliant security offering but one that's available to ANYONE. If you have any questions about this crowdfund, our company, our security tokens in general never hesitate to hit me up and please send this to anyone who may be interested!

https://securitize.io/security-token-market-crowdfund

https://twitter.com/stomarket/status/1447550004911087621?s=21

https://securitize.io/security-token-market-crowdfund

https://twitter.com/stomarket/status/1447550004911087621?s=21

10/11/2021 15:10:58

Reaching Out - Security Token Market Crowdfund STM

Kyle Sonlin <kyle@stomarket.com>
to Mark, bcc: Mike

Mon, Oct 11, 2021, 2:58 PM

Hey Mark! Thanks for including Herwig and me at the conference. I felt like our pitch went great and Michael was an awesome moderator.

As you may have seen on social media, in addition to our Series A at the holdco (Security Token Group) level, we're also conducting a test the waters campaign for a crowdfund at the Security Token Market level. We figure the best way to drive the industry is to tokenize some shares of our own company.

We are hosting the offering through Securitize, you can find more information here.

I've also included the Security Token Market pitch deck if you'd like to check that out (also linked on the Securitize landing page).

Would love any feedback or ideas and strategy for the best outreach campaign!

Best,
Kyle

--
Kyle Sonlin
Founding Partner at Security Token Group
@kylesonlin
A 1111 Brickell Ave, Floor 10, Miami, Fl 33131

STA Security Token Advisors | STM Security Token Market | STC Security Token Capital

DISCLAIMER:
• No money or other consideration is being solicited, and if sent in response, will not be accepted;
• No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only though the platform of an intermediary (funding portal or broker-dealer); and
• A person's indication of interest includes no obligation or commitment of any kind.

10/11/2021 16:12:18


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Security Token Market announced it's doing an STO
For those who may not know, Security Token Market is the industry leader when it comes to information regarding anything security tokens. They are responsible for publishing the trading data of over 170 trading tokens as of now and are the go to source for security token offering information. They've positioned themselves as a critical piece in the ecosystem.
Today they just announced they are doing an STO. This is huge information. They are the normally the source for this type of data to investors. Basically the Bloomberg and Coinmarketcap of security tokens. They are also the first to do a Reg CF on the Securitize Markets platform, another leader in the industry. I'm interested in what everyone thinks of this and what type of investment opportunity this could result in.
https://securitize.io/security-token-market-crowdfund
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https://www.reddit.com/r/securitytokenization/comments/q64mb1/security_token_market_announced_its_doing_an_sto/
https://securitize.io/invest/primary-market/security-token-market-crowdfund
https://blog.stomarket.com/official-security-token-market-launches-test-the-waters-campaign-for-sto-crowdfund-518275b7708c

10/11/2021 16:55:02

Security Token Market Crowdfund Launch!

Kyle Sonlin <kyle@stomarket.com>
to Scott

Mon, Oct 11, 2021, 4:55 PM

Hey Scott!

As you may have seen on social media, in addition to our Series A at the Holdco (Security Token Group) level, we're also set to conduct a crowdfunding campaign at the Security Token Market level.

We figure the best way to drive the industry is to tokenize some shares of our own company, starting with the one that has gained the most traction and the strongest fanbase. We're currently testing the waters with our community and have over 100 signups in the first 8 hours!

We are hosting the offering through Securitize, check out the listing here! Pitch deck is included on that landing page if you wanted to check it out.

Please sign up and share! We appreciate your support!

Best,
Kyle

--
Kyle Sonlin
Founding Partner at Security Token Group
@kylesonlin
A 1111 Brickell Ave, Floor 10, Miami, Fl 33131

STA Security Token Advisors | STM Security Token Market | STC Security Token Capital

DISCLAIMER:
• No money or other consideration is being solicited, and if sent in response, will not be accepted;
• No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only though the platform of an intermediary (funding portal or broker-dealer); and
• A person's indication of interest includes no obligation or commitment of any kind.

10/12/2021 13:46:02


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Jason Barraza shared a link.
Hi Everyone! My tech startup, Security Token Market, focuses on blockchain (specifically security tokens) and we're raising capital using RegulationCF. This allows us to open the opportunity to both accredited and non-accredited investors so you're all eligible if you'd like to invest!
We're testing the waters right now and actually launching the raise in a month. That being said, we're getting a lot of interest so if you're interested make sure to sign up to reserve your spot! Thanks!!
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https://blog.stomarket.com/official-security-token-market-launches-test-the-waters-campaign-for-sto-crowdfund-518275b7708c

10/13/2021 15:14:48

Following Up - Security Token Market Crowdfund Info External STM

Kyle Sonlin <kyle@stomarket.com>
to JP, Herwig

Wed, Oct 13, 2021, 2:44 PM

Great to catch up today!

I'm happy to share some additional materials around our upcoming security token offering.

Here's our deck for the Security Token Market crowdfunding campaign.

Also, I'm looping in my business partner Herwig Konings (cc'd) who can send some additional details on our Series A if you'd be interested in checking that out as well!

Let me know if you have any questions!

Best,
Kyle

--

Kyle Sonlin
Founding Partner at Security Token Group
@kylesonlin
A 1111 Brickell Ave, Floor 10, Miami, Fl 33131

STA Security Token Advisors STM Security Token Market STC Security Token Capital

Disclaimer
- *No money or other consideration is being solicited, and if sent in response, will not be accepted;*
- *No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only though the platform of an intermediary (funding portal or broker-dealer); and*
- *A person's indication of interest includes no obligation or commitment of any kind.*

10/15/2021 13:32:12

Security Token Market 🌴 | Crowdfund launches 7/6!
@STOmarket

🚨BREAKING NEWS🚨

Security Token Market is doing an STO!

We have decided to eat our own dog food and tokenize our own shares!

We will be doing a Reg CF STO via @Securitize and will be tradable!

Reserve your spot here to invest when we go live!
securitize.io/security-token...

🌴🌴



Security Token Market is launching an STO!
RESERVE YOUR SPOT
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9:09 AM · 10/11/21 · Twitter Web App

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9:09 AM · 10/11/21 · Twitter Web App
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Security Token Market | Crowdfund launches 7/6! · 10/11/21
Replying to @STOmarket
Legal stuff:
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Official: Security Token Market Launches Test the Waters Campaign for STO & Crowdfund
Security Token Market | Crowdfund launches 7/6! · 10/11/21
Replying to @STOmarket
Check out other pioneers in the space!
@AmoilsNisa
@Excellion
@InfiniteFleet
@Blockstream

https://twitter.com/stomarket/status/1447550004911087621?s=21
https://blog.stomarket.com/official-security-token-market-launches-test-the-waters-campaign-for-sto-crowdfund-518275b7708c

But first Kyle, the top five things that you need to know in the industry right now. What is number one? Well, how are we? Number one for this week is huge news coming from Security Token Market.

You know us, you've heard about us before and officially as of today, and we have launched a crowdfunding campaign via security token offering. This is huge news, incredibly exciting driving industry, adoption of the token economy, anyone around the world, the world can go to securitize and register and pledge to invest in Security Token Market.

The very company behind the show you're watching right now, Kyle, you know what that means? Champagne let's do this thing. Whoa. Wow. That was fast. Nice. Well, folks, actually, what we're doing is our testing, the waters campaign, which means we're allowed to go loud about our upcoming offering, but you can only really pledge how much you'd like to invest and hold your spot in line.

So head over to [00:01:00] securitize and go ahead and register. We're not accepting any money at this time. So just. Build all the traction. We can't wait to see the response from the market.

10/15/2021 13:32:25


Mike Lingle · 1st
Financial projections for startups
Security Token Market (STM) turned 3 years old yesterday! To celebrate, they launched a "test the waters" for their #crowdfunding campaign.
STM is the central hub of the security token industry, with hundreds of #securitytokens & tokenized stocks tracked from exchanges around the globe—and a highly engaged audience of 25,000+ users from over 150 countries each month.
And, of course, STM will be tokenizing their shares after a lockup period. One of the biggest drawbacks of equity crowdfunding is that investors can be trapped for years waiting for liquidity. Tokenization allows people to trade in and out of the shares earlier.
STM announced yesterday: "Thank you to all of our loyal community members for supporting us all these years. Now security token enthusiasts from all demographics around the globe, regardless of what income they earn, can participate in our offering—it's the #securitytoken way."
The crowdfunding campaign is hosted on Securitize (thank you Carlos Domingo and team). I'll post the link in the comments.
Congratulations to Kyle Sonlin, Herwig Konings, and the entire STM crew!
Important Disclosures:
- No money or other consideration is being solicited, and if sent in response, will not be accepted;
- No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the platform of an intermediary (funding portal or broker-dealer); and
- A person's indication of interest includes no obligation or commitment of any kind.
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https://www.linkedin.com/posts/mikelingle_security-token-market-crowdfund-activity-6853676852255559680-Vish

10/15/2021 13:32:39


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Jonah Schulman | Crowdfund launches 7/6!
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The @STOmarket was busy at work this week!
Here's what you missed:
1. Security Token Market launched its TTW crowdfund campaign with >$2M pledged from over 300 investors already!
: Pledge now -
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2. Security Token Show: #112 - "Defining Security Token NFTs"
Hosts: @tokenwig, @KyleSonlin, @TokenBoyAdvisor, @tokengirl305, @keithdt, @WatchToken!
SECURITY TOKEN SHOW
EPISODE #112
DEFINING SECURITY TOKEN NFTS
Security Token Show: #112 - Defining Security Token NFTs
Tune in to this episode of the Security Token Show where Kyle Sonlin and Herwig Konings discuss the latest Security Token News and Insights with this week's ...
Jonah Schulman | Crowdfund launches 7/6! @jonah... · 10/15/21
3. @jonahschulman_ released The What's Drippin' Newsletter #28: "The Power of Communities"
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3. @jonahschulman_ released The What's Drippin' Newsletter #28: "The Power of Communities"
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4. @samueljsachs released Token Tuesday: "Security Token Market Is Going To Change The World, And You Have A Chance To Be A Part Of The Movement!"
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Jonah Schulman | Crowdfund launches 7/6! @jonah... · 10/15/21
5. @TokenBoyAdvisor released Token Boy Journal: Log Entry 010: "No More Waiting — We're Bringing Security Tokens to the People"
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No More Waiting—We're Bringing Security Tokens to the People
Jonah Schulman | Crowdfund launches 7/6! @jonah... · 10/15/21
6. @KyleSonlin had the opportunity to sit down with @Vertalo_ CEO, @davehendricks at the DAAS conference last month in Austin, Texas!
Hear about all the awesome work his team has accomplished!
SECURITY TOKEN INTERVIEWS
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Jonah Schulman | Crowdfund launches 7/6! @jonah... · 10/15/21
7. @ogaff_digital released: "Tokenize This: Week 36 – Tokenized Mining Pools"
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Tokenize This: Week 36 – Tokenized Mining Pools
Jonah Schulman | Crowdfund launches 7/6! @jonah... · 10/15/21
Head on over to stomarket.com to find more awesome content and stay in the know!
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10/15/2021 13:33:17


Published in Security Token Market Blog
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No More Waiting — We're Bringing Security Tokens to the People
Token Boy Journal: Log Entry 010 by John Pittman
We have amazing news coming out of Security Token Market (STM) this week! This past Monday on October 11th, the 3rd anniversary of the company, we officially announced the decision to conduct a crowdfund which means we're tokenizing STM! To begin I'd like to touch on the inspiration behind the decision. So for my loyal readers you may remember my second Token Boy Journal where I talked about the Tokens Boys trip to South Africa. There we got to witness a security token offering (STO) launch in person. Well something else happened on that trip. Waking up at 6am everyday, working out in 45F degree temperatures (7C degrees for my non-Americans) and hiking up huge mountains with no water (we forgot it) inspired the founders of Security Token Market to conduct a crowdfund STO and that very idea is coming to fruition this week. As Herwig and Kyle have been saying since the return trip from the motherland — it's time we eat our own dog food. It's one thing to talk about how beautiful and innovative security tokens are and we want to take it a step further successfully implement them into our brand. Being in the mountains while jamming out to tribal music makes you feel a certain way. Let's talk about how this STM STO should make you feel.
The spirit of the security token industry has always been about bringing financial power back to the people, or in the words of our title campaign, creating a "Wall Street Without the Walls." The cryptocurrency space can be a rough neighborhood for the newly initiated. There have been "rug pulls" amongst other sketchy things that have put the capital belonging to investors' at all types at risk. What makes security tokens amazing is that it blends both the innovative technology from crypto with t
ons afforded to investors by the governing agencies. So how does this technology contribute to a "Wall Street
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the governing agencies. So how does this technology contribute to a "Wall Street without Walls"

- Traditional financial transactions have gotten to be expensive especially when dealing with assets of substantial worth, security tokens remove the need for middlemen which reduces fees and increases execution speed.
- Smart contracts, which are programmed within the token, are there to reduce the complexity, costs and paperwork.
- With security tokens, investors EVERYWHERE, have an opportunity to invest in the companies they believe in. Experienced investors can relate with this because they know how hard it is for involvement in international investments for private companies.
- Global exposure means more investors which means higher chances of meeting capital raise goals.
- Security tokens aid in asset liquidation as well. This is made simple through licensed security token trading platforms such as Securitize, making it extremely easy for investors to liquidate security tokens.

So what is Security Token Market? We are a global source of data and news on tokenized assets. Comparisons we typically get are the Bloomberg or Coinmarketcap of our space. For reference, the Bloomberg terminal brings together real-time trading data on every market, breaking news, in-depth research, analytics, and communications tools in one fully integrated solution. Coinmarketcap provides cryptocurrency market cap rankings, charts, and more. They also track the capitalization of various cryptocurrencies by listing prices, available supply, trade volume over the last 24 hours, and market capitalizations. Now imagine those services but for security tokens. The current security token market cap, at the time of this blog, is over $1 billion dollars and by 2027 it is expected to be in the trillions. This makes for an enormous opportunity and is why Security Token Market wants to firmly position itself for the run.

If you want to further dissect Security Token Market then we can break down what we do into two pieces. One being data and the other being the media arm. On the data end, STM is tracking over 170 tokenized securities from 11 different live marketplaces worldwide via API-Integration. One of our goals is to supply investors with a state-of-the-art terminal, containing research, trading tools, and news all in one place. On the media arm, we have multiple properties that cover the industry end-to-end and are distributed virtually on every platform. STM's presence is growing considerably and we're doing it by leveraging a micro-influencer strategy that allows us to distribute content to all demographics of varying levels of industry expertise. We already have over 1200 hours of content that includes market coverage, education, entertainment, interviews, newsletters, blogs, news desks and multiple video series.

The goal here at STM was to always being the gospel of security tokens directly to the public. We wanted to make sure that even those with little to zero finance education have an opportunity to to be included in the financial revolution of our generation. With the voice we have in this industry and the inspiration gathered in the mountains of Cape Town, it became apparent that doing a tokenized crowdfund would be the best way to get the community involved as well as further educated. Of course since we are a media company we are documenting this entire process along with leaning heavily on the resources that our sister company Security Token Advisors provides. Hopefully we are creating a resource that future businesses and investors can lean on if curious about adding security tokens to their repertoire. We believe that hosting an all-inclusive, economic participation event of this kind with Security Token Market is part of our vision in creating a "Wall Street Without Walls."

Until next week and I catch you on the other side of the blockchain…Token Boy out

Important Disclosures:

- *No money or other consideration is being solicited, and if sent in response, will not be accepted;*
- *No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the platform of an intermediary (funding portal or broker-dealer); and*
- *A person's indication of interest includes no obligation or commitment of any kind.*

By the way we already have over 200 investors indicating interest from our "testing the waters" campaign with over $1.3 million pledged. If you'd like to make a reservation to have access to the offer then click here. To be even more clear, there will not be enough tokens for everyone who has shown interest. First Come, first Serve.

If you're thirsty for more security token news, content or just want some entertainment follow me on some of my other mediums. Pictures are worth a thousand words and videos are worth a million.

Instagram: @tokenadvisor

LinkedIn: John Pittman

Twitter: @TokenBoyAdvisor

Youtube: Security Token Show

Blog: Token Boy Journal

Security Token Market

https://link.medium.com/K7ow6pBDnkb

10/15/2021 13:33:28

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Published in Security Token Market Blog

Samuel J. Sachs
Oct 12, 2021 · 5 min read · Listen

Security Token Market Is Going To Change The World, And You Have A Chance To Be A Part Of The Movement!


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Hello and happy Tuesday! This is a very special Token Tuesday edition for more reasons than one. Firstly, the crypto market looks primed and ready to shoot through all-time highs in the not too distant future. Upper-level flags have filled the market, and things are going to get exciting! More than that, a massive announcement was made by Security Token Market (STM) yesterday. Despite the fact that I have spent the past couple of years working for them, it is my duty to inform all Token Tuesday r[...]ce of what was released. We will get into that soon, but as critics like to ask, what even is the purpose of STM?

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Samuel J. Sachs
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will get into that soon, but as critics like to ask, what even is the purpose of STM?

In a world that is changing before our eyes, the technological revolution has not brought all good. The internet has been a host to misinformation in shapes and sizes. As new industries emerge, it can become almost impossible for an individual to decipher between fact and fiction, which is hard to overcome. More than most, the blockchain sphere has been subject to more than its fair share of nefarious acts directed towards it. As the security token industry has grown, there was always one name that could be trusted no matter what. Never selling out and not afraid to take controversy head-on to seek the truth, Security Token Market has filled a void for three years and one day straight.

Since its inception, Security Token Market has proven to be the central authority in all things data and media for the security token industry. Using API integration, it now tracks over 170 tokenized securities from 11 different marketplaces and growing rapidly.

But it does not stop there.

STM's media presence is second to none. Leveraging micro-influencers — does that mean me? — highly concentrated content distribution occurs over multiple channels that target all demographics of varying industry experience.

I hope you don't think that's it — we are getting to the part that really excites me!

The industry is exponentially growing, already surpassing $1B and many are projecting over $4 trillion in tokenized assets in the next decade. Security Token Market aims to build an all-in-one terminal, providing trading tools, unique communication channels, independent research, and news as it breaks. Previously illiquid assets will now be transparent and accessible, and a much broader audience will have access to global capital markets.

These goals will not be attainable overnight. In fact, some may think they're going to be impossible to accomplish. The doubters might be right…

That's if it weren't for one thing: the team.

Each and every developer, writer, contributor, influencer, and marketer has an insatiable hunger to push past preconceived notions, challenge traditional financial markets, and help grow the security token industry to its full potential.

Hundreds of hours of audio and video content, a weekly newsletter, monthly research reports, and five additional weekly segments are just some of the content that has been curated.

Users can find STM on Twitter and Linkedin, where it is an industry influencer amassing millions of impressions for published content, thought leadership, memes, and so much more! These channels are the cultural epicenter of the security token stratosphere.

The STM team releases trading analysis, market snapshots, and case studies for both the public and institutions on investment opportunities and market health. The value proposition includes the ability to aggregate and interpret data.

The growth and development that has occurred for Security Token Market would not be possible if it were not for two of the most forward-thinking, boundary-breaking, and relentless founders. Kyle Sonlin, founding partner and CEO of Security Token Market and Herwig Konings, founding partner and CEO of Security Token Group, are the [...]t. Both are entrepreneurs, investors, and security token e[...]y seen both of them on the



breaking, and relentless founders. Kyle Sonlin, founding partner and CEO of Security Token Market and Herwig Konings, founding partner and CEO of Security Token Group, are the company's heartbeat. Both are entrepreneurs, investors, and security token experts. You have likely seen both of them on the Security Token Show, a weekly segment dedicated to all things security tokens. Whether previously founding other tech companies, advising the SEC, or getting cited on Forbes for their thoughts, this duo is sending shockwaves through the finance world.

The three "D's" describe Kyle and Herwig: determination, dedication, and drive. Three years ago, the industry was a fraction of what people see today. Few people even knew what security tokens were, and even less cared to learn. Regardless, Kyle and Herwig provided top-notch advisory services, manually aggregated data, hand-compiled reports, and released an episode of The Security Token Show every week. Every. Single. Week. Even when there were single-digit listeners, Kyle and Herwig had a vision, took a bet on themselves, and refused to leave any stone unturned.

That bet is beginning to pay off.

Security Token Market announced that they would be not just talking the talk but walking the walk and tokenizing their equity via a regulation CF crowdfund. Investors worldwide will now be able to invest in the vision put forth three years ago. Whether accredited or not, based in the United States or elsewhere, or experienced in security tokens or brand new, STM does not discriminate in who is allowed to take part in the raise.

Live now is a testing the waters (TTW) campaign in which those interested can commit to investing when the raise goes live. This is not binding and merely gauges the current interest. A[...]ber 11, the first day of the launch, the minimum goal of $[...] was committed.



Live now is a testing the waters (TTW) campaign in which those interested can commit to investing when the raise goes live. This is not binding and merely gauges the current interest. As of 10:49 PM on October 11, the first day of the launch, the minimum goal of $1.07 million was committed.

Do you want to be a part of the future? Click here to commit!

Thank you for reading this edition of Token Tuesday! If you have any questions or feedback, please reach out to sam@stomarket.com.

See you next week! 👋

Written and published by Samuel J. Sachs. Follow me on Twitter.

Everything in this report is for informational purposes. Nothing in this report should be taken as financial advice or as an inducement to purchase or sell any security. Nothing in this market report should be used as legal advice. Always do your own research before making any decisions regarding financial transactions of securities.

No money or other consideration is being solicited, and if sent in response, will not be accepted;

• No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the platform of an intermediary (funding portal or broker-dealer); and

• A person's indication of interest includes no obligation or commitment of any kind.

https://link.medium.com/nyBh5kDDnkb

10/15/2021 13:33:29



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Mike Lingle 🌴
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10/15/2021 13:33:49


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Miami Mike
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Security Token Market (STM) turned 3 years old yesterday! To celebrate, they launched a "test the waters" for their #crowdfunding campaign.
STM is the central hub of the security token industry, with hundreds of #securitytoken...lnkd.in/gbTZ6uUm
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https://twitter.com/mike_lingle/status/1447911226579636231
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10/15/2021 13:35:38


linkedin.com
Security Token Market | Crowdfund goes live July 6th!
2,326 followers
We have officially passed $1.7M in pledges from 270+ investors!
We are just getting started!
Thank you to everyone who has joined the movement thus far - we are eternally grateful.
#Linkinbio to pledge now!
• No money or other consideration is being solicited, and if sent in response, will not be accepted;
• No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the platform of an intermediary (funding portal or broker-dealer); and
• A person's indication of interest includes no obligation or commitment of any kind.
Thank You
$1.7M+ Pledged
Join the hundreds of investors who have already pledged and pledge today!
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Messaging

https://www.linkedin.com/posts/stomarket_linkinbio-activity-6854405787222102016-Zox6

10/15/2021 13:35:59


Security Token Market 🌴 Crowdfund goes live July 6th!
Similar pages
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https://www.linkedin.com/posts/stomarket_security-token-market-stm-gauging-interest-activity-6854082332626886656-fdQ9
More info:
https://blog.stomarket.com/official-security-token-market-launches-test-the-waters-campaign-for-sto-crowdfund-518275b7708c

10/15/2021 13:36:02


Tweet
Miami Mike 🌴
@miamimike_
It's hard to keep up with everything that's happening with #securitytokens
kylesonlin.eth 🌴 | STM Crowdfund July 6 !! @KyleSonlin · 10/15/21
The @stomarket team has been crushing the content game this week!
Jonah coming in with the 🔥 thread!
Check out all the great blockchain and security token content launched thi...
1:35 PM · 10/15/21 · Twitter Web App
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Tweet

kylesonlin.eth 🌴 | STM Crowdfund July 6 !!
@KyleSonlin

The @stomarket team has been crushing the content game this week!

Jonah coming in with the 🔥 thread!

Check out all the great blockchain and security token content launched this week!

> **Jonah Schulman 🌴 | Crowdfund launches 7/6!** @jonahschu... · 10/15/21
> The @STOmarket was busy at work this week!
>
> 👇Here's what you missed: 👇
>
> 1. Security Token Market 🌴 launched its TTW crowdfund campaign with >...
>
> Show this thread

9:36 AM · 10/15/21 · Twitter for iPhone

2 Retweets **1** Quote Tweet **7** Likes

Connor 🌴 @ElonIsMyDad · 10/15/21
Replying to @KyleSonlin and @STOmarket
Wonder if Global Unit Pay will be a topic in the future 🤔
#cryptoexpodubai

Thread

Jonah Schulman 🌴 | Crowdfund launches 7/6!
@jonahschulman_

The @STOmarket was busy at work this week!

👇Here's what you missed: 👇

1. Security Token Market 🌴 launched its TTW crowdfund campaign with >$2M pledged from over 300 investors already!

🔗: Pledge now -


Security Token Market
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securitize.io
Security Token Market Crowdfund

9:28 AM · 10/15/21 · Twitter Web App

6 Retweets **3** Quote Tweets **20** Likes



Thread

Jonah Schulman 🌴 | Crowdfund launches 7/6! @jonah... · 10/15/21 ···
Replying to @jonahschulman_

2. Security Token Show: #112 - "Defining Security Token NFTs"

Hosts: @tokenwig, @KyleSonlin, @TokenBoyAdvisor, @tokengirl305, @keithdlt, @WatchToken!

🔗:

YouTube

Security Token Show: #112 - Defining Security Token NFTs

Tune in to this episode of the Security Token Show where Kyle Sonlin and Herwig Konings discuss the latest Security Token News and Insights with this week's ...

View on www.youtube.com

1 1 5

Jonah Schulman 🌴 | Crowdfund launches 7/6! @jonah... · 10/15/21 ···
3. @jonahschulman_ released The What's Drippin' Newsletter #28: "🌴The Power of Communities"



Thread

1 1 5

Jonah Schulman 🌴 | Crowdfund launches 7/6! @jonah... · 10/15/21 ···
3. @jonahschulman_ released The What's Drippin' Newsletter #28: "🌴The Power of Communities"

🔗:

what's
drippin
BY JONAH SCHULMAN

newsletter.stomarket.com
What's Drippin'

1 4

Jonah Schulman 🌴 | Crowdfund launches 7/6! @jonah... · 10/15/21 ···
4. @samueljsachs released Token Tuesday: "Security Token Market Is Going To Change The World, And You Have A Chance To Be A Part Of The Movement!"

🔗:

Thread

Jonah Schulman 🌴 | Crowdfund launches 7/6! @jonah... · 10/15/21

4. @samueljsachs released Token Tuesday: "Security Token Market Is Going To Change The World, And You Have A Chance To Be A Part Of The Movement!"

🔗:

blog.stomarket.com
Security Token Market Is Going To Change The World, And You Have A Chance To Be A Part Of The...

1 1 5

Jonah Schulman 🌴 | Crowdfund launches 7/6! @jonah... · 10/15/21

5. @TokenBoyAdvisor released Token Boy Journal: Log Entry 010: "No More Waiting — We're Bringing Security Tokens to the People"

🔗:

Thread

Jonah Schulman 🌴 | Crowdfund launches 7/6! @jonah... · 10/15/21

5. @TokenBoyAdvisor released Token Boy Journal: Log Entry 010: "No More Waiting — We're Bringing Security Tokens to the People"

🔗:

blog.stomarket.com
No More Waiting—We're Bringing Security Tokens to the People

1 5

Jonah Schulman 🌴 | Crowdfund launches 7/6! @jonah... · 10/15/21

6. @KyleSonlin had the opportunity to sit down with @Vertalo_ CEO, @davehendricks at the DAAS conference last month in Austin, Texas!

Hear about all the awesome work his team has accomplished!

🔗:

YouTube


Thread
Jonah Schulman 🌴 | Crowdfund launches 7/6! @jonah... · 10/15/21
6. @KyleSonlin had the opportunity to sit down with @Vertalo_ CEO, @davehendricks at the DAAS conference last month in Austin, Texas!
Hear about all the awesome work his team has accomplished!
YouTube
Vertalo's Dave Hendricks @ The Vertalo DAAS Conference
Security Token Market had the pleasure to interview Dave Hendricks at the Vertalo Digital Assets AND Securities Conference in Austin, Texas. Listen to what D...
View on www.youtube.com
Jonah Schulman 🌴 | Crowdfund launches 7/6! @jonah... · 10/15/21
7. @pgaff_digital released: "Tokenize This: Week 36 – Tokenized Mining Pools"


Thread
blog.stomarket.com
Tokenize This: Week 36 ~ Tokenized Mining Pools
Jonah Schulman 🌴 | Crowdfund launches 7/6! @jonah... · 10/15/21
Head on over to stomarket.com to find more awesome content and stay in the know!
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Official: Security Token Market Launches Test the Waters Campaign for STO & Crowdfund
Chairman Meow @believe_meow · 10/16/21
Replying to @jonahschulman_ and @STOmarket

https://twitter.com/mike_lingle/status/1449066377457897476
https://blog.stomarket.com/official-security-token-market-launches-test-the-waters-campaign-for-sto-crowdfund-518275b7708c

10/15/2021 13:36:25


Security Token Market 🌴 | Crowdfund goes live July 6th!
Wall Street
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News on Tokenized Assets
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https://www.linkedin.com/posts/stomarket_the-power-of-communities-stm-activity-6853676091467460608-l8q0

10/15/2021 13:36:48


Wall Street
Without Walls
Similar pages
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https://securitize.io/invest/primary-market/security-token-market-crowdfund
https://blog.stomarket.com/official-security-token-market-launches-test-the-waters-campaign-for-sto-crowdfund-518275b7708c

10/15/2021 13:37:08


Security Token Market is launching an STO!
RESERVE YOUR SPOT
LINK IN BIO
Similar pages
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https://www.linkedin.com/posts/stomarket_breaking-news-not-only-is-it-our-3-year-activity-6853318695071100928-vHn3
https://blog.stomarket.com/official-security-token-market-launches-test-the-waters-campaign-for-sto-crowdfund-518275b7708c

But first Kyle, the top five things that you need to know in the industry right now. What is number one? Well, how are we? Number one for this week is huge news coming from Security Token Market.

You know us, you've heard about us before and officially as of today, and we have launched a crowdfunding campaign via security token offering. This is huge news, incredibly exciting driving
industry, adoption of the token economy, anyone around the world, the world can go to securitize and register and pledge to invest in Security Token Market.

The very company behind the show you're watching right now, Kyle, you know what that means? Champagne let's do this thing. Whoa. Wow. That was fast. Nice. Well, folks, actually, what we're doing is our testing, the waters campaign, which means we're allowed to go loud about our upcoming offering, but you can only really pledge how much you'd like to invest and
hold your spot in line.

So head over to [00:01:00] securitize and go ahead and register. We're not accepting any money at this time. So just. Build all the traction. We can't wait to see the response from the market.

10/15/2021 13:37:43


Thread
Security Token Market | Crowdfund launches 7/6!
@STOmarket
WHAT. A. DAY.
After day 1, we already surpassed 75% of the fundraising goal pledged from 100s of investors!
We were elated to see the response from the industry & couldn't be more grateful for the support!
Reserve your spot before it fills up!
securitize.io/security-token...
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Security Token Market Crowdfund
8:35 PM · 10/11/21 · Twitter for iPhone
17 Retweets 3 Quote Tweets 45 Likes


Thread
A Global Source of Data & News on Tokenized Assets
securitize.io
Security Token Market Crowdfund
8:35 PM · 10/11/21 · Twitter for iPhone
17 Retweets 3 Quote Tweets 45 Likes
Security Token Market | Crowdfund launches 7/6! · 10/11/21
Replying to @STOmarket
Of course this is not binding, but more a way to reserve your spot to when we go live!
More info:
link.medium.com
Official: Security Token Market Launches Test the Waters Campaign for STO & Crowdfund

https://twitter.com/stomarket/status/1447722533667627008?s=21
https://blog.stomarket.com/official-security-token-market-launches-test-the-waters-campaig
n-for-sto-crowdfund-518275b7708c

10/15/2021 13:38:25


Security Token Market | Crowdfund launches 7/6!
@STOmarket
The Security Token Market community is stronger than ever and growing exponentially!
Reserve your spot to invest now!: securitize.io/security-token...
What is Security Token Market?
The Global Leader of Data & News of Tokenized Assets
Lifetime stats:
155k+ Users
8M+ Social Media Impressions
170+ Tokenized assets tracked
10:16 AM · 10/12/21 · Twitter Web App
9 Retweets 20 Likes
Security Token Market | Crowdfund launches 7/6! · 10/12/21
Replying to @STOmarket
More info:
Reserve your Spot


What is Security Token Market?
The Global Leader of Data & News of Tokenized Assets
Lifetime stats:
155k+ Users
8M+ Social Media Impressions
170+ Tokenized assets tracked
10:16 AM · 10/12/21 · Twitter Web App
9 Retweets 20 Likes
Security Token Market | Crowdfund launches 7/6! · 10/12/21
Replying to @STOmarket
More info:
Reserve your Spot
SECURIT
Follow Us On:
blog.stomarket.com
Official: Security Token Market Launches Test the Waters Campaign for STO & Crowdfund

https://twitter.com/stomarket/status/1447929218956922887?s=21
https://blog.stomarket.com/official-security-token-market-launches-test-the-waters-campaign-for-sto-crowdfund-518275b7708c

10/15/2021 13:38:46


Instagram
Thank You
$1.7M+ Pledged
Join the hundreds of investors who have already pledged and pledge today!
LINK IN BIO!


Instagram
Thank You
$1.7M+ Pledged
Join the hundreds of investors who have already pledged and pledge today!
LINK IN BIO!

10/15/2021 13:39:27


Instagram
Thank You
STM
$1M GOAL REACHED
Join the hundreds of investors who have already pledged and pledge today!
LINK IN BIO
JULY 6TH


Instagram
Thank You
STM
$1M GOAL REACHED
Join the hundreds of investors who have already pledged and pledge today!
LINK IN BIO
stomarket_ • Following
JULY 6TH

10/19/2021 16:43:26

Kyle Sonlin <kyle@stomarket.com>
to michaeld, Jonah, Herwig

4:42 PM (0 minutes ago)

Hey Michael - great to connect with you today!

Here's the deck on Security Token Market for our security token offering. We have seen a tremendous reception from the community and cannot wait to kick off the fundraising period soon. More details on the Securitize landing page here.

As I also mentioned, we're also currently closing a private Series A at our holdco level (Security Token Group). You can view that deck here.

Happy to answer any questions you may have!

Best,
Kyle Sonlin

--

Kyle Sonlin
Founding Partner at Security Token Group

@kylesonlin

A 1111 Brickell Ave, Floor 10, Miami, Fl 33131

STA Security Token Advisors | STM Security Token Market | STC Security Token Capital

DISCLAIMER:
• No money or other consideration is being solicited, and if sent in response, will not be accepted;
• No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only though the platform of an intermediary (funding portal or broker-dealer); and
• A person's indication of interest includes no obligation or commitment of any kind.

10/22/2021 12:50:02


What's Drippin'
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S-NFT What?!
Republic invented a new acronym and please welcome XY Labs to the party!
Lil Pump
KSHMR
Security Token Market
After week 1 of the Test The Waters Campaign, Security Token Market has received almost $2M in pledges from 300+ investors around the world!
This has been in the works for the past 3 years and I couldn't be more proud and grateful to be a part of it!

This has been in the works for the past 3 years and I couldn't be more proud and grateful to be a part of it!

Reserve your spot to invest now!

Gooood morning, ***Rainmakers!***

As always, I have two captivating topics for you to dive into:

1️⃣ **Republic invented a new acronym:** Republic has now coined the acronym, S-NFT, which combines security tokens and NFTs! How do fungibility and non-fungibility go together?

2️⃣ **tZERO taking more market share:** In just the last couple of weeks tZERO has announced two new tokens to list in the next 6 months: Curzio Research & XY Labs!

Without further ado, it's time to…

Get liquid 💧


STM Weekly Market Watch
TOP GAINERS
Mt Pelerin: +24.74%
Overstock: +9.02%
TOP LOSERS
tZERO: -13.80%
Exodus: -5.47%


STM Weekly Market Watch
TOP GAINERS
Mt Pelerin: +24.74%
Overstock: +9.02%
Liberal St: +5.73%
TOP LOSERS
tZERO: -13.80%
Exodus: -5.47%
Strasburg St: -3.09%

View more live-trading data here.

🫢 Republic invented a new acronym

Republic, one of the most prominent crowdfunding portals enabling retail access to private investment deals, launched Security Token NFTs (S-NFTs)!

The first two artists that will be partaking are Lil Pump & one of the top DJs in the world, KSHMR!


Lil Pump
KSHMR

Yeah… um… I am not exactly sure how the heck this is even possible.

Yeah… um… I am not exactly sure how the heck this is even possible.

Firstly, in general, shares in any security are fungible and NFTs are innately non-fungible.

"Jonah, lol wait, what is fungible and non-fungible?"

Let's get basic on these terms:

Fungibility is the ability to replace or be replaced by another identical item; mutually interchangeable.

For example: All shares of Apple are identical, which allows thousands if not millions of people to own the same asset at the same time.

Non-fungibility is a unique and non-interchangeable unit.

For example: Collectibles like baseball cards, paintings, and even homes… or in today's world, digital art like Cryptopunks.

Now that you know the differences, you may be asking yourself, "How is it possible to offer shares in something that is fungible and non-fungible at the same time?"

Great question and the answer to that question is, I have no idea!


NO IDEA!

The main thing that I am trying to figure out is how it is possible to have multiple

My initial thought is they are trying to appeal to the masses by calling them Security-NFTs because the vast majority of people are more familiar with NFTs rather than security tokens.

It looks to me they might be fractionalizing ownership in the NFT, but the issue with that is it not only becomes confusing but it also enters a regulatory grey area.

There isn't a ton of public information on this yet, but here is what I found in terms of the offerings:

1. *Lil Pump feat. Soulja boy (single song)*

- ***Rights***: *Royalties based on streams*
- ***Perks***: *Tickets, merch, etc*
- ***Tradable***: *TBA*

1. *KSHMR*

- ***Rights***: *Royalties based on streams*
- ***Perks***: *Tickets, merch, etc*
- ***Tradable***: *TBA*

Legal structure: *They are doing a Regulation CF campaign, which allows you to raise up to $5M from retail investors.*

Deal structure:

- *The NFT is created representing rights to royalties of the music artist*
- *The NFT is fractionalized into shares that represent a % of the right of the NFT, which are then offered as shares to the public*

This is just another reason that we NEED clarity now more than ever!

The industry is going to continue to get creative and bend the rules, until the

newsletter.stomarket.com

This is just another reason that we NEED clarity now more than ever!

The industry is going to continue to get creative and bend the rules, until the rules are defined on what we can and can't do.

Althought this is super cool, the more acronyms we have, the more confusing the industry will be.

Either way, congrats to Republic & Opulous, the technology provider behind this deal, for this achievement and we hope to see these S-NFTs with secondary trading soon!

👑 tZERO taking more market share

If tZERO didn't represent the majority of the secondary trading market already, they sure will now!

In just the past couple of weeks, they anounced two more assets that will trade on their platform by the end of the year or by early next.

New assets:

1. *Curzio Research, the financial newsletter based out of the US, decided to delist from MERJ Exchange and list on tZERO!*
2. *XY Labs is a tech startup in California with a mission to create software and location-data-driven devices to build a global data network focused on people's dataist relationship to the physical world!*

XY Labs is a really interesting security token use-case because they are deciding to tokenize the shares of the already existing privately-owned shares.

> According to the tZERO press release: "**The goal of the partnership is to digitize XY Labs' securities representing Class A common stock in the company…currently held by over 24,000 holders…**"

newsletter.stomarket.com

> According to the tZERO press release: "**The goal of the partnership is to digitize XY Labs' securities representing Class A common stock in the company…currently held by over 24,000 holders…**"
>
> tZERO & XY Labs

24,000 holders!

That's the other side of security tokens and why this industry will explode faster than you might think!

Existing companies with existing shares can simply tokenize and directly list on a security token-powered marketplace like tZERO and commence trading immediately!

Here's an example timeline of XY Labs:

1. *XY Labs raised $22M in 2018 via Regulation A+*
2. *24,000 private shareholders of XY Labs exist*
3. *XY Labs tokenizes their shares on the Algorand blockchain*
4. *XY Labs chooses tZERO as the marketplace to list these shares*
5. *XY Labs trades on tZERO, which is made accessible to the public!*

Because the capital raise already happened, there is no lock-up period, which allows the shares to freely trade!

When XY Labs commences trading, this could be a game-changer for secondary trading volume!

"Why?"

24,000 shareholders will now have the ability to sell their shares.

The question remains…how much demand is there from the public?

Time will tell!



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Time will tell!

What else is Drippin' 💦

- Coinbase Proposes US Create New Regulator to Oversee Crypto: This is a must-have for our industry as it is unprecedented!
- Auto1 FT Launches Europe's First Blockchain Financing Program: Blockchain bringing efficiency to the financing industry
- Security Token Market Launches TTW Campaign: Security Token Market has received pledges of almost $2M from 300+ investors around the globe.

Connect with us 📱

- Security Token Show: 112 - Defining Security Token NFTs
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Thanks for tuning in! Keep an eye out each Monday for the next security token adventure 🎏

Everything in this report is for informational and entertainment purposes only. Nothing in this report should be taken as financial advice or as an inducement to purchase or sell any security. Nothing in this market report should be used as legal advice. Always do your own research before making any decisions regarding financial transactions of securities.



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Thanks for tuning in! Keep an eye out each Monday for the next security token adventure 🎏

Everything in this report is for informational and entertainment purposes only. Nothing in this report should be taken as financial advice or as an inducement to purchase or sell any security. Nothing in this market report should be used as legal advice. Always do your own research before making any decisions regarding financial transactions of securities.

Disclosures:

• No money or other consideration is being solicited, and if sent in response, will not be accepted;

• No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the platform of an intermediary (funding portal or broker-dealer); and

• A person's indication of interest includes no obligation or commitment of any kind.

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10/22/2021 13:04:10



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Published in Security Token Market Blog

The Block Journal

Oct 21, 2021 · 6 min read · Listen

Big Bangs on the Blockchain

Token Boy Journal: Log entry 011 by John Pittman

I don't know about you all but I need to catch my breath. Sheesh, the week has been busy in the world of blockchain. So many new developments that I just had to touch on some of the umbrella topics in the space. These topics have leaked into our office discussions, Twitter, Discord channel (links at bottom) and even our phone group messages. So naturally that flavor overflowed into this week's Token Boy Journal. Can't wait to see the residual effects of these moves 6 months from now.

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Security Token Market Crowdfund

I have to start with our homegrown big news which is that STM is still killing the game with our crowdfund. Currently at the time of this blog we have pledges of over 2 million dollars from over 300 investors. What makes it even more special is there was no outside marketing campaign done other than the outreach to our immediate community. We really look forward to our friends, families and followers joining us in becoming a vital part to the security token industry ecosystem.

Through virtue of pure economic participation we can spread the gospel of security tokens at an accelerated rate and have additional people share in our potential success. You can pledge to invest here as the offering is not live, but the pledge will give you a chance to reserve a spot at the token!

Coinbase with the bang!

Half of their bang is the announcement on the launch of Coinbase NFT. This not-yet-live marketplace will let users mint, collect and trade NFTs. Right now Coinbase has opened a waitlist for access to the wallet and they're doing a bored ape NFT give away. For those that may not know this blue chip NFT sits at around 35 ETH (right now 1 ETH = $4100).

So far 1 million people have already signed up. The NFT market has been booming this year, with sales volume topping $10 billion in the third quarter. Daily sales hit their peak near $268 million in late august. The BTIG analyst estimates the new platform could add 137.5 million to Coinbase's revenue.

The other half of the Coinbase bang is the announcement of their multi year sponsorship signed with the N … nd really begins cementing Coinbase as the mainstream exchange which only will ignite the curiosity of the

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Although I'm curious how FTX feels about this move. I'm here in Miami (crypto capital) and FTX paid $135 million over 19 years for the naming rights to the old American Airlines Arena which is where the Miami Heat (NBA team) play. FTX and Coinbase offer overlapping assets and are somewhat competitors. Due to the NBA being the parent company of the league the the Miami Heat play in they will most certainly have Coinbase ads present in the arena and possibly even have the brand on the jerseys. This could be the emotional equivalent of being out for a quick night bite and seeing a girl you just started talking with on a date.

FTX offers tokenized stocks on their exchange so they're cool with us at the office. We actually had an amazing article come out this past Tuesday discussing the arbitrage opportunity with tokenized vs traditional stocks. Coinbase and FTX aren't the first to combine blockchain and NBA, Spencer Dinwiddie was the first to tokenize his player contract. If you want additional details fellow Token Boy Peter Gaffney covered the pro's and con's of tokenized player contracts in his "Tokenize This' series this week. Innovative financial products are being created and integrated so it only makes sense for the NBA to have multiple public partners in the crypto space.

Facebook changing its name

We all know the metaverse is getting more popular by the day and apparently Facebook wants to be leading the charge on that end. We all should be nervous about this because Facebook already is in control of the majority of social media that the world consumes. On the plus side they have the resources and technology to create an operable metaverse today with them owning Instagram, Whatsapp, and Oculus. I'm of the opinion let them build it and if they overreach we go full revolution on them. Whether people would be in a rush to sign up is another thing especially after the whistleblower leaked documents to the Wall Street Journal with informati… essed Facebook was hiding

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another thing especially after the whistleblower leaked documents to the Wall Street Journal with information we all would've guessed Facebook was hiding from investors and using against its user base. Let's also not forget they went radio silent for six hours across multiple platforms. Maybe this is just Facebook reminding us they still have the hammer and are the supreme navigators of our online social presence, and now they're coming for the metaverse.

My Security Token Offerings for the week

If you haven't checked out the Security Token Show then please add that to your Monday to-do list but my segment on the show covers the new security token offerings. Going forward I'm going to start adding those to the blog for those that missed it. It's a good resource for people looking for investments and I also want to provide this so that people can see the wonderful use cases that security tokens provide. Hopefully someone finds inspiration here and if you ever need help bringing your idea to fruition then hit up your boys here at Security Token Advisors! But without further ado here goes your weekly STO update:

- Blockstream mining closed out its fourth tranche with a fifth to launch soon. The Blockstream Mining note offers investors exposure to Bitcoin mining with the added liquidity of a security token. They have now raised close to 14 million euros on the STOKR Platform
- MD agency, a digital marketing firm specializing in real time advertising is doing an equity based STO. They are deploying a cloud based infrastructure that enables anyone to create their own digital ecosystem. Funds will help agencies create the first crypto advertising platform. Investors are granted equity rights and future dividend payments. So far they've raised 10,000 of 550,000 euros of their goal, which will represent 10% of the company.
- Technology company named Advanced Robotics created a product called Mercurio which acts as a customer-friendly virtual employee empowered with novel features such a… puter vision to improve customer engagement and … in the customer journey

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- Technology company named Advanced Robotics created a product called Mercurio which acts as a customer-friendly virtual employee empowered with novel features such as a talking AI and computer vision to improve customer engagement and streamline processes in the customer journey funnel. The goal is to raise 250,000 euros at a price of $1 per token, giving investors 30% of the profits pro rata.

Busy week with some heavy hitters from all around making moves in the blockchain space. Coinbase created an NFT marketplace, Facebook with metaverse aspirations and STM with continued interest from the community. The groundwork is there and the momentum is building.

Catch you guys next week on the other side of the blockchain

Token Boy Out

TOKEN BOY
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If you're thirsty for more security token news, content or just want some entertainment follow me on some of my other mediums. Pictures are worth a thousand words and videos are worth a million.

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Security Token Market

Disclosures:

• No money or other consideration is being solicited, and if sent in response, will not be accepted;

• No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the platform of an intermediary (funding portal or broker-dealer); and

• A person's indication of interest includes no obligation or commitment of any kind.

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10/23/2021 9:23:24


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11/13/2021 10:40:15


10:39
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general
lika404 Today at 9:57 AM
Dou you have token?
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Good morning everyone!
@lika404 Dou you have token?
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We are currently in the testing the waters phase of our fundraiser you can pledge via this link!: https://securitize.io/security-token-market-crowdfund
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11/27/2021 9:52:16

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Published in Security Token Market Blog

Peter Gaffney
Nov 22, 2021 · 5 min read · Listen

Rich Data in Private Assets

Inveniam + Security Tokens = Actionable Rich Data

INVENIAM ⇨ STA ⇨ STM Security Token Market

The potential flow in private assets from 1) the data oracle to 2) Security Token implementation to 3) Security Token data and trading.

A decade ago, Marc Andreessen said the famous words, "Software is eating the world." Spot on. From 2011 through the present day, software revolutionized the structure and execution of so many of the most prominent products and services that people use not just in the United States, but globally.

Does this quote remain intact now? Well, it's time to decide what the next "software" is, relative to Marc's thesis. Many would point to *Data eating the world* as the next chapter in the book, considering the fact that Data is actually *the product* when it comes to platforms people use on a daily basis (i.e. Social Media, Communications, Investing, Sports, etc.). In fact, the total global spend on Financial Data *alone* was **$32.3 Billion in 2020**, rising nearly 6% given demand for better pricing and portfolio management tools among the COVID-19 atmosphere.

Why is this 6% increase important? Because the COVID-19 period created such a "guessing game" when it came to the valuation and transparency of certain assets — namely, real estate and private funds.

· · ·

StreetEasy

Where Homes Sold for the Largest Discounts During the Pandemic

Neighborhood	Median Discount	Median Asking Price	Median Recorded Sale Price	Share of Homes Sold Below Asking Price
Midtown	12.4%	$1,475,000	$1,225,000	83.3%
Jamaica Estates	11.1%	$1,043,500	$959,000	90.1%
Jamaica	10.1%	$609,450	$600,000	64.2%
Tribeca	10.1%	$4,000,000	$3,675,000	86.2%
Elmhurst	9.0%	$439,000	$404,674	85.1%
Flatiron	8.4%	$1,995,000	$1,856,650	82.0%
Dyker Heights	8.3%	$1,095,000	$995,000	84.8%
Soho	8.1%	$2,175,000	$2,086,000	67.9%
Sunset Park	7.7%	$548,500	$536,342	73.2%
Brighton Beach	7.6%	$2,086,000	$2,061,000	92.3%

Source: StreetEasy Data between March 16, 2020 and September 30, 2020.

Sales & Discount data from StreetEasy.

Take New York City for example. Real estate has historically been a reliable bedrock. However, during the middle of 2020, rental rates and property sales for both residential and commercial (office space) properties took a tumble of up to *40%*. For illiquid assets, that is an ENORMOUS fluctuation.

Asymmetry like this usually favors asset owners rather than buyers/renters. Throughout this period, though, the *script was flipped*.

How does this relate back to the importance of financial data? Simple. Market participants of all types — asset owners, potential buyers, sellers, alternative investors — saw the gap that was posed due to the COVID uncertainty and realized that *active pricing and data transparency could actually create an easier managed and more efficient market*.

· · ·

Two data providers, both driven by blockchain technology, stand to benefit heavily from this eye-opening period: **Inveniam** and **Security Token Market**.

Straight from Inveniam's website, "Inveniam is providing the foundation for the digitization of the Private Markets."

The demand for Inveniam's services will likely grow exponentially over the course of the decade as investment managers and property owners compete to differentiate themselves and begin playing in the FinTech field, especially as LPs demand greater automation of operational processes equating to reduced expenses. The standard property & portfolio management process is getting bland. And while returns are r... for capital from external investors requires a vision tow... one rooted in the past.



demand greater automation of operational processes equating to reduced expenses. The standard property & portfolio management process is getting bland. And while returns are returns, competition for capital from external investors requires a vision towards the future, not one rooted in the past.

What Inveniam can do for these portfolio managers and property owners is absorb all data from *Valuation/Appraisal*, *Audit*, and peripheral factors that may contribute to the valuation of each asset. It allows double-sided transparency through its proprietary & patented technology so that asset owners AND investors could potentially gain access to relevant data.

Capital Markets
DeFi Blockchain
Private Markets
VERIFIED BY INVENIAM

Inveniam's technology enables assets to move from Level 3 Assets (mainly unobservable inputs) to Level 2 Assets (a blend of observable and unobservable inputs) — which creates the "***mark-to-market***" function that was missing throughout the COVID period and led to steep discounts and asymmetry.

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With already over $1 billion of assets on-boarded, Inveniam is indeed providing the foundation for the digitization of these assets, but how can we truly unlock the value that becomes transparent through Inveniam's discovery? Simple — **Security Tokens**.

We can actually make these frequent valuations painless to follow via tradable tokens. So while Inveniam is gathering, indexing, and making all this data pretty, Security Token Market is streamlining the road map in making this publicly-accessible and actionable for investors.

Let's see a sample of the end-to-end process.

- $1 billion real estate portfolio wants to enable more frequent valuations and take advantage of mark-to-market benefits
- The portfolio manager engages Inveniam to collect and index all relevant data from the portfolio manager and 3rd parties alike
- The assets within the portfolio shift from Level 3 to Level 2 assets, providing improved financing terms and valuation for current investors
- The portfolio manager issues security tokens to the public that represent equity ownership in the portfolio, enabling current investors to gain early liquidity closer to Fair Market Value than usual
- Security tokens can be tracked and viewed on Security Token Market to bring the investment opportunity to the masses (or the targeted investor group such as Retail, Accredited, Institutional Investors)
- Investors and prospective investors can follow along and see their holdings value in real-time through the 24/7 trading nature of security tokens
- Inveniam's pricing & valu[...]s a continuous benchmark for which investors may me[...]against (even if assets are



- Investors and prospective investors can follow along and see their holdings value in real-time through the 24/7 trading nature of security tokens
- Inveniam's pricing & valuation mechanism acts as a continuous benchmark for which investors may measure their tokens against (even if assets are revalued monthly or weekly, rather than daily)

Security Tokens

Secondary Trading data and security tokens can be found 24/7 at Security Token Market.

To revisit Marc Andreessen's prediction, software indeed has eaten and will continue eating the world through its offshoots. There is no reason traditional asset managers should limit themselves to current technology and operational practices when the blockchain-based ecosystem is developing at rapid paces — especially when these services are applicable to nearly all industries and can range from **macro implementation** (i.e. tokenization of an entire fund) to **granular uses** (like using security tokens for dividend distributions).

Inveniam just raised $25 million led by *Apex Group* to further the development of their data layer, while Security Token Market is on the cusp of launching a **security token crowdfund** open to the general public. Reserve your spot Here for when the crowdfund goes [...] digitizing these traditional industries.


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Curious to learn how your industry can be upgraded with Security Tokens?
Take a look at my weekly column Tokenize This with over 40 editions and more to come. As a direct channel to my team and myself at Security Token Advisors, set up a meeting HERE and let's find a way to work together.
Important Disclosures:
No money or other consideration is being solicited, and if sent in response, will not be accepted;
No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the platform of an intermediary (funding portal or broker-dealer); and
A person's indication of interest includes no obligation or commitment of any kind.
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Tokenized Mortgage-Backed Securities
Venture Capital and Traditional Finance: Funding the Web3 Movement
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Tokenize This: Week 49 - Tokenized Insurance

https://blog.stomarket.com/rich-data-in-private-assets-5617f20ee2d

12/2/2021 11:14:49


Security Token Market | Crowdfund launches 7/6!
@STOmarket
$4.1M pledged from 662 people around the planet!
The Security Token Market train can't be stopped!
The maximum we can raise is $5M, so you better reserve your spot before it's too late!
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Thank You
STM Security Token Market
$4.1M+ Pledged!
Join the hundreds of investors who have already pledged and pledge today!
LINK IN BIO!
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12/4/2021 21:21:18


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Totally. That's why we are building the security token ecosystem and even allowing retail investors to join the ride @STOmarket :)
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12/8/2021 15:15:19

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Security tokens are the whole pie

Security tokens dwarf crypto & most NFTs are failing

Jonah Schulman
December 06, 2021



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Introducing Mazzanti Automobili - an Italian-based hypercar manufacturer similar to Bugatti and Koenigsegg!

Mazzanti has been featured in 24 Hours of Le Mans, blockbuster movies, and video games!

Currently seeking investors via a Regulation D 506(c) security token offering, Mazzanti has stated the expected return will be 20% in just 8 months!

Check out the awesome car! 👇

Mazzanti Automobili - Official 2021
This is "Mazzanti Automobili - Official 2021" by DRONART on Vimeo, the home for high quality videos and the people who love them.

Mazzanti STO

Gooood morning, ***Rainmakers!***

1️⃣ **Security tokens are the whole pie:** Sure, crypto, NFTs, DAOs, and DeFi are great, but they are playing in the minor leagues. Security tokens dwarf all of these!

2️⃣ **Miami Art Basel Takeaways:** Many NFT creators will fail due to high

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2️⃣ **Miami Art Basel Takeaways:** Many NFT creators will fail due to high Ethereum gas fees & NFTs with real-life utility will win!

Without further ado, it's time to...

Get liquid 💧


STM MARKET WATCH
11/29-12/3/21
TOP GAINERS
TOP LOSERS
Mt Pelerin +34.34%
Exodus -20.79%
tZERO +1.35%
Overstock -11.30%
HCS Whisky Fund +0.96%
5942 Audubon Rd -7.29%

View more live-trading data here.

Security tokens are the whole pie

Stop drooling, I'm not talking about actual pie!

I'm talking about the pie that represents the global capital markets!

Sure, crypto, NFTs, DAOs, and DeFi are great, but they are playing in the minor leagues.

Security tokens are the pinnacle of it all.

🥧 Security tokens are the whole pie

Stop drooling, I'm not talking about actual pie!

I'm talking about the pie that represents the global capital markets!

Sure, crypto, NFTs, DAOs, and DeFi are great, but they are playing in the minor leagues.

Security tokens are the pinnacle of it all.


THE PINNACLE OF AMERICAN CAPITALISM

Put simply, security tokens are digital representations of real-world assets recorded on the blockchain.

Let's look at the total value of these blockchain sub-sectors:

1. **Cryptocurrency**: *$2.6T as of 12/02/21
2. **NFTs**: *$43B (as of 10/25/2021)
3. **DeFi**: *$236B (as of 11/01/2021)
4. **DAOs**: *$6B (as of 8/03/2021)

**The total value is difficult to calculate, as the market is fragmented*

Private to public market ratios, global markets, 2019


Equity
4.5x
Debt
2.5x
Real estate
32x
Private markets
Public markets
22,000 firms
$258 trillion
$106 trillion
$317 trillion
$10 trillion

Real estate is **$327 trillion** alone, which is more than 150X the crypto market.

When you start to add other markets like derivatives, private companies, public companies, debt, supercars, art, wine... you start to comprehend why security tokens really are the whole pie.

One of the most overlooked aspects of security tokens is the value is already there - the assets are simply being represented on a digital layer for them to function in a blockchain-based system, which comes with a plethora of benefits.

Non-tokenized real estate:


MakeAGIF.com

Tokenized real estate:



Both of these pieces of real estate are the same, but when it's accessible via the blockchain it opens up the floodgates of opportunity.

Opportunity: Liquid private real estate market, 24/7 trading, instant-settlement, international access, and much more for another time 😉

For instance, when you look at cryptos like Bitcoin, Ethereum, Dogecoin, or even the s***coins, they all have one thing in common...

They are all fighting for validation.

Some may be further along, but the point is all cryptos, NFTs, and DAOs start from zero and try to go from zero to one; whereas, with security tokens, the value of the assets is already there!

That's not to say crypto, NFTs, DAOs, or any other blockchain sub-sectors don't have value, but the value is just a fraction of what real-world assets represent.

Every single asset that is owned privately and publicly will become a security token!

On STOmarket.com we track 100+ real-world tokenized assets trading on marketplaces around the globe, with many more going live soon!

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🌴 Miami Art Basel Takeaways

This past week, I had an amazing opportunity to partake in Art Basel week!

What I really should say is I had the opportunity to partake in Miami NFT/Tech week.

From surging Uber prices to Bored Apes on supercars to meeting Web3 builders, we may have officially topped.

I mean seeing a Bored Ape NFT painted on a car screams top if you ask me.



Here are some of my key takeaways from the week:

1. **NFT creators will get hurt:** While I attended NFT Bazl at FTX Arena, I was listening to creators discuss their NFT projects.

I instantly became worried about the success of their NFTs.

newsletter.stomarket.com

I instantly became worried about the success of their NFTs.

Why?

The vast majority of creators are not familiar with NFTs; therefore, most of them will utilize the Ethereum blockchain to mint their NFTs, which will force buyers/sellers to pay insane gas fees.

The unfortunate reality is that many NFT projects will fail because the majority of people will not pay the high gas fees.

2. **NFTs with real-world utility will win:** There are hundreds if not thousands of NFT projects that are just a piece of art, with no real-life utility.

When buying an NFT, you have to ask yourself... are you buying into a facade, a community, or real-life perks?

For example, a local Miami tech community by the name of Shrimp Society launched their NFT project last week.

Some of the benefits or *bennies* as they call them, enable NFT holders to receive discounts at coffee shops, bars, and even exclusive access to Shrimp Society events around Miami.

Now that's an NFT I can get behind!

What kind of NFTs do you prefer?

💦 What else is Drippin'

- A National Stock Exchange That Supports NFTs? Switzerland-based exchange, SDX, is looking into NFTs!
- Republic to Acquire Seedrs in $100M deal: Republic is expanding its reach to Europe with this acquisition!
- Borderless Capital Launches $500M Algorand-Focused Fund: Look out for

newsletter.stomarket.com

💦 What else is Drippin'

- A National Stock Exchange That Supports NFTs? Switzerland-based exchange, SDX, is looking into NFTs!
- Republic to Acquire Seedrs in $100M deal: Republic is expanding its reach to Europe with this acquisition!
- Borderless Capital Launches $500M Algorand-Focused Fund: Look out for
Algorand-based projects receiving funding!

✍️ 📹 Content from the team

- The Security Token Primary Issuance Market
- Week 42 – Tokenized Commercial Fishing
- Exodus is About to Change the Game... Again

Thanks for tuning in! Keep an eye out each Monday for the next security token adventure 🎉

Join the discussion on Discord!

Everything in this report is for informational and entertainment purposes only. Nothing in this report should be taken as financial advice or as an inducement to purchase or sell any security. Nothing in this market report should be used as legal advice. Always do your own research before making any decisions regarding financial transactions of securities.

Disclosures:


newsletter.stomarket.com
Join the discussion on Discord!
Everything in this report is for informational and entertainment purposes only. Nothing in this report should be taken as financial advice or as an inducement to purchase or sell any security. Nothing in this market report should be used as legal advice. Always do your own research before making any decisions regarding financial transactions of securities.
Disclosures:
• No money or other consideration is being solicited, and if sent in response, will not be accepted;
• No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the platform of an intermediary (funding portal or broker-dealer); and
• A person's indication of interest includes no obligation or commitment of any kind
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12/8/2021 15:16:54


blog.stomarket.com
Published in Security Token Market Blog
Peter Gaffney
Dec 6, 2021 · 6 min read · Listen
Tokenize This: Week 43 – Tokenized Private Plane Memberships
Ride-Sharing for PJs. All tokenized, naturally.
Boarded Air Drake now we takin' off in it. (Source)
Yachts. Private Jets ("PJs"). Supercars. Rare Collectibles. Mountain homes. Beach homes. (Many more types of homes).
These are all luxurious items or categories that many, many people dream about, and that some directly strive
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Tokenized Mortgage-Backed Securities
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Pi Labs' investment in MOONHUB
Tokenize This: Week 54 – Tokenized Collateral Management


blog.stomarket.com
Yachts. Private Jets ("PJs"). Supercars. Rare Collectibles. Mountain homes. Beach homes. (Many more types of homes).
These are all luxurious items or categories that many, many people dream about, and that some directly strive for. There is certainly a high barrier to entry when it comes to accessing these — the wealth. And since we know security tokens can be designed to fractionalize ownership and reduce minimum buy-in fees — as Security Token Market has shown enabling retail investors to invest in the firm's private fundraise via tokenized crowdfund — let's take an opportunity to explore efficiencies that can be captured through the combination of private plane memberships and security tokens.
"Kickin my feet up, left the PJs on a PJ" isn't reserved for just Don Toliver. Take a look at what the technology we're building can do to open this line up to just about anybody.
Value Adds:
Private Plane Owner and Manager (Token Issuer)
• Gains the ability to fractionalize ownership of an aircraft and reach a wider investor base
• Can form a schedule and protocol for plane use that manages itself via token schedule (more on this later in article)
• Security token functionality enables early and partial liquidity for current investors and future investors, which is a STRONG differentiating factor relative to other aircraft investments
Private Plane Member (Token Holder)
• Receives alternative acce
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Tokenized Mortgage-Backed Securities
Venture Capital and Traditional Finance: Funding the Web3 Movement
Pi Labs' investment in MOONHUB
Tokenize This: Week 54 – Tokenized Collateral Management

Value Adds:

Private Plane Owner and Manager (Token Issuer)

- Gains the ability to fractionalize ownership of an aircraft and reach a wider investor base
- Can form a schedule and protocol for plane use that manages itself via token schedule (*more on this later in article*)
- Security token functionality enables early and partial liquidity for current investors and future investors, which is a STRONG differentiating factor relative to other aircraft investments

Private Plane Member (Token Holder)

- Receives alternative access to private flights
- Security token investment can double as a pure investment instrument and a utility token for access to the plane and surrounding perks
- Fluid nature of tokens enables tokenholders to trade with others (or with each other) which could affect the usage schedule as needed

. . .

I've mentioned it a couple times — **What is the usage schedule?** If you recall ***Tokenize This*** Week 16 – Miami Tech Week Edition: Tokenized Yachts, then you may have an idea. If not, the concept is that the blend of fractionalized ownership and utility of becoming a member to these private flights via holding a token can create a protocol/process by which members may actually use these flights.

It simply would not be feasible to allow every single token holder to fly whenever they wanted given the sheer ... rflow the flight capacity and crew. But rather, we can use the **digitized cap table** (which is one of my

I've mentioned it a couple times — **What is the usage schedule?** If you recall ***Tokenize This*** Week 16 – Miami Tech Week Edition: Tokenized Yachts, then you may have an idea. If not, the concept is that the blend of fractionalized ownership and utility of becoming a member to these private flights via holding a token can create a protocol/process by which members may actually use these flights.

It simply would not be feasible to allow every single token holder to fly whenever they wanted given the sheer demand that would overflow the flight capacity and crew. But rather, we can use the **digitized cap table** (which is one of my FAVORITE features of tokenization — the table of ownership is purely digitized and auto-updating since it works in tandem with the underlying tokens whenever tokens trade hands or asset value fluctuates) to show which token holders at any given time have priority to book a flight.



If the highest ranking token holder passes on a flight opportunity, then it goes to the second highest, and to the third highest, and so on and so forth. Additionally, as members DO make use of their booking abilities, they will be reset towards the end of the priority line in order to avoid having the same members ranked highest in perpetuity.

For those familiar with Fantasy Football, think of this as the "*Waiver Wire*." In certain settings, you can either bid on a free agent, or you play by Waiver Priority and every time YOU win a waiver opportunity (i.e. you successfully pick a player up), you shift back to the bottom of the priority list.

Consider a matrix of 10 token holders called "*Members.*" **Member 1** owns 30% of tokens, **Member 2** owns 20% of tokens, **Member 3** owns 15% of tokens, **Member 4** owns 10% of tokens, and the **Members 5–10** account for the remaining 25%.

- Member 1 gets first priority for booking each quarter
- Member 1 books a trip, and gets sent to the bottom of the priority list for the next one
- Member 2 books, and gets sent to the bottom of priority list for next one, pushing Member 1 up to Spot #9
- Member 3 passes and does not book a trip at this time; Member 3 remains in TOP priority for the next trip
- Member 4 books a flight at this time and moves down to the bottom priority slot; Member 1 moves up to Spot #8 and Member 2 to Spot #9
- And so on and so forth

. . .

What's really cool about this is the near self-governing mechanism that

What's really cool about this is the near self-governing mechanism that determines these flights, and nobody is excluded from the opportunity to book so long as they are indeed token holders. If you were to continue the above bullet-pointed scenarios, you'd find that Member 3 retains priority #1 for each flight until that member decides to book. If Member 3 keeps passing on flights, no problem. There is never a bottleneck as the priority just shifts to the next member.

In theory, if all members pass on flights except for Member #1, that member will be able to book at every chance he/she gets, even at the bottom of the priority list.

Additionally, given that the number of seats on each plane varies from a mere 4 to 20+, the priority list will adjust accordingly to the flight size to ensure maximum usage (i.e. Member 1 books 4 seats, Member 2 books 3 seats, Member 4 books 4 seats,…, until the flight is filled).

For avid **Tokenize This** and security token enthusiasts, you already know there's an investment component associated with all of this. As demand fluctuates for these memberships, as aircraft change in value, and as the ownership company expands revenue sources, token holders may see their investments appreciate. There could even be unique depreciation benefits associated with the underlying aircraft that token holders can write-off or use in similar fashion (although don't quote me on this).



PRIVATE FLIGHTS
SHARED FLIGHTS
THE COMMUNITY
MEMBER BENEFITS

The official Wheels Up structure. (Source)

Where did the inspiration for this week's edition come from?

None other than **Wheels Up** — a company that's been pioneering the private travel industry with its unique Membership + Discounted Booking Fee structure. With the motto "***Flying Private is now Public***," (reminiscent of security tokens' "*go public while staying private*") they've hit the nail on the head and I truly believe they've captured a niche area in the market — people who fly often enough to want to enjoy further comfort, but who are expense-conscious enough to not charter numerous private flights as an individual.

What's really cool about Wheels Up is that they not only provide the service for passengers, but they're actively looking for aircraft owners and managers to expand their lines of business. And I believe stepping into the tokenization realm would be a fantastic complement to incentivize these prospective owners, managers, and partners.

	CONNECT MEMBERSHIP	CORE MEMBERSHIP
One Time Initiation Fee	$2,995	$17,500
Annual Dues (starting year 2)	$2,495	$8,500
Authorized Lead Passengers	2	4
PROGRAM FEATURES		
[illegible]	✗	✓
Dedicated Account Manager	✗	✓
[illegible]	✓	✓
[illegible]	✓	✓
[illegible]	✓	✓
[illegible]	Signature Events Only	✓

Pricing samples. Could all be facilitated with security tokens. (Source)


New Edition coming next Wednesday 12/15/21!
Disclaimer: This is not financial or investment advice and should not be interpreted as such. Please do your own research on investments and financial decisions before partaking in any ideas or ventures depicted in this publication.
Important Disclosures:
No money or other consideration is being solicited, and if sent in response, will not be accepted;
No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the platform of an intermediary (funding portal or broker-dealer); and
A person's indication of interest includes no obligation or commitment of any kind.
More from Security Token Market Blog
Republic Continues to Pave the Way for Crowdfunding Platforms
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Peter Gaffney
Tokenized Mortgage-Backed Securities
Venture Capital and Traditional Finance: Funding the Web3 Movement
Tokenize This: Week 54 - Tokenized Collateral Management

https://blog.stomarket.com/tokenize-this-week-43-tokenized-private-plane-memberships-679e1048c413

12/14/2021 10:39:53


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https://twitter.com/pgaff_digital/status/1470759649557336074?s=21
https://blog.stomarket.com/official-security-token-market-launches-test-the-waters-campaign-for-sto-crowdfund-518275b7708c
We are Security Token Market and we're creating the wall street without walls.

Where anyone anywhere can invest digitally. Into real estate, stocks, art, and more all thanks to the power of security tokens. You see, it's a blockchain technology that is changing finance as we know it. It allows anyone to invest digitally, allowing companies to go public sooner and anyone around the world to invest via the web.

It's not crypto it's wall street without walls. There are already hundreds of trading tokens worth over a billion dollars and thousands more on the way this is happening

now. And there's no telling how far we can go. At Security Token Market, we take great pride in the highest level of integrity about financial data.

As a leading data provider at the security token industry, we provide unique insights on market trends, new developments, and in-depth research just for you. Security. Token market is the trusted source for data and news. For this new world of digital investing, we track hundreds of tokens trading, worldwide, creating a platform where anyone can learn about these new investment opportunities.

We are your one-stop shop for all things, security tokens. In fact, our media arm has this industry covered from end to end. We have a security token show and a newsletter which drops every single Monday. We also publish weekly columns and educational content across every platform. And that's just for now. The power has changed from the few to the many.

That's why we're building the cultural epicenter of security tokens, where you can start investing today. That's why we have a community first approach. So you can find us on Discord, LinkedIn, Twitter, and you can also find me in the metaverse. Together we are breaking down the walls of wall street, join the token revolution and learn more about our public offering live on securitize. We are Security Token Market!

12/14/2021 10:40:11


What's Drippin'
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Binance gettin' frisky with security tokens
Kickstarter to tokenize and Binance dabbling with security tokens!
December 13, 2021
WHAT'S DRIPPIN'
DEC 13
BINANCE.US
KICKSTARTER

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Security Token Market

UPDATE!

After week 8 of the Test The Waters campaign, we have received ***$4.4M+*** in pledges from ***712*** investors from ***20+*** countries around the world!

Reserve your spot to invest now!

Gooood morning, ***Rainmakers***!

1️⃣ **Kickstarter to tokenize, but is it enough?:** Kickstarter has announced they will be transforming their platform to run on blockchain... but I think they are missing the big picture!

2️⃣ **Binance gettin' frisky with security tokens:** Binance just acquired 18% of Hg Exchange - a Singaporean-based regulated security token exchange!

Without further ado, it's time to...

Get liquid



STM MARKET WATCH

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Get liquid



STM MARKET WATCH
12/6-12/10/21
TOP GAINERS
TOP LOSERS
Mt Pelerin +18.18%
Schaefer Hwy +18.41%
Blockchain Capital +15.00%
tZERO -36.33%
Exodus -12.62%
Overstock -10.00%

View more live-trading data here.

Kickstarter to tokenize, but is it good enough?

My first thought when hearing that Kickstarter is tokenizing their platform was "took em' long enough."

For those of you who need a quick refresher, Kickstarter is essentially a crowdfunding portal where young companies seek contributions for their project(s) and in return, the contributors receive swag, perks, VIP access, etc.

So, when I heard they were going the tokenization route, my ears immediately perked up!



newsletter.stomarket.com



I'm hoping at the very least they build out the functionality to enable issuers to issue NFTs to their contributors!

Here's how Kickstarter works and how NFTs would look if enabled:

For example, let's say company A wants to raise capital on Kickstarter.

Bobby can contribute $25 to the project and be entitled to receive a t-shirt and maybe even exclusive access to future projects.

The contribution earns person A a 'badge' of some sort to receive those perks.

If it was a tokenized platform, you could issue badges in the form of an NFT, which would grant the contributor (person A) the ability to not only show off but to resell the NFT to someone else!

BOOM!

According to their official press release, they have helped hundreds of thousands receive funding:

newsletter.stomarket.com

BOOM!

> According to their official press release, they have helped hundreds of thousands receive funding:
> **"Since 2009, more than $6 billion has been pledged on Kickstarter, funding over 200,000 creative projects that otherwise may never have been made. These projects have been remarkably generative, creating an estimated 750,000+ part-time jobs, 80,000 full-time jobs, over 20,000 companies and nonprofits, and $13.5 billion in additional economic impact."**
>
> Kickstarter Press Release

But, as I said last week, NFTs are just a fraction of the pie.

It's time for Kickstarter to think bigger!


I WAS TRYING TO THINK BIG

You know what, no!

Kickstarter, you can do way better than this!

A tokenized platform is a start, but you are missing out on the whole pie.

Security tokens are the whole pie!

newsletter.stomarket.com

Security tokens are the whole pie!

If you were reading my newsletter, you would know this... ugh, whatever...I'll let it go for now.


I'll allow it.

The fact of the matter is time and time again we have seen numerous companies rise to prominence and fall due to their stubbornness to adapt and overcome.

My ambitious plan for Kickstarter is to either apply for a broker-dealer license or acquire one!

Why?

With a broker-dealer license under their belt, they can transform their 'donation' platform to a platform where companies can issue equity to their loyal contributors!

It's a no-brainer to me.

Kickstarter's intangible brand name is still very powerful and will only attract more incredible talent and companies.

If this happens, current crowdfunding portals better be on watch! 👀

Binance gettin' frisky with security tokens

newsletter.stomarket.com

Binance gettin' frisky with security tokens

I always tell people that Bitcoin and other cryptocurrencies have very little to do with security tokens... except for one core component.

Can you guess what that component is?


TELL ME EVERYTHING

Blockchain!

The core similarity between crypto and security tokens is they both use blockchain technology as the foundational infrastructure as a means of recording information and transfers.

As a result of this assumed awareness, Binance will acquire an 18% stake in Hg Exchange - a Singapore-based security token exchange with full regulatory clearance to trade security tokens!

> Binance Singapore CEO, Richard Teng said it best: **"Crypto and traditional financial offerings continue to converge. Through this investment, we seek to work with HGX in enhancing offerings of products and services supported by blockchain technology."**
>
> Binance Singapore CEO, Richard Teng

It's clear Teng has had some experience with both sides of the blockchain,

newsletter.stomarket.com

> Binance Singapore CEO, Richard Teng said it best: "Crypto and traditional financial offerings continue to converge. Through this investment, we seek to work with HGX in enhancing offerings of products and services supported by blockchain technology."
>
> Binance Singapore CEO, Richard Teng

It's clear Teng has had some experience with both sides of the blockchain, (crypto and security tokens) as he was chairman of Hg Exchange, prior to joining Binance.

This was a strategic move.

The crypto industry is currently coming to an interesting spot and one that I am slightly concerned about.

Crypto, NFTs, DeFi, DAOs, and other blockchain-based products continue to bend the definition of what constitutes a security or not.

I anticipate many popular projects being investigated by the SEC at some point.

As many projects pay their fines and suffer the consequences over the next few years, blockchain enthusiasts and companies like Binance will hedge their risk by joining the security token revolution.

Why?

Security tokens leverage blockchain technology for real-world assets in a compliant manner.

I'm talking stocks, bonds, real estate, world-renown paintings, wine, jewelry, etc all traded on a public market available to anyone!

When you converge the benefits and efficiencies of blockchain technology with real-world assets... there's no telling how far we can go!

newsletter.stomarket.com


I'm so excited, I'm so excited,
I'm so... scared...

💦 What else is Drippin'

1. Blockchain-powered breakthrough on mutual funds: Franklin Templeton, who has $1.5T in AUM, wants to create a tokenized mutual fund!
2. Rialto Markets Crowdfund Launch: Rialto Markets has raised $45K thus far!
3. Japan plans to green the blockchain: Cryptographic proof that electricity purchased on energy trading markets was cleanly produced!

✍️ 📹 Content from the team

1. Security Token Market Report: November 2021
2. Security Token Market Real Estate Report: November 2021
3. Tokenize This: Week 43 – Tokenized Private Plane Memberships

Thanks for tuning in! Keep an eye out each Monday for the next security token adventure 🎏

newsletter.stomarket.com

3. Tokenize This: Week 43 – Tokenized Private Plane Memberships

Thanks for tuning in! Keep an eye out each Monday for the next security token adventure 🎏

Join the discussion on Discord!

Everything in this report is for informational and entertainment purposes only. Nothing in this report should be taken as financial advice or as an inducement to purchase or sell any security. Nothing in this market report should be used as legal advice. Always do your own research before making any decisions regarding financial transactions of securities.

Disclosures:

• No money or other consideration is being solicited, and if sent in response, will not be accepted;

• No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the platform of an intermediary (funding portal or broker-dealer); and

• A person's indication of interest includes no obligation or commitment of any kind

Subscribe to What's Drippin'
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12/14/2021 10:40:43


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Jonah Schulman | Crowdfund launches 7/6!
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The time is now!
9,490 views · From Security Token Market | Crowdfund launches 7/6!
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We are Security Token Market and we're creating the wall street without walls.

Where anyone anywhere can invest digitally. Into real estate, stocks, art, and more all thanks to the power of security tokens. You see, it's a blockchain technology that is changing finance as we know it. It allows anyone to invest digitally, allowing companies to go public sooner and anyone around the world to invest via the web.

It's not crypto it's wall street without walls. There are already hundreds of trading tokens worth over a billion dollars and thousands more on the way this is happening now. And there's no telling how far we can go. At Security Token Market, we take great pride in the highest level of integrity about financial data.

As a leading data provider at the security token industry, we provide unique insights on market trends, new developments, and in-depth research just for you. Security. Token market is the trusted source for data and news. For this new world of digital investing, we track hundreds of tokens trading, worldwide, creating a platform where anyone can learn about these new investment opportunities.

We are your one-stop shop for all things, security tokens. In fact, our media arm has this industry covered from end to end. We have a security token show and a newsletter which drops every single Monday. We also publish weekly columns and educational content across every platform. And that's just for now. The power has changed from the few to the many.

That's why we're building the cultural epicenter of security tokens, where you can start investing today. That's why we have a community first approach. So you can find us on Discord, LinkedIn, Twitter, and you can also find me in the metaverse.

Together we are breaking down the walls of wall street, join the token revolution and learn more about our public offering live on securitize. We are Security Token Market!

12/14/2021 10:41:24



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MEET SECURITY TOKEN MARKET
When you think crypto/blockchain in Miami (Brickell) your first thought should be @stomarket's unbelievable team.
Hear more about our mission here
A WALL STREET WITHOUT WALLS
9:42 AM · 12/14/21 · Twitter for iPhone
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REAL ESTATE STOCKS ART
9:42 AM · 12/14/21 · Twitter for iPhone
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Official: Security Token Market Launches Test the Waters Campaign for STO & Crowdfund
Not crypto but Wall Street without walls? Yikes. Sounds stale and very 2010. Embrace crypto and run from Wall Street seems to be a much better marketing approach
Tweet

https://twitter.com/kylesonlin/status/1470766177622405124?s=21
https://blog.stomarket.com/official-security-token-market-launches-test-the-waters-campaign-for-sto-crowdfund-518275b7708c
We are Security Token Market and we're creating the wall street without walls.

Where anyone anywhere can invest digitally. Into real estate, stocks, art, and more all thanks to the power of security tokens. You see, it's a blockchain technology that is changing finance as we know it. It allows anyone to invest digitally, allowing

companies to go public sooner and anyone around the world to invest via the web.

It's not crypto it's wall street without walls. There are already hundreds of trading tokens worth over a billion dollars and thousands more on the way this is happening now. And there's no telling how far we can go. At Security Token Market, we take great pride in the highest level of integrity about financial data.

As a leading data provider at the security token industry, we provide unique insights on market trends, new developments, and in-depth research just for you. Security. Token market is the trusted source for data and news. For this new world of digital investing, we track hundreds of tokens trading, worldwide, creating a platform where anyone can learn about these new investment opportunities.

We are your one-stop shop for all things, security tokens. In fact, our media arm has this industry covered from end to end. We have a security token show and a newsletter which drops every single Monday. We also publish weekly columns and educational content across every platform. And that's just for now. The power has changed from the few to the many.

That's why we're building the cultural epicenter of security tokens, where you can start investing today. That's why we have a community first approach. So you can find us on Discord, LinkedIn, Twitter, and you can also find me in the metaverse. Together we are breaking down the walls of wall street, join the token revolution and learn more about our public offering live on securitize. We are Security Token Market!

12/14/2021 13:03:49


Thread
MEET SECURITY TOKEN MARKET
When you think crypto/blockchain in Miami (Brickell) your first thought should be @stomarket's unbelievable team.
Hear more about our mission here
END-TO-END
MEDIA COVERAGE
What's happening
Reserve your Spot
SECURIT


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What's happening
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https://twitter.com/KyleSonlin/status/1470766177622405124?s=20
https://blog.stomarket.com/official-security-token-market-launches-test-the-waters-campaign-for-sto-crowdfund-518275b7708c
We are Security Token Market and we're creating the wall street without walls.

Where anyone anywhere can invest digitally. Into real estate, stocks, art, and more all thanks to the power of security tokens. You see, it's a blockchain technology that is changing finance as we know it. It allows anyone to invest digitally, allowing companies to go public sooner and anyone around the world to invest via the web.

It's not crypto it's wall street without walls. There are already hundreds of trading tokens worth over a billion dollars and thousands more on the way this is happening now. And there's no telling how far we can go. At Security Token Market, we take great pride in the highest level of integrity about financial data.

As a leading data provider at the security token industry, we provide unique insights on market trends, new developments, and in-depth research just for you. Security. Token market is the trusted source for data and news. For this new world of digital investing, we track hundreds of tokens trading, worldwide, creating a platform where anyone can learn about these new investment opportunities.

We are your one-stop shop for all things, security tokens. In fact, our media arm has this industry covered from end to end. We have a security token show and a newsletter which drops every single Monday. We also publish weekly columns and educational content across every platform. And that's just for now. The power has changed from the few to the many.

That's why we're building the cultural epicenter of security tokens, where you can

start investing today. That's why we have a community first approach. So you can find us on Discord, LinkedIn, Twitter, and you can also find me in the metaverse. Together we are breaking down the walls of wall street, join the token revolution and learn more about our public offering live on securitize. We are Security Token Market!

12/20/2021 12:09:31


Tweet
Austin Rief @austin_rief · 12/19/21
The best businesses in the world expand their target market
-Nike convinced the world that everyone is an athlete
-Apple convinced the world that everyone is a creator
-Shopify convinced the world that everyone is an entrepreneur
Champion customers and they will reward you
pgaffney.eth
Replying to @austin_rief
And everyone can be an owner @STOmarket
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Replying to @pgaff_digital @austin_rief and @STOmarket
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Official: Security Token Market Launches Test the Waters Campaign for STO & Crowdfund
What's happening
R. Kelly sentenced to 30 years in prison
Saylor
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This 13-year-old from Egypt is building a metaverse using his mum's old clothes
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https://twitter.com/pgaff_digital/status/1472620528909561857?s=20
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1/5/2022 7:37:27

what's drippin STM

🌴The Power of Communities

Security Token Market is doing an STO!



Jonah Schulman
Oct 12



Security Token Market
Wall Street Without Walls
The Global Source of Data & News on Tokenized Assets

It comes with great honor to announce that Security Token Market is fundraising via an STO on Securitize!

This has been in the works for the past 3 years and I couldn't be more proud and grateful to be a part of it!

Reserve your spot to invest now!

Gooood morning, ***Rainmakers*** 🌴***!***

> *Before we dive in, I want to emphasize I am not using this newsletter edition as a cop-out on my usual editions.*
>
> *It would have been easier to merely promote our offering and go on with my day, but that's not the **Jonah Schulman** way and that's certainly not the **Security Token Market** way.*
>
> *We always provide value whenever and wherever we can.*
>
> *I hope you enjoy this edition like all of the other ones and I am so so grateful for you reading this - more than you will ever know <3*

I usually have two topics to dive into, but this week I decided to ***Test The Waters*** and ride a different wave, the ***Security Token Market*** wave that is!

1️⃣ 🌴**The Power of Community & STM**🤝: When you have a community behind you, there's nothing you can't achieve!

Without further ado, it's time to...

Get liquid & *Test The Waters* 💧

STM Weekly Market Watch

TOP GAINERS		TOP LOSERS	
Fullerton Ave:	+6.79%	Exodus:	-17.09%
AspenCoin:	+4.67%	INX:	-4.68%
Roxbury Ave:	+2.68%	Hathaway Ave:	-4.04%



View more live-trading data here.

🌴The Power of Community & STM🤝

The most valuable asset a firm can have is **community.**

It's not capital.

It's not human capital either.

When all else fails and you are out of resources, but still have a strong **community** supporting you - you'll make it!



> ***When you really break it down, community consists of two key aspects:***
>
> 1. A group of people that share the same or similar core beliefs
> 2. Being part of something bigger than yourself

`A community can represent many things.`

It can be a fan base, a religion, a university, a ***company*** - you name it!

Not too long ago, the WallStreetBets ***community*** seemed to have a stronghold on the financial markets.

stronghold on the financial markets.



That's because they did!

A community of around 10 million retail investors came together with one common goal - to take back the power and greed away from the institutional investors or "the suits."

And oh boy did they make head-way and shake some of the traditional institutions.


MOVIECLIPS

The point I am trying to make is - if you have a strong enough purpose and community behind your mission, there are no limits to what you can achieve.

We at Security Token Market (STM) have been cultivating a community with a

community behind your mission, there are no limits to what you can achieve.

We at Security Token Market (STM) have been cultivating a community with a similar purpose.

Similar to WallStreetBets, our sentiment revolves around bringing transparency of opportunities and information in order to level out the capital markets playing field.

> **Real quick, let's take a look at the current state of the capital markets:**
>
> *Important note: Before a company can trade on a public exchange like the NYSE, it has to IPO. Before it IPOs, the company is a privately-owned company (many restrictions on who can invest).*
>
> Investment example: ***Facebook's timeline***
>
> ***Privately-owned: Exclusive to accredited investors & institutions***
>
> - Facebook was founded in 2004
> - Raised approximately **$2B** in private funding from companies like Goldman Sachs, Founders Fund, Microsoft, Artis Ventures, and many other institutions and accredited investors like Peter Thiel
>
> ***Publicly-owned: Open to all investors***
>
> - IPO'd on May 18th, 2012 at a valuation of $100B!
>
> ***Comparison Results:***
>
> - Investors who had the opportunity to invest in the private-rounds cashed out big!
> - Investors who got in after the IPO - have experienced miniscule returns in proportion to the private-investors

Do you see the issue here?



Do you see the issue here?



Okay, I know this is fascinating, but let's bring that creepy nodding back a notch.



Much better!

The good news is there's a new era of capital markets emerging.

That's where STM comes in.

Over the past 3 years, through consistency, diligence, and getting into the weeds STM has emerged as the trusted source of security token data and media!

We want our community to feel confident in the new era of the capital markets.



media!

We want our community to feel confident in the new era of the capital markets.


NETFLIX

That's why we have officially commenced our ***Test The Waters*** fundraising campaign to develop a revamped data and media platform for our **community** to leverage!

"Why?"

Because the future of the capital markets depends on it.

It depends on you, our community, ***The Rainmakers*** 🌴

Are you with us?

Reserve your spot to invest now!

What else is Drippin' 💦

- **Republic Launches S-NFTs with Lil Pump Artist Offering Royalties**: If we didn't need more acronyms, we got them!
- **Judge in Ripple cryptocurrency case wants token holders' views**: Looks like the Ripple case is taking a turn!
- **MERJ Exchange and DIGTL Partner to utilize the Liquid Network**: Bitcoin side-chain getting into security tokens?!

Connect with us ☎️

- Security Token Show: #112 - Defining Security Token NFTs
- Twitter
- Instagram
- LinkedIn

Thanks for tuning in! Keep an eye out each Monday for the next security token adventure 🎢

Everything in this report is for informational and entertainment purposes only. Nothing in this report should be taken as financial advice or as an inducement to purchase or sell any security. Nothing in this market report should be used as legal advice. Always do your own research before making any decisions regarding financial transactions of securities.

Important Disclosures:

- No money or other consideration is being solicited, and if sent in response, will not be accepted;
- No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the platform of an intermediary (funding portal or broker-dealer); and
- A person's indication of interest includes no obligation or commitment of any kind.

If you liked this post from STM Presents: What's Drippin', why not share it?

https://newsletter.stomarket.com/p/the-power-of-communities

10/22/2021 12:50:02



newsletter.stomarket.com

What's Drippin'

Subscribe Sign in

S-NFT What?!

Republic invented a new acronym and please welcome XY Labs to the party!

Jonah Schulman
October 18, 2021

Lil Pump
feat. Soulja Boy
Hip hop

KSHMR
Electronic

Security Token Market

After week 1 of the Test The Waters Campaign, Security Token Market has received almost *$2M* in pledges from *300+* investors around the world!

This has been in the works for the past 3 years and I couldn't be more proud and grateful to be a part of it!



newsletter.stomarket.com

What's Drippin'

Subscribe Sign in

This has been in the works for the past 3 years and I couldn't be more proud and grateful to be a part of it!

Reserve your spot to invest now!

Gooood morning, *Rainmakers!*

As always, I have two captivating topics for you to dive into:

1️⃣ **Republic invented a new acronym:** Republic has now coined the acronym, S-NFT, which combines security tokens and NFTs! How do fungibility and non-fungibility go together?

2️⃣ **tZERO taking more market share:** In just the last couple of weeks tZERO has announced two new tokens to list in the next 6 months: Curzio Research & XY Labs!

Without further ado, it's time to...

Get liquid 💧

STM Weekly Market Watch

TOP GAINERS TOP LOSERS

Mt Pelerin +24.74% tZERO -13.80%

Overstock +9.02% Exodus -5.47%



newsletter.stomarket.com

STM Weekly Market Watch

TOP GAINERS		TOP LOSERS	
Mt Pelerin	+24.74%	tZERO	-13.80%
Overstock	+9.02%	Exodus	-5.47%
Liberal St	+5.73%	Strasburg St	-3.09%

View more live-trading data here.

Republic invented a new acronym

Republic, one of the most prominent crowdfunding portals enabling retail access to private investment deals, launched Security Token NFTs (S-NFTs)!

The first two artists that will be partaking are Lil Pump & one of the top DJs in the world, KSHMR!

Lil Pump
KSHMR

Yeah... um... I am not exactly sure how the heck this is even possible.

newsletter.stomarket.com

Yeah.... um… I am not exactly sure how the heck this is even possible.

Firstly, in general, shares in any security are fungible and NFTs are innately non-fungible.

"Jonah, lol wait, what is fungible and non-fungible?"

Let's get basic on these terms:

Fungibility is the ability to replace or be replaced by another identical item; mutually interchangeable.

For example: All shares of Apple are identical, which allows thousands if not millions of people to own the same asset at the same time.

Non-fungibility is a unique and non-interchangeable unit.

For example: Collectibles like baseball cards, paintings, and even homes… or in today's world, digital art like Cryptopunks.

Now that you know the differences, you may be asking yourself, "How is it possible to offer shares in something that is fungible and non-fungible at the same time?"

Great question and the answer to that question is, I have no idea!


NO IDEA!

The main thing that I am trying to figure out is how it is possible to have multiple

newsletter.stomarket.com

My initial thought is they are trying to appeal to the masses by calling them Security-NFTs because the vast majority of people are more familiar with NFTs rather than security tokens.

It looks to me they might be fractionalizing ownership in the NFT, but the issue with that is it not only becomes confusing but it also enters a regulatory grey area.

There isn't a ton of public information on this yet, but here is what I found in terms of the offerings:

1. *Lil Pump feat. Soulja boy (single song)*

- ***Rights**: Royalties based on streams*
- ***Perks**: Tickets, merch, etc*
- ***Tradable**: TBA*

1. *KSHMR*

- ***Rights**: Royalties based on streams*
- ***Perks**: Tickets, merch, etc*
- ***Tradable**: TBA*

***Legal structure**: They are doing a Regulation CF campaign, which allows you to raise up to $5M from retail investors.*

Deal structure:

- *The NFT is created representing rights to royalties of the music artist*
- *The NFT is fractionalized into shares that represent a % of the right of the NFT, which are then offered as shares to the public*

This is just another reason that we NEED clarity now more than ever!

The industry is going to continue to get creative and bend the rules, until the

newsletter.stomarket.com

This is just another reason that we NEED clarity now more than ever!

The industry is going to continue to get creative and bend the rules, until the rules are defined on what we can and can't do.

Althought this is super cool, the more acronyms we have, the more confusing the industry will be.

Either way, congrats to Republic & Opulous, the technology provider behind this deal, for this achievement and we hope to see these S-NFTs with secondary trading soon!

👑 tZERO taking more market share

If tZERO didn't represent the majority of the secondary trading market already, they sure will now!

In just the past couple of weeks, they anounced two more assets that will trade on their platform by the end of the year or by early next.

New assets:

1. *Curzio Research, the financial newsletter based out of the US, decided to delist from MERJ Exchange and list on tZERO!*
2. *XY Labs is a tech startup in California with a mission to create software and location-data-driven devices to build a global data network focused on people's dataist relationship to the physical world!*

XY Labs is a really interesting security token use-case because they are deciding to tokenize the shares of the already existing privately-owned shares.

> According to the tZERO press release: "The goal of the partnership is to digitize XY Labs' securities representing Class A common stock in the company....currently held by over 24,000 holders...."



According to the tZERO press release: "The goal of the partnership is to digitize XY Labs' securities representing Class A common stock in the company...currently held by over 24,000 holders..."

tZERO & XY Labs

24,000 holders!

That's the other side of security tokens and why this industry will explode faster than you might think!

Existing companies with existing shares can simply tokenize and directly list on a security token-powered marketplace like tZERO and commence trading immediately!

Here's an example timeline of XY Labs:

1. *XY Labs raised $22M in 2018 via Regulation A+*
2. *24,000 private shareholders of XY Labs exist*
3. *XY Labs tokenizes their shares on the Algorand blockchain*
4. *XY Labs chooses tZERO as the marketplace to list these shares*
5. *XY Labs trades on tZERO, which is made accessible to the public!*

Because the capital raise already happened, there is no lock-up period, which allows the shares to freely trade!

When XY Labs commences trading, this could be a game-changer for secondary trading volume!

"Why?"

24,000 shareholders will now have the ability to sell their shares.

The question remains...how much demand is there from the public?

Time will tell!



Time will tell!

What else is Drippin' 💦

- Coinbase Proposes US Create New Regulator to Oversee Crypto: This is a must-have for our industry as it is unprecedented!
- Auto1 FT Launches Europe's First Blockchain Financing Program: Blockchain bringing efficiency to the financing industry
- Security Token Market Launches TTW Campaign: Security Token Market has received pledges of almost $2M from 300+ investors around the globe.

Connect with us ☎️

- Security Token Show: 112 - Defining Security Token NFTs
- Twitter
- Instagram
- LinkedIn

Thanks for tuning in! Keep an eye out each Monday for the next security token adventure 🎉

Everything in this report is for informational and entertainment purposes only. Nothing in this report should be taken as financial advice or as an inducement to purchase or sell any security. Nothing in this market report should be used as legal advice. Always do your own research before making any decisions regarding financial transactions of securities.

https://stomarket.beehiiv.com/p/snft?

1/5/2022 7:38:11



newsletter.stomarket.com
What's Drippin'
Subscribe
Sign in
🏆 The Holy Grail
Arbitrage opportunities for tokenized stocks & what is Republic going to do with its $150M?!
Jonah Schulman
October 25, 2021
What's Drippin' #30: The Holy Grail
Republic

Security Token Market

Security Token Market is tokenizing! After week 2 of the Test The Waters campaign, we have received ***$2M+*** in pledges from ***350+*** investors from 18 different countries and **6**continents!

Reserve your spot to invest in us now!

Gooood morning, ***Rainmakers***!

As always, I have two captivating topics for you to dive into:

1️⃣ **Tokenized stocks arbitrage opportunity:** The STM analyst team may have identified the holy grail of our industry - an arbitrage opportunity for tokenized stocks! Read along to see how you can capitalize on it!

2️⃣ **Republic making money moves:** Republic just raised $150M, but what the heck are they going to do with all of this cash?!

Without further ado, it's time to...

Get liquid 💧

STM Weekly Market Watch

Get liquid 💧

STM Weekly Market Watch

TOP GAINERS		TOP LOSERS	
Realio	+9.56%	tZERO	-17.00%
Mt Pelerin	+1.82%	Exodus	-12.12%
AspenCoin	+1.74%	INX	-2.78%

View more live-trading data here.

💹 Tokenized stocks arbitrage opportunity

Being at the forefront of the capital markets, we at Security Token Market are always on the hunt to find investment opportunities that produce alpha before the masses do.

Unfortunately, when the masses discover arbitrage opportunities, it's usually too late.

Well, be grateful you are reading this because our rockstar analysts, Sam Sachs & Aneesh Shinkre, may have potentially identified the holy grail in their tokenized stock arbitrage report:



Tokenized Stock Arbitrage Report: Edition 1 | October 2021
Welcome to Security Token Market's first-ever tokenized stock report!


THE HOLY GRAIL.

After reading their report, I sure felt like Dwight.

So, what are tokenized stocks and how can you capitalize on this opportunity?

First, let's flashback to one of my OG newsletters and break down tokenized stocks!

This is how it works (I am using Apple for the sake of an easy example):

- *CM-Equity AG, a German-based asset management firm owned a bunch of Apple stock*
- *They created a fund that exclusively owned the Apple stock*
- *Digital Assets AG tokenized the fund to break it up into shares*

newsletter.stomarket.com

This is how it works (I am using Apple for the sake of an easy example):

- *CM-Equity AG, a German-based asset management firm owned a bunch of Apple stock*
- *They created a fund that exclusively owned the Apple stock*
- *Digital Assets AG tokenized the fund to break it up into shares*
- *The shares represent the value of the fund, so indirectly you own Apple stock via the tokenized stock*

"But Jonah, I can buy Apple on Robinhood, why would I buy the tokenized version?"

That's a phenomenal question, and fortunately, I have an answer for you:

Current stock market pitfalls:

1. *T+2 Settlement: This means that when you sell your stock position, it takes 2 business days for you to receive the proceeds of the sale*
2. *Limited access: Difficult for non-us investors to invest in the US public stock market*
3. ***Restricted trading hours**: Normal trading hours are 9:30 AM to 4 PM EST*

Tokenized stock benefits:

1. *Instantaneous Settlement: Receive your proceeds from the sale virtually instantaneously*
2. *Global Access: Many jurisdictions can invest more swiftly*
3. ***24/7 trading hours**: Trade at 3 AM if you feel the need*

The main difference: Tokenized stocks do not represent ownership of the underlying company but are merely derivatives of the underlying company on blockchain

newsletter.stomarket.com

You may have noticed I highlighted the trading hours in red.

That was intentional!


THAT WAS INTENTIONAL

Due to the fact they trade on different schedules, there are going to be price discrepancies between the tokenized and non-tokenized stocks.

Here is a graph showcasing this:


STM
Apple, Inc. – FTX vs. NASDAQ
FTX
NASDAQ
Arbitrage Opportunity
$158
$156
$154
$152
$150
$148
$146
$144

newsletter.stomarket.com

There are two ways to capitalize on this arbitrage opportunity:

1. In the first circle, we see that NASDAQ's $AAPL is more expensive than FTX's. One could purchase the shares on FTX and sell when it reached the price of NASDAQ's. This could secure >$1 per share of the profit if timed correctly.

2. One can also, according to FTX, redeem FTX shares for the actual underlying stock — thereby owning a physical share of any stock desired!

As you can see, there is a clear arbitrage opportunity for anyone to take advantage of - the key is being aware of it before Wall Street and institutional investors sweep it up.

Stay tuned for the next arbitrage report from the analyst team!

💰Republic making money moves

Does Republic have the potential to be a leading security token ecosystem player?

For those of you who don't know, Republic is essentially a crowdfunding portal for businesses to raise capital.

You can think of it as a similar platform to *Kickstarter*, except the money contributed is not just for supporting the company but it's for actual equity ownership!

According to their website, Republic has facilitated over $250 million in investments from over one million global community members.

This past week, they announced the closure of their Series B with $150M raised led by Valor Equity Partners!

newsletter.stomarket.com

According to their website, Republic has facilitated over $250 million in investments from over one million global community members.

This past week, they announced the closure of their Series B with $150M raised led by Valor Equity Partners!


LET'S GET THIS BREAD

The question remains, what the heck are they going to do with the funds?

Well, for the past several years, they have cultivated a leading platform for investors and companies to converge.

With the onset of tokenization and security tokens, there's one final piece of the puzzle that Republic is missing, in order to become the next best security token ecosystem player...

A secondary liquidity exchange.

newsletter.stomarket.com

A secondary liquidity exchange.

> CEO & Founder, Kendrick Nguyen said "Republic would be willing to "partner right now" with an exchange "that is capable, that delivers good customer service, and that can facilitate secondary active trading of securities and digital securities" in the U.S. But it doesn't exist, he maintains, so "if in another year, we do not see a solution out there, Republic will look to invest or build directly through an affiliate, a secondary exchange for digital securities."
>
> Kendrick Nguyen in Tech Crunch

I am not sure why Kendrick would say there aren't exchanges that can facilitate the secondary trading of security tokens in the US when I can think of multiple.

If he is referring to exchanges similar to a NYSE then yes, he is accurate, otherwise, it will be interesting which route Republic chooses.

Regardless, the opportunity is massive.

None of the offerings on Republic have access to secondary liquidity, but through a partnership or via the development of their own exchange... this industry is about to heat up quickly with hundreds of private companies ready to get liquid!



newsletter.stomarket.com



It's gettin' hot in herre

Stay tuned!

💦 What else is Drippin'

- FTX Raises $420M in Series B-1 Fundraising Round: Just when you thought FTX was done making noise, think again!
- tZERO Receives Approval For Clearing and Settlement on Its Platform: tZERO no longer has to rely on a third party for clearing and settlement. T+0 is looking more and more plausible!
- SPiCE VC Commences Trading on Securitize Markets: SPiCE is a VC firm providing exposure to the tokenization ecosystem.

newsletter.stomarket.com

✍️ 📹 Content from the team

- Security Token Show #113 - Paving the Way for Testing the Water with Crowdfunding
- The Role of Security Tokens in PE/VC/RE Funds
- Akemona's Crowdfunding Platform is Here to Stay

Thanks for tuning in! Keep an eye out each Monday for the next security token adventure

If you haven't already, join our Discord to join the discussion!

Everything in this report is for informational and entertainment purposes only. Nothing in this report should be taken as financial advice or as an inducement to purchase or sell any security. Nothing in this market report should be used as legal advice. Always do your own research before making any decisions regarding financial transactions of securities.

Disclosures:

• No money or other consideration is being solicited, and if sent in response, will not be accepted;

• No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the platform of an intermediary (funding portal or broker-dealer); and

• A person's indication of interest includes no obligation or commitment of any kind.

https://stomarket.beehiiv.com/p/holy-grail?_gl=1*1v9z509*_ga*NjgzODk2NTYzLjE2MzE3MzMzMjg.*_ga_E6Y4WLQ2EC*MTY0MTM4NjAwNy4yODcuMS4xNjQxMzg2MjczLjUz

1/5/2022 7:38:29

👔❌ **** the suits

f#@k the suits... but for real this time!

Jonah Schulman
November 01, 2021


WALLSTREETBETS AND DIGTL
TO LAUNCH RETAIL FUNDS
with Liquid Network on Global Stock Exchange, MERJ
DIGTL
LIQUID NETWORK
Blockstream
MERJ

STM Security Token Market

Security Token Market is tokenizing! After week 3 of the Test The Waters campaign, we have received ***$2.5M+*** in pledges from ***400+*** investors from **20** different countries and **6** continents!

🇪🇸🇯🇵🇺🇸🇰🇷🇨🇦🇦🇺🇵🇭🇲🇦🇵🇱🇦🇹🇺🇦🇬🇧🇻🇪🇰🇪🇦🇪🇳🇬🇫🇷🇧🇷

Reserve your spot to invest now!

Gooood morning, ***Rainmakers***!

As always, I have two captivating topics for you to dive into:

1️⃣ Fu$& the suits... but for real this time: The WSB subreddit co-founder is creating investment products that give the power back to the investor!

2️⃣ The first cross-chain security token - Mt.Pelerin: Now you can own the Mt. Pelerin token on multiple protocols! Should more tokenized assets do this?

Without further ado, it's time to...

Get liquid 💧


STM Weekly Market Watch
TOP GAINERS
Exodus: +83.33%
Overstock: +16.55%
INX +4.26%
TOP LOSERS
Mt Pelerin: -14.13%
Realio: -11.08%
FirstShot -1.97%

View more live-trading data here.

👔❌ Fu$& the suits... but for real this time

👔❌ Fu$& the suits... but for real this time

Earlier this year, the US financial industry was in a complete state of pandemonium.

On one side you had the WallStreetBets (WSB) subreddit community powering insane rises in stock prices, with the sole mission to restore order and power in the financial system by taking down the big institutions.

On the other side, you had brokers like Robinhood who literally restricted its users on whether they can buy or sell specific securities!

This caused a massive uproar across the retail investing demographic.



The reality is our financial industry has a lot of limitations and inefficiencies that we saw come to light.

Inefficiencies:

1. *Clearing and settlement: Requires a middleman and takes at least 2 business days*
2. *Restricted trading hours & days: The US market is open only 253 days a year*

The WSB community may have slowed down a bit when it comes to short squeezing 'the suits,' but they have been working on something that is going to transform the capital markets by solving the inefficiencies with ***blockchain-based*** solutions!

Solutions:

1. *Decentralization: No middleman required and instant-settlement*
2. *No restrictions: The market operates 24/7 365*

Enter *The WSB YOLO Stonks ETP:*

A blockchain-based investment product for the everyday investor available to any retail investor in the world.

To be clear, according to their website, this is going to be a ***tokenized*** ETP-like investment product.

An ETP is an Exchange-traded portfolio that will be tracking the price of several US publicly traded securities - ***similar to an ETF.***

The stocks in this ETP (or stonks as WSB describes them) will consist of $GME, $AMC, $BB, $NOK, and more stonks that were amongst the most actively traded during the WSB saga earlier this year.


STONKS

This is too perfect!

This means that all retail traders of any WSB fund product will be able to trade at will at any point of time throughout the year, without any 'suit' getting in the way of the same assets that were controlled and restricted once before!



This is the true value proposition of security tokens at work!

No longer are you required to have a certain financial status or connections to access cutting-edge investment funds.

Now that you understand the disruption and product, let's look at the players working to make this possible:

1. ***Bitcoin (Layer 1 - Network):*** *The most secure network in the world*
2. ***Liquid Network (Layer 2 - Securities issuance and registry):*** *The blockchain platform that is being used for issuance of the investment products, as well as for ownership registry*
3. ***MERJ Exchange (Layer 3 - Exchange and market infrastructure):*** *Globally recognized & licensed exchange with security token secondary trading capabilities*
4. ***Digital Markets (Layer 4 - Issuer and investor interfaces):*** *Facilitating all aspects of listing the investment products on MERJ Exchange/*
5. ***WSB (Issuer and investor community):*** *Community of 11.1 million to participate in these investment offerings*

To summarize the objectives of each player in this list:

The investment products will be tokenized on the ***Liquid Network****, which is a sidechain of the* ***Bitcoin network****, and traded on the* ***MERJ Exchange.***

Digital Markets *acts as the listing agent that is compliantly connecting the* ***WSB*** *investors and community with the* ***MERJ Exchange.***

You can think of Digital Markets as the glue between all of these players.

I personally think this is going to be a game-changing investment product.

I can't say for certain on the timetable for when we will see it live-trading, but I am super-impressed with all of the teams and the massive disruption they are causing.

This is only one of the many products that will be coming out of this partnership - stay tuned to hear more when they go live!

Check out the press release here to learn more!

The first cross-chain security token - Mt. Pelerin

Mt. Pelerin, the Swiss-based issuance platform, and arguably the first international trading security token, has officially executed the first-ever cross-chain security token!

Mt. Pelerin tokenized its equity last year on the Ethereum blockchain and has since been trading via the Uniswap protocol.

for a few reasons:

1. *Gas fees on certain chains are too high*
2. *Capitalize on DeFi opportunities with other chains*
3. *Personal preferences on different chains*
4. *and more!*

Mt. Pelerin recognized that the Ethereum network does not host a sustainable trading venue for the Mt. Pelerin (MPS) token to thrive; therefore, the team decided to enable shareholders to swap their shares to the xDai chain, to avoid high gas fees!

At the end of the day, the most important aspect when issuing assets on-chain is compliance.

As long as compliance is satisfied, the protocol utilized is not as important.

The reality is if the security token industry enables freedom of protocol choice, there will be more investors and participants, due to the fact that each protocol satisfies everyone's needs and wants differently!

Either way, a huge congratulations is in order to the Mt. Pelerin team on their momentous achievement - can't wait to see more assets utilizing the Bridge Protocol!

💦 What else is Drippin'

- Dubai Regulator Announces New Regulations for Investment Tokens: Dubai is bringing regulatory clarity to security tokens!
- Blockstream Raises $16M for Its Bitcoin Mining STO In a Matter of Hours: Huge demand for the STO from Blockstream due to its exposure to Bitcoin!
- US Regulators Are Exploring Policy For Banks to Handle Crypto - FDIC: We may be one day soon be able to custody our crypto alongside our checking and savings accounts!

✍️ 📹 Content from the team

- Security Token Show: $114 - The Bitcoin ETF Hype Explained
- Science Blockchain Continues to Impress With Its Financials
- The Metaverse + Security Tokens

Thanks for tuning in! Keep an eye out each Monday for the next security token adventure 🧗

If you haven't already, join our Discord to join the discussion!

---

https://stomarket.beehiiv.com/p/suits?_gl=1*1xjp4ya*_ga*NjgzODk2NTYzLjE2MzE3MzMzMjg.*_ga_E6Y4WLQ2EC*MTY0MTM4NjAwNy4yODcuMS4xNjQxMzg2Mjk3LjI5

1/5/2022 7:38:54


NFTs in real life

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📈 The STM team is growing

There comes a time in a company's lifecycle when it's time to take it to the next level.

I am pleased to announce Security Token Market has officially added two full-time team members to take us to new heights!

"So Jonah, who are the team members?"

I'll let Michael introduce them to you!

Insert Michael Buffer's voice


This is the moment we've all been waiting for!

ARE the way from DENVERRRRR, COLORADOOOO... earning a Bachelor of Science in Strategic Communications from the University of Colorado... with experience at Tik Tok AND Western Union... everyone please give a warm welcome to MEGANNNNNNNNNN ...!!!



Megan will be joining the team as Head of Media and looking to be an advocate for women in our industry and fintech as a whole.

"If you haven't already, it's time to go back to the normal voice in your head"

She aims to use social media to create a welcoming atmosphere for everyone to feel comfortable participating.

In just her first week, she's already impressed the whole team with her strategic thinking and eagerness to learn.

If you think you have a good understanding of our team now, think again.

Megan is showcasing all of our unique personalities via our Tik Tok channel.

Aside from her professionally, Megan loves to try new foods and to stay fit, which makes Miami a perfect destination for her! 🌴

Welcome to the team, Megan!

So that's Megan, it's time to meet our other newest full-time member!

Take it away, Michael!

Michael Buffer's Voice

newsletter.stomarket.com

Michael Buffer's Voice

ARE the way from CHICAGOOOOO, ILLINOISSS...earning a business degree from THE University of Miami... with extensive consulting experience, and even qualifies as an accredited investor... everyone please give a warm welcome to... JASONNNNNNN BARRAZAAAAA!!!



Back to the normal voice

Jason has been working with us in some capacity for over a year now and has been nothing short of exceptional.

Jason is consistently surpassing our expectations and going beyond what is asked of him - if you need to get anything done, he's your guy.

On top of that, he comes with a plethora of business experience.

While attending college, he had the opportunity to consult over 100 startups, giving him an inside look at why companies succeed and fail.

Jason is also a proud Mexican who grew up in a low-income community, with the goal to bring the expertise and knowledge he has gained working in the financial industry back to his family and community.

He envisions a world where the financial industry can become fully democratized that enables everyone to have an equal opportunity to grow their wealth.

Aside from his aspirations, Jason may be the biggest Chipotle fan I know - he once ate it 7 days in a row!


Chipotle must life

If Chipotle were smart they would sponsor Jason ASAP, before other brands do!

Welcome to the team, Jason!

If you haven't already, follow Megan and Jason's Twitter to watch their success!

📌 Security NFTs are here to stay

A few weeks ago I discussed a new acronym coined by Republic, S-NFTs, which stands for security token NFTs.

It's quite confusing because in general, shares in any security are fungible and NFTs are innately non-fungible.

It looks like Entoro has officially adopted this new acronym with a security token NFT of their own!

For those of you who don't know, Entoro is a technology enabled investment bank and advisory group.

newsletter.stomarket.com

📌 Security NFTs are here to stay

A few weeks ago I discussed a new acronym coined by Republic, S-NFTs, which stands for security token NFTs.

It's quite confusing because in general, shares in any security are fungible and NFTs are innately non-fungible.

It looks like Entoro has officially adopted this new acronym with a security token NFT of their own!

For those of you who don't know, Entoro is a technology enabled investment bank and advisory group.

Republic was first to the punch, but Entoro may have created the most unique NFT and security token ever.


I DO NOT JOKE

During the Texas Blockchain Summit in Austin, Texas last month, Rolando Diaz was asked to paint from scratch live for the audience.

This isn't the first time he was asked to do this.

In fact, he is a world-renown painter who has painted live at events associated with President George W. Bush Jr and other high-profile names.

However, this is the first time an artist has created an original canvas painting to be immediately minted as an NFT and sold as a compliant security!


HOLY SCHNIKES

Yes, you heard that right!

Term of the Security Token NFT offering:

- ***SNFT Name:*** *Buen Viaje (translation – Good Trip or Good Voyage)*
- ***Number of SNFTs:*** *8*
- ***Minimum bid:*** *$25,000*
- ***Structure:*** *Reg D 506(c) - exclusive to accredited investors*
- ***Investor rights:*** *10% royalty on each subsequent transfer*
- ***Payment methods:*** *USD, BTC, ETH, and USDC*
- ***Moon Shot Consolidation Option:*** *The right to purchase the original painting at a purchase price equal to the highest price paid for a single NFT if someone purchased all 8 NFTs*

This is a super cool way to own an NFT and have the right to royalties!



https://stomarket.beehiiv.com/p/nfts-real-life?_gl=1*elor7h*_ga*NjgzODk2NTYzLjE2MzE3MzMzMjg.*_ga_E6Y4WLQ2EC*MTY0MTM4NjAwNy4yODcuMS4xNjQxMzg2MzE0LjEy

1/5/2022 7:39:14


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What's Drippin'
Is Ethereum dying?
What's Drippin' #33: Is Ethereum Dying?
STM Weekly Market Watch

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STM Weekly Market Watch

TOP GAINERS		TOP LOSERS	
Exodus	+37.93%	Mt Pelerin	-10.42%
Realio	+8.23%	Roxbury St	-4.55%
tZERO	+6.68%	Jefferson Ave	-3.83%

View more live-trading data here.

😮 Is Ethereum dying?

It was only about 6 years ago that the Ethereum main net launched.

It was the first blockchain platform that enabled programmable smart contracts.

Since then, Ethereum has skyrocketed in value, with millions of people around the world developing applications on the network.

However, I don't think the Ethereum team anticipated reaching critical mass of this magnitude at this rate.

In fact, Ethereum's blockchain is only able to handle up to 15 transactions/second.

With 7B+ people in the world, this is NOWHERE near the technology required for sustainable scalability.

Hence the exorbitant gas fees everyone has been forced to pay just for using Ethereum-based applications.

Just the other day, I was looking to sell an ETH-based token and it was $400+ in fees to sell it.

The act of selling/buying is not a % based fee like on Coinbase - meaning if you wanted to buy or sell a cryptocurrency with $20, you would still be required to pay the $400+ in fees.



This is due to the extreme congestion of the network and inferior technology to handle the demand.

That's why we have seen the recent rise of Layer 2 solutions.

Let's get basic on Layer 2 solutions:

Layer 2 solutions and sometimes called side chains are used to either solve for an inefficiency that's present on layer 1 or upgrade certain aspects.

For example, Polygon and xDai chain are layer 2 solutions for the Ethereum blockchain to remove congestion from the network.

Layer 2 solutions are still connected to layer 1, but the transactions are settled on the side chain and then added to the layer 1 chain later.

newsletter.stomarket.com

DocSend | DocSend | DocSend | STA Inv... | Get a Fil... | My Gov... | Giant D... | Secu... | Real Vis... | Securit... | June Sa... | CF Capt... | (23) - ja... | Testing... | Is Et... | (4) - jas...

Let's get basic on Layer 2 solutions:

Layer 2 solutions and sometimes called side chains are used to either solve for an inefficiency that's present on layer 1 or upgrade certain aspects.

For example, Polygon and xDai chain are layer 2 solutions for the Ethereum blockchain to remove congestion from the network.

Layer 2 solutions are still connected to layer 1, but the transactions are settled on the side chain and then added to the layer 1 chain later.

Read more on layer 2 solutions here.

If you haven't noticed, Ethereum is in the process of upgrading its consensus mechanism from PoW to PoS with the hope it will have more throughput to settle more transactions and reduce the gas fees.



The thing is the upgrade is on a variable timetable and usually always takes longer than anticipated, with no guarantee it will even succeed.

With that being said, we are seeing security tokens that were tokenized on the Ethereum blockchain moving their assets to side chains to avoid the astronomical fees.

In the past couple of weeks, there were two issuers who decided to leverage layer 2 solutions:

1. ***Enegra is a commodities trading firm with approximately $28 billion in net asset value (NAV) and just recently migrated to the Polygon chain.***
2. ***Mt. Pelerin, a Swiss-based issuance platform, enables shareholders to swap their tokens on the Ethereum blockchain for xDai chain-based shares.***

These two examples are more evidence Ethereum is currently not a sustainable scalable solution and if not solved soon, more and more people are going to become fed up and utilize other chains.

One of the core reasons that Ethereum is still leading the charge is they have already positioned itself as the leader with an extremely strong brand to back it up.

The intangible brand value is what is going to be the hardest to overcome if another blockchain is going to take over the reins.

But, if the fees continue and the upgrade to ETH 2.0 fails, it looks to me that Ethereum is dead.



another blockchain is going to take over the reins.

But, if the fees continue and the upgrade to ETH 2.0 fails, it looks to me that Ethereum is dead.


It's dead.
It's dead.

🤝 Exodus is buying back its shares

Exodus, one of the most prolific names in crypto, tokenized its shares and raised $75M earlier this year via a Reg A+ offering that enables retail investors to participate.

Those shares commenced trading on the tZERO platform a couple of months ago!

At first, it seemed that the liquidity premium of private assets was in full effect, as it skyrocketed from $27.42 to $75+ on the first day of trading!

Then, reality set in...


The truth hurts

The Exodus token dropped to as low as $9!

This sounded the alarms for the Exodus team, as well as across the security token ecosystem.

I mean, after all, Exodus has reported having over $150 million in liquid assets at today's cryptocurrency prices.

This trading price was not representative of the company's performance at all.

Instead of sitting around and twiddling their thumbs, Exodus decided to do something about it.


NOW!!!

newsletter.stomarket.com


CONFERENCE ROOM

They have announced a buy-back program of their shares.

Exodus said it intends to execute share repurchases beginning on November 18, 2021, and the program will last through December 2022 or until $2 million of shares have been purchased and retired.

> JP Richardson, CEO of Exodus had this to say:
> "The share repurchase program demonstrates our confidence in the growth trajectory of Exodus. Our treasury has expanded greatly over the past six months. We have seen exceptionally strong year-over-year financial performance as well as significant increases in the market value of our digital asset holdings. As such, we are in a position to return some capital to our shareholders."
> JD Alois of Crowdfund Insider

But, is this just a bandaid for a temporary fix, or will this solve the liquidity issue for Exodus?

Or is there a deeper liquidity problem that Exodus has exploited?



It's no lie that the ecosystem has experienced little liquidity when compared to the public markets, but that's expected.

I believe one of the core issues Exodus is experiencing has been the lack of awareness.

They reportedly had 6,800 investors invest and were oversubscribed.

My question is... where are these investors? Are they all hodling or are they simply unaware of the fact they can trade their shares on tZERO?

The question remains uncertain, but I am glad Exodus is attempting to solve the liquidity issue - hopefully, awareness grows by the time the buy-back program ends.

Stay tuned and watch the Exodus price here!

💦 What else is Drippin'

- Akamona Announces its Tokenization Platform is live! Akamona making major moves with multiple TTW clients.
- DTCC to support private digital stocks on public blockchain in early 2022: This is a major statement coming from the world's largest securities settlement organization!
- InvestaX and Smartlands INK an MOU: Two major players in Singapore and the UK looking to collaborate!

✍️ 📰 Content from the team


newsletter.stomarket.com
Stay tuned and watch the Exodus price here!
What else is Drippin'
Akemona Announces its Tokenization Platform is live! Akemona making major moves with multiple TTW clients.
DTCC to support private digital stocks on public blockchain in early 2022: This is a major statement coming from the world's largest securities settlement organization!
InvestaX and Smartlands INK an MOU: Two major players in Singapore and the UK looking to collaborate!
Content from the team
Security Token Show: #116 - Bankrolling Lawsuits with Security Tokens
Tokenize This: Week 40 – Tokenized Capital Calls
Is Ravencoin Headed to $1?
This past week, Tron Black of Ravencoin defeated John Nahas of Avalanche in our first ever Battle of the Blockchains debate! There were 100s of people from each community who watched and voted!
Join our discord to catch the next battle
Thanks for tuning in! Keep an eye out each Monday for the next security token adventure
Everything in this report is for informational and entertainment purposes only. Nothing in this report should be taken as financial advice or as an inducement to purchase or sell any security. Nothing in this market report should be used as legal advice. Always do your own research before making any decisions regarding financial transactions of securities.
Disclosures:
• No money or other consideration is being solicited, and if sent in response, will not be accepted;
• No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the platform of an intermediary (funding portal or broker-dealer); and
• A person's indication of interest includes no obligation or commitment of any kind.
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1/5/2022 7:39:36


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El Salvador is taking over
El Salvador is all-in on blockchain & Polymesh is live!
Jonah Schulman
November 22, 2021
Security Token Market
Security Token Market is tokenizing! After week 5 of the Test The Waters campaign, we have received $3.7M+ in pledges from 607 investors from 20+ countries around the world!
Reserve your spot to invest now!
Gooood morning, Rainmakers!
As always, I have two captivating topics for you to dive into:
El Salvador is taking over: El Salvador is fully adopting blockchain-based financial products via the issuance of a tokenized Bitcoin Bond and granting licensure to security token-based exchange, Bitfinex!
Polymesh is live: After several years of development by the Polymath team, the Polymesh permissioned blockchain is now live!
Without further ado, it's time to...
Get liquid
STM MARKET WATCH
MT PELERIN
INX LIMITED
EXODUS


STM MARKET WATCH
TOP GAINERS
MT PELERIN 26.14%
INX LIMITED 11.11%
EXODUS 6.52%
TOP LOSERS
tZERO

View more live-trading data here.

🇸🇻 El Salvador is taking over

A few months ago, El Salvador became the first nation to deem Bitcoin as legal tender - an incredible achievement that many thought would never occur.

That was just the beginning though.

Just yesterday, El Salvador officially announced they will be issuing a tokenized $1B national bond on the Liquid Network backed by Bitcoin and the government of El Salvador!

Did you catch that?

A GOVERNMENT IS ISSUING A SECURITY TOKEN BOND!



After they raise the $1B, through the help of Blockstream (the parent company of Liquid Network), they will purchase $500M worth of Bitcoin and spend the rest of the $500M for building out energy and Bitcoin mining infrastructure in the region.

This investment product is going to be attractive to all types of investor demographics including, cryptocurrency investors, investors seeking yield, HODLers, and ordinary people!

Terms of the bond:

- *Issued Blockchain Protocol: Liquid Network*
- *Raise Amount: $1B*
- *Investor Rights: 6.25% coupon and dividends in the form of Bitcoin after 5-year lock-up*
- *Minimum Investment: $100*
- *Jurisdictions Allowed: TBA*

This bond will position El Salvador as an early adopter and will most certainly

newsletter.stomarket.com

This bond will position El Salvador as an early adopter and will most certainly take market share away from other nations, as the market cap of Bitcoin grows.

The craziest part is this is just the tip of the iceberg for Blockstream and El Salvador.


THAT'S JUST THE TIP OF THE ICEBERG

Blockstream's Samson Mow stated during the live event in El Salvador that if the initial bond goes well they may do 9 more!

I predict that if this is deemed a successful project, more and more nations will follow suit - causing massive global Bitcoin adoption.

When it comes to developing nations like El Salvador, they have to get creative and take risks by being early adopters in emerging tech, if they want to gain ground on developed nations.

That's exactly what El Salvador is doing and Bitcoin is just a fraction of the long-term mission.

> According to the official press release, they want to go all-in on security token-regulated exchanges:
>
> **"El Salvador also aims to create a government securities law and grant a license to Bitfinex Securities to process the bond issuance. This could pave the way for other Liquid security tokens like the Blockstream Mining Note (BMN) or Exordium (EXO) token to be listed on a regulated El Salvadorian securities exchange."**
>
> Official Press Release from Blockstream

All I have to say is wow...

It looks like President Nayib Bukele is going all-in on blockchain adoption and regulating Bitfinex to become a security token-based exchange.

This is monumental to not only Bitcoin adoption but for security tokens as well, which really is the whole pie.

Maybe El Salvador was the diamond in the rough this whole time.

It looks like I may have to take a trip over to El Salvador and see for myself what's going on! 😍



🔒 Polymesh is live!

After several years of development, the Polymesh permissioned blockchain is

newsletter.stomarket.com

🔒 Polymesh is live!

After several years of development, the Polymesh permissioned blockchain is now live!

Most people don't know this, but there are actually two main archetypes of blockchains, public and private!

Public blockchains are the most widely adopted archetype - Ethereum, Solana, Avalanche, and Cardano being some of the most popular.

Let's back up a little before we break down Polymesh.

Let's get basic on blockchains:

Public blockchains*, in the simplest terms, is a glorified database that displays a public ledger of transactions that is permanent and powered by a decentralized computer network.*

Private blockchains *are essentially the same thing, but the network and validators of transactions are controlled by either a single entity or a group of verified entities.*

Read more on public and private blockchains here.

In the current state of the U.S. financial system, I believe that private blockchains are ideal for security tokens.

"Why?"

Firstly, the U.S. has yet to approve a blockchain marketplace for transacting security tokens.

Secondly, enforcement organizations like the SEC always want to have some sense of control.

With public blockchains, you don't have control, you are just another user on the network.

With private blockchains, instead of it being controlled by a wide array of people around the globe with different intentions, you can create a closed-end system where the entity or entities make the rules for what happens on the network.

I discussed this in a previous newsletter, but thought the following example was still relevant!

Think of it this way:

Imagine a kindergarten class filled with kids.

A public blockchain would be all of the kids doing whatever they wanted, with no authority saying what you can and cannot do (to an extent).



newsletter.stomarket.com

Think of it this way:

Imagine a kindergarten class filled with kids.

A public blockchain would be all of the kids doing whatever they wanted, with no authority saying what you can and cannot do (to an extent).



A private blockchain would be the same classroom but with a teacher or group of teachers enforcing the rules to create a more efficient and organized class, while at the same time leveraging blockchain.



Polymesh has taken aspects from public and private protocols to configure a blockchain that is most ideal for security tokens.

"Why do we need Polymesh, if there are already so many other blockchains to choose from?"

Great question and the answer is security tokens require an extensive amount of compliance baked into the smart contract, which has forced other issuers like Securitize, Tokeny, Tokensoft, and others to build their own proprietary standard on Ethereum.

The fact of the matter is Ethereum was not designed for security tokens, as it can't enforce KYC for the secondary market, which does not bode well for ownership certainty, an up-to-date cap table, or the ability to recover lost shares if a user loses their key.

On top of that, the scalability and gas fees associated with Ethereum are just downright horrific.


You got that right



newsletter.stomarket.com

You got that right

As security tokens mature, we need a compliant and scalable blockchain to utilize if this industry is going to succeed.

That's where Polymesh comes in - a permissioned blockchain curated just for the security token industry so that all relevant parties can operate in a secure and trusted environment.

Instead of relying on random parties to approve each transaction on a public blockchain, the transactions will be approved via these trusted parties: Entoro Capital, Bloxxon, Oasis Pro Markets, SCRYPT, Tokenise, and Saxon Advisors.

Excited to see issuers utilizing Polymesh!

Learn more about it here!

💦 What else is Drippin'

- EV Biologics Signs Listing Agreement With INX: A new asset class will be trading soon via the INX ATS!
- Greenpro's CryptoSX Lands Historic Billion Dollars Security Token Offering: With a minimum of $6 billion gold reserves in the United States, listing the DIGau token will catapult the security token market cap!
- Security Token Spotlight - HCS Whisky Fund: Learn more about the HCS Whisky Fund STO!

✍️ 📹 Content from the team

- Security Token Show: #117 - Can DAOs Be Security Tokens?
- Tokenized Stock Arbitrage Report | October 2021
- Blockchain is Helping to Clean Up Our Environment

Thanks for tuning in! Keep an eye out each Monday for the next security token adventure

Join the discussion on Discord!

Everything in this report is for informational and entertainment purposes only. Nothing in this report should be taken as financial advice or as an inducement to purchase or sell any security. Nothing in this market report should be used as legal advice. Always do your own research before making any decisions regarding financial transactions of securities.

https://stomarket.beehiiv.com/p/el-salvador-taking?_gl=1*1qyh0vu*_ga*NjgzODk2NTYzLjE2MzE3MzMzMjg.*_ga_E6Y4WLQ2EC*MTY0MTM4NjAwNy4yODcuMS4xNjQxMzg2MzYxLjM2

1/5/2022 7:40:01



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✌️ Goodbye naked shorts

AMC stock is the next security to be exposed!

Jonah Schulman
November 29, 2021

Security Token Market

Security Token Market is tokenizing! After week 7 of the Test The Waters campaign, we have received **$3.7M+** in pledges from **607** investors from **20+** countries around the world!

Reserve your spot to invest now!

Gooood morning, **Rainmakers!**

I hope everyone had a wonderful Thanksgiving and start to Hanukkah!

Starting this week and until Christmas, we are giving away $1,500 worth of crypto!

Every week 3 winners will win $100 worth of either Ethereum, Algorand, Polymath, Avalanche, or Tezos!

Follow us on Twitter to participate and maybe win some crypto!

This week I have one captivating topic for you:

Goodbye naked shorts: Did you know the short interest on a stock could be higher than the number of shares outstanding? Issuing a dividend can expose this illegal activity and blockchain will fully eradicate it!

Without further ado, it's time to...

Get liquid 💧

STM MARKET WATCH

TOP GAINERS		TOP LOSERS
INX LIMITED		SCIENCE
tZERO		OVERSTOCK
BLOCKCHAIN CAPITAL		TINAGA ISLAND RESORT

View more live-trading data here.


STM MARKET WATCH
INX LIMITED
SCIENCE
tZERO
OVERSTOCK
BLOCKCHAIN CAPITAL

View more live-trading data here.

✌️ Goodbye naked shorts

What if I told you the end is near for short-sellers... naked short-sellers to be more specific!

Recently, Marc Cohodes may have uncovered the key to eradicating naked short-sellers once and for all!

In his 30+ year investment career, Marc has been going after the bad guys of Wall Street and supposedly has exposed 50-70 frauds, with some of them even seeing jail time.

Through these efforts, some call him "the scourge of Wall Street," and "Warren Buffett's mosquito."

For those of you who don't know, Marc rose to prominence from being a successful short-seller, so the fact he wants to take down naked short-sellers says a lot.

He might be the most interesting man in Wall Street.


WHO THE HELL IS THIS GUY?

https://www.google.com/search?q=who+the+heck+is+this+guy+gif&rlz=1C5CHFA_enUS759US759[illegible]

In fact, let's take a trip down memory lane.

Not too long ago, Marc and many other investors held short positions on Overstock.com ($OSTK).

The acting CEO of Overstock at the time was Patrick Byrne and he was not too pleased with a large amount of short interest on the stock.

To combat the short interest, Patrick issued a security token dividend that would trade on tZERO, a digital security alternative-trading system and subsidiary of Overstock at the time, which would force short-sellers to cover their positions.

The main reason it forced short-sellers to cover their positions is that whenever an issuer issues a dividend, the number of outstanding shares are required to be counted, therefore, exposing the number of naked-short positions and forcing the positions to be covered.

Let's get basic:

Let's get basic:

*Naked shorting is the illegal practice of short-selling shares that **do not exist.***

Read more here!

For example, if there were 100 shares outstanding of a specific security, but 200 were shorted, how do you issue more dividends than the number of shares outstanding?


TURNS OUT YOU CAN'T

https://www.google.com/search?q=you+cant+gif&rlz=1C5CHFA_enUS759US759[illegible]

You simply can't do that.

Marc saw the brilliance of this strategy and immediately switched from shorting $OSTK to going long.

That's where the ideas began churning for Marc Cohodes.

Marc went on live TV and expressed his frustration that many retail investors lost their life savings earlier this year in stocks like $AMC or $GME, due to brokers like Robinhood restricting users from buying and selling certain securities.

He sternly believes this was an illegal act.


DAVID VS GOLIATH
Watch on YouTube
35,761.71

He has been in talks with Adam Aron, the CEO of AMC, to discuss doing a similar strategy as Overstock to eradicate the naked-short selling.

Aron has told Cohodes to stop contacting him, but I personally think he is on to something huge!

For all of the naked short interest in 'existence', issuing a dividend would force all of the naked shorts to close their positions, causing the price of the stock to rise.

On an even better note, once blockchain is fully integrated into our financial systems infrastructure, cap tables and shareholders will be public for everyone to see, which will make it impossible to short more shares than the float.

Whether companies decide to follow this strategy or not, it's only a matter of



newsletter.stomarket.com

He has been in talks with Adam Aron, the CEO of AMC, to discuss doing a similar strategy as Overstock to eradicate the naked-short selling.

Aron has told Cohodes to stop contacting him, but I personally think he is on to something huge!

For all of the naked short interest in 'existence', issuing a dividend would force all of the naked shorts to close their positions, causing the price of the stock to rise.

On an even better note, once blockchain is fully integrated into our financial systems infrastructure, cap tables and shareholders will be public for everyone to see, which will make it impossible to short more shares than the float.

Whether companies decide to follow this strategy or not, it's only a matter of time until naked-short selling is a thing of the past!

Blockchain not only solves this issue, but many more 😎

💦 What else is Drippin'

- President Joe Biden Picks Jerome Powell to be next Fed Chair: Powell is back for another term... will he print more money? CBDC?
- MoonPay Closes Historic Fundraising Round: They raised $555M in their Series A making them a unicorn!
- Silver Map Holdings Completed Acquisition of 10 Luxury Apartments: They are all located in Malaysia and were acquired via an STO!

✍️ 📹 Content from the team

- Security Token Show: #118 - Should Companies Hold Crypto on Their Balance Sheet?
- Is AMC Tokenizing?
- Rich Data in Private Assets

Thanks for tuning in! Keep an eye out each Monday for the next security token adventure 🎏

Join the discussion on Discord!

Everything in this report is for informational and entertainment purposes only. Nothing in this report should be taken as financial advice or as an inducement to purchase or sell any security. Nothing in this market report should be used as legal advice. Always do your own research before making any decisions regarding financial transactions of securities.

Disclosures:

• No money or other consideration is being solicited, and if sent in response, will not be accepted;

• No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the platform of an intermediary (funding portal or broker-dealer); and

• A person's indication of interest includes no obligation or commitment of any kind

https://stomarket.beehiiv.com/p/goodbye-naked-shorts?_gl=1*znl34z*_ga*NjgzODk2NTYzLjE2MzE3MzMzMjg.*_ga_E6Y4WLQ2EC*MTY0MTM4NjAwNy4yODcuMS4xNjQxMzg2MzgzLjE0

1/5/2022 7:40:36



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🕺💃 Binance gettin' frisky with security tokens

Kickstarter to tokenize and Binance dabbling with security tokens!

Jonah Schulman
December 13, 2021

WHAT'S DRIPPIN'
DEC 13
BINANCE.US
KICKSTARTER

Security Token Market

UPDATE!

After week 8 of the Test The Waters campaign, we have received ***$4.4M+*** in pledges from ***712*** investors from ***20+*** countries around the world!

Reserve your spot to invest now!

Gooood morning, ***Rainmakers***! 🌞

1️⃣ **Kickstarter to tokenize, but is it enough?:** Kickstarter has announced they will be transforming their platform to run on blockchain... but I think they are missing the big picture!

2️⃣ **Binance gettin' frisky with security tokens:** Binance just acquired 18% of Hg Exchange - a Singaporean-based regulated security token exchange!

Without further ado, it's time to...

Get liquid 💧

Get liquid 💧


STM MARKET WATCH
12/6-12/10/21
TOP GAINERS
TOP LOSERS
Mt Pelerin +18.18%
Schaefer Hwy +18.41%
Blockchain Capital +15.00%
tZERO -16.33%
Exodus -12.62%
Overstock -10.00%

View more live-trading data here.

🪙 Kickstarter to tokenize, but is it good enough?

My first thought when hearing that Kickstarter is tokenizing their platform was "took em' long enough."

For those of you who need a quick refresher, Kickstarter is essentially a crowdfunding portal where young companies seek contributions for their project(s) and in return, the contributors receive swag, perks, VIP access, etc.

So, when I heard they were going the tokenization route, my ears immediately perked up!





I'm hoping at the very least they build out the functionality to enable issuers to issue NFTs to their contributors!

Here's how Kickstarter works and how NFTs would look if enabled:

For example, let's say company A wants to raise capital on Kickstarter.

Bobby can contribute $25 to the project and be entitled to receive a t-shirt and maybe even exclusive access to future projects.

The contribution earns person A a 'badge' of some sort to receive those perks.

If it was a tokenized platform, you could issue badges in the form of an NFT, which would grant the contributor (person A) the ability to not only show off but to resell the NFT to someone else!

BOOM!

According to their official press release, they have helped hundreds of thousands receive funding:

BOOM!

> According to their official press release, they have helped hundreds of thousands receive funding:
> **"Since 2009, more than $6 billion has been pledged on Kickstarter, funding over 200,000 creative projects that otherwise may never have been made. These projects have been remarkably generative, creating an estimated 750,000+ part-time jobs, 80,000 full-time jobs, over 20,000 companies and nonprofits, and $13.5 billion in additional economic impact."**
>
> Kickstarter Press Release

But, as I said last week, NFTs are just a fraction of the pie.

It's time for Kickstarter to think bigger!


I WAS TRYING TO THINK BIG

You know what, no!

Kickstarter, you can do way better than this!

A tokenized platform is a start, but you are missing out on the whole pie.

Security tokens are the whole pie!

Security tokens are the whole pie!

If you were reading my newsletter, you would know this... ugh, whatever...I'll let it go for now.


I'll allow it.

The fact of the matter is time and time again we have seen numerous companies rise to prominence and fall due to their stubbornness to adapt and overcome.

My ambitious plan for Kickstarter is to either apply for a broker-dealer license or acquire one!

Why?

With a broker-dealer license under their belt, they can transform their 'donation' platform to a platform where companies can issue equity to their loyal contributors!

It's a no-brainer to me.

Kickstarter's intangible brand name is still very powerful and will only attract more incredible talent and companies.

If this happens, current crowdfunding portals better be on watch! 👀

🤺🦆 Binance gettin' frisky with security tokens

🤺🦆 Binance gettin' frisky with security tokens

I always tell people that Bitcoin and other cryptocurrencies have very little to do with security tokens... except for one core component.

Can you guess what that component is?


TELL ME EVERYTHING

Blockchain!

The core similarity between crypto and security tokens is they both use blockchain technology as the foundational infrastructure as a means of recording information and transfers.

As a result of this assumed awareness, Binance will acquire an 18% stake in Hg Exchange - a Singapore-based security token exchange with full regulatory clearance to trade security tokens!

> Binance Singapore CEO, Richard Teng said it best: **"Crypto and traditional financial offerings continue to converge. Through this investment, we seek to work with HGX in enhancing offerings of products and services supported by blockchain technology."**
>
> Binance Singapore CEO, Richard Teng

It's clear Teng has had some experience with both sides of the blockchain,



newsletter.stomarket.com

Binance Singapore CEO, Richard Teng said it best: "Crypto and traditional financial offerings continue to converge. Through this investment, we seek to work with HGX in enhancing offerings of products and services supported by blockchain technology."

Binance Singapore CEO, Richard Teng

It's clear Teng has had some experience with both sides of the blockchain, (crypto and security tokens) as he was chairman of Hg Exchange, prior to joining Binance.

This was a strategic move.

The crypto industry is currently coming to an interesting spot and one that I am slightly concerned about.

Crypto, NFTs, DeFi, DAOs, and other blockchain-based products continue to bend the definition of what constitutes a security or not.

I anticipate many popular projects being investigated by the SEC at some point.

As many projects pay their fines and suffer the consequences over the next few years, blockchain enthusiasts and companies like Binance will hedge their risk by joining the security token revolution.

Why?

Security tokens leverage blockchain technology for real-world assets in a compliant manner.

I'm talking stocks, bonds, real estate, world-renown paintings, wine, jewelry, etc all traded on a public market available to anyone!

When you converge the benefits and efficiencies of blockchain technology with real-world assets... there's no telling how far we can go!


newsletter.stomarket.com
I'm so excited, I'm so excited,
I'm so... scared...

💦 What else is Drippin'

1. Blockchain-powered breakthrough on mutual funds: Franklin Templeton, who has $1.5T in AUM, wants to create a tokenized mutual fund!
2. Rialto Markets Crowdfund Launch: Rialto Markets has raised $45K thus far!
3. Japan plans to green the blockchain: Cryptographic proof that electricity purchased on energy trading markets was cleanly produced!

✍️ 📹 Content from the team

1. Security Token Market Report: November 2021
2. Security Token Market Real Estate Report: November 2021
3. Tokenize This: Week 43 – Tokenized Private Plane Memberships

Thanks for tuning in! Keep an eye out each Monday for the next security token adventure 🎏



newsletter.stomarket.com

3. Tokenize This: Week 43 – Tokenized Private Plane Memberships

Thanks for tuning in! Keep an eye out each Monday for the next security token adventure 🎏

Join the discussion on Discord!

Everything in this report is for informational and entertainment purposes only. Nothing in this report should be taken as financial advice or as an inducement to purchase or sell any security. Nothing in this market report should be used as legal advice. Always do your own research before making any decisions regarding financial transactions of securities.

Disclosures:

• No money or other consideration is being solicited, and if sent in response, will not be accepted;

• No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the platform of an intermediary (funding portal or broker-dealer); and

• A person's indication of interest includes no obligation or commitment of any kind

Subscribe to What's Drippin'

Subscribe to laugh, learn, and stay informed on all things security tokens every Monday!

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1/5/2022 7:41:12

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💩📈 Sh*tcoins solve the liquidity crisis

Liquidity comes in many shapes and forms

Jonah Schulman
January 03, 2022



WHAT'S DRIPPIN'
JAN 3
SH*TCOINS SOLVE THE LIQUIDITY CRISIS

Security Token Market

We have officially surpassed the maximum fundraising goal of $5M via **798** pledges totaling **$5.2M!**

We can only accept $5M total, so make sure you reserve your spot before it's too late!

Reserve now! 🌴

Gooood morning, ***Rainmakers!*** 🌞

I hope you all had a wonderful New Years celebration!

It may be a new year, but... as always, I have a very captivating topic for you to dive into:

1️⃣ **Sh*tcoins solve the liquidity crisis:** By instilling a liquidity tax via AMMs on decentralized exchanges, we can solve the security token liquidity crisis once and for all!

Without further ado, it's time to...

Get liquid 💧

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Get liquid 💧



STM MARKET WATCH
Aspen Coin +7.37%
tZERO +4.26%
INX Limited +1.94%

View more live-trading data here.

💩📈 Sh*tcoins solve the liquidity crisis

Yes, you read that title correctly!

You may be thinking... "Jonah, are you drinking too much Eggnog? What the heck are you doing talking about sh*tcoins?"

Good question haha and no I am definitely not drinking Eggnog because it's disgusting!

I understand sh*tcoins get a bad rep and a lot of that is warranted (rug pulls)...



Through my deep dive into the sh*tcoin madness this year, I had many ups and downs.

I first passed through the seven levels of Doge coins, then through the sea of different DEXs, and then finally walked through the tunnel of clarity.

(Hands up if you love the movie Elf 👋)



Candy Cane
forest,
gum drops,
and

The clarity I obtained from transacting many of these unique cryptocurrencies was their built-in functionality to bootstrap liquidity.

First, let's get basic on the three types of security token liquidity:

The clarity I obtained from transacting many of these unique cryptocurrencies was their built-in functionality to bootstrap liquidity.

First, let's get basic on the three types of security token liquidity:

1. *Issuer-managed (The issuer buys back the asset from the investor)*
2. *Peer-to-peer (From one investor directly to another)*
3. *Secondary market (think marketplaces like tZERO or Robinhood in traditional markets, etc)*

Those are the traditional liquidity methods, but with the onset of DEXs (Decentralized Exchanges), there is actually a 4th method now...



That fourth method is through AMMs (Automated Market Makers).

This one is a doozy to explain, but I'll do my best!

Let's get basic on AMMs:

First, let's take a step back.

In order for a trade to be conducted (traditionally) there needs to be a buyer or seller on the other side of the trade.

That is changing forever - with DEXs, you actually don't need to have a buyer or seller on the other side of the transaction.

In DEXs users trade against a pool of tokens — a liquidity pool.

So in essence, if you own some sort of cryptocurrency - instead of relying on a seller or buyer on the other side, you can trade it against different cryptos.

This enables automatic liquidity 24/7 for the investor.

Learn more here!

It's okay if you don't understand it at first, it's quite a complex idea.

In the security token industry, there are over 100 security tokens trading on different DEXs!

If you have been tracking any of trading assets on STOmarket.com you would observe that many of them lack significant trading volume, with major slippage risk.

Crazily enough, we sometimes see a $10 trade cause an asset to double in price, which is a sign of poor liquidity.

It's okay though because I have an idea to solve this issue!



It's okay though because I have an idea to solve this issue!



The idea is to impose a tax on investors for every trade!

Let me walk you through the current process of how many cryptocurrencies do this and how I think security tokens can too.

Essentially, a company or community creates a token and markets the token to the world.

The thing is - many of these tokens don't have a strong community when they launch, so they have to bootstrap their growth.

It's the same with any company from the beginning of its lifecycle, except imagine the token of the company is available to trade from the start!

Sounds ridiculous right?!

It usually takes ample time for any company/community to incur any substantial trading activity.

So, how can you bootstrap trading and ensure liquidity for the investors?

A liquidity pool tax!



My name is Jonah, not sure who Willis is 😜

Anyways, what I was saying is whenever a trade is executed, an investor would pay a tax.

That tax would be added into the liquidity pool to ensure stability and liquidity for the token.

I want to see compliant security tokens try a similar strategy to alleviate the poor liquidity we are currently experiencing.

Without this tax solution, investors' money could be locked up forever.

Now, I am not saying this is the only solution, but it is a step in the right direction.

A potential strategy is whenever the token goes live - it launches on a DEX until it gains enough traction to be listed on other marketplaces.

I mean after all, a major value proposition of security tokens is interoperability.

So, assuming all goes to plan, there would be no issues in moving your asset to another marketplace that doesn't have a tax.

This is all theoretical and of course, all investors would preemptively have to agree to a tax.

I don't believe this has been done before, but would be an interesting experiment, to say the least!


newsletter.stomarket.com
It gains enough traction to be listed on other marketplaces.
I mean after all, a major value proposition of security tokens is interoperability.
So, assuming all goes to plan, there would be no issues in moving your asset to another marketplace that doesn't have a tax.
This is all theoretical and of course, all investors would preemptively have to agree to a tax.
I don't believe this has been done before, but would be an interesting experiment, to say the least!
What else is Drippin'
1. ALK Capital Exploring a Digital Security with INX Limited: A Premier League Soccer Club may be trading on INX soon!
2. INX Limited Announces $5 Million Token Repurchase Program: INX following Exodus' strategy of injecting liquidity into the market!
3. $100M security token offering: a milestone in the future of real estate tokenization!
Content from the team
1. A Brief on Money and Payments in an Increasingly Digital World
2. Who's Doing Your Dirty Work?
3. 2021 a year in review for security tokens:
Thanks for tuning in!
Keep an eye out Friday for our newest What's Drippin' Newsletter: "Friday Forecast" by our very own Jason Barraza!
Join the discussion on Discord!
Disclosures:
• No money or other consideration is being solicited, and if sent in response, will not be accepted;
• No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the platform of an intermediary (funding portal or broker-dealer); and
• A person's indication of interest includes no obligation or commitment of any kind
Subscribe to What's Drippin'
Subscribe to laugh, learn, and stay informed on all things security tokens every Monday!
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1/5/2022 7:41:30


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2021 a year in review
Record-breaking year for the industry and for us!
Jonah Schulman
December 27, 2021
WHAT'S DRIPPIN'
A YEAR IN REVIEW
2021
2021 Year in Review
Another year is coming to a close and boy oh boy was it filled with many ups and downs!
Not only did Security Token Market exponentially grow, but the industry also did as a whole!
Coincidence... I think not!
Coincidence? I think not!
I know you are probably still recovering from that Eggnog hangover and family drama, so I'll make this short and sweet for ya :)
Without further ado, it's time to...
Get liquid for the last time of the year!
Industry Milestones
Exodus raised a record $75M via a Reg A+ STO (the first of its kind)
6.8k investors participated and trading commenced on tZERO
Securitize raised $48M in their Series B led by Morgan Stanley and Blockchain Capital



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Get liquid 💧 *for the last time of the year!*

📈 Industry Milestones

- Exodus raised a record $75M via a Reg A+ STO (the first of its kind)
  - 6.8k investors participated and trading commenced on tZERO
- Securitize raised $48M in their Series B led by Morgan Stanley and Blockchain Capital
- Blockchain Capital successfully raised $300M for Fund V from PayPal, Visa, and many other institutional investors
- INX and Securitize Markets ATS both began trading security tokens
- Polymesh permissioned blockchain for security tokens goes live
- Major Banks starting to experiment with blockchain
  - Bank of America is using Paxos for settlement
- The security token market cap surpassed $1B - almost 3x growth from 2020!
  - The $ trading volume increased from $70.2M to $90.8M - **29% growth!**

🌴 Security Token Market Milestones

- The team started the year with 4 people and ended it with 17!
- Over 160k users from 206 countries and territories visited STOmarket.com
  - **515% growth from 2020**
- Tokenized our own shares to conduct an STO on Securitize
  - **Stats: Currently have obtained $5.2M in pledges via 798 people from 20+ countries & 6 continents!**
    - *Pledge now!*
- Jonah Schulman launched the What's Drippin' Newsletter (yes, the one you are reading now)
  - **Stats: 31% open rate with 500+ people reading each week**
  - Referral program with crazy prizes coming next year!
- Launched several new media properties including Tokenize This, Token Tuesday, Token Boy Journal, and more
- Began tracking tokenized stocks
  - Launched a monthly Arbitrage Report comparing tokenized stocks to US equities
- Organically amassed **698k** impressions on Twitter & increased followers by **122%**
- YouTube channel subscribers grew by **416%**
  - **Stats: 25,861 views with 2k+ hours of watch time**

KILLIN IT!!

It has been an absolute pleasure writing to all of you **Rainmakers**. I am forever grateful to anyone who takes the time to read my newsletter.

A lot of hard work goes on behind the scenes and I truly take pride in every word I write!



newsletter.stomarket.com

KILLIN IT!!

It has been an absolute pleasure writing to all of you **Rainmakers**. I am forever grateful to anyone who takes the time to read my newsletter.

A lot of hard work goes on behind the scenes and I truly take pride in every word I write!

We couldn't do it without the strongest security token community on the planet! 🌴

Go show the world what **Rainmakers** do best and take what's yours in 2022!

YOU TRULY ARE AMAZING

Here's your personal referral link ⬇️

The first two to refer 75 people receive a round-trip flight to Miami and dinner with the team! 🌴

Everything in this report is for informational and entertainment purposes only. Nothing in this report should be taken as financial advice or as an inducement to purchase or sell any security. Nothing in this market report should be used as legal advice. Always do your own research before making any decisions regarding financial transactions of securities.

Disclosures:

• No money or other consideration is being solicited, and if sent in response, will not be accepted;

• No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the platform of an intermediary (funding portal or broker-dealer); and

• A person's indication of interest includes no obligation or commitment of any kind

Subscribe to What's Drippin'

Subscribe to laugh, learn, and stay informed on all things security tokens every Monday!

Enter your email | Subscribe

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1/5/2022 7:43:41


Thread
Security Token Market | Crowdfund launches 7/6!
@STOmarket
We have officially passed $1.7M in pledges from 270+ investors!
We are just getting started!
Join the movement: securitize.io/invest/primary...
Thank You
$1.7M+ Pledged!
Join the hundreds of investors who have already pledged and pledge today!
LINK IN BIO!
8:51 AM · 10/14/21 · Twitter Web App
12 Retweets 3 Quote Tweets 27 Likes
Legal stuff:
Reserve your Spot
SECURIT
What's happening
R. Kelly sentenced to 30 years in prison
Killing in the Name
Coinbase
How much money makes you 'wealthy' in San Francisco and other major cities? The number keeps rising
It's a big day for Apple, celebrating 15 years of the iPhone
Show more


Thread
Join the hundreds of investors who have already pledged and pledge today!
LINK IN BIO!
8:51 AM · 10/14/21 · Twitter Web App
12 Retweets 3 Quote Tweets 27 Likes
Security Token Market | Crowdfund launches 7/6! · 10/14/21
Replying to @STOmarket
Legal stuff:
Reserve your Spot
SECURIT
Follow Us On:
blog.stomarket.com
Official: Security Token Market Launches Test the Waters Campaign for STO & Crowdfund
Congrats
Thank you!
What's happening
R. Kelly sentenced to 30 years in prison
Killing in the Name
Coinbase
How much money makes you 'wealthy' in San Francisco and other major cities? The number keeps rising
It's a big day for Apple, celebrating 15 years of the iPhone
Show more

https://twitter.com/STOmarket/status/1448632478097358849?s=20
https://blog.stomarket.com/official-security-token-market-launches-test-the-waters-campaign-for-sto-crowdfund-518275b7708c

1/5/2022 7:43:52


Thread
Security Token Market 🌴 | Crowdfund launches 7/6!
@STOmarket
The security token wave is growing!
The @STOmarket campaign has now received over $2M in pledges from 306 people around the world!!
Pledge now to join the fun: securitize.io/invest/primary...
Thank You
$2M+ Pledged!
Join the hundreds of investors who have already pledged and pledge today!
LINK IN BIO!
3:21 PM · 10/18/21 · Twitter Web App
12 Retweets 1 Quote Tweet 25 Likes
Security Token Market 🌴 | Crowdfund launches 7/6! · 10/18/21
Replying to @STOmarket
Legal stuff: blog.stomarket.com/official-secur...
CryptoAMPL. Numerai @BomboCrypto · 10/18/21
Replying to @STOmarket
Where can I find the valuation ?
What's happening
R. Kelly sentenced to 30 years in prison
Killing in the Name
Coinbase
How much money makes you 'wealthy' in San Francisco and other major cities? The number keeps rising
It's a big day for Apple, celebrating 15 years of the iPhone
Show more

https://twitter.com/STOmarket/status/1450180248373534725?s=20
https://blog.stomarket.com/official-security-token-market-launches-test-the-waters-campaign-for-sto-crowdfund-518275b7708c

1/5/2022 7:44:05


Thread
Security Token Market 🌴 | Crowdfund launches 7/6!
@STOmarket
FRIDAY CROWDFUND UPDATE!
Stats:
6 continents
330+ people
18 countries
& counting!
#Linkinbio to join the fun and pledge!
What's happening
R. Kelly sentenced to 30 years in prison
Killing in the Name
Coinbase
How much money makes you 'wealthy' in San Francisco and other major cities? The number keeps rising
It's a big day for Apple, celebrating 15 years of the iPhone
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Security Token Market | Crowdfund launches 7/6! · 10/22/21
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Official: Security Token Market Launches Test the Waters Campaign for STO & Crowdfund
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How much money makes you 'wealthy' in San Francisco and other major cities? The number keeps rising
CNBC · This afternoon
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https://twitter.com/STOmarket/status/1451618703976579074?s=20
https://blog.stomarket.com/official-security-token-market-launches-test-the-waters-campaign-for-sto-crowdfund-518275b7708c
The Friday fundraising update for this week is amazing. We talk about the global opportunity with security tokens, and what better way to prove that than over 300 investors from 18 countries pledging over $2 million in just the first week or two weeks that we kicked off the campaign. So the team, we all figured that we would go around and talk about some of the great countries that have participated, kicking it off with

Japan and the UK, China and the Philippines, Poland and Canada eh, Dubai, Nigeria, España y México, USA and Brazil, France, Rwanda, Austria and Kenya, and South Korea and Australia. So thank you to everybody who participated. If you're interested in joining this global movement, check out the link in bio.

1/5/2022 7:44:16


Thread
Security Token Market 🌴 | Crowdfund launches 7/6!
@STOmarket
INSANE!
We have officially surpassed $3M in pledges from 500+ people around the world!
The power of community at work 🌴
Thank you to everyone who has pledged thus far, this is just the beginning 🚀
Don't miss out: securitize.io/invest/primary...
Thank You
$3M+ Pledged!
Join the hundreds of investors who have already pledged and pledge today!
LINK IN BIO!
9:31 AM · 11/5/21 · Twitter Web App
16 Retweets 2 Quote Tweets 34 Likes
What's happening
R. Kelly sentenced to 30 years in prison
Killing in the Name
Coinbase
How much money makes you 'wealthy' in San Francisco and other major cities? The number keeps rising
It's a big day for Apple, celebrating 15 years of the iPhone
Show more

https://twitter.com/STOmarket/status/1456615193945968640?s=20
https://blog.stomarket.com/official-security-token-market-launches-test-the-waters-campaign-for-sto-crowdfund-518275b7708c

1/5/2022 7:44:28


Thread
Security Token Market 🌴 | Crowdfund launches 7/6!
@STOmarket
INCREDIBLE!
In just 1 month, we have surpassed our goal by 250%!
We now have had 565 pledges totaling $3.5M!
Join the movement:
Wall Street Without Walls
A Global Source of Data & News on Tokenized Assets
securitize.io
Security Token Market Crowdfund
1:39 PM · 11/12/21 · Twitter for iPhone
6 Retweets 22 Likes
Reserve your Spot
What's happening
R. Kelly sentenced to 30 years in prison
Killing in the Name
Coinbase
How much money makes you 'wealthy' in San Francisco and other major cities? The number keeps rising
It's a big day for Apple, celebrating 15 years of the iPhone
Show more


Thread
What's happening
Wall Street Without Walls
A Global Source of Data & News on Tokenized Assets
securitize.io
Security Token Market Crowdfund
1:39 PM · 11/12/21 · Twitter for iPhone
6 Retweets 22 Likes
Security Token Market | Crowdfund launches 7/6! · 11/12/21
Replying to @STOmarket
Legal:
Reserve your Spot
SECURIT
Follow Us On:
blog.stomarket.com
Official: Security Token Market Launches Test the Waters Campaign for STO & Crowdfund
Tweet

https://twitter.com/STOmarket/status/1459229410930921473?s=20
https://blog.stomarket.com/official-security-token-market-launches-test-the-waters-campaign-for-sto-crowdfund-518275b7708c

1/5/2022 7:44:42


Thread
Security Token Market | Crowdfund launches 7/6!
@STOmarket
THE SECURITY TOKEN MARKET TRAIN CAN'T BE STOPPED
We have officially passed $3.5M in pledges from 565 people!
Incredibly grateful for you all!
Join the token revolution: securitize.io/invest/primary...
Thank You
$3.5M+ Pledged!
Join the hundreds of investors who have already pledged and pledge today!
LINK IN BIO!
3:11 PM · 11/15/21 · Twitter Web App
2 Retweets 11 Likes
What's happening
Tweet

https://twitter.com/STOmarket/status/1460339674061357063?s=20

1/5/2022 7:44:55


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Security Token Market 🌴 | Crowdfund launches 7/6!
@STOmarket
CROWDFUND UPDATE from who else but @KyleSonlin & @tokenwig!
Stats:
🔥 $4.9M pledged
🔥 757 people
🔥 25+ countries!
Pledge now to reserve your to invest when we go live... which will be soon!
Remember, the max we can raise is $5M!
⏩ securitize.io/invest/primary... ⏪
What's happening
R. Kelly sentenced to 30 years in prison
Killing in the Name
Coinbase
How much money makes you 'wealthy' in San Francisco and other major cities? The number keeps rising
It's a big day for Apple, celebrating 15 years of the iPhone
Show more

https://twitter.com/STOmarket/status/1473053317148327945?s=20
https://securitize.io/invest/primary-market/security-token-market-crowdfund

1/5/2022 7:45:09


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Security Token Market 🌴 | Crowdfund launches 7/6!
@STOmarket
Did we mention we are doing an STO?! 🌴
2022 we are going live with our crowdfund and have already passed $5.2M in pledges via 800+ people!
Pledge now: securitize.io/security-token...
Legal stuff:
Reserve your Spot
SECURIT
Follow Us On:
blog.stomarket.com
Official: Security Token Market Launches Test the Waters Campaign for STO & Crowdfund
10:30 AM · 12/29/21 · TweetDeck
6 Retweets 14 Likes
Show more replies
What's happening
R. Kelly sentenced to 30 years in prison
Killing in the Name
Coinbase
How much money makes you 'wealthy' in San Francisco and other major cities? The number keeps rising
It's a big day for Apple, celebrating 15 years of the iPhone
Show more

https://blog.stomarket.com/official-security-token-market-launches-test-the-waters-campaign-for-sto-crowdfund-518275b7708c

1/5/2022 7:46:11


Thread
Security Token Market 🌴 | Crowdfund launches 7/6!
FRIDAY CROWDFUND UPDATE from CEO, @KyleSonlin!
Stats:
$3.7M pledged
607 investors
20+ countries!
Who's next?
securitize.io/invest/primary...
What's happening
R. Kelly sentenced to 30 years in prison
Killing in the Name
Coinbase
How much money makes you 'wealthy' in San Francisco and other major cities? The number keeps rising
It's a big day for Apple, celebrating 15 years of the iPhone
Show more


Thread
11 Retweets 33 Likes
Security Token Market 🌴 | Crowdfund launches 7/6!
Jonah Schulman 🌴 | Crowdfund launches 7/6!
What's happening
Show replies

https://twitter.com/STOmarket/status/1461804250707677185?s=20

1/5/2022 7:46:22


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Security Token Market | Crowdfund launches 7/6!
FRIDAY CROWDFUND UPDATE from @KyleSonlin!
Crazy to see we have had over $3M pledged from 500+ people!
—
Legal: blog.stomarket.com/official-secur...
STM
What's happening
R. Kelly sentenced to 30 years in prison
USDC
Emmett Till
Show more

https://blog.stomarket.com/official-security-token-market-launches-test-the-waters-campaign-for-sto-crowdfund-518275b7708c
What's up Kyle!

Hey, what's going on?

Tell me your elevator pitch.

So you know Security Token Market is doing a security token offering, right? We have 3 million in pledge dollars, 500 people from all around the world. We are incredibly humbled and excited to be part of the security token revolution. So check out the link in the bio to learn more.

1/5/2022 7:46:34


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Security Token Market | Crowdfund launches 7/6!
@STOmarket
FRIDAY CROWDFUND UPDATE from @KyleSonlin!
You are going to want to hear this
4:53 PM · 10/29/21 · Twitter for iPhone
6 Retweets 15 Likes
What's happening
R. Kelly sentenced to 30 years in prison
USDC
How much money makes you 'wealthy' in San Francisco and other major cities? The number keeps rising
Emmett Till
Everything We Know So Far About 'Barbie', Starring Margot Robbie
Show more


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4:53 PM · 10/29/21 · Twitter for iPhone
6 Retweets 15 Likes
Security Token Market | Crowdfund launches 7/6! · 10/29/21
Replying to @STOmarket
Legal:
Reserve your Spot
SECURIT
Follow Us On:
blog.stomarket.com
Official: Security Token Market Launches Test the Waters Campaign for STO & Crowdfund
What's happening
R. Kelly sentenced to 30 years in prison
USDC
Emmett Till
Everything We Know So Far About 'Barbie', Starring Margot Robbie
Show more

https://twitter.com/STOmarket/status/1454189602462388232?s=20
https://blog.stomarket.com/official-security-token-market-launches-test-the-waters-campaign-for-sto-crowdfund-518275b7708c

Hey Security Token Market family. I wanted to give an update on our crowdfund. I'm here in Miami, Florida at our company HQ, and I have some great news to share. We can confirm that with over 400 investors from over 20 countries, we now have over two and a half million dollars for the security token offering and crowdfund. We're in the testing the waters campaign right now, and the security token wave and revolution is coming.

Are you going to capitalize or sit on the sidelines? You're ready to learn more, click the link below, in bio, anywhere you can find our information or content, anything

that we do. And you know, you're going to get more information.

1/5/2022 7:46:49


Tweet
Security Token Market | Crowdfund launches 7/6!
@STOmarket
@TokenBoyAdvisor with your weekly STO update
@STOmarket 's support from the community for its crowdfund has been powerful!
@Apothekalnc is developing a sports NFT that combines health and performance data for athletes
@Blockstream completes their 6th tranche!
STO UPDATES & NEW STO'S
STM
11:10 AM · 10/27/21 · Twitter for iPhone
1 Retweet 4 Likes
What's happening
R. Kelly sentenced to 30 years in prison
USDC
How much money makes you 'wealthy' in San Francisco and other major cities? The number keeps rising
Emmett Till
Everything We Know So Far About 'Barbie', Starring Margot Robbie
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https://twitter.com/STOmarket/status/1453378467848917014?s=20

1/5/2022 7:47:07


Thread
Security Token Market | Crowdfund launches 7/6!
@STOmarket
FRIDAY CROWDFUND UPDATE!
Stats:
6 continents
330+ people
18 countries
& counting!
#Linkinbio to join the fun and pledge!
What's happening
R. Kelly sentenced to 30 years in prison
USDC
How much money makes you 'wealthy' in San Francisco and other major cities? The number keeps rising
Emmett Till
Everything We Know So Far About 'Barbie', Starring Margot Robbie
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0:35
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2:37 PM · 10/22/21 · Twitter for iPhone
7 Retweets 1 Quote Tweet 19 Likes
Security Token Market | Crowdfund launches 7/6! · 10/22/21
Replying to @STOmarket
Legal:
Reserve your Spot
SECURIT
Follow Us On:
blog.stomarket.com
Official: Security Token Market Launches Test the Waters Campaign for STO & Crowdfund
What's happening
R. Kelly sentenced to 30 years in prison
USDC
San Francisco Chronicle
How much money makes you 'wealthy' in San Francisco and other major cities? The number keeps rising
Emmett Till
British Vogue
Everything We Know So Far About 'Barbie', Starring Margot Robbie
Show more

The Friday fundraising update for this week is amazing. We talk about the global opportunity with security tokens, and what better way to prove that than over 300 investors from 18 countries pledging over $2 million in just the first week or two weeks that we kicked off the campaign. So the team, we all figured that we would go around and talk about some of the great countries that have participated, kicking it off with

Japan and the UK, China and the Philippines, Poland and Canada eh, Dubai, Nigeria, España y México, USA and Brazil, France, Rwanda, Austria and Kenya, and South Korea and Australia. So thank you to everybody who participated. If you're interested in joining this global movement, check out the link in bio.

1/5/2022 7:47:21


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Security Token Market | Crowdfund launches 7/6!
@STOmarket
Watch @KyleSonlin & @tokenwig explore this week's @TheSTOShow main topic:
Paving The Way For Testing The Waters
Listen to a main topic near and dear to our hearts as we are currently are in the Testing The Water's phase of our very own crowdfund here at STM
STS
242 views
6:20 PM · 10/20/21 · Twitter for iPhone
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Security Token Market | Crowdfund launches 7/6! · 10/20/21
Replying to @STOmarket
Legal:
What's happening
R. Kelly sentenced to 30 years in prison
USDC
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STS
242 views
6:20 PM · 10/20/21 · Twitter for iPhone
2 Retweets 11 Likes
Security Token Market 🌴 | Crowdfund launches 7/6! · 10/20/21
Replying to @STOmarket
Legal:
Reserve your Spot
SECURIT
Follow Us On:
blog.stomarket.com
Official: Security Token Market Launches Test the Waters Campaign for STO & Crowdfund
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What's happening
News · LIVE
R. Kelly sentenced to 30 years in prison
Trending with Kelly
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San Francisco Chronicle · Yesterday
How much money makes you 'wealthy' in San Francisco and other major cities? The number keeps rising
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1/5/2022 7:47:37


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Security Token Market 🌴 | Crowdfund launches 7/6!
@STOmarket
"Security Token Market (STM), a security token data firm, is planning to raise capital in an online security offering."
Thank you to @JDAlois_ of @crowdfundinside on our TTW crowdfund!
Security Token Market Plans Crowdfunding Offering, Launches "Test the Waters" on Securitize
crowdfundinsider.com
2:13 PM · 10/15/21 · Twitter Web App
3 Retweets 8 Likes
Security Token Market 🌴 | Crowdfund launches 7/6! · 10/15/21
Replying to @STOmarket
Legal stuff: blog.stomarket.com/official-secur...
Search Twitter
What's happening
News · LIVE
R. Kelly sentenced to 30 years in prison
Trending with Kelly
Digital assets & cryptocurrency · Trending
USDC
33K Tweets
San Francisco Chronicle · Yesterday
How much money makes you 'wealthy' in San Francisco and other major cities? The number keeps rising
Trending in United States
Emmett Till
50.2K Tweets
British Vogue · Last night
Everything We Know So Far About 'Barbie', Starring Margot Robbie
Show more

https://twitter.com/STOmarket/status/1449076022226399232?s=20
https://blog.stomarket.com/official-security-token-market-launches-test-the-waters-campaign-for-sto-crowdfund-518275b7708c

1/5/2022 7:49:36


Instagram
Security Token Market is launching an STO!
RESERVE YOUR SPOT
LINK IN BIO
JULY 6TH

Instagram
Security Token Market is launching an STO!
RESERVE YOUR SPOT
LINK IN BIO
JULY 6TH

https://www.instagram.com/p/CU46VbgAdyb/?utm_source=ig_web_copy_link
But first Kyle, the top five things that you need to know in the industry right now. What is number one? Well, how are we? Number one for this week is huge news coming from Security Token Market.
You know us, you've heard about us before and officially as of today, and we have launched a crowdfunding campaign via security token offering. This is huge news, incredibly exciting driving
industry, adoption of the token economy, anyone around the world, the world can go to securitize and register and pledge to invest in Security Token Market.
The very company behind the show you're watching right now, Kyle, you know what that means? Champagne let's do this thing. Whoa. Wow. That was fast. Nice. Well, folks, actually, what we're doing is our testing, the waters campaign, which means we're allowed to go loud about our upcoming offering, but you can only really pledge how much you'd like to invest and
hold your spot in line.
So head over to [00:01:00] securitize and go ahead and register. We're not accepting any money at this time. So just. Build all the traction. We can't wait to see the response from the

market.

1/5/2022 7:49:50


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Thank You
STM
$1M GOAL REACHED
Join the hundreds of investors who have already pledged and pledge today!
LINK IN BIO
stomarket_ • Following
No money or other consideration is being solicited, and if sent in response, will not be accepted;
• No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only though the platform of an intermediary (funding portal or broker-dealer); and
• A person's indication of interest includes no obligation or commitment of any kind.
Edited · 37w
cooper_emmons13 Congrats !
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OCTOBER 12, 2021
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1/5/2022 7:50:04


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Security Token Market
Thank You
$1.7M+ Pledged
Join the hundreds of investors who have already pledged and pledge today!
LINK IN BIO!
stomarket_ • Following
stomarket_ We have officially passed $1.7M in pledges from 270+ investors!
We are just getting started!
Thank you to everyone who has joined the movement thus far - we are eternally grateful.
#Linkinbio to pledge now!
—
No money or other consideration is being solicited, and if sent in response, will not be accepted;
• No offer to buy the securities can be accepted and no part of the
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Security Token Market
Thank You
$1.7M+ Pledged
Join the hundreds of investors who have already pledged and pledge today!
LINK IN BIO!
stomarket_ • Following
—
No money or other consideration is being solicited, and if sent in response, will not be accepted;
• No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only though the platform of an intermediary (funding portal or broker-dealer); and
• A person's indication of interest includes no obligation or commitment of any kind.
Edited · 36w
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1/5/2022 7:50:20


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$2M+ Pledged!
Join the hundreds of investors who have already pledged and pledge today!
LINK IN BIO!
JULY 6TH
TOKENIZE THIS WEEK 67
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$2M+ Pledged!
Join the hundreds of investors who have already pledged and pledge today!
LINK IN BIO!
JULY 6TH
TOKENIZE THIS WEEK 67
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1/5/2022 7:50:39


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$3M+ Pledged!
Join the hundreds of investors who have already pledged and pledge today!
LINK IN BIO!
JULY 6TH
TOKENIZE THIS WEEK 67
TOKENIZED BANK DEPOSITS


instagram.com
Instagram
Thank You
$3M+ Pledged!
Join the hundreds of investors who have already pledged and pledge today!
LINK IN BIO!
Security Token Market
stomarket_ • Following
• No money or other consideration is being solicited, and if sent in response, will not be accepted;
• No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only though the platform of an intermediary (funding portal or broker-dealer); and
• A person's indication of interest includes no obligation or commitment of any kind.
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1/5/2022 7:50:53


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$3.5M+ Pledged
Join the hundreds of investors who have already pledged and pledge today!
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stomarket_ • Following
stomarket_ THE SECURITY TOKEN MARKET TRAIN CAN'T BE STOPPED
We have officially passed $3.5M in pledges from 565 people!
Incredibly grateful for you all!
#Linkinbio to Join the token revolution
Disclosures:
• No money or other consideration is being solicited, and if sent in response, will not be accepted:
Liked by jonahschulman and 23 others
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Security Token Market
Thank You
$3.5M+ Pledged
Join the hundreds of investors who have already pledged and pledge today!
LINK IN BIO!
stomarket_ • Following
Disclosures:
• No money or other consideration is being solicited, and if sent in response, will not be accepted;
• No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only though the platform of an intermediary (funding portal or broker-dealer); and
• A person's indication of interest includes no obligation or commitment of any kind.
32w
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1/5/2022 7:51:09


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stomarket_ • Following
Original Audio
stomarket_ FRIDAY CROWDFUND UPDATE from CEO, @kylesonlin!
Stats:
$3.7M pledged
607 investors
20+ countries!
Who's next?
#linkinbio
Disclosures:
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stomarket_ • Following
Original Audio
Disclosures:
• No money or other consideration is being solicited, and if sent in response, will not be accepted;
• No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only though the platform of an intermediary (funding portal or broker-dealer); and
• A person's indication of interest includes no obligation or commitment of any kind.
31w
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1/5/2022 7:51:26


FRIDAY CROWDFUND UPDATE
#linkinbio to pledge!
stomarket_ • Following
Original Audio
stomarket_ FRIDAY CROWDFUND UPDATE
Stats:
- $3M pledged
- 500 people
- 20+ countries
#linkinbio to pledge
• No money or other consideration is being solicited, and if sent in response, will not be accepted;
Liked by jonahschulman and 43 others
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FRIDAY CROWDFUND UPDATE
#linkinbio to pledge!
JULY 6TH

https://www.instagram.com/reel/CV5-u4JJ3TW/?utm_source=ig_web_copy_link
What's up Kyle!

Hey, what's going on?

Tell me your elevator pitch.

So you know Security Token Market is doing a security token offering, right? We have 3 million in pledge dollars, 500 people from all around the world. We are incredibly humbled and excited to be part of the security token revolution. So check out the link in the bio to learn more.
1/5/2022 7:51:43


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JULY 6TH

https://www.instagram.com/reel/CVoGzDBJJTt/?utm_source=ig_web_copy_link
Hey Security Token Market family. I wanted to give an update on our crowdfund. I'm here in Miami, Florida at our company HQ, and I have some great news to share. We can confirm that with over 400 investors from over 20 countries, we now have over two and a half million dollars for the security token offering and crowdfund. We're in

the testing the waters campaign right now, and the security token wave and revolution is coming.

Are you going to capitalize or sit on the sidelines? You're ready to learn more, click the link below, in bio, anywhere you can find our information or content, anything that we do. And you know, you're going to get more information.

1/5/2022 7:51:58


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stomarket_ • Following
Original Audio
stomarket_ FRIDAY CROWDFUND UPDATE!
Stats:
6 continents
330+ people
18 countries
& counting!
#Linkinbio to join the fun and pledge!
Liked by jonahschulman and 30 others
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Disclosures:
• No money or other consideration is being solicited, and if sent in response, will not be accepted;
• No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only though the platform of an intermediary (funding portal or broker-dealer); and
• A person's indication of interest includes no obligation or commitment of any kind.
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JULY 6TH
TOKENIZE THIS WEEK 67
TOKENIZED BANK DEPOSITS

https://www.instagram.com/reel/CVV0pLtJ6lu/?utm_source=ig_web_copy_link
The Friday fundraising update for this week is amazing. We talk about the global opportunity with security tokens, and what better way to prove that than over 300 investors from 18 countries pledging over $2 million in just the first week or two weeks that we kicked off the campaign. So the team, we all figured that we would go around and talk about some of the great countries that have participated, kicking it off with

Japan and the UK, China and the Philippines, Poland and Canada eh, Dubai, Nigeria, España y México, USA and Brazil, France, Rwanda, Austria and Kenya, and South Korea and Australia. So thank you to everybody who participated. If you're interested in joining this global movement, check out the link in bio.

1/5/2022 7:52:34



Instagram
Thank You
$4.4M+ Pledged
Join the hundreds of investors who have already pledged and pledge today!
LINK IN BIO!
JULY 6TH



Instagram
Thank You
$4.4M+ Pledged
Join the hundreds of investors who have already pledged and pledge today!
LINK IN BIO!
JULY 6TH

https://www.instagram.com/p/CXUbL7xMT84/?utm_source=ig_web_copy_link

1/5/2022 7:54:23



Security Token Market | Crowdfund goes live July 6th!
2,327 followers
All we know is growth!
712 people from 20+ countries around the globe have reserved their spot to invest!
Spots are filling up quickly!
THANK YOU!
Reserve your spot to invest here: https://lnkd.in/dhe428-x
- No money or other consideration is being solicited, and if sent in response, will not be accepted;
- No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the platform of an intermediary (funding portal or broker-dealer); and
- A person's indication of interest includes no obligation or commitment of any kind.
Thank You
$4.4M+ Pledged
Join the hundreds of investors who have already pledged and pledge today!
Similar pages
Security Token Group
Security Token Advisors
Marathon Labs

https://www.linkedin.com/feed/update/urn:li:activity:6875202959442112512

1/5/2022 7:56:26



Security Token Market | Crowdfund goes live July 6th!
2,327 followers
$4.1M pledged from 662 people around the planet!
The Security Token Market train can't be stopped!
The maximum we can raise is $5M, so you better reserve your spot before it's too late!
https://lnkd.in/ec4gW_Wd
Legal: https://lnkd.in/e7aJapXU
Thank You
$4.1M+ Pledged!
Join the hundreds of investors who have already pledged and pledge today!
LINK IN BIO!
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https://www.linkedin.com/feed/update/urn:li:activity:6871492702400237568

1/5/2022 7:56:59


Security Token Market | Crowdfund goes live July 6th!
FRIDAY CROWDFUND UPDATE from CEO, Kyle Sonlin
Stats:
$3.7M pledged
607 investors
20+ countries!
Who's next?
Similar pages
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Security Token Advisors
Marathon Labs
Show more

https://www.linkedin.com/feed/update/urn:li:activity:6867569927700709376
https://blog.stomarket.com/official-security-token-market-launches-test-the-waters-campaign-for-sto-crowdfund-518275b7708c

1/5/2022 7:57:39


Security Token Market | Crowdfund goes live July 6th!
THE SECURITY TOKEN MARKET TRAIN CAN'T BE STOPPED
Thank You
$3.5M+ Pledged!
Join the hundreds of investors who have already pledged and pledge today!
LINK IN BIO!
Similar pages
Security Token Group
Security Token Advisors
Marathon Labs

https://www.linkedin.com/feed/update/urn:li:activity:6866110494273519616
https://blog.stomarket.com/official-security-token-market-launches-test-the-waters-campaign-for-sto-crowdfund-518275b7708c

1/5/2022 7:58:36


Security Token Market 🌴| Crowdfund goes live July 6th!
FRIDAY CROWDFUND UPDATE from Kyle Sonlin 🌴
Crazy to see we have had over $3M pledged from 500+ people!
Similar pages
Security Token Group
Security Token Advisors 🌴
Marathon Labs
Reactions
https://www.linkedin.com/feed/update/urn:li:activity:6862478800123412480

1/5/2022 7:58:51
What's up Kyle!

Hey, what's going on?

Tell me your elevator pitch.

So you know Security Token Market is doing a security token offering, right? We have 3 million in pledge dollars, 500 people from all around the world. We are incredibly humbled and excited to be part of the security token revolution. So check out the link in the bio to learn more.


Security Token Market 🌴| Crowdfund goes live July 6th!
INSANE!
We have officially surpassed $3M in pledges from 500+ people around the world!
The power of community at work🌴
Thank You
$3M+ Pledged!
Join the hundreds of investors who have already pledged and pledge today!
LINK IN BIO!
Similar pages
Security Token Group
Security Token Advisors 🌴
Marathon Labs
https://www.linkedin.com/feed/update/urn:li:activity:6862386453146599425

1/5/2022 8:00:03


linkedin.com/feed/update/urn:li:activity:6859957797442912256/
Security Token Market | Crowdfund goes live July 6th!
2,327 followers
View full page
Security Token Market | Crowdfund goes live July 6th!
FRIDAY CROWDFUND UPDATE from Kyle Sonlin
You are going to want to hear this
Legal: https://lnkd.in/e7aJapXU
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Jason (STM Crowdfund launches on July 6th), explore relevant opportunities with Brink's Inc
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Messaging

https://www.linkedin.com/feed/update/urn:li:activity:6859957797442912256

Hey Security Token Market family. I wanted to give an update on our crowdfund. I'm here in Miami, Florida at our company HQ, and I have some great news to share. We can confirm that with over 400 investors from over 20 countries, we now have over two and a half million dollars for the security token offering and crowdfund. We're in the testing the waters campaign right now, and the security token wave and revolution is coming.

Are you going to capitalize or sit on the sidelines? You're ready to learn more, click the link below, in bio, anywhere you can find our information or content, anything that we do. And you know, you're going to get more information.

1/5/2022 8:01:04


linkedin.com/feed/update/urn:li:activity:6857396095702618112/
Security Token Market 🌴| Crowdfund goes live July 6th!
2,327 followers
View full page
Security Token Market 🌴| Crowdfund goes live July 6th!
FRIDAY CROWDFUND UPDATE!
Stats:
6 continents
330+ people with over $2M pledged!
18 countries
& counting!
Pledge: https://lnkd.in/dhe4Z8-x
Disclosures:
• No money or other consideration is being solicited, and if sent in response, will not be accepted;
• No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only though the platform of an intermediary (funding portal or broker-dealer); and
• A person's indication of interest includes no obligation or commitment of any kind.
Get the latest jobs and industry news
Jason (STM Crowdfund launches on July 6th), explore relevant opportunities with Bath & Body Works
Follow
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Financial Services
2-10 employees
✓ Following
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2-10 employees
✓ Following
Marathon Labs
Computer Software
11-50 employees
+ Follow
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Messaging
https://www.linkedin.com/feed/update/urn:li:activity:6857396095702618112

The Friday fundraising update for this week is amazing. We talk about the global opportunity with security tokens, and what better way to prove that than over 300 investors from 18 countries pledging over $2 million in just the first week or two weeks that we kicked off the campaign. So the team, we all figured that we would go around and talk about some of the great countries that have participated, kicking it off with

Japan and the UK, China and the Philippines, Poland and Canada eh, Dubai, Nigeria, España y México, USA and Brazil, France, Rwanda, Austria and Kenya, and South Korea and Australia. So thank you to everybody who participated. If you're interested in joining this global movement, check out the link in bio.

1/5/2022 8:02:03


Security Token Market | Crowdfund goes live July 6th!
2,327 followers
View full page
Huge week from us going live with our #crowdfund!
Pledge now to invest: https://lnkd.in/dhe4Z8-x
Legal: https://lnkd.in/e7aJapXU
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Messaging

https://www.linkedin.com/feed/update/urn:li:activity:6854872994775363584
https://blog.stomarket.com/official-security-token-market-launches-test-the-waters-campaign-for-sto-crowdfund-518275b7708c
But first Kyle, the top five things that you need to know in the industry right now. What is number one? Well, how are we? Number one for this week is huge news coming from Security Token Market.
You know us, you've heard about us before and officially as of today, and we have launched a crowdfunding campaign via security token offering. This is huge news, incredibly exciting driving
industry, adoption of the token economy, anyone around the world, the world can go to securitize and register and pledge to invest in Security Token Market.
The very company behind the show you're watching right now, Kyle, you know what that means? Champagne let's do this thing. Whoa. Wow. That was fast. Nice. Well, folks, actually, what we're doing is our testing, the waters campaign, which means we're allowed to go loud about our upcoming offering, but you can only really pledge how much you'd like to invest and
hold your spot in line.
So head over to [00:01:00] securitize and go ahead and register. We're not accepting any money at this time. So just. Build all the traction. We can't wait to see the response from the market.

1/5/2022 8:02:22


Security Token Market | Crowdfund goes live July 6th!
"Security Token Market (STM), a security token data firm, is planning to raise capital in an online security offering."
Thank you to JD Alois of Crowdfund Insider on our TTW crowdfund!
PLEASE BUY TOKENS FIRST
Security Token Market Plans Crowdfunding Offering, Launches "Test the Waters" on Securitize
Similar pages
Security Token Group
Security Token Advisors
Marathon Labs
Show more
Messaging

https://www.linkedin.com/feed/update/urn:li:activity:6854842933078761473

1/5/2022 8:02:39


Security Token Market | Crowdfund goes live July 6th!
We have officially passed $1.7M in pledges from 270+ investors!
We are just getting started!
Thank you to everyone who has joined the movement thus far - we are eternally grateful.
#Linkinbio to pledge now!
Thank You
$1.7M+ Pledged
Join the hundreds of investors who have already pledged and pledge today!
Similar pages
Security Token Group
Security Token Advisors
Marathon Labs
Show more
Messaging

https://www.linkedin.com/feed/update/urn:li:activity:6854405787222102016

1/5/2022 8:03:21


Security Token Market 🌴| Crowdfund goes live July 6th!
"As it stands, STM states that it has already received pledges surpassing its goal from over 200 investors, indicating a high level of interest/demand."
Thank you to Joshua Stoner & DeFi, Digital Securities & Fintech - Securities.io for this awesome write-up about our offering!
Security Token Market (STM) Gauging Interest in Securitize Enabled STO
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https://www.linkedin.com/feed/update/urn:li:activity:6854082332626886656
https://blog.stomarket.com/official-security-token-market-launches-test-the-waters-campaign-for-sto-crowdfund-518275b7708c

1/5/2022 8:03:35


Security Token Market 🌴| Crowdfund goes live July 6th!
What's Drippin' #28 is live!
As always, Jonah Schulman 🌴 speaks 🔥
The Power of Community & Security Token Market: When you have a community behind you, there's nothing you can't achieve!
Also: Republic, MERJ Exchange, Digital Markets, & more!
https://lnkd.in/egyHVZtA
Wall Street Without Walls
The Global Source of Data & News on Tokenized Assets
The Power of Communities & STM
newsletter.stomarket.com · 3 min read
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Jason (STM Crowdfund launches on July 6th), explore relevant opportunities with New York Life
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Marathon Labs
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https://www.linkedin.com/feed/update/urn:li:activity:6853676091467460608

1/5/2022 8:03:53


Wall Street
Without Walls
https://www.linkedin.com/feed/update/urn:li:activity:6853489229364830208
https://blog.stomarket.com/official-security-token-market-launches-test-the-waters-campaign-for-sto-crowdfund-518275b7708c

1/5/2022 8:04:12


Security Token Market is launching an STO!
RESERVE YOUR SPOT
LINK IN BIO
https://www.linkedin.com/feed/update/urn:li:activity:6853318695071100928/
https://blog.stomarket.com/official-security-token-market-launches-test-the-waters-campaign-for-sto-crowdfund-518275b7708c
But first Kyle, the top five things that you need to know in the industry right now. What is number one? Well, how are we? Number one for this week is huge news coming from Security Token Market.
You know us, you've heard about us before and officially as of today, and we have launched a crowdfunding campaign via security token offering. This is huge news, incredibly exciting driving
industry, adoption of the token economy, anyone around the world, the world can go to

securitize and register and pledge to invest in Security Token Market.
The very company behind the show you're watching right now, Kyle, you know what that means? Champagne let's do this thing. Whoa. Wow. That was fast. Nice. Well, folks, actually, what we're doing is our testing, the waters campaign, which means we're allowed to go loud about our upcoming offering, but you can only really pledge how much you'd like to invest and
hold your spot in line.
So head over to [00:01:00] securitize and go ahead and register. We're not accepting any money at this time. So just. Build all the traction. We can't wait to see the response from the market.

1/5/2022 11:03:48


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We Are Security Token Market (Trailer)
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Want in? Reserve your spot to invest when we go live!
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• No money or other consideration is being solicited, and if sent in response, will not be accepted;
• No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the platform of an intermediary (funding portal or broker-dealer); and
• A person's indication of interest includes no obligation or commitment of any kind.
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Day 1: Data, Technology and

We Are Security Token Market (Trailer)
===

We are Security Token Market and we're creating the wall street without walls.

Where anyone anywhere can invest digitally. Into real estate, stocks, art, and more all thanks to the power of security tokens. You see, it's a blockchain technology that is changing finance as we know it. It allows anyone to invest digitally, allowing companies to go public sooner and anyone around the world to invest via the web.

It's not crypto it's wall street without walls. There are already hundreds of trading tokens worth over a billion dollars and thousands more on the way this is happening now. And there's no telling how far we can go. At Security Token Market, we take great pride in the highest level of integrity about financial data.

As a leading data provider at the security token industry, we provide unique insights on market trends, new developments, and in-depth research just for you. Security. Token market is the trusted source for data and news. For this new world of digital investing, we track hundreds of tokens trading, worldwide, creating a platform where anyone can learn about these new investment opportunities.

We are your one-stop shop for all things, security tokens. In fact, our media arm has this industry covered from end to end. We have a security token show and a

newsletter which drops every single Monday. We also publish weekly columns and educational content across every platform. And that's just for now. The power has changed from the few to the many.

That's why we're building the cultural epicenter of security tokens, where you can start investing today. That's why we have a community first approach. So you can find us on Discord, LinkedIn, Twitter, and you can also find me in the metaverse. Together we are breaking down the walls of wall street, join the token revolution and learn more about our public offering live on securitize. We are Security Token Market!

1/5/2022 11:27:05


Disclosures regarding STM Crowdfunding Announcement:
• No money or other consideration is being solicited, and if sent in response, will not be accepted;
• No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the platform of an intermediary (funding portal or broker-dealer); and
• A person's indication of interest includes no obligation or commitment of any kind.
0:29 / 34:11

[Security Token Show: #121 - A Year In Review]

Don't forget that we are still open for now for pledges.

If you're interested in the Security Token Market crowd fund, you can go learn more about that link in the bio and of course follow all of our socials and securitytokenmarket.com for all the information on our blogs, our news, our research reports, there will be some major, major things.

1/5/2022 11:27:35


Disclosures regarding STM Crowdfunding Announcement:
• No money or other consideration is being solicited, and if sent in response, will not be accepted;
• No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the platform of an intermediary (funding portal or broker-dealer); and
• A person's indication of interest includes no obligation or commitment of any kind.
0:30 / 34:45

[Security Token Show: #120 - Tokens In The Metaverse]

We're going to be talking about tokens in the metaverse a lot of great things going on, but before we get into that, we have a great update.

As you may know, Security Token Market has an upcoming crowdfund. We're currently in the testing the waters period, and the reception has been unbelievable. We have an update to share with you and a quick trailer for you to check out.

We are Security Token Market and we're creating the wall street without walls.

Where anyone anywhere can invest digitally. Into real estate, stocks, art, and more all thanks to the power of security tokens. You see, it's a blockchain technology that is changing finance as we know it. It allows anyone to invest digitally, allowing companies to go public sooner and anyone around the world to invest via the web.

It's not crypto it's wall street without walls. There are already hundreds of trading tokens worth over a billion dollars and thousands more on the way this is happening now. And there's no telling how far we can go. At Security Token Market, we take great pride in the highest level of integrity about financial data.

As a leading data provider at the security token industry, we provide unique insights on market trends, new developments, and in-depth research just for you. Security. Token market is the trusted source for data and news. For this new world of digital

investing, we track hundreds of tokens trading, worldwide, creating a platform where anyone can learn about these new investment opportunities.

We are your one-stop shop for all things, security tokens. In fact, our media arm has this industry covered from end to end. We have a security token show and a newsletter which drops every single Monday. We also publish weekly columns and educational content across every platform. And that's just for now. The power has changed from the few to the many.

That's why we're building the cultural epicenter of security tokens, where you can start investing today. That's why we have a community first approach. So you can find us on Discord, LinkedIn, Twitter, and you can also find me in the metaverse. Together we are breaking down the walls of wall street, join the token revolution and learn more about our public offering live on securitize. We are Security Token Market!

That was an amazing trailer and an amazing team. Kyle, I love each and every one of them definitely check out that crowd fund, if you like, what we're up to here at the security token show. And after that Security Token Market.

1/5/2022 11:28:08


Disclosures regarding STM Crowdfunding Announcement:
• No money or other consideration is being solicited, and if sent in response, will not be accepted;
• No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the platform of an intermediary (funding portal or broker-dealer); and
• A person's indication of interest includes no obligation or commitment of any kind.
0:30 / 30:26

Security Token Show: #120 - Tokens In The Metaverse

We're going to be talking about tokens in the metaverse a lot of great things going on, but before we get into that, we have a great update.

As you may know, Security Token Market has an upcoming crowdfund. We're

currently in the testing the waters period, and the reception has been unbelievable. We have an update to share with you and a quick trailer for you to check out.

We are Security Token Market and we're creating the wall street without walls.

Where anyone anywhere can invest digitally. Into real estate, stocks, art, and more all thanks to the power of security tokens. You see, it's a blockchain technology that is changing finance as we know it. It allows anyone to invest digitally, allowing companies to go public sooner and anyone around the world to invest via the web.

It's not crypto it's wall street without walls. There are already hundreds of trading tokens worth over a billion dollars and thousands more on the way this is happening now. And there's no telling how far we can go. At Security Token Market, we take great pride in the highest level of integrity about financial data.

As a leading data provider at the security token industry, we provide unique insights on market trends, new developments, and in-depth research just for you. Security. Token market is the trusted source for data and news. For this new world of digital investing, we track hundreds of tokens trading, worldwide, creating a platform where anyone can learn about these new investment opportunities.

We are your one-stop shop for all things, security tokens. In fact, our media arm has this industry covered from end to end. We have a security token show and a newsletter which drops every single Monday. We also publish weekly columns and educational content across every platform. And that's just for now. The power has changed from the few to the many.

That's why we're building the cultural epicenter of security tokens, where you can start investing today. That's why we have a community first approach. So you can find us on Discord, LinkedIn, Twitter, and you can also find me in the metaverse. Together we are breaking down the walls of wall street, join the token revolution and learn more about our public offering live on securitize. We are Security Token Market!

That was an amazing trailer and an amazing team. Kyle, I love each and every one of them definitely check out that crowd fund, if you like, what we're up to here at the security token show. And after that Security Token Market.

1/5/2022 11:28:34


Includes paid promotion
Disclosures regarding STM Crowdfunding Announcement:
• No money or other consideration is being solicited, and if sent in response, will not be accepted;
• No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the platform of an intermediary (funding portal or broker-dealer); and
• A person's indication of interest includes no obligation or commitment of any kind.
0:30 / 28:34

Security Token Show: #118 - Should Companies Hold Crypto On Their Balance Sheet?

But I wanted to give you a quick shout out on the Security Token Market crowdfund, as you may know, we are doing a crowdfund we're in the testing the waters campaign now, which means that anybody can sign up, register their interest, to get more information. You can check out all that information in the link in bio, anywhere that you're listening to this podcast or any of our social medias.

And essentially we're raising this money and we're going to be doing it in the future. Right now you can sign up and we have been blown away by all the support over 500 people. Nearly $4 million in pledges so far, and it's only going to keep going from here. So thank you to everyone who has pledged, anyone that signed up, anyone that's supported, retweeted posted.

Let's keep that momentum going and show the world the security token revolution.

We're on Twitter and on LinkedIn, we're always available. You can check out the website stomarket.com for all the trading news activity, updates and information. And of course, as always check out the link in bio to go learn more about our crowdfunding campaign. We'll talk to you next week.

1/5/2022 11:29:05


Includes paid promotion
Disclosures regarding STM Crowdfunding Announcement:
• No money or other consideration is being solicited, and if sent in response, will not be accepted;
• No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the platform of an intermediary (funding portal or broker-dealer); and
• A person's indication of interest includes no obligation or commitment of any kind.
0:30 / 34:07

[Security Token Show: #117 - Can DAOs Be Security Tokens?]

Of course we need to tell you we are live folks. We are live with our crowd fund for the media company behind this show Security Token Market. We've got hundreds of people who have already pledged their interest and want to participate in our very own security token offering. So you should definitely check that out if you're interested, you can check that on the link in bio.

Yup. We're testing the waters. That means you can sign up right now and pledge your interest. Over $3.5 million have been pledged so far. We're really trying to hit those milestones. So fantastic. Thanks for all the support.

1/5/2022 11:29:34


Disclosures regarding STM Crowdfunding Announcement:
• No money or other consideration is being solicited, and if sent in response, will not be accepted;
• No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the platform of an intermediary (funding portal or broker-dealer); and
• A person's indication of interest includes no obligation or commitment of any kind.
0:31 / 28:03

[Security Token Show: #116 - Bankrolling Lawsuits with Security Tokens]

We've got a rockstar episode for you today, but before we dive into that, I did want to let you know that the STM crowdfund has been blowing up.

As you may remember, we are doing a testing the waters campaign for a security token offering for the business and we have officially crossed the $3 million pledge mark over 500 investors Herwig, unbelievable response. We've three times over subscribed to our goal and we're not stopping there. So check the link in the bio anywhere that you can find it on any of our channels, or you can go to our website, STOmarket.com and find the link to more information on the deal.

1/5/2022 11:29:57


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UPDATE
$3M pledged!
STM
FRIDAY CROWDFUND UPDATE!
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Stats:
-$3M pledged
- 500 investors
- 20+ countries
–
• No money or other consideration is being solicited, and if sent in response, will not be accepted;
• No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only though the platform of an intermediary (funding portal or broker-dealer); and
• A person's indication of interest includes no obligation or commitment of any kind
SHOW LESS

https://www.youtube.com/watch?v=2hkhx_ssvLY
What's up Kyle!

Hey, what's going on?

Tell me your elevator pitch.

So you know Security Token Market is doing a security token offering, right? We have 3 million in pledge dollars, 500 people from all around the world. We are incredibly humbled and excited to be part of the security token revolution. So check out the link in the bio to learn more.
1/5/2022 11:30:29


Includes paid promotion
Disclosures regarding STM Crowdfunding Announcement:
• No money or other consideration is being solicited, and if sent in response, will not be accepted;
• No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the platform of an intermediary (funding portal or broker-dealer); and
• A person's indication of interest includes no obligation or commitment of any kind.
0:30 / 30:26

[Security Token Show: #115 - How Overseas Investors Will Make Money Using Tokenization]()
Before we get into the whole show, we of course need to give you a quick reminder. Security Token Market is doing a live crowdfund offering soon. You can register your pre-interest, just go to the link in bio on any of our profiles.

So you can pre-register for the security token, that Security Token Market is going to be launching soon to the public. Very exciting stuff, Kyle. With that let's get into the show.

1/5/2022 11:30:49


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FRIDAY CROWDFUND UPDATE!
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[FRIDAY CROWDFUND UPDATE FROM CEO KYLE SONLIN 🚀](https://blog.stomarket.com/official-security-token-market-launches-test-the-waters-campaign-for-sto-crowdfund-518275b7708c)
https://blog.stomarket.com/official-security-token-market-launches-test-the-waters-campaign-for-sto-crowdfund-518275b7708c

Hey Security Token Market family. I wanted to give an update on our crowdfund. I'm here in Miami, Florida at our company HQ, and I have some great news to share. We can confirm that with over 400 investors from over 20 countries, we now have over two and a half million dollars for the security token offering and crowdfund. We're in the testing the waters campaign right now, and the security token wave and revolution is coming.

Are you going to capitalize or sit on the sidelines? You're ready to learn more, click the link below, in bio, anywhere you can find our information or content, anything that we do. And you know, you're going to get more information.

1/5/2022 11:30:49


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Friday crowdfund update!
ONBOARD
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ONBOARD
0:00 / 0:05

https://www.youtube.com/watch?v=hBJ8ipvUp9M
https://blog.stomarket.com/official-security-token-market-launches-test-the-waters-campaign-for-sto-crowdfund-518275b7708c

Hey Security Token Market family. I wanted to give an update on our crowdfund. I'm here in Miami, Florida at our company HQ, and I have some great news to share. We can confirm that with over 400 investors from over 20 countries, we now have over two and a half million dollars for the security token offering and crowdfund. We're in

the testing the waters campaign right now, and the security token wave and revolution is coming.

Are you going to capitalize or sit on the sidelines? You're ready to learn more, click the link below, in bio, anywhere you can find our information or content, anything that we do. And you know, you're going to get more information.

1/5/2022 11:31:37


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Includes paid promotion
Disclosures regarding STM Crowdfunding Announcement:
• No money or other consideration is being solicited, and if sent in response, will not be accepted;
• No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the platform of an intermediary (funding portal or broker-dealer); and
• A person's indication of interest includes no obligation or commitment of any kind.
Security Token Show: #114 - The Bitcoin ETF Hype Explained
84 views • Oct 25, 2021
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[Security Token Show: #114 - The Bitcoin ETF Hype Explained]

What's up, John Pittman, the token boy here with your weekly STO update. Now it'd be rude if I didn't start with an update on Security Token Market's very own STO, right here. So far, the crowdfund has been an amazing success community support.

You guys have driven us to $2 million pledges from over 300 investors worldwide. Now, if you're interested in pledging, then click the link in our bio and that's on every platform you may be viewing this on. We also have this available on every team member's personal page. You don't know the team members? Well, you need to go do yourself a service and visit our brand new and sexy About page.

From there you can see each team member and also the big picture of what all Security Token Market brings to this industry.

1/5/2022 11:32:12


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$2M+ Pledged from 330+ people from 6 continents!
Huge thanks to everyone who has pledged! $2M from over 300 people and 6 continents & counting!
206 views • Oct 23, 2021
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• No money or other consideration is being solicited, and if sent in response, will not be accepted;
• No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only though the platform of an intermediary (funding portal or broker-dealer); and
• A person's indication of interest includes no obligation or commitment of any kind.
Kimi Thought This Pits! #Shorts
FORMULA 1
Top 10 Cool Down Moments In F1

[Huge thanks to everyone who has pledged! $2M from over 300 people and 6 continents & counting!]

The Friday fundraising update for this week is amazing. We talk about the global opportunity with security tokens, and what better way to prove that than over 300 investors from 18 countries pledging over $2 million in just the first week or two weeks that we kicked off the campaign. So the team, we all figured that we would go around and talk about some of the great countries that have participated, kicking it off with

Japan and the UK, China and the Philippines, Poland and Canada eh, Dubai, Nigeria, España y México, USA and Brazil, France, Rwanda, Austria and Kenya, and South Korea and Australia. So thank you to everybody who participated. If you're interested in joining this global movement, check out the link in bio.

1/5/2022 11:32:43


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Disclosures regarding STM Crowdfunding Announcement:
• No money or other consideration is being solicited, and if sent in response, will not be accepted;
• No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the platform of an intermediary (funding portal or broker-dealer); and
• A person's indication of interest includes no obligation or commitment of any kind.
0:33 / 31:31
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Security Token Show: #113 - Paving the Way for Testing the Waters with Crowdfunding
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1/5/2022 11:33:03


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Disclosures regarding STM Crowdfunding Announcement:
• No money or other consideration is being solicited, and if sent in response, will not be accepted;
• No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the platform of an intermediary (funding portal or broker-dealer); and
• A person's indication of interest includes no obligation or commitment of any kind.
0:31 / 30:09
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Security Token Show: #112 - Defining Security Token NFTs
129 views • Oct 11, 2021
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Security Token Show: #112 - Defining Security Token NFTs

But first Kyle, the top five things that you need to know in the industry right now. What is number one? Well, how are we? Number one for this week is huge news coming from Security Token Market.

You know us, you've heard about us before and officially as of today, and we have launched a crowdfunding campaign via security token offering. This is huge news, incredibly exciting driving industry, adoption of the token economy, anyone around the world, the world can go to securitize and register and pledge to invest in Security Token Market.

The very company behind the show you're watching right now, Kyle, you know what that means? Champagne let's do this thing. Whoa. Wow. That was fast. Nice. Well, folks, actually, what we're doing is our testing, the waters campaign, which means we're allowed to go loud about our upcoming offering, but you can only really pledge how much you'd like to invest and hold your spot in line.

So head over to [00:01:00] securitize and go ahead and register. We're not accepting any money at this time. So just. Build all the traction. We can't wait to see the response from the market.

1/5/2022 11:33:35


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Disclosures regarding STM Crowdfunding Announcement:
• No money or other consideration is being solicited, and if sent in response, will not be accepted;
• No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the platform of an intermediary (funding portal or broker-dealer); and
• A person's indication of interest includes no obligation or commitment of any kind.
0:34 / 30:09
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Security Token Show: #112 - Defining Security Token NFTs
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2:29:32
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1:46:00
17:40

Security Token Show: #112 - Defining Security Token NFTs

But first Kyle, the top five things that you need to know in the industry right now. What is number one? Well, how are we? Number one for this week is huge news coming from Security Token Market.

You know us, you've heard about us before and officially as of today, and we have launched a crowdfunding campaign via security token offering. This is huge news, incredibly exciting driving

industry, adoption of the token economy, anyone around the world, the world can go to securitize and register and pledge to invest in Security Token Market.

The very company behind the show you're watching right now, Kyle, you know what that means? Champagne let's do this thing. Whoa. Wow. That was fast. Nice. Well, folks, actually, what we're doing is our testing, the waters campaign, which means we're allowed to go loud about our upcoming offering, but you can only really pledge how much you'd like to invest and

hold your spot in line.

So head over to [00:01:00] securitize and go ahead and register. We're not accepting any money at this time. So just. Build all the traction. We can't wait to see the response from the market.

1/5/2022 11:34:00


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Security Token Show: #111 - The First Real Estate Tokenization In Miami
205 views • Oct 4, 2021
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[Security Token Show: #111 - The First Real Estate Tokenization In Miami]

1/5/2022 11:34:21


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SECURITY TOKEN SHOW EPISODE #110:
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Security Token Show: #110 - SEC Cracks Down On Crowdfunding
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1/5/2022 11:34:49


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Security Tokens
Total Market Cap $1,045,740,217.47
Token
Price
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INX Limited
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Overstock
$60.00
tZERO
$5.31
Blockchain Capital
$14.86
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$1.80
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STOMARKET.COM 4.81% 19596 Goulburn S Detroit 3.14% 15778 Manor St Detroit 27.53% 15753 HARTWELL ST 5.43% 19200 Strasburg St 5.29% 402 Kostner Ave 5.29% 272 NE 42nd
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Security Token Show: #108 - Where To Buy Security Tokens
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[Security Token Show: #107 - Fractionalized Art]

1/5/2022 11:37:22


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HERWIG'S COMPANY OF THE WEEK: MITSUI
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STOMARKET.COM KO Digital Dividend -2.42% TZROP -10.68% Aspen Coin 4.55% RST Token 20.85% Curzio Equity Owners 0% MPS Token -5.39% 10700 WHITTIER AVE 2.43%
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1/14/2022 13:05:32


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The Block Journal
Jan 13 · 6 min read · Listen
The Top 4 Ways to Invest on the Blockchain in 2022
Token Advisor
The Top 4 Ways to Invest on the Blockchain in 2022
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Get unlimited access
The Top 4 Ways to Invest on the Blockchain in 2022
There's a saying that we are in the midst of the greatest wealth transfer in history with the baby boomers expected to relinquish over $30 trillion in wealth to younger generations over the next few years.
How can you put yourself in position to take advantage of this economic shift while also not letting it take advantage of you?
First let's talk about one of the ways to not to get taken advantage of. This investing frenzy is taking hold of the world. Which makes it extremely relevant that we discuss "pump and dumps."Yes…. the phrase unfortunately has a misogynistic origin that began in some frat house.
But no need to worry. It's 2022, men are now the largest culprits of getting "pumped and dumped." Feel satisfaction in knowing they're taking hits in their crypto portfolio AND their dignity.
So within the crypto community a "pump n dump" is described as a manipulative scheme that attempts to boost the price of a coin through false recommendations or manufactured narratives. The perpetrators responsible for pushing the price up typically have a large amount in their holdings and usually sell their positions at the peak of the hype.
Let's go through a typical "pump n dump" scenario. So once upon a time there was some quick hype surrounding the launch of the Ethereum Max coin (EMAX).
So EMAX launched May 14th
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EMAX. Days later the price crashed. Coincidentally right after these two were conveniently done with their engagements. This means we have arrived at the "dump" part of the "pump n dump" lifecycle. Hundreds of EMAX investors had just got dumped.

Justice still has a chance to be handed down because Kim and Floyd are actually having to face a lawsuit and whether it will fly or not isn't up for me to decide. I'm just here to lay some facts down so that other tokenizers can start having some extra ammo when it comes to navigating the tumultuous blockchain landscape.

Firstly, I think it'd be beneficial if everyone started looking at the blockchain sphere from the perspective that every project you come across is a fundraising mechanism until proven otherwise. Like buying girl scout cookies. Obviously the cookies taste great but you also feel comfortable knowing you're supporting a well-established and competent organization with clear objectives.

So with that in mind you should make sure whichever blockchain project you want to YOLO into has clear objectives for funds raised and done so by a team that should be very forthcoming on their background.

There are a few popular blockchain-based fundraising mechanisms that you need to know because you WILL come across them. Lets make our way around the block:

1.ICO's

We talked about this earlier with EMAX. It's short for Initial coin offering (people like 3 letter acronyms and it rhymes with IPO which is a term used in the traditional stock market when ... ell its shares to the public.)

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the block:

1.ICO's

We talked about this earlier with EMAX. It's short for Initial coin offering (people like 3 letter acronyms and it rhymes with IPO which is a term used in the traditional stock market when a company looks to sell its shares to the public.)

I'm done talking about "pump n dumps" after this but as you enter this space, which you inevitably will, educate yourself on rug-pulls and additional lessons here

2.NFT's

Non-Fungible Tokens are the ultimate topic these days. Respectably so. When you have guys selling digital art for hundreds of thousands of dollars or a guy selling his photo catalogue consisting of daily pictures over the course of 5 years. (0.379ETH floor price at the time of writing btw). But what you're not seeing in the background is people advancing the usefulness of this technology, which is essentially a digital serial number that is able to prove ownership of individual digital items. Innovators are now getting creative on what that item could be and even linking it to real world items. This allows the real world ownership to be tied to the blockchain. Those items could be actual art, membership perks, reward points and even rights to music royalties. I spilled the tea on NFTs in this blogpost.

3.STO's

Security Token Offerings (our specialty) is similar to the IPO fundraising mechanism used for public m... is for companies that aren't

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4.DAOs
Decentralized Autonomous Organizations — these guys love using governance tokens. People enter the ecosystem with a blockchain-based cryptocurrency acquired from ICO's and exchanges. With the governance token you can participate in the decision making process. In some cases the governance token can actually be sold for a profit.
What's even more interesting is that these mechanisms can work in tandem with each other. For instance if you caught the Security Token Show from this Monday then you already know about LinksDAO. It's a DAO that raised money selling NFTs and in turn will use that money to buy a golf course. The participants entered into the LinksDAO ecosystem when they purchased the NFTs using cryptocurrency and will in turn collectively make decisions concerning the golf course. In order to hold the golf course as an asset the DAO will have to set up an operating company. This operating company can then do a Security Token offering to offer equity and/or cash sharing rights. And of course people who will have first dibs on this will be the NFT owners/DAO participants. So in this instance with LinksDAO you see all 4 of the aforementioned fundraising mechanisms executed — ICO, NFT, STO, and DAO.
As I leave the block for this week I just want to make sure my tokenizers are mindful that when you come across projects do your due diligence. Do not underestimate how much money they are willing to invest in creating the hype vs the actual project. As this year progresses people will begin to start investing their money into real assets which inherently are more stable and easier to vet.
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operating company. This operating company can then do a Security Token offering to offer equity and/or cash sharing rights. And of course people who will have first dibs on this will be the NFT owners/DAO participants. So in this instance with LinksDAO you see all 4 of the aforementioned fundraising mechanisms executed — ICO, NFT, STO, and DAO.
As I leave the block for this week I just want to make sure my tokenizers are mindful that when you come across projects do your due diligence. Do not underestimate how much money they are willing to invest in creating the hype vs the actual project. As this year progresses people will begin to start investing their money into real assets which inherently are more stable and easier to vet. Look for projects where you can learn about the team and its mission. For instance check out our STO here at Security Token Market :)
Will catch you guys next week on the other side of the blockchain
The Token Advisor
If you're curious about how security tokens could work for your business or industry please don't hesitate to reach out. Go ahead and fill out the STA app and see if your project could benefit from the use of an advisor. I also provide up to date news and educational materials so give me a follow on your favorite platform.
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https://blog.stomarket.com/the-top-4-ways-to-invest-on-the-blockchain-in-2022-cceb66db004d
https://blog.stomarket.com/official-security-token-market-launches-test-the-waters-campaign-for-sto-crowdfund-518275b7708c

2/19/2022 10:08:51

Thanks for Reading The State of Security Tokens + Crowdfund Information

Peter Gaffney <peter@securitytokenadvisors.com>
to megan

Thank you so much for reading *The State of Security Tokens 2022*! We hope you found it informative and, of course, enjoyable!

If you'd like to get involved in the security token industry and our firm directly, consider contributing to the [Security Token Market Crowdfund] as covered throughout the publica

In the meantime, we're actively bringing more research, highlights, and content your way on the [STM Blog] and media properties.

All the Best!

--

Peter Gaffney
Head of Research at [Security Token Advisors]
[Twitter] | [LinkedIn]
A 1111 Brickell Ave, Floor 10, Miami, FL 33131
STA Security Token Advisors

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Peter Gaffney
Feb 21 · 8 min read · Listen
The State of Security Tokens 2022 — Market Appetite
THE STATE OF SECURITY TOKENS 2022: MARKET APPETITE
The appetite of the typical security token investor. (Full Publication)
Understanding the Security Token Investor Audience
The security token investor is an interesting blend of what exists in the markets today. It's not necessarily someone fully fixated on decentralization or four-digit yields. But it's also not necessarily someone interested in generating 4% annually
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Tokenize This: Week 54 - Tokenized Collateral Management


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Security Token Advisors
The appetite of the typical security token investor. (Full Publication)
Understanding the Security Token Investor Audience
The security token investor is an interesting blend of what exists in the markets today. It's not necessarily someone fully fixated on decentralization or four-digit yields. But it's also not necessarily someone interested in generating 4% annually that could be achieved elsewhere. Given this, it's important that issuers of security token offerings understand the market in which they seek traction — essentially, a blend of cryptocurrency and real asset investors.
Many security token enthusiasts understand that tokenization is only plausible via all the blockchain progress that has engulfed the markets over the past decade, with an emphasis on the past 3 years. Companies like PGIM, KPMG, and Fidelity have been discussing tokenization since 2018. Although the infrastructure likely wasn't capable then (and the infamous crypto bear market put a damper on tokenization for some time), the use case of blockchain technology for security tokens was nonetheless projected into the universe and put onto the radars of numerous "crypto people" ever since.
That is important to understand and to absorb because "crypto people" are one class of investors who follow security tokens. They understand the nature of the underlying blockchains but also wish to grab some intrinsic value that can be
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such as ETH, ALGO, AVAX, or SOL.
Successful security token issuers must study the market landscape before issuing tokens, as seeing comparable token offerings will help when structuring the "tokenomics" of the asset offering. Ensuring a unique and proper blend of features for both "crypto people" and traditional investors will likely lead to the sweet spot necessary to fully-subscribe an offering.
RealT
Public Record
Deed Owned By LLC
Law Firm
Property Management Service
Tenants
Series LLC
ERC20 tokens on Ethereum
Owned by Ethereum Wallets
Sample flow of capital through a RealT Property Offering. (Source)
"Tokenizing Assets" vs. Security Token Offerings
There are two distinctions that can be made in the security token space — "Security Token Offering" and "Tokenizing Assets." This isn't a well-known or common demarcation, although it should be considering how the industry will grow going forward.
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class of investors who follow security tokens. They understand the nature of the underlying blockchains but also wish to grab some intrinsic value that can be found within the assets that back security tokens. This asset-backed feature enables investors to tap into true value rather than banking on network effects and growth of the underlying blockchains. It is simply another "safer" avenue.

On the other side of the coin (but on the same coin, nonetheless) are the traditional investors who heavily desire intrinsic value within their investments. Investing in blockchains directly via utility tokens may be a bit too *intangible* for this investor class' taste. Instead, this class particularly loves the concept of fractionalization and real-time liquidity for their pre-existing and comparable investments (i.e. real estate, illiquid funds, stocks, ETFs, and other tradable baskets). The only thing "crypto" about security tokens to this investor class is the fact that the wrappers are blockchain-based. As general cryptocurrency prices fluctuate, security tokens should *theoretically* be unaffected given they are backed by real assets and not by supply and demand of an underlying blockchain such as ETH, ALGO, AVAX, or SOL.

Successful security token issuers must study the market landscape before issuing tokens, as seeing comparable token offerings will help when structuring the "tokenomics" of the asset offering. Ensuring a unique and proper blend of features for both "crypto people" and traditional investors will likely lead to the sweet spot necessary to fully-subscribe an offering.


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"Security Token Offering" and "Tokenizing Assets." This isn't a well-known or common demarcation, although it should be considering how the industry will grow going forward.

In short, a security token offering is a new equity/ debt/ revenue share/ profit share agreement to raise funds from investors to THEN deploy into some new business line. I see this as more of a Venture play than anything. Which is fine — but as we know from historical venture capital, the offering needs to be enticing enough to fully collect investors.

The other half of the industry — although "half" is used lightly considering I believe this side of the industry will account for the vast majority of assets — falls under "tokenizing assets." Existing assets. Not a new offering to raise funds to then deploy, but an offering that enables current investors to sell and new investors to join, usually for recapitalization purposes. This is likely seen as a "safer" or more predictable offering since prospective investors (such as the "crypto people" and traditional investors) have some insight to the assets in which they are purchasing tokens in. This is simply the act of converting pre-existing assets to a digitally-traded and managed form via the blockchain. Take a look at the long-form report we published in December 2021 detailing how this can be broken down.

When I think of "launching a real estate security token offering," I think of raising funds for brand new development. There's no guarantee that this building will be successful or will even be developed and operational on time. The STO's terms and return potential better accommodate that risk.

When I think of a company "tokenizing a real estate portfolio," I think of buying into a piece of an existing, fluid, and cash-generating portfolio while certain investors exit early. That seems ... and tangible from the surface.



"crypto people" and traditional investors) have some insight to the assets in which they are purchasing tokens in. This is simply the act of converting pre-existing assets to a digitally-traded and managed form via the blockchain. Take a look at the long-form report we published in December 2021 detailing how this can be broken down.

When I think of "launching a real estate security token offering," I think of raising funds for brand new development. There's no guarantee that this building will be successful or will even be developed and operational on time. The STO's terms and return potential better accommodate that risk.

When I think of a company "tokenizing a real estate portfolio," I think of buying into a piece of an existing, fluid, and cash-generating portfolio while certain investors exit early. That seems more predictable and tangible from the surface. The offering terms should also match that narrative.

Flop Case: Spencer Dinwiddie's Tokenized NBA Contract — Debt Offering

As a sample of an offering that was ahead of its time but unfortunately aimed at the wrong crowd, take a look at Spencer Dinwiddie's fixed income security token offering in 2020. First, Spencer Dinwiddie is not only an NBA player, but more importantly a trailblazer in the Web 3.0 space. He's working to pioneer the "fan token" business model, and it's likely that his foray into the space with this security token offering will provide him with valuable lessons for platform improvement. There is no Spencer Dinwiddie hate here! Only knowledge takeaways.

Dinwiddie structured his tokenized contract offering as a fixed income product avai[...] accredited investors in the US (via Regulation D). With a contract value of $34 million and a fund[...] million, Dinwiddie raised just $1.35 million with the help of T[...] (Full Coverage).

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importantly a trailblazer in the Web 3.0 space. He's working to pioneer the "fan token" business model, and it's likely that his foray into the space with this security token offering will provide him with valuable lessons for platform improvement. There is no Spencer Dinwiddie hate here! Only knowledge takeaways.

Dinwiddie structured his tokenized contract offering as a fixed income product available to accredited investors in the US (via Regulation D). With a contract value of $34 million and a fundraise goal of $13.5 million, Dinwiddie raised just $1.35 million with the help of Tritaurian Capital (Full Coverage).

This underwhelming subscription amount points towards a lack of *product-market fit* (P.S. that phrase isn't just for startups). While not publicly disclosed, the *interest rate* on the tokenized contract was likely unappealing to… you guessed it… the unique blended investor base that comprises security token investors. Anything less than 10% was most likely not enough to move the needle without some sort of future equity inclusion or participating rights in future endorsement deals, and this truth came out in the end.

"A security token offering was the most effective way Exodus could give our customers on Main Street a share in our success before the barons of Wall Street. Exodus is incredibly excited to continue to share our journey with our passionate customers and is excited to work in the burgeoning sec[...]ndustry to
STM
Security Token Market
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Full Case: Exodus $75 Million Reg A+

On the other hand, Exodus showed the industry just how powerful a community can be when it comes to fundraising. Under the "Mini IPO" provision that is known as a Regulation A+ filing, Exodus raised $75 million from a combination of institutional, accredited, and retail investors. While it is not disclosed the exact breakdown of the pie, Exodus certainly made use of its dedicated user base that's been growing since Exodus' inception in 2015 as a trusted digital assets wallet provider gave the company something very powerful — a *dedicated digital assets community* (aka, "crypto people").

When it came time to raise funds in mid-2020, Exodus had a solid 5 years in the industry and an even more solid user base, which made it a prime candidate for a retail-enabled private placement, facilitated by digital assets of course. Working with Securitize, Exodus issued over 2,000,000 shares of Class A common stock (called $EXIT tokens) on the Algorand blockchain, totalling $75 million in proceeds.

The security token industry lives by the pinnacle of "raise from the public while staying private," and that's exactly what Exodus made use of here. Now not only are its users staying loyal to Exodus' product lines, but they are also participating in the upside associated with the very services they've been using for potentially years.

It's a great way to align interests, and Exodus can run another Regulation A+ offering maxing out at $75 million if it wishes in 2022. Current investors would gain the opportunity to purchase additional private shares (similar to early VCs getting the "right of first refusal") an[d Exod]us could continue to privately fund its growth through its own user base and network.



Case in Progress: Security Token Market's Own Crowdfund Offering

Stepping down a rung on the retail ladder from Regulation A+ to Regulation Crowdfund (Reg CF), Security Token Market is actively raising $5 million from its user base and industry colleagues — taking a page out of the Exodus playbook. As of mid-February 2022, Security Token Market has over $6.2 million pledged in its "*Test the Waters*" phase which technically makes the offering *oversubscribed*. Of course, this won't be official until the offering goes live in Q1 2022 and pledges convert into successful investments, but this factor just reiterates the product-market fit associated with a security token offering.

Security Token Market embodies the blockchain-agnostic "all roads lead to Rome" approach by aggregating data and media from all aspects of the security token industry. Doing so presents value to nearly all blockchains that enable tokenization, nearly all investors in blockchains that enable tokenization, nearly all asset owners who seek to issue security tokens or tokenize assets, exchanges and marketplaces that offer security tokens, and of course security token investors themselves. The firm understands that public and private assets will continue to "digitize" on blockchains and eventually will become tradable on various venues.

Being the one-stop-shop for data associated with these fragmented and dispersed security tokens provides tremendous value to both "crypto people" and traditional investors, as both are used to their respective interfaces (i.e. CoinMarketCap, Messari, Bloomberg, CNBC). Check out full coverage on the Security Token Market Crowdfund.



WALL STREET
WITHOUT WALLS
SECURITY TOKEN MARKET IS TOKENIZING ITSELF! WANT IN ON THE ACTION? RESERVE YOUR SPOT TO INVEST ON SECURITIZE WHEN WE GO LIVE!
We Take Pride in Our Numbers
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30K+
10M+
200+
1.2K+
Peter Gaffney
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2022—Public Market Upgrades & Value Adds
The State of Security Tokens 2022—Security Tokens as Collateral
Tokenize This: Week 47 - Tokenized Mortgage-Backed Securities
Tokenize This: Week 54 - Tokenized Collateral Management



We Take Pride in Our Numbers
170+
30K+
10M+
200+
1.2K+
Security Token Market's own Crowdfund can be found HERE.
Important Disclosures:
No money or other consideration is being solicited, and if sent in response, will not be accepted;
No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the platform of an intermediary (funding portal or broker-dealer); and
A person's indication of interest includes no obligation or commitment of any kind.
More from Security Token Market Blog
Re-inventing Capital Markets with Security Tokens
Crowdfunding 101: Equity Style

https://blog.stomarket.com/the-state-of-security-tokens-2022-market-appetite-d05a69ea953a

2/23/2022 11:57:46



blog.stomarket.com

Peter Gaffney
Feb 23 · 5 min read · Listen

Tokenize This: Week 52 ~ Security Token Market Crowdfund

What asset is more powerful than a company's community?

TOKENIZE THIS WEEK 52
SECURITY TOKEN MARKET CROWDFUND
STM
Security Token Market
@PGAFF_DIGITAL

Kicking it back to Security Token Market itself for Week 52.

Over the course of a full year, we dove into tokenization cases of all kinds. From traditional opportunities like tokenized investment funds, real estate assets, and pre-IPO shares to novel concepts like Shopify stores, intellectual property, and bars, clubs, and restaurants, we were able to find some sort of value add for issuers and investors.

For *Week 52* — the full year ... ask: *How can we best*

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summarize these editions in one complete form?

Well, what is the basis of the vast majority of these security token offering ideas? Community.

Community, following, fan base, users, customers, etc. — having a strong, numerous, and loyal community enables organizations of ALL KINDS to raise funds from the very people who actively interact with those organizations.

We've seen crowdfunding portals like Kickstarter and Indiegogo connect small organizations with capital in exchange for *small perks* for the past decade, but we believe it's time to scale this model into a more professional and legitimate model. That is, it's time to enable one's community to financially participate in a direct manner — through Regulation Crowdfund (Reg CF) and similar private placements.

Since Security Token Market is in the process of launching its own crowdfund, what better case to use and put Jonah Schulman's favorite quote "*Community is a company's most valuable asset*" to the test.

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Value Adds

0:08 / 0:52



model. That is, it's time to enable one's community to financially participate in a direct manner — through Regulation Crowdfund (Reg CF) and similar private placements.

Since Security Token Market is in the process of launching its own crowdfund, what better case to use and put Jonah Schulman's favorite quote "*Community is a company's most valuable asset*" to the test.

We Take Pride in Our Numbers

170+ | 30K+ | 10M+ | 200+ | 1.2K+

Value Adds

Security Token Market (Token Issuers)

- Alternative avenue to raising funds rather than the default Venture Capital, accelerator, and debt financing paths
- Strengthen the sense of loyalty among existing and new Security Token Market followers and website user base
- Solidify STM's position as a leading media and data provider in the security token industry, as users (potential investors) are incentivized to actively participate
- Create a following of brand ambassadors who will direct colleagues, friends, and others in their networks towards STM for all things security token related

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- Strengthen the sense of loyalty among existing and new Security Token Market followers and website user base
- Solidify STM's position as a leading media and data provider in the security token industry, as users (potential investors) are incentivized to actively participate
- Create a following of brand ambassadors who will direct colleagues, friends, and others in their networks towards STM for all things security token related
- Enables mid-ticket investors access to an investment round alongside retail investors

Community (Tokenholders)

- Have an agnostic opportunity to participate in the growth and upside associated with the security token industry
- Financial involvement with a company who has been publicly growing the security token space for 4+ years, with the ability to follow along going forward
- Access to not only a private firm investment opportunity, but also one that may be tradable in the future (per Reg CF guidelines)
- May be eligible for "sweeteners" and perks when it comes to the security token industry, STM events, and #MiamiTech initiatives

. . .

Numbers don't lie, so how can we quantify the Security Token Market community? With a current *10.6k+ Twitter* following and *Discord* of around *one thousand members*, Security Token Market has already garnered ***$6.2 million*** in indications of interest across ***1,000+ users*** during its "*Test the Waters*" phase.

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blog.stomarket.com

Numbers don't lie, so how can we quantify the Security Token Market community? With a current *10.6k+ Twitter* following and *Discord* of around *one thousand members*, Security Token Market has already garnered ***$6.2 million*** in indications of interest across ***1,000+ users*** during its "*Test the Waters*" phase.

Although these indications of interest are by no means binding (per Reg CF guidelines), the numbers average out to over *$6,200 pledged per registered user* to the crowdfund. Is this 10% conversion rate from followers to pledges impressive?

Given the nascent stage of the security token industry and the evolution of private placement opportunities — such as the very amendment that Security Token Group founders Herwig Konings and Kyle Sonlin advised on to raise the Reg CF Limit from $1.07 million to $5 million — there are not many other security token crowdfunds to compare to.

In terms of security token offerings in general, entities like Blockstream (totaling $36 million with active add-on offerings) and RealT (over 120 properties) have managed to build their respective communities so strongly that offerings now sell out within days (sometimes minutes) to a range of accredited and international investors.

If those examples are any indication of comparables, then Security Token Market is in good company sitting with an "over-pledged" round before the offering goes live and investors fully (or partially) convert their proposed investment amounts.

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blog.stomarket.com

The tokenised 'note' will provide a fractionalised ownership share in Blockstream's Bitcoin mining proceeds – an alluring offer for professional investors when you consider that Bitcoin mining equities such as Marathon have outperformed BTC consistently in 2021.

With only 25 tokens up for grabs – valued at the institutional price-point of €350,000 each – the capital raise will complete at the end of January.

This is the first major security token issuance of 2022 – and many will be watching closely following a report from analysts at JP Morgan which predicted significant growth in the financial tokenisation space this year.

Context around Blockstream's recent tokenized mining note offering. (Source)

What about companies, firms, and organizations that have 100k+ followers and a loyal Twitter base? For certain entities, that $5 million fundraise amount may be a number that gets absolutely blown past. For something of scale, a Reg A+ offering — which enables the same retail access except limited up to $75 million rather than $5 million — could truly open the doors for mass-retail and user adoption.

Using an example like Exodus, the crypto wallet that has been curating its organic user base since 2015, proves the strength of the community as they were able to fill the entire $75 million maximum via security token offering. This amount of funding is unheard of from Kickstarter and Indiegogo campaigns, and also not an easy feat through traditional venture capital financing....



"A security token offering was the most effective way Exodus could give our Main Street a ... success before the
Security Token Market
STM

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"A security token offering was the most effective way Exodus could give our customers on Main Street a share in our success before the barons of Wall Street. Exodus is incredibly excited to continue to share our journey with our passionate customers and is excited to work in the burgeoning security token industry to pioneer disruption in financial markets."
JP Richardson
CEO, Exodus
STM
Security Token Market
Full coverage on STM. (Source)
Which reiterates and begs the question: ***Is a company's most valuable asset its community?***
We at Security Token Market sure think so, and understand the power that a strong, engaged community yields. As an organization that's so forward-thinking and pioneering more accessible investment structures for the general public, accredited investors, and institutions alike, it simply *makes sense* to tap into our user base to not only finance ourselves BUT to do it with the opportunity and potential of enabling said users to participate side-by-side with us.
. . .
For those who are left curious about Security Token Market and its mission:
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For those who are left curious about Security Token Market and its mission:
"Security Token Market is the central data repository for blockchain-based assets with a focus on regulatory-compliant security tokens and digital securities. We track over 200 live trading equities, fractional real estate assets, debt products, and more across 200 countries and/or territories, yielding a collective $3.5+ billion secondary trading market cap.
We are also the leading media company in the industry with the very prominent and professionally produced Security Token Show newscast amassing millions of social media impressions and tens of thousands of views monthly."
Essentially, Security Token Market is the epicenter and life-blood of the security token industry as its agnostic position allows for truly independent and unbiased coverage of the industry and associated events.
And of course, we are practicing what we preach through the Security Token Market Crowdfund :).
Important Disclosures:
No money or other consideration is being solicited, and if sent in response, will not be accepted;
No offer to buy the securities can be accepted and no part of the purchase price
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blog.stomarket.com
"Security Token Market is the central data repository for blockchain-based assets with a focus on regulatory-compliant security tokens and digital securities. We track over 200 live trading equities, fractional real estate assets, debt products, and more across 200 countries and/or territories, yielding a collective $3.5+ billion secondary trading market cap.
We are also the leading media company in the industry with the very prominent and professionally produced Security Token Show newscast amassing millions of social media impressions and tens of thousands of views monthly."
Essentially, Security Token Market is the epicenter and life-blood of the security token industry as its agnostic position allows for truly independent and unbiased coverage of the industry and associated events.
And of course, we are practicing what we preach through the Security Token Market Crowdfund :).
Important Disclosures:
No money or other consideration is being solicited, and if sent in response, will not be accepted;
No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the platform of an intermediary (funding portal or broker-dealer); and
A person's indication of interest includes no obligation or commitment of any kind.
Search
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Tokenize This: Week 47 - Tokenized Mortgage-Backed Securities
0:46 / 0:52

https://blog.stomarket.com/tokenize-this-week-52-security-token-market-crowdfund-82828f8ead49

4/25/2022 10:36:26


Thread
pgaffney.eth @pgaff_digital · 4/25/22
$20.6 billion market cap in the Security Token industry.
That's on par with the crypto market cap in February 2017, for reference
All security token data sourced from STM.co
STM Security Token Market
JOIN THE TOKEN REVOLUTION
RESERVE > YOUR SPOT
Security Tokens
Total Market Cap $20,640,942,365.95
Token
Market Cap
Price
Enegra Group
EGX
$16,398,869,355
$194.28
8
19
39
pgaffney.eth


Thread
pgaffney.eth
@pgaff_digital
Gonna look even sweeter when our own @STOmarket token is available to retail investors as detailed here
Reserve your Spot
SECURIT
Follow Us On:
blog.stomarket.com
Official: Security Token Market Launches Test the Waters Campaign for STO & Crowdfund
10:34 AM · 4/25/22 · Twitter Web App
1 Retweet 3 Likes
STOverse @STO_verse · 4/26/22
Replying to @pgaff_digital and @STOmarket
Wen launch?
pgaffney.eth @pgaff_digital · 4/26/22
Getting closer 1 day at a time

https://blog.stomarket.com/tokenize-this-week-52-security-token-market-crowdfund-82828f8ead49
https://blog.stomarket.com/official-security-token-market-launches-test-the-waters-campaign-for-sto-crowdfund-518275b7708c

5/2/2022 22:20:06


YouTube
#blockchain #nft #blockchaintechnology
Spilling the NFTea Episode 13: Benefits Blockchain Bring to Business
91 views · May 3, 2022
7 DISLIKE SHARE CLIP SAVE
Security Token Market
1.75K subscribers
ANALYTICS EDIT VIDEO
#blockchain #nft #blockchaintechnology
Welcome back to Episode 13: Benefits Blockchain bring to Business
This weeks episode is a two parter where we talk about:
Part 1: Leverage Fundraising Using Tokenization on the Blockchain
Part 2: Innovative NFT Use Cases
Tokenizing assets on the blockchain opens up various opportunities for a company to grow and diversify its assets in the market & reach a new Digital community.
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YouTube
91 views · May 3, 2022
Security Token Market
1.75K subscribers
ANALYTICS EDIT VIDEO
#blockchain #nft #blockchaintechnology
Welcome back to Episode 13: Benefits Blockchain bring to Business
This weeks episode is a two parter where we talk about:
Part 1: Leverage Fundraising Using Tokenization on the Blockchain
Part 2: Innovative NFT Use Cases
Tokenizing assets on the blockchain opens up various opportunities for a company to grow and diversify its assets in the market & reach a new Digital community.
The tokenization process transfers rights from a physical, financial, or intellectual asset into a digital token and it's safe to say tokenization is the future.
All Aboard the #MetaYacht!
Crowdfund Disclaimer:
• No money or other consideration is being solicited, and if sent in response, will not be accepted;
• No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the platform of an intermediary (funding portal or broker-dealer); and
• A person's indication of interest includes no obligation or commitment of any kind.
Connect with us:
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5/3/2022 7:34:22


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registering it under Reg S in the US to remain compliant for our security token project
May 3, 2022
@vert.eth being a US resident is max pain when it comes to crypto stuff . . .
Mepusica | THE SCIENTIST Today at 6:17 AM
Move to Singapore
@powerfullape Awesome, are you allowing US residents to participate or will they be blacklisted? ...
[LC] - jacksonhblau Today at 10:18 AM
Well we actually track security token data and produce content and we have an consulting branch as well that assists in tokenizing any asset. We are actually also about to go live with our Reg CF STO so US retail investors will be able to participate!!!
[LC] - jacksonhblau Today at 10:24 AM
We're currently in the testing the waters phase and plan to go live with the actual raise very soon I'll keep y'all posted if interested!
@[LC] - jacksonhblau We're currently in the testing the waters phase and plan to go live with the...

https://drive.google.com/open?id=1zGCufqZcWyyxhKNaotfq0vnvpyLZS-DA
https://blog.stomarket.com/official-security-token-market-launches-test-the-waters-campaign-for-sto-crowdfund-518275b7708c

5/12/2022 10:24:58



Peter Gaffney
Head of Research at Security Token Advisors || Security Token Market
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Practice what you preach. I always tout the ability to raise capital from the crowd through a private offering - something that disrupts the typical Venture Capital reliant model. Not only has my team seen that through the clients with work with, but we ourselves are lacing up the cleats to play on the equity crowdfunding turf.
Through the Regulation Crowdfund (Reg CF) private placement, Security Token Market is able to raise up to $5 million from retail and accredited investors all over. We're still in the initial "Test the Waters" phase with $6.4 million in subscriptions already pledged - largely from our social media following and industry partners, alone.
As we do with our clients, we plan on #tokenizing this offering so that investors may store their assets in a digital wallet and take advantage of all the associated benefits, like liquidity (the ability to trade these private shares) and staking for yield (as you may see with digital assets on Aave, for instance).
That $6.4 million mark puts the fundraise beyond capacity. That won't be official until the offering goes live, of course, and if all those pledges follow through, the round will theoretically be closed as soon as it opens. That's the power of the waitlist in action.
Nonetheless, the waitlist is still open all the way up until the round launches, and those who have pledged a non-binding investment amount will receive priority to invest when it does go live.
Learn about Security Token Market's full suite of services and role as an agnostic bet on the industry, and reserve your spot right here on Securitize.
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Garrett Openshaw · 2nd
Co-Founder at Muuvifi
Peter Gaffney I love that you're doing this, and in public. How do you solve for liquidity in security tokens? That seems to be a blind spot is the illiquidity of the security token market. Is the thesis that this will change with wider adoption or do you have a solution in mind? ...see more
Peter Gaffney Author
Thanks Garrett! And the liquidity profiles will certainly change with organic adoption, but in the meantime I believe issuer-managed liquidity solutions will suffice. We also work
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Peter Gaffney
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Head of Research at Security Token Advisors || Security Token Market
1mo
Remember in April 2020 when Binance announced its acquisition of CoinMarketCap? The sale price was an estimated $400 million. The aggregate crypto market cap was just $175 billion - a precursor to the $3 trillion mark it hit in late 2021.
As of now, the security token industry market cap sits at $18 billion, up nearly 20x YTD. Unlike the crypto market cap that requires fresh money to flow, the security token market cap can grow with 1) fresh capital and projects and 2) existing assets being tokenized and listed.
Security Token Advisors estimated the primary pipeline to be around $50 billion in December 2021, and this number is closer to $60 billion now. The driving force is that security token technology can act as an overlay to existing product types like ETFs ($10 trillion), Mutual Funds ($21 trillion), Real Estate (hundreds of trillions across commercial and residential), Private Equity ($7.5 trillion), and Pre-IPO shares ($800 billion).
Security Token Market is a proxy to the industry in general, and we're tokenizing ourselves to lead by example. With STA creating the playbook and STM executing on it, we're working to solidify this industry and all that stand to benefit from #tokenization.
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Security Token Market is a proxy to the industry in general, and we're tokenizing ourselves to lead by example. With STA creating the playbook and STM executing on it, we're working to solidify this industry and all that stand to benefit from #tokenization.
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For those interested in learning about our crowdfund, check it:
https://blog.stomarket.com/official-security-token-market-launches-test-the-waters-campaign-for-sto-crowdfund-518275b77086
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5/12/2022 10:31:18

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pgaffney.eth 🌴
@pgaff_digital

CMC acts a proxy to the crypto industry - it's coin-agnostic and became a landing page for all crypto users.

@STOmarket plays a similar yet more defined role for security tokens & tokenized assets. Learn bout our own tokenized crowdfund right here



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Official: Security Token Market Launches Test the Waters Campaign for STO & ...
MIAMI—October 11, 2021—In the wake of the company's three-year anniversary, Security Token Market (STM), the largest security token...

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5/18/2022 14:46:29


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Alex Lieberman @businessbarista · 5/18/22
I'm looking to write 5-10 more angel checks this year.
If you're looking for an active angel with media/marketing/operating experience, hmu.
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Replying to @businessbarista
Running our own crowdfund built on the same digital rails we work with actually @STOmarket
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Official: Security Token Market Launches Test the Waters Campaign for STO & Crowdfund

https://twitter.com/pgaff_digital/status/1526996885285834753?s=20&t=YSaF0PuCeMV68wUUEBhVSA
https://blog.stomarket.com/official-security-token-market-launches-test-the-waters-campaign-for-sto-crowdfund-518275b7708c

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pgaffney.eth @pgaff_digital · 6/11/22
ETFs were born out of the thesis of accessing retail investors thanks to easier buy-in and liquidity capabilities - capabilities that only made sense for institutions to Mutual Fund issuers.
#SecurityTokens are quite literally doing the same as ETFs, but for all asset classes
pgaffney.eth @pgaff_digital · 6/11/22
Global mutual funds => over $60 trillion
Global ETFs => $10 trillion (merely $200 billion in 2003)
Global Security Tokens => $14 billion
As the next technology overlay, #tokenization can NOT ONLY encompass all private assets, but also these existing $70+ trillions @STOmarket
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And for anyone asking how to enter this industry with ease, we got you:
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https://twitter.com/pgaff_digital/status/1535778174860148738?s=20
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6/13/2022 10:16:56


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Peter Gaffney
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Head of Research at Security Token Advisors || Security Token Market
Have to give a shout out to J.P. Morgan for trailblazing the institutional #tokenization space at this point in time. They've been dominating headlines via Onyx intiatives, and I love seeing the progress that can be rolled out to the rest of the banking landscape.
Namely, the tokenized #repo initiative that surpassed $300 billion in volume since its inception in December 2020. Fantastic and practical proof of blockchain's capabilities for high-volume applications in the financial services sector (which we know there are many of).
Kudos to Scott Lucas and Tyrone Lobban at JPM for all the behind-the-scenes work and for driving adoption to industry partners like Mathew McDermott at Goldman Sachs. Looking forward to additional commentary and technical findings through upcoming Onyx initiatives.
I'll be covering future institutional applications in the Tokenize This series on Security Token Market in tandem with the industry.
TOKENIZE THIS WEEK 64
TOKENIZED REPOS (REPURCHASE AGREEMENTS)
@PGAFF DIGITAL
Tokenize This: Week 64 – Tokenized Repos (Repurchase Agreements)
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This is momentum we love to see as we gear up for our own crowdfund at Security Token Market. And yes, it will be tokenized!
https://blog.stomarket.com/official-security-token-market-launches-test-the-waters-campaign-for-sto-crowdfund-518275b7708c
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6/16/2022 9:22:52

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@Jason_Barraza_

The @STOmarket CF is getting closer and closer!

We're over 5x oversubscribed so reserve your spot on @Securitize 👇

securitize.io/invest/primary...



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6/16/2022 13:11:54


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Jun 16 · 14 min read · Listen
Comprehensive Analysis of RealT: A Leading Real Estate Tokenization Provider
COMPREHENSIVE ANALYSIS OF REALT: A LEADING REAL ESTATE TOKENIZATION PROVIDER
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The small, lesser known city in the midwest known as Detroit, Michigan was once renowned internationally as the "Motor City". However, some would argue the "Motor City" lost its motor when the automotive companies took work overseas. Being from a town just outside of Detroit, I was fortunate enough to call Detroit my home and I am here to tell you that it's poised for another meteoric rise to international recognition.
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SECURITY TOKEN MARKET
IS TOKENIZING ITSELF!
WANT IN ON THE ACTION? RESERVE YOUR SPOT
TO INVEST ON SECURITIZE WHEN WE GO LIVE!
WE TAKE PRIDE IN OUR NUMBERS
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30K+
10M+
200+
1.2K+
Join our crowdfund that is going live on July 6th here!
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Neither Security Token Market nor the individual Authors of the report pursue their own financial interests with the reports. This report is not a recommendation to purchase or trade any mentioned securities. Everything in this report is for entertainment purposes only. Nothing written should be considered financial nor legal advice and any investment decisions should be consulted with financial advisors and/or legal experts.
No money or other consideration is being solicited, and if sent in response, will not be accepted;
No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the platform of an intermediary (funding portal or broker-dealer); and A person's indication of interest includes no obligation or commitment of any kind.
ABOUT SECURITY TOKEN
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6/20/2022 11:50:20


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Disclosures regarding STM Crowdfunding Announcement:
• No money or other consideration is being solicited, and if sent in response, will not be accepted;
• No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the platform of an intermediary (funding portal or broker-dealer); and
• A person's indication of interest includes no obligation or commitment of any kind.
0:29 / 23:10 • Introduction: We're Having FUNDS in Miami
#Crowdfunding #STO #Tokenization
We're Having FUNDS in Miami - Security Token Show: Episode 145
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We’re Having FUNDS in Miami - Security Token Show: Episode 145
Welcome back tokens to the security token show we are taking over once again. I know you didn't think you see us again, but you are. My name is John Pitman. I have Megan Niel and we are here episode 1 45. We are having funds in Miami. Ooh. Yes we are. We have a sponsor this week. Who is it? I'm a little bit biased, but it's Security Token Market crowd fund. We have some very exciting announcements coming up, but I don't wanna get too far into that because John is going to cover that towards the end of the show. So absolutely stay, stay tuned. Well, toast to that. Uh, I do have some beef on that, but before we get there, let's dive into our top five.

Okay. No, that will, um, Like she said at the beginning of the show, we are gonna talk some more about Security Token Market. And first we're gonna start talking about 'em because they are my company of the week. They have announced their crowdfund. And I think back in October 11th, I think to mark that three year anniversary, that was a big date.

That was actually my first two months with the company. So I got a chance to, [00:01:00] you know what I'm saying, ride along with this process, see it go down. Yeah. You know,

see it go down. So they're our company of the week, but they're also our main topic because we wanna talk about what that process has been like.

And. What we're gonna be doing to celebrate the closure of that process. And what's gonna be for the industry. We have a lot planned. So we do have a lot planned, do have a lot planned, but like I said, we documented it. We documented the entire process from the inception of the idea in South Africa, all the way to us interviewing every single team member that we brought on here at STM.

And those are interviews. You can go right now on YouTube and get a chance. You know what I'm saying? See, who's all behind the scenes data, media properties. Mm-hmm, a lot of the operational standpoints and things of that nature. And, um, also our trailer definitely checked on YouTube. That really was, I think the signif, the signifying event that this thing was actually going live.

And just to reiterate, in addition to our Monday show, we have additional shows dropping throughout the week. I'm on spill in the NFT. Yep. We have John on open. Jason and Luis on crypto conche, [00:02:00] uh, among many others that are, you know, either one offs with companies or, you know, specific interviews, anything like that educational series, we're always covering on our YouTube channel.

So check that out as well. That's beautiful. And I mean, that's just the beauty of this media company. You've got a chance if you were there in October, kind of seeing our growth over those last few months. So like I said, I, I, I was new here then, and I've been having a chance to be along for this ride. And it's just so amazing that we're finally here, security, token company security, token media company, who is actually doing security token offering.

So that way now people can actually see what this process actually looks like versus just having to read about. In a, some type of Bloomberg article or something like that. Right. I feel like we made it relatable. We did, you know, we're, we're real people doing real things here in Miami building this ground up.

So this is a job. We make it look fun, but it's actually hard work she saw earlier today. um, but we also wanted to provide our community with some inside access immediately. So what we do have coming out that nobody knows about is we have a four part video series that's gonna be dropping this week. That gives you an inside look [00:03:00] on STM operations.

So like I said, we have the interviews of the individual people. I get to see them in their work environment and kind of see what their jobs are as it relates to everybody working together. So the first video is kind of overview of STM as a whole. We have another video that talks about our media properties, like such as spillin the NFT, open tab.

Also our written properties like tokenized, this what's tripping. And, uh, token, Tuesdays, we have video three, which gives you some insight on what we're doing on the data side, uh, and how that's gonna service the, the security token industry. And then, uh, video four, where you get a chance to hear Kyle and Herwig.

Talk about why we did the crowdfund. And how they got into the idea in the first place. Yeah. And we also, in addition to that, we're gonna have live webinars. This is a little bit different in the sense it will be more geared towards our actual crowd fund. We'll be answering questions. We'll be walking you through the process of, you know, start to finish, uh, participation in, in the crowdfund itself.

So head over to Twitter, we'll be announcing more on that this coming [00:04:00] week. And, uh, as well as the dates that we're holding those, they will be all virtual. They will be live. And, uh, we'll be doing those a few times throughout the next few weeks. So definitely watch out for those. And as far as investors, what are, what are we gonna be doing to get these investors ready to make sure they have a chance to, to invest in, to our offering?

Right? So we're working with securitized and we have worked very closely with them to develop. Very streamlined method of investing in this crowd fund, but you do need to be a little bit diligent. We are oversubscribed in our pledge, the waters campaign. So we're really pushing people to get on securitized, complete their KYC and be prepared to invest when we do go live.

Um, because there is a little bit of a backend with investing in anything, but thanks to Securitize, they've really streamlined it. So any, any questions on that, please feel free to reach out to us, social media, head over to our social channels. You can [00:05:00] find out more information there and you can always reach us via DM on, you know, Twitter, Instagram.

Any of that or tips STO market.com. It's still there. We still use that. We still use email . And to add on that, we will have a video that pretty much shows you how this onboard is gonna go. So that way, even if you do have questions, that video will always be accessible to you guys. So that way we, we make this as easy as possible, cuz we know when you're invested into a product, we want to ease as much friction.

We wanna make it pleasurable. We are hospitable people, but, um, finish that up. What you about to say? Well, Can I talk about the party? So what what's going on the board, we are throwing a little party. So, uh, our VIPs, please keep an eye out in your actual mailbox. not the digital one. We are a, you know, a tech company, but we did send out physical invites.

We really appreciate all of the people that have been involved in this process so closely. So, um, our VIPs have invites coming your way for a very special [00:06:00] party. We're

throwing here in Miami. and I don't know if you know this, but people of generation don't know how to use mail. So it was quite a struggling office kind of figuring out how to put those envelopes together, but we made it happen.

Like you said, make sure you check your mail. And, uh, once we get a chance to sort that out, I think we will start opening up tickets to the public. We just wanna make sure our closest, our closest followers have a chance to attend the celebration. And then after that, we wanna make sure everybody has a chance to come.

So that's gonna be cool. Where is this part gonna be it as a matter of fact, Megan, I think that's pretty big, right? Here it's here in Miami at, oh, it has to be at, at a very small venue called lone Depot park home of the Miami Marlins. I, I, we shouldn't give out any more information. It's all coming this week on our social channels.

So watch out there. There's gonna be a DJ two DJs, multiple DJs. Yeah. Baseball beverages. Yeah. What else could you ask for exactly? So, like I said, we're hospitable. We know how to host. We look forward to seeing you guys and, uh, [00:07:00] that's it for me. That's it for me too. Um, yeah. Shout out, Goldman. Shout out.

Security Token Market. Let's do it. Happy tokenizing, happy tokenizing.

6/21/2022 9:30:35


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Peter Gaffney
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Peter Gaffney · 1st
Head of Research at Security Token Advisors || Security Token Market
After some time in the works, the STM Crowdfund is officially going live on Securitize July 6th, 2022. We take the "all roads lead to Rome" approach within the #tokenization industry, which is a field that behemoths like J.P. Morgan, Goldman Sachs, BlackRock, BNP Paribas and even central banks like Monetary Authority of Singapore (MAS) have begun playing in.
Best of all - we are enabling any investor to participate in the industry via our crowdfund. Details below.
Security Token Market | Crowdfund goes live July 6th!
2,326 followers
THE DATE IS SET!
After 254 days of 'Testing the Waters' and receiving $6.6M+ in pledges from more than 1,200 people around the globe...
I think it's safe to say the water is just fine!
Investing in our tokenized crowdfund will commence on July 6th via Securitize!
We are so elated and cannot wait for this offering to go live!
The only thing left to do is...
Mark your calendars & ensure you have an account set-up on Securitize!
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https://blog.stomarket.com/official-security-token-market-launches-test-the-waters-campaign-for-sto-crowdfund-518275b7708c

6/21/2022 9:31:24


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So you're tellin me the @STOmarket crowdfund is officially going live on @Securitize July 6th??
Been in the works for some time gearing up for our favorite community and followers. Finally here
securitize.io/invest/primary...
Jonah Schulman | Crowdfund launches 7/6! @jonahschul... · 6/21/22
The date is finalized!
We can't wait for this to go live and build you the best product.
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6/27/2022 10:28:02

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BY JONAH SCHULMAN
THE STM CROWDFUND
GOES LIVE JULY 6TH!
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Liked by **pgaff831** and **16 others**

stomarket_ Some 💥exciting💥 news from @jonahschulman 👉 The Security Token Market crowdfund is launching in nine days on... July 6th!

AND you can come celebrate the launch with us at @marlins Park on Friday, July 15th! 🌴⚾ Link in bio for all the details!

https://blog.stomarket.com/official-security-token-market-launches-test-the-waters-campaign-for-sto-crowdfund-518275b7708c

https://www.instagram.com/p/CfT-HOErq44/?igshid=YmMyMTA2M2Y=

https://blog.stomarket.com/official-security-token-market-launches-test-the-waters-campaign-for-sto-crowdfund-518275b7708c

6/27/2022 10:53:34



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$66.6 MILLION IN PLEDGES FROM
1.2K PEOPLE FROM AROUND THE GLOBE
stomarket_ • Following
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stomarket_ We are 10 days away from the launch of our crowdfunding campaign on @securitize.io! 🌴
When it comes to security token data and research, we have you covered.
Complete your account on Securitize to be ready when we launch!
(https://id.securitize.io/#/registration)
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6/27/2022 12:08:21


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WHEN ALL ELSE FAILS AND YOU ARE OUT OF
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6/27/2022 12:08:56


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Disclosures regarding STM Crowdfunding Announcement:
• No money or other consideration is being solicited, and if sent in response, will not be accepted;
• No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the platform of an intermediary (funding portal or broker-dealer); and
• A person's indication of interest includes no obligation or commitment of any kind.
0:28 / 34:11 • Introduction: Will NFTs Survive The Bear Market?
#BearMarket #NFT #Tokenization
Will NFTs Survive the Bear Market? - Security Token Show: Episode 146
42 views • Jun 27, 2022
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[Will NFTs Survive the Bear Market? - Security Token Show: Episode 146]

But before we get into the show today, we have to cover our sponsor, which this week is actually Security Token Market. Security Token Market is the company that produces this show and a whole host of other amazing news and content through stm.co. And the reason that STM is sponsoring this episode is because the crowd fund that they're doing, they're doing a security token offering themselves. Oh yeah.

We are helping to pioneer the revolution of security tokens, and that is coming out very, very soon. There is a webinar with securitized breaking down all the details of how you can participate and how you can get involved in the deal. That's going to be on Wednesday at 5:00 PM. So that's coming up just next week, mark, I guess.

When this episode comes out, it's just a couple of days later, that's at five PMT on top of that throughout the week, you're gonna be able to see company explainer videos, breaking down everything that goes on inside the company here in Brickell, Florida. So go to the link in bio anywhere that you wanna find it to find more [00:01:00] information about the crowd fund and everything going.

Make sure you sign up on Securitize because there may be a period where if you don't sign up and you don't register your KYC information, you may not be able to get in on the

deal. It's been that hot. We are more than six times over subscribed. And if you haven't seen our awesome trailer for STM yet, while you are now, check it out.

We're a Security Token Market, and we're creating the wall street without walls, where anyone anywhere can invest digitally's into real estate stocks, art, and more all thanks to the power of security tokens. You see, it's a blockchain technology that is changing finance. As we know it, it allows anyone to invest digital.

Allowing companies to go public sooner and anyone around the world to invest via the web. It's not crypto it's wall street without walls. There are already hundreds of trading tokens with over a billion dollars and thousands more on the way this is happening now. And there's no telling how far we can go [00:02:00] at Security Token Market.

We take great pride in the highest level of integrity of our financial data. As a leading data provider of the security token industry, we provide unique insights on market trends, new developments, and in-depth research just for you. Security. Token market is the trusted source for data and news. For this new world of digital investing, we track hundreds of tokens trading, worldwide, creating a platform where anyone can learn about these new investment opportunities.

We are your one stop shop for all things, security tokens. In fact, our media arm has its industry covered. From end to end. We have a security token show and our newsletter, which drops every single Monday. We also publish sweetie columns and educational content across every platform. And that's just for now, the power has changed from the few to the many.

That's why we're building the cultural epicenter of security. Where you can start investing today. That's why we have a community first approach. So you can find us on discord, LinkedIn, Twitter, [00:03:00] and you can also find me in the metaverse together. We are breaking down the walls of wall street, join the token revolution and learn more about our public offering live on SecurIT times.

We are securities open market.

I love that video, Kyle. Now let's get on with the show.

6/27/2022 12:09:28


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Disclosures regarding STM Crowdfunding Announcement:
• No money or other consideration is being solicited, and if sent in response, will not be accepted;
• No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the platform of an intermediary (funding portal or broker-dealer); and
• A person's indication of interest includes no obligation or commitment of any kind.
0:28 / 23:10 • Introduction: We're Having FUNDS in Miami
#Crowdfunding #STO #Tokenization
We're Having FUNDS in Miami - Security Token Show: Episode 145
121 views • Jun 20, 2022
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[We’re Having FUNDS in Miami - Security Token Show: Episode 145]

Welcome back tokens to the security token show we are taking over once again. I know you didn't think you see us again, but you are. My name is John Pitman. I have Megan Niel and we are here episode 1 45. We are having funds in Miami. Ooh. Yes we are. We have a sponsor this week. Who is it? I'm a little bit biased, but it's Security Token Market crowd fund. We have some very exciting announcements coming up, but I don't wanna get too far into that because John is going to cover that towards the end of the show. So absolutely stay, stay tuned. Well, toast to that. Uh, I do have some beef on that, but before we get there, let's dive into our top five.

Okay. No, that will, um, Like she said at the beginning of the show, we are gonna talk some more about Security Token Market. And first we're gonna start talking about 'em because they are my company of the week. They have announced their crowdfund. And I think back in October 11th, I think to mark that three year anniversary, that was a big date.

That was actually my first two months with the company. So I got a chance to, [00:01:00] you know what I'm saying, ride along with this process, see it go down. Yeah. You know, see it go down. So they're our company of the week, but they're also our main topic because we wanna talk about what that process has been like.

And. What we're gonna be doing to celebrate the closure of that process. And what's gonna be for the industry. We have a lot planned. So we do have a lot planned, do have a lot planned, but like I said, we documented it. We documented the entire process from the inception of the idea in South Africa, all the way to us interviewing every single team member that we brought on here at STM.

And those are interviews. You can go right now on YouTube and get a chance. You know what I'm saying? See, who's all behind the scenes data, media properties. Mm-hmm, a lot of the operational standpoints and things of that nature. And, um, also our trailer definitely checked on YouTube. That really was, I think the signif, the signifying event that this thing was actually going live.

And just to reiterate, in addition to our Monday show, we have additional shows dropping throughout the week. I'm on spill in the NFT. Yep. We have John on open. Jason and Luis on crypto conche, [00:02:00] uh, among many others that are, you know, either one offs with companies or, you know, specific interviews, anything like that educational series, we're always covering on our YouTube channel.

So check that out as well. That's beautiful. And I mean, that's just the beauty of this media company. You've got a chance if you were there in October, kind of seeing our growth over those last few months. So like I said, I, I, I was new here then, and I've been having a chance to be along for this ride. And it's just so amazing that we're finally here, security, token company security, token media company, who is actually doing security token offering.

So that way now people can actually see what this process actually looks like versus just having to read about. In a, some type of Bloomberg article or something like that. Right. I feel like we made it relatable. We did, you know, we're, we're real people doing real things here in Miami building this ground up.

So this is a job. We make it look fun, but it's actually hard work she saw earlier today. um, but we also wanted to provide our community with some inside access immediately. So what we do have coming out that nobody knows about is we have a four part video series that's gonna be dropping this week. That gives you an inside look [00:03:00] on STM operations.

So like I said, we have the interviews of the individual people. I get to see them in their work environment and kind of see what their jobs are as it relates to everybody working together. So the first video is kind of overview of STM as a whole. We have another video that talks about our media properties, like such as spillin the NFT, open tab.

Also our written properties like tokenized, this what's tripping. And, uh, token, Tuesdays, we have video three, which gives you some insight on what we're doing on the data side,

uh, and how that's gonna service the, the security token industry. And then, uh, video four, where you get a chance to hear Kyle and Herwig.

Talk about why we did the crowdfund. And how they got into the idea in the first place. Yeah. And we also, in addition to that, we're gonna have live webinars. This is a little bit different in the sense it will be more geared towards our actual crowd fund. We'll be answering questions. We'll be walking you through the process of, you know, start to finish, uh, participation in, in the crowdfund itself.

So head over to Twitter, we'll be announcing more on that this coming [00:04:00] week. And, uh, as well as the dates that we're holding those, they will be all virtual. They will be live. And, uh, we'll be doing those a few times throughout the next few weeks. So definitely watch out for those. And as far as investors, what are, what are we gonna be doing to get these investors ready to make sure they have a chance to, to invest in, to our offering?

Right? So we're working with securitized and we have worked very closely with them to develop. Very streamlined method of investing in this crowd fund, but you do need to be a little bit diligent. We are oversubscribed in our pledge, the waters campaign. So we're really pushing people to get on securitized, complete their KYC and be prepared to invest when we do go live.

Um, because there is a little bit of a backend with investing in anything, but thanks to Securitize, they've really streamlined it. So any, any questions on that, please feel free to reach out to us, social media, head over to our social channels. You can [00:05:00] find out more information there and you can always reach us via DM on, you know, Twitter, Instagram.

Any of that or tips STO market.com. It's still there. We still use that. We still use email . And to add on that, we will have a video that pretty much shows you how this onboard is gonna go. So that way, even if you do have questions, that video will always be accessible to you guys. So that way we, we make this as easy as possible, cuz we know when you're invested into a product, we want to ease as much friction.

We wanna make it pleasurable. We are hospitable people, but, um, finish that up. What you about to say? Well, Can I talk about the party? So what what's going on the board, we are throwing a little party. So, uh, our VIPs, please keep an eye out in your actual mailbox. not the digital one. We are a, you know, a tech company, but we did send out physical invites.

We really appreciate all of the people that have been involved in this process so closely. So, um, our VIPs have invites coming your way for a very special [00:06:00] party. We're throwing here in Miami. and I don't know if you know this, but people of generation don't

know how to use mail. So it was quite a struggling office kind of figuring out how to put those envelopes together, but we made it happen.

Like you said, make sure you check your mail. And, uh, once we get a chance to sort that out, I think we will start opening up tickets to the public. We just wanna make sure our closest, our closest followers have a chance to attend the celebration. And then after that, we wanna make sure everybody has a chance to come.

So that's gonna be cool. Where is this part gonna be it as a matter of fact, Megan, I think that's pretty big, right? Here it's here in Miami at, oh, it has to be at, at a very small venue called lone Depot park home of the Miami Marlins. I, I, we shouldn't give out any more information. It's all coming this week on our social channels.

So watch out there. There's gonna be a DJ two DJs, multiple DJs. Yeah. Baseball beverages. Yeah. What else could you ask for exactly? So, like I said, we're hospitable. We know how to host. We look forward to seeing you guys and, uh, [00:07:00] that's it for me. That's it for me too. Um, yeah. Shout out, Goldman. Shout out.

Security Token Market. Let's do it. Happy tokenizing, happy tokenizing.

6/27/2022 12:09:43


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Disclosures regarding STM Crowdfunding Announcement:
• No money or other consideration is being solicited, and if sent in response, will not be accepted;
• No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the platform of an intermediary (funding portal or broker-dealer); and
• A person's indication of interest includes no obligation or commitment of any kind.
0:28 / 33:51 • Introduction: Is Crypto Regulation Coming?
#SecurityTokens #CryptoRegulation #Tokenization
Is Crypto Regulation Coming? - Security Token Show: Episode 144
154 views • Jun 13, 2022
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[Is Crypto Regulation Coming? - Security Token Show: Episode 144]

And that sponsor this week is in fact, our parent company, the studio behind the security token show that's Security Token Market stm.co. You can get all the latest trading information there, all the latest security token news. It's a one stop shop. And Kyle and I, we have decided that we are going to eat our own dog food, drink our own champagne.

We are gonna tokenize, uh, our own company so that you have a chance to invest in it. We're gonna be doing a live crowd fund. You can check out more on STM right here. We're a Security Token Market, and we're creating the wall street without walls, where anyone anywhere can invest digitally into real estate stocks, art, and more all thanks to the power of security tokens.

You see, it's a blockchain technology that is changing finance. As we know it, it allows anyone to invest digitally, allowing companies to go public sooner and anyone around the world to invest via the. It's not crypto it's [00:01:00] wall street without walls. There are already hundreds of trading tokens worth over a billion dollars and thousands more on the way this is happening now.

And there's no telling how far we can go at Security Token Market. We take great pride in the highest level of integrity of our financial data. As a leading data provider of the

security token industry, we provide unique insights on market trends. New developments and in-depth research just for you.

Security Token Market is the trusted source for data and news. For this new world of digital investing, we track hundreds of tokens trading, worldwide, creating a platform where anyone can learn about these new investment opportunities. We are your one stop shop for all things, security tokens. In fact, our media arm has its industry covered.

From end to end. We have a security token show and our newsletter, which drops every single Monday. We also publish sweetie columns and educational content across every platform. And that's just for now, the power has changed from the few to the many. That's why we're building the cultural epicenter of [00:02:00] security token.

Where you can start investing today. That's why we have a community first approach. So you can find us on discord, LinkedIn, Twitter, and you can also find me in the metaverses together. We are breaking down the walls of wall street, join the token revolution and learn more about our public offering live on secure times, we are securities token market.

Well, that video gets to be fired up every time I see it. And certainly we know that everyone that has pledged over a thousand people have five times oversubscribed our initial goal, and we cannot wait to get this process moving and kick this crowdfund off. But with that, I think it's time to move into the show and kick it off with our top five.

6/27/2022 12:10:07


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Disclosures regarding STM Crowdfunding Announcement:
• No money or other consideration is being solicited, and if sent in response, will not be accepted;
• No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the platform of an intermediary (funding portal or broker-dealer); and
• A person's indication of interest includes no obligation or commitment of any kind.
0:29 / 34:23 • Introduction: How JP Morgan Dominates Tokenization
#SecurityTokens #JPMorgan #Tokenization
How JP Morgan Dominates Tokenization - Security Token Show: Episode 143
188 views • Jun 6, 2022
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[How JP Morgan Dominates Tokenization - Security Token Show: Episode 143]

6/27/2022 12:10:44


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Disclosures regarding STM Crowdfunding Announcement:
• No money or other consideration is being solicited, and if sent in response, will not be accepted;
• No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the platform of an intermediary (funding portal or broker-dealer); and
• A person's indication of interest includes no obligation or commitment of any kind.
0:28 / 31:59 • Introduction: Tokenized Venture Capital Rounds
#SecurityTokens #TokenizedVentureCapitalRounds #VentureCapital
Tokenized Venture Capital Rounds - Security Token Show: Episode 142
80 views • May 31, 2022
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[Tokenized Venture Capital Rounds - Security Token Show: Episode 142]

6/27/2022 12:17:28


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Disclosures regarding STM Crowdfunding Announcement:
• No money or other consideration is being solicited, and if sent in response, will not be accepted;
• No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the platform of an intermediary (funding portal or broker-dealer); and
• A person's indication of interest includes no obligation or commitment of any kind.
0:28 / 33:06 • Introduction: Why Stablecoins Crashed The Crypto Markets
#SecurityTokens #Stablecoins #LUNA
Why Stablecoins Crashed The Crypto Markets - Security Token Show: Episode 140
145 views • Premiered May 16, 2022
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[Why Stablecoins Crashed The Crypto Markets - Security Token Show: Episode 140]

Of course the latest trading activity, an update in the metaverse and today's main topic where Kyle and I break down how stable coins actually can impact the crypto market. So with that, Kyle, I think I wanna get into the show, but we of course have to thank our sponsor, which this week, where is that?

It's actually us. Oh, uh, in fact, it's the company behind the show that we produce here, Security Token Market. If you're not familiar with STM, you can check it out at STM. Dot co that is where you will find all the latest trading information on all the security tokens around the world. Of course, additional news and information, as well as a community to get active around the security token industry.

Now we are announcing for the first time, our official crowdfund launch date, Kyle. July 1st, super exciting July 1st. That is the day you can get in on STM via our very own tokenized crowd fund, which you can check out in the link in bio. And meanwhile, check out this sweet trailer. [00:01:00] We're a Security Token Market, and we're creating the wall street without walls.

We're anyone sell walls where anyone anywhere can invest digitally into real estate stocks, art and more all thanks to the. Of security tokens. You see, it's a blockchain technology that is changing finance. As we know it, it allows anyone to invest digitally, allowing companies to go public sooner and anyone around the world to invest via the web.

It's not crypto it's wall street without walls. There are already hundreds of trading tokens worth over a billion dollars and thousands more on the way this is happening now. And there's no telling how far we can go at the Security Token Market. We take great pride in the highest level of integrity of our financial data.

As a leading data provider of the security token industry, we provide unique insights on market trends, new developments, and in-depth research just for you. Security. Token market is the trusted source for data and news. For this new world of [00:02:00] digital investing, we track hundreds of tokens trading, worldwide, creating a platform where anyone can learn about these new investment opportunities.

We are your one stop shop for all things. In fact, our media arm has its industry covered. From end to end. We have a security token show and a newsletter which drops every single Monday. We also publish weekly columns and educational content across every platform. And that's just for now, the power has changed from the few to the many.

That's why we're building the cultural epicenter of security token. Where you can start investing today. That's why we have a community first approach. So you can find us on discord, LinkedIn, Twitter, and you can also find me in the metaverse together. We are breaking down the walls of wall street, join the token revolution and learn more about our public offering live on Securitize.

We are Security Token Market.[00:03:00]

We're so excited to finally have a public date for the crowdfund launch. So make sure you sign up on securitized because that launch day is gonna be crazy. We have over 6.5 million in pledges so far, so make sure that you sign up, go through all the registration beforehand so that you can be ready to get in on day one.

And with that, let's get into our top five news and kicking off our top five.

6/27/2022 12:19:36


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Disclosures regarding STM Crowdfunding Announcement:
• No money or other consideration is being solicited, and if sent in response, will not be accepted;
• No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the platform of an intermediary (funding portal or broker-dealer); and
• A person's indication of interest includes no obligation or commitment of any kind.
0:29 / 27:51 • Introduction: Exchange Tokens Could Be Stocks
#SecurityTokens #ExchangeTokens #SecurityTokenSummit
Exchange Tokens Could Be Stocks - Security Token Show: Episode 139
80 views • Premiered May 9, 2022
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[Exchange Tokens Could Be Stocks - Security Token Show: Episode 139]

6/27/2022 13:43:25


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Disclosures regarding STM Crowdfunding Announcement:
• No money or other consideration is being solicited, and if sent in response, will not be accepted;
• No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the platform of an intermediary (funding portal or broker-dealer); and
• A person's indication of interest includes no obligation or commitment of any kind.
0:29 / 32:31 • Introduction: Michael Saylor Thinks Ethereum Could Be A Stock
#Ethereum #MichaelSaylor #SecurityToken
Security Token Show: Episode 125 - Michael Saylor Thinks Ethereum Could Be A Stock
3,308 views • Premiered Jan 31, 2022
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[Security Token Show: Episode 125 - Michael Saylor Thinks Ethereum Could Be A Stock]

This is going to be amazing, but before we get into anything. Including our main topic about Michael Saylor, Bitcoin, crypto potentially being securities. We have to talk about the crowdfund. Security Token Market is doing a crowdfund, a security token offering in fact, where you can participate for as low as a hundred dollars into the security token offering, this is gonna be very, very exciting.

And we have some updates, we've nearly approached 6 million in pledges, over 900 investors from 30 plus different countries. So many that we're already losing track and the crowdfund will be opening soon. Right now we're in the testing the waters campaign, which means that we can tell everybody about it. We can shout it from the hilltops, but the fundraising has not actually begun so make sure you sign up because it's going to go pretty fast and you want to make sure you're on the list.

Get your spot in line. This is a global phenomenon. As Kyle pointed out. If you're not familiar with Security Token Market, that's the website where you can get all the latest pricing information and it's the company behind the show you're watching right now. So this is a great opportunity to participate. Check it out in the link in bio.

So let's get right into it.
6/27/2022 18:41:43


Thread
Security Token Market | Crowdfund launches 7/6!
@STOmarket
Crowdfund update from CEO, @KyleSonlin!
We are now approaching 1k pledges and $6M
Time is ticking before we go live, folks!
Pledge now: securitize.io/invest/primary...
302 views
3:19 PM · 1/12/22 · Twitter for iPhone
2 Retweets 8 Likes


Thread
Time is ticking before we go live, folks!
Pledge now: securitize.io/invest/primary...
302 views
3:19 PM · 1/12/22 · Twitter for iPhone
2 Retweets 8 Likes
Security Token Market | Crowdfund launches 7/6! @... · 1/12/22
Replying to @STOmarket
Legal: blog.stomarket.com/official-secur...

https://twitter.com/STOmarket/status/1481360290637824002
https://blog.stomarket.com/official-security-token-market-launches-test-the-waters-campaign-for-sto-crowdfund-518275b7708c

6/27/2022 18:56:12


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The inevitable is now here
Tokenchampions is tokenizing footballers IP & JP Morgan validated us
Jonah Schulman
January 10, 2022
WHAT'S DRIPPIN'
THE INEVITABLE IS NOW HERE.
JAN 10
J.P.Morgan
TOKEN
CHAMPIONS
0:00 / 0:31


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CHAMPIONS
STM
Security
Token
Market
We have a new STO going live very soon on the CryptoSX marketplace!
The company is Dignity Gold and the security token is backed by United States-based gold reserves!
Did I mention the security token is backed by $6B+ in gold reserves?!
Check it out!
Gooood morning, Rainmakers!
As always, I have two captivating topics for you to dive into:
1 Gain exposure to soccer legends IP: Owning IP rights in Lionel Messi or Cristiano Ronaldo before they reached stardom is now possible thanks to a company called Tokenchampions!
2 Institutional adoption is here: JP Morgan has officially validated security tokens... for real!
0:05 / 0:31

newsletter.stomarket.com



Aspen Coin +2.94%

View more live-trading data here.

⚽ Gain exposure to soccer legends IP

What if I told you that you could invest in Lionel Messi or Cristiano Ronaldo's IP before they landed on major soccer clubs' radars.

If you did, you would be worth an absolute fortune!

To put this into perspective, Lionel Messi has raked in over $1B during his 21 years at FC Barcelona, including $875M in salary alone!

On top of that, Messi reportedly has over 136 trademarks, which is the most by any professional footballer.



It was also reported that when Messi left FC Barcelona this past year the clubs' value decreased by ~$150M, due to the value of his brand!

The point I am making is that footballers' IP is an extremely valuable and overlooked asset.

0:11

0:09 / 0:31

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It was also reported that when Messi left FC Barcelona this past year the clubs' value decreased by ~$150M, due to the value of his brand!

The point I am making is that footballers' IP is an extremely valuable and overlooked asset.

Thanks to Tokenchampions, this asset class is being democratized and allowing investors the opportunity to gain exposure to up-and-coming footballers!

How is this happening?

To start, they have Josep Maria Minguella's at the helm, who is one of the most prolific football agents of all time, hand-selecting the players in the portfolio!

His reputation speaks for itself, as Josep was directly involved in signing Maradona, Messi, and many other greats to FC Barcelona.

He even supposedly discovered Cristiano Ronaldo and Kylian Mbappe early on too!

Let's get basic on the Tokenchampions STO:

- **Investment product**: LP interest in an investment fund
- **Jurisdiction**: Europe (Regulated in Luxembourg)
- **Objective**: Democratize access to participation in the football business
  - Goal to manage a portfolio of over 300 players, amassing €1.5B in assets over the next 3 years
- **Token Price**: €2
- **Minimum Investment**: €100

0:14 / 0:31

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- **Secondary Liquidity**: Tokeny Solutions 'T-REX Billboard'

This security token offering is a first of its kind and also comes with the option for investors to sell on the secondary market (rare for private investments).

I was curious how the secondary liquidity would work, so I took a deep-dive!



Essentially, if you invested in Tokenchampion and want to sell, you can create an offer on the 'Billboard' for any qualified investors to view.

If you are a qualified investor who is interested in the offer, you can then connect offline to come to a mutually agreed-upon price.

You would then come back to 'Billboard' on Tokeny's platform, and swap right on the site!

Once the swap occurs, the cap table auto updates, and everyone goes on with their day.

Now, that's what I call instant-settlement & deterministic finality!

0:18

0:18 / 0:31

their day.

Now, that's what I call instant-settlement & deterministic finality!



Normally in private investment deals, the investor has to wait 5-10 years before getting their money back.

Tokenchampions is different.

Investors have the ability to liquidate their investment at any point (assuming there is an available buyer/seller).

📍Institutional adoption is here

JP Morgan Chase, the largest bank in the U.S. and fifth in the world by AUM, just validated security tokens.

No, like for real!



newsletter.stomarket.com

According to their website, there are over 62 million households and 4 million small businesses that utilize JP Morgan.

We all know JPM is a powerhouse, but powerhouses only retain their power when they adapt and pivot. If they were smart, they would go all-in on security tokens to protect their dominant market share.

All we need is one domino to fall and it looks like JP Morgan may be one of the first to go.

The thing is... innovation for security tokens is here... it all comes down to regulatory clarity.

I believe the SEC is going to provide that clarity this year after cracking down on all the illegal crypto projects.

Once the SEC sets a precedent and releases clear guidelines for blockchain-based projects, it will be one of the main catalysts for security tokens to reach the mainstream.

Why?

Anyone who has been hesitant in tokenizing will now have the confidence to move forward without the fear or risk of doing anything illegal.

It's just a matter of time now.


Just a matter of time, I suppose.


newsletter.stomarket.com
Just a matter of time, I suppose.
What else is Drippin'
1. INX Continues Spending Spree with Tokensoft Transfer Agent Acquisition: INX is putting its fundraising dollars to work!
2. ABC Tokens Launches Capital Raise: International investors now have access to U.S. commercial real estate!
3. SEC Chair Has a new Senior Advisor for Crypto: Maybe we will finally get that regulatory clarity we all have been craving!
Content from the team
1. State of Security Tokens 2022 by Peter Gaffney (Full industry deep-dive!)
2. Will 2022 Be A Record Year for tZERO's Trading Token?
3. From Bartender to Blockchain
Thanks for tuning in! Keep an eye out each Monday for the next security token adventure
Join the discussion on Discord!
0:27 / 0:31
Disclosures:

newsletter.stomarket.com
Content from the team
1. State of Security Tokens 2022 by Peter Gaffney (Full industry deep-dive!)
2. Will 2022 Be A Record Year for tZERO's Trading Token?
3. From Bartender to Blockchain
Thanks for tuning in! Keep an eye out each Monday for the next security token adventure
Join the discussion on Discord!
Disclosures:
• No money or other consideration is being solicited, and if sent in response, will not be accepted;
• No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the platform of an intermediary (funding portal or broker-dealer); and
• A person's indication of interest includes no obligation or commitment of any kind
Subscribe to What's Drippin'
Subscribe to laugh, learn, and stay informed on all things security tokens every Monday!
Enter your email
Subscribe
0:29 / 0:31

https://newsletter.stomarket.com/p/inevitable-now

6/27/2022 19:00:03



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📈 Friday Forecast: Crypto is Key to Small Business Growth This Year
STM Giveaway Inside 👀
Jason Barraza
January 14, 2022
WHAT'S DRIPPIN'
FRIDAY FORECAST
JAN 14
CRYPTO IS KEY TO SMALL BUSINESS GROWTH THIS YEAR
0:00 / 0:37



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STM Security Token Market
This week only! We are giving away 3 tickets to the North American Bitcoin Conference this MONDAY in MIAMI! 🌴
How to win?
The first 3 people to refer 5 people using the link below win the ticket!
The value?
$1500-dollar ticket and each ticket grants a 1/4000th chance to go to space via a company like SpaceX! 🚀
Good luck!
Gooood Morning, Rainmakers! ☀️
I hope everyone's had a great week so far. There's A LOT that has happened in the last few weeks but don't you worry, we're here to help cover some of it for ya!
Let's look at this week's forecast 💦
1️⃣ Security Token Advisors Client Spotlight: PRIZM Art Fair showcases physical and digital works through NFTs exploring Black Existentialism 🎨
2️⃣ Security Token Market Top 5: The State of Security Tokens is released, tokenized pension funds, and more 🌴
0:06 / 0:37



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Trivia winner...

Drum roll please! 🥁🥁🥁

Bryan Early (Bearly) from The Shrimp Society won this week!
CONGRATULATIONS 👏

If YOU want a shot at the reigns, make sure to join our Discord and keep up with anything and everything STM!

Token Trivia is hosted on our server every Thursday night at 8pm EST. See you there!

Now let's dive in!

🎨 Security Token Advisors Client Spotlight: PRIZM

0:15 / 0:37



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Token Trivia is hosted on our server every Thursday night at 8pm EST. See you there!

Now let's dive in!

🎨 Security Token Advisors Client Spotlight: PRIZM

PRIZM Art Fair LLC currently hosts and runs an art fair in Miami, as well as a website that allows artists to display and sell their works to buyers from around the world.

Mikhaile Solomon, the founder, director, and curator at PRIZM, said the theme of this year's PRIZM Art Fair is Black Existentialism: interrogating what it means to be Black and African from a global context.

She said the art featured at her recent fair evaluated what it meant to be Black, as it exists without any social pressure from the dominant culture in any country.

Collectors at PRIZM now have the opportunity to purchase digital art via NFTs.

What are NFTs though?

I DON'T KNOW WH THAT IS.

giphy

0:18 / 0:37



These, like crypto, run on the blockchain for transparency and convenience.

So, how do artists and collectors benefit from these? 🤔

Well, by issuing an NFT, the artist will receive a royalty every time the NFT/art gets sold.

This is completely automated thanks to the blockchain!

#FALLONTONIGHT
THANK YOU!

Everyone benefits!

Cool, huh? 😎



🌴 Security Token Market Top 5

Click on the title of any one of these to learn more!

1. The State of Security Tokens 2022 was released this Monday by Head of Research Peter Gaffney! Whether you're new to security tokens or been around the block(chain), there's something in there for you!
2. What's the Metaverse? Great question! Yves explains it for you.
3. Tokenize This features pension funds this week and Peter Gaffney makes the STM Top 5 again!
4. The Block Journal covers the basics of token investing this week. The token advisor himself, John Pittman, covers the top 4 ways to invest in 2022. Check it out!
5. Token Tuesday this week covers INX. STM Analyst Sam Sachs believes they are full steam ahead as far as market dominance!

The State of Security Tokens 2022
STA Security Token Advisors
Peter Gaffney Head of Research

https://newsletter.stomarket.com/p/friday-forecast-crypto-key-small-business-growth-year

6/27/2022 19:01:20


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Uh-oh, Ethereum is a security?!
Ethereum could be a security and Inveniam & Tokeny signed a partnership!
what's drippin'
BY JONAH SCHULMAN
ETHEREUM IS A SECURITY?
tokeny
SOLUTIONS
INVENIAM
AUT VIAM INVENIAM AUT FACIAM
0:02 / 0:28


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DignityGold.
We have a new STO going live very soon on the CryptoSX marketplace!
The company is Dignity Gold and the security token is backed by United States-based gold reserves!
Did I mention the security token is backed by $6B+ in gold reserves?!
Check it out!
Gooood morning, Rainmakers!
Out of respect to Martin Luther King Jr - here is an inspirational quote from him that I respect:
I have a dream that my four little children will one day live in a nation where they will not be judged by the color of their skin, but by the content of their character.
– Martin Luther King
0:04 / 0:28


newsletter.stomarket.com
As always, I have two captivating topics for you to dive into:
1 Ethereum might actually be a security: It is up for debate whether or not Ethereum is a security, but would that decision be more adverse than letting Ethereum do its thing?
2 Another partnership secured, but a legit one: Tokeny Solutions and Inveniam have entered into a strategic partnership to build out the secondary market for private assets!
Without further ado, it's time to…
Get liquid
STM MARKET WATCH
01/09/22 - 01/15/22
TOP GAINERS
TOP LOSERS
Mt Pelerin +69.60%
SPiCE VC +18.71%
tZERO +15%
live-trading data here.
0:10
0:10 / 0:28

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😬 Ethereum might actually be a security

Ethereum, the brainchild of Vitalik Buterin, has been under scrutiny for years now on whether or not it is deemed a security.

Just this last week, SEC Chairman Gary Gensler, during a CNBC interview neither confirmed nor denied that Ethereum is a security, which means there is an absolute chance it could be one.

Interestingly enough, while teaching crypto-related topics in 2018 at MIT, he stated that Ethereum would pass the test for being deemed a security:

"I think Ether, when it was done in 2014, would pass this [Howey] test. When I say 'pass,' it means it's a security..."

This would cause absolute pandemonium throughout the global crypto market.

It might look a little bit like this:


Everybody stay calm!

The reality is we are in unchartered territory and no one seems to know how to keep the ship going.

As a result, Gensler has recently hired a senior advisor for crypto policy, so

0:13 / 0:28

newsletter.stomarket.com


YOU'D NEVER LIE TO ME, RIGHT?
NETFLIX

Thinking back to the ongoing battle between Ripple and the SEC, this is exactly what happened to XRP hodlers.

A few months ago, John Deaton of Deaton Law Firm, who happens to be an XRP holder himself, had filed a motion with the SEC to dismiss this case and deem XRP not a security.

At the time when the SEC announced the allegations against Ripple, Deaton claimed XRP holders had suffered over $15 billion in losses!

The funny thing is…

The definition of a security was established in 1946 and obviously did not take into consideration any digital currencies.

In the year 1946, we were celebrating the end of WWII, and infatuated by Marilyn Monroe 😍



0:16 / 0:28

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respect) to stop monkeying around and actually provide regulatory clarity to enable blockchain-focused industries to move along.

The fact that Canada and other jurisdictions have a live-trading Bitcoin Spot ETF and the U.S. doesn't is absolutely disgusting.

Innovation is leaving the U.S. at a faster rate every day - what are you going to do about it Chairman Gensler?

🤝 Another partnership secured, but a legit one

Is it just me or am I constantly scrolling through my newsfeed to see partnerships left and right, with most of them being an irrelevant 'announcement'?

That's usually the case for companies whenever they don't have anything productive going on.

Well, fortunately for us, I came across a very impressive strategic partnership this past week!


tokeny | ANNOUNCEMENTS
Tokeny Solutions Partners
With Inveniam to Deliver Data
Integrity and Price Discovery
for Private Securities

0:18 / 0:28

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for Private Securities

Via this partnership, Tokeny Solutions raised €5M from Inveniam, Apex, and K20!

It appears that it was a strategic investment via Inveniam, as they aim to develop a more efficient secondary market for private assets!

For those of you who don't know, Inveniam is essentially a price oracle for private assets that acts as a third party to ensure accurate valuations for issuers to raise capital, as well as many other use cases.

> Inveniam's core business delivers trusted valuation and pricing data to our clients using AI and blockchain technology. This data underpins private market digital assets and gives these assets integrity upon which market participants can establish price discovery. Our platform enables asset owners and managers to benefit from a more liquid asset, whose value is easier to unlock.
>
> Michael Nadeau

On the other side of the partnership, we have Tokeny Solutions!

Tokeny is one of the premier issuance platforms that handles issuance, investor management, secondary liquidity, and much much more.

In fact, Tokeny Solutions was selected as the exclusive issuance platform by the Principality of Monaco! 🇲🇨

Now, that seems like a sweet gig to me 😎

0:20 / 0:28

newsletter.stomarket.com

Michael Nadeau

On the other side of the partnership, we have Tokeny Solutions!

Tokeny is one of the premier issuance platforms that handles issuance, investor management, secondary liquidity, and much much more.

In fact, Tokeny Solutions was selected as the exclusive issuance platform by the Principality of Monaco! 🇲🇨

Now, that seems like a sweet gig to me 😎



This partnership will bring together data integrity for the security token ecosystem, as well as a clear path to secondary liquidity for private assets.

In short, per Michael Nadeau again:

> Tokeny provides the tokenization and fund administration - from Token to Investor.
>
> Inveniam provides the trusted data for our clients - from Asset to Token.
>
> Michael Nadeau

It's always great to see capital injected into the ecosystem.

I am super excited to witness the development of these key ecosystem players!

0:22 / 0:28

newsletter.stomarket.com

regulatory rulebook as early as February!

2. INX Announces Completion of Reverse Takeover: The INX equity will now be trading on NEO Exchange; whereas, the profit-sharing token will still trade on INX Securities.
3. Prometheum Details Approved Digital Asset Securities Resource: The Prometheum ATS has received regulatory approval!

✍️ 📹 Content from the team

1. State of Security Tokens 2022 by Peter Gaffney (Full industry deep-dive!)
2. Keep an eye out for '**Spilling the NFTea**', featuring Jessica Burns and Megan Nyvold! Every other week, they will be talking crypto, NFTs, and how women can get into tech!

Follow them on Instagram 📸

Here's a teaser! ⬇️



Spilling the NFTea Trailer
Share
WELCOME TO
THE NFTEA
Watch on YouTube

0:23 / 0:28

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Thanks for tuning in! Keep an eye out each Monday for the next security token adventure 🎢

Join the discussion on Discord!

Disclosures:

• No money or other consideration is being solicited, and if sent in response, will not be accepted;

• No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the platform of an intermediary (funding portal or broker-dealer); and

• A person's indication of interest includes no obligation or commitment of any kind

Subscribe to What's Drippin'

Subscribe to laugh, learn, and stay informed on all things security tokens every Monday!

Enter your email | Subscribe

0:27 / 0:28

https://newsletter.stomarket.com/p/uhoh-ethereum-security

6/27/2022 19:01:50


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Friday Forecast: Meta just got beta
New show coming Monday and Meta is getting in on NFTs!
Jason Barraza
January 21, 2022
WHAT'S DRIPPIN'
FRIDAY FORECAST
JAN 21
NFT
META JUST
GOT BETA
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Trucpal
Trucpal is an underlying platform that introduces security-based tokens into the platform economy to serve the Chinese freight industry.
The Trucpal Token is based on real freight transactions, backed by a Chinese operating company, and issued in compliance with US securities laws.
Check out their Twitter here and Telegram here!
Gooood Morning, Rainmakers!
I hope everyone's had a great week so far. There's A LOT that has happened in the last few weeks but don't you worry, we're here to help cover some of it for ya!
Let's look at this week's forecast
1 Security Token Advisors (STA) Client Spotlight: Curzio Research is an independent financial newsletter publisher dedicated to providing deep-dive market analyses
2 Security Token Market (STM) Top 5: Spilling the NFTea (our newest media property), real estate tokenization, and more
3 Leak of the Week: Meta is getting in on the NFT train!
0:05
0:05 / 0:59

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Kyle Sonlin (CEO at STM) won this week!

CONGRATULATIONS 👏

If YOU want a shot at the reigns, make sure to join our Discord and keep up with anything and everything STM!

Token Trivia is hosted on our server every Thursday at 5pm EST (no longer 8pm). See you there!

Now let's dive in!

📈 STA Client Spotlight: Curzio Research

Curzio Research is an independent financial newsletter publisher dedicated to providing deep-dive market analyses and unique stock ideas to its readers!

Frank Curzio, the CEO & Founder, comes from an extensive financial background on a mission to bring Wall Street back to Main Street... I like that!



0:14 / 0:59

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Great question!

In short, STA generated a path to liquidity for the Curzio Equity Owners (CEO) Token, becoming **one of the first successful STOs** in current history, building a brand, an audience, and demand for the token!

This shows the power of community, as the company raised most of the offering from its own client base!

Let's get basic on the security token offering 👇

$CEO Token Offering Summary:

- Total Raise: $4M USD
- Issuance Platform: Securitize
- Exemptions Used: Regulation D and Regulation S
- Lock Up Period: 12 Months for Reg D and up to 6 months for Reg S

"You may be asking yourself, what do these exemptions mean?"

I'll explain 👇

Let's get basic on regulation exemptions:

Regulation D is an SEC rule that says that an issuer doesn't have to register with the SEC, but they can only raise from accredited investors,* with no fundraising cap.

Reg D has a lock-up period of 12 months, meaning these shares cannot be sold in that time frame.

So, what's next? 🤔

In 2020 Frank Curzio chose to list $CEO on MERJ Exchange for secondary trading, making it the FIRST United States-based private company to list its equity on a foreign public exchange that U.S. retail investors could invest in!

MERJ Exchange is Seychelles-based and open to US citizens and investors from any other recognized jurisdiction in the world.

Because it's now trading on the secondary market, you no longer have to be an accredited investor!


BUT WAIT,
OXI CLEAN

Fast forward to 2021: Curzio Research announced that tZERO will be the new home for the $CEO token, delisting from MERJ!

Want to know more about that?

Check out **Sam Sachs**' Token Tuesday article covering the change by clicking on the image below.


tZERO

newsletter.stomarket.com


SPILLING THE
NFTEA
JESS & MEGAN

🦍 Leak of the Week: Meta just got beta

Imagine being able to feature your Bored Ape or your favorite NFT in your profile picture on Instagram...



Well, Meta (previously Facebook) might let you do just that!

Instagram is dabbling in the NFT space, potentially allowing users to create, show off, and sell NFTs.

During an AMA, Instagram CEO said,

> We are definitely actively exploring NFTs and how we can make them more accessible to a wider audience...I think it's an interesting place where we can play, and also a way to hopefully help creators
>
> Adam Mosseri, CEO at Instagram

So, what does this mean?

newsletter.stomarket.com

Stay tuned for future updates on this. I know I will!

[Follow me on Twitter]() for updates throughout the week and maybe even some this weekend 😉

Everything in this report is for informational and entertainment purposes only. Nothing in this report should be taken as financial advice or as an inducement to purchase or sell any security. Nothing in this market report should be used as legal advice. Always do your own research before making any decisions regarding financial transactions of securities.

Disclosures:

• No money or other consideration is being solicited, and if sent in response, will not be accepted;

• No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the platform of an intermediary (funding portal or broker-dealer); and

• A person's indication of interest includes no obligation or commitment of any kind

Subscribe to What's Drippin'

Subscribe to laugh, learn, and stay informed on all things security tokens every Monday!

Enter your email | Subscribe

https://newsletter.stomarket.com/p/friday-forecast-meta-just-got-beta

6/27/2022 19:02:26


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📞 Call tZERO for 24/7 CASH NOW!
tZERO is one-step closer to instant settlement and the sentiment for security tokens is strong!
what's drippin'
BY JONAH SCHULMAN
CALL TZERO FOR 24/7 CASH NOW!
tZERO
arca
0:01 / 0:27


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DignityGold.
We have a new STO live-trading on CryptoSX and trackable on STOmarket.com!
The company is **Dignity Gold** and the security token is backed by United States-based gold reserves!
Did I mention the security token is backed by $6B+ in gold reserves?!
Check it out!
Gooood morning, ***Rainmakers***!
As always, I have two captivating topics for you to dive into:
1 **tZERO is one-step closer to instant settlement:** They have terminated their relationship with Apex Pro!
2 **Arca conducts a study with TradFi on the future of finance:** Arca found that 77% of the people who participated in the study believe tokenization will go mainstream in 5-10 years!
Without further ado, it's time to…
Get liquid
STM MARKET WATCH
0:06 / 0:27

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📞 JG Wentworth is out and tZERO is in

Back in my day 😉, when we needed cash we could rely on JG Wentworth.

All we had to do was dial 877-CASH-NOW!


It's my money and I need it NOW!

All jokes aside, there's something very important in this commercial that was voiced to millions of people around the world:

"It's my money and I need it now!"

Unfortunately, in today's capital markets this just isn't a reality... yet!

When you sell any U.S. publicly traded stock via your brokerage account like Robinhood or TD Ameritrade - you have to wait at least 2 business days to regain control of the proceeds.

Even worse, when there is a holiday or weekend you can wait up to 4 days!

The reason you sold your stock in the first place could be a myriad of reasons. Whether it was to reallocate your portfolio or to use **YOUR** money on whatever you wanted; the point is it's your money and you should have access to it at all times.



0:11 / 0:27

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THIS IS ALL MINE! IT'S ALL ME!

In a world of instant gratification with applications like Uber, Amazon, Netflix, etc - everything is available to us at the touch of a button.

Soon, the global capital markets will satisfy our instant gratification needs, but until then we need to be patient.

Luckily for us, tZERO has been working tirelessly for years to enable instant settlement on its platform!

Last week, they announced they would be moving on from Apex Pro for securities storage to using their own platform for storage instead.

For those of you who don't know, tZERO chose its name because they envision securities settlement to be T+0 (which means the trade is settled the same day it's executed).

Raise your hand if you were today's years old when you realized that tZERO = T+0! ✋



Now that the securities are going to be held by tZERO instead of by a 3rd party - instant settlement and 24/7 trading look to be on the horizon!

Stay tuned - and make an account o[illegible] to learn about the leading security token secondary trading platform!

0:13

0:13 / 0:27

newsletter.stomarket.com

💪 77% of TradFi employees believe tokenization is the future

Arca Labs, the innovation division of digital asset management firm Arca, in partnership with Coalition Greenwich, a leading global provider of data, conducted a study with financial incumbents about the future of finance.

The results of the study showed that the vast majority of people believe tokenization of the capital markets will happen within the next decade.


THAT'S WHAT I'M
TALKING ABOUT

Interestingly enough, the vast majority said that real-time settlement was one of the most promising attributes that blockchain brings to the table.

As I just mentioned above, we are living in the era of instant gratification and TradFi is shouting from the rooftops for it!

Key findings of the survey:

0:15 / 0:27

newsletter.stomarket.com

Interestingly enough, the vast majority said that real-time settlement was one of the most promising attributes that blockchain brings to the table.

As I just mentioned above, we are living in the era of instant gratification and TradFi is shouting from the rooftops for it!

Key findings of the survey:

- Participants: International market participants in financial services representing front office, technology, risk, operations, strategy, and management roles
- 70% of respondents are at least somewhat focused on implementing blockchain for capital markets, with 45% citing they are very/extremely focused
- 76% are very familiar or somewhat familiar with digital asset securities, most notably in North America and those working in technology companies
- 77% agree that most securities will be digitized and settled on a blockchain in the next 5-10 years
- Top Most Useful Asset Classes: Real Estate and Equities

The numbers don't lie!

It looks to me like the financial industry is not only primed for a major facelift, but they are already aware of the benefits of tokenized securities.

Jerald David, President at Arca Labs had this to say:

> "We're pleased to see this broad and growing interest in digital asset securities reaffirming our belief that this industry is maturing and there is more understanding on the potential benefits of these investment products."
>
> Arca Labs President Jerald David

0:18 / 0:27



newsletter.stomarket.com

💦 What else is Drippin'

1. Facebook's parent company Meta is looking to launch NFT marketplace: NFT verification is coming to Instagram and Meta!
2. FTX Launches FTX Visa Cards: Users will be able to spend their crypto balances at merchants worldwide!
3. Fusang to launch IPO: They will be offering equity in their exchange and plan to commence trading soon after!

✍️ 📹 Content from the team

1. Tokenize This: Week 47 – Tokenized Mortgage-Backed Securities
2. Real Estate Tokenization Is Going to Prosper In 2022
3. Investing Like a Shark

Thanks for tuning in! Keep an eye out each Monday for the next security token adventure

Join the discussion on Discord!

0:21 / 0:27



newsletter.stomarket.com

commence trading soon after!

✍️ 📹 Content from the team

1. Tokenize This: Week 47 – Tokenized Mortgage-Backed Securities
2. Real Estate Tokenization Is Going to Prosper In 2022
3. Investing Like a Shark

Thanks for tuning in! Keep an eye out each Monday for the next security token adventure

Join the discussion on Discord!

Disclosures:

• No money or other consideration is being solicited, and if sent in response, will not be accepted;

• No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the platform of an intermediary (funding portal or broker-dealer); and

• A person's indication of interest includes no obligation or commitment of any kind

Subscribe to What's Drippin'

Subscribe to laugh, learn, and stay informed on all things security tokens every

0:23 / 0:27

https://newsletter.stomarket.com/p/call-tzero-247-cash-now

6/27/2022 19:03:29



newsletter.stomarket.com

What's Drippin'

Subscribe Sign in

🤯 You won't believe what the SEC just did

Gemini will trade security tokens and a blockchain exchange has emerged!

what's
drippin
BY JONAH SCHULMAN
YOU WON'T BELIEVE WHAT THE SEC JUST DID
BSTX
GEMINI

0:00 / 0:18



newsletter.stomarket.com

We have a new STO live-trading on CryptoSX and trackable on STOmarket.com!

The company is **Dignity Gold** and the security token is backed by United States-based gold reserves!

Check it out!

Gooood morning, ***Rainmakers***! 🌞

As always, I have two captivating topics for you to dive into:

1️⃣ **You won't believe what the SEC just did:** The SEC just approved a national exchange that is fully-blockchain integrated! Will security tokens be trading on the public stage?

2️⃣ **The Winklevii are from a galaxy far far away:** Gemini gets approval to trade security tokens. A user base of 13.6M is about to get educated on security tokens!

Without further ado, it's time to…

Get liquid 💧

STM MARKET WATCH
01/23/22 - 01/29/22
TOP GAINERS

0:04 / 0:18

newsletter.stomarket.com

🤓 You won't believe what the SEC just did

Just when we thought the week couldn't get better after the Gemini and Symbridge approvals to trade security tokens, the SEC just one-upped it.

You may have heard of NASDAQ and the NYSE as the top two exchanges here in the US, but have you heard of BSTX?

Oh, you haven't?

Allow me to introduce you to BSTX:


Allow Me To Introduce Myself

> "My name is Boston Security Token Exchange (BSTX). That's B-S to the T-X LLC."
>
> Jay-Z 'Public Service Announcement' Inspiration

BSTX is a joint venture between tZERO group and BOX Digital Markets - tZERO will be providing the technological infrastructure; whereas, BOX will be providing the exchange license.

From what I have gathered via the official SEC filing and the press release, it appears that trading on the exchange is unfortunately not yet approved.

0:09 / 0:18

newsletter.stomarket.com

From what I have gathered via the official SEC filing and the press release, it appears that trading on the exchange is unfortunately not yet approved.

However, there are still two key aspects that the SEC has authorized:

1. ***Shorter Settlements:*** *This means BSTX can enable T+0 or T+1 settlement for transactions on the exchange.*
2. ***Proprietary Blockchain Data Feed:*** *BSTX will use a secure, private-permissioned blockchain that it controls to make participant market data available to relevant parties.*

In regard to the settlement, it's important to note that participants are able to **choose** a faster settlement time of T+0 and T+1!

In short, this means that the same day you make a trade is the same day your trade settles - returning your funds to you!



Those of you who have been riding with me since day 1 know that this could singlehandedly be the catalyst, the turning point, the inflection point (whatever you want to call it) that catapults security tokens to the mainstream on an institutional level

0:10 / 0:18

newsletter.stomarket.com



Those of you who have been riding with me since day 1 know that this could singlehandedly be the catalyst, the turning point, the inflection point (whatever you want to call it) that catapults security tokens to the mainstream on an institutional level.

Even though security tokens don't seem to have the authorization to trade just yet, this is a massive step forward!

Market participants and regulators will begin to understand the power of blockchain as they experience BSTX - once they see the T+0 settlement in action, there's no turning back.

Maybe all these years of talking about security tokens weren't for nothing after all!


I feel validated

The Winklevii are from a galaxy far far away

Gemini, one of the most prominent cryptocurrency exchanges, announced they

0:12

0:12 / 0:18

newsletter.stomarket.com

The Winklevii are from a galaxy far far away

Gemini, one of the most prominent cryptocurrency exchanges, announced they were approved by FINRA for their BD/ATS 'Gemini Galactic Markets!'

In layman's terms, this means, Gemini is now fully equipped to TRADE SECURITY TOKENS!



Yeah, you read that right!

To help you understand, Gemini Galactic Markets will have the same regulatory clearance as tZERO and INX, but with a much stronger brand and treasury supporting them.

Even though tZERO and INX both have had a first-mover advantage, it's going to be tough to compete with Gemini.

Gemini has reported having over 13.6 million users, which fun fact, is actually more than Coinbase!

On top of that, according to CoinMarketCap.com, in the last 24 hours, there has been over $89M in traded volume on their exchange.

To put that into perspective, the security token aggregate traded volume in the entire year of 2021 was $92M!

0:13 / 0:18



Check out their official announcement:

Gemini
@Gemini · Follow

1/7 We're thrilled to announce that Gemini Galactic Markets has received approval from @FINRA to operate a broker-dealer registered with the SEC and is officially a FINRA member (finra.org)

gemini.com
Gemini Galactic Markets Approved for FINRA Membership and Broker-Dealer Operation | Gemini
As a result of this approval, Gemini Galactic is able to ope...

9:46 AM · Jan 26, 2022

Read the full conversation on Twitter

329 Reply Share

Read 61 replies

newsletter.stomarket.com
0:15 / 0:18



What else is Drippin'

1. Symbridge Granted Broker-dealer and ATS Membership: Another BD/ATS on the block with approval to trade security tokens!
2. Fireblocks Raises $550M in Series E funding: Fireblocks is now the highest valued digital asset infrastructure provider.
3. Bitcoin is Digital Property, Ethereum is Digital Security - Argues Michael Saylor: The debate of Etheruem being a security grows stronger and stronger by the day!

Thanks for tuning in! Keep an eye out each Monday for the next security token adventure

Join the discussion on Discord!

Disclosures:

• No money or other consideration is being solicited, and if sent in response, will not be accepted;

• No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the platform of an intermediary (funding portal or broker-dealer); and

• A person's indication of interest includes no obligation or commitment of any kind

newsletter.stomarket.com
0:16 / 0:18

https://newsletter.stomarket.com/p/wont-believe-sec-just

Before anything else, let's take a moment to congratulate this week's Token Trivia winner...

Drum roll please...🥁 🥁 🥁



Kyle Sonlin (CEO at STM) won this week!

CONGRATULATIONS 👏

If YOU want a shot at the reigns, make sure to join our Discord and keep up with anything and everything STM!

Token Trivia is hosted on our server every Thursday night at 5 pm EST.

Now, let's dive in!

🌴 Security Token Market Top 5

1. Women Building the Blockchain: Dr. Hannah Forbes of Zest is live! Megan Nyvold launches a new series with Dr. Forbes who holds a PhD in crowdfunding.
2. Token Tuesday by Sam Sachs covers Gemini's entrance into the ATS space, watch out INX and tZERO!
3. The State of Security Tokens 2022 - Private Market Upgrades and Value Adds by Peter Gaffney breaks down fractional ownership, liquidity & transferability, and employee access.
4. The Block Journal by John Pittman talks about changing the meaning of chain restaurants! Loyalty programs, company-issued crypto, and NFT implementation. Have a favorite restaurant? Send it their way!
5. Security Token Market Team Interviews: Yves Vancol is out! Say hello to our Head of Sales... or as he likes to say, "wakey wakey"!


TEAM INTERVIEWS:

🌲 Security Token Advisors Client Spotlight: One Amazon Update/Retraction

6/27/2022 19:03:55

In last week's edition of What's Drippin' Friday Forecast, I talked about One

🎵 Coachella to The Moon!

🤩 NFT collection to grant lifetime passes and the ultimate festival experience

Jason Barraza
February 04, 2022


what's
drippin'
FRIDAY FORECAST
COACHELLA TO THE MOON!

STM Security Token Market

Security Token Market is tokenizing! After this week of the Test The Waters campaign, we have received ***$6M+*** in pledges from ***971*** investors from **20+** countries and **6** continents!

Check it out!

Gooood Morning, ***Rainmakers!*** ☀️

As always, I have three captivating topics for us to dive into:

1️⃣ **Security Token Market** Top 5: Women Building the Blockchain, a new entrant to the ATS space, team interviews, and more 🌴

2️⃣ **Security Token Advisors** Client Spotlight: One Amazon update/retraction 🌲

3️⃣ **Leak of the Week:** Coachella NFT collection to grant lifetime passes and

🌲 **Security Token Advisors Client Spotlight:** One Amazon Update/Retraction

In last week's edition of What's Drippin' Friday Forecast, I talked about One Amazon.

However, some of the details shared were not supposed to be released and I ask that you please keep all information about One Amazon to yourselves.

Editor's Note: Some information was also inaccurate. Token holders will never be owners of the Amazon rainforest.

🤩 **Leak of the Week:** Coachella to The Moon

Is Coachella launching a rocket into space? 🚀

No... even better!

They're dropping their own NFT collection with FTX.US TODAY at 10 am PST/1pm EST!

If you didn't already know about it...


YOU'RE WELCOME

Now they aren't just JPEGs, so let's dive into it 👇

> Coachella Collectible NFTs represent access to real-world and lifetime experiences, physical items, digital art, virtual adventures and more
>
> nft.coachella.com

They have three collections:

Sights and Sounds

- Buy Now Price: $60 each
- Supply: 10,000
- What you get:
  - 1 of 10 combinations consisting of a digital collectible festival photo and a never-before-heard soundscape from Polo Fields. Each NFT is redeemable for a physical version of the festival photo
  - Access to private community channels in their **Discord**

Desert Reflections

- Buy Now Price: $180 each
- Supply: 1,000
- What you get:
  - 1 of 10 renditions of a Coachella digital poster from Emek Studios.

Desert Reflections

- Buy Now Price: $180 each
- Supply: 1,000
- What you get:
  - 1 of 10 renditions of a Coachella digital poster from Emek Studios. Each NFT is redeemable for an over 400-page physical photo book of festivals from 1999-2019... 20 years of history in one book!
  - Access to private community channels in their Discord

And now my favorite collection...

Coachella Keys

There are only 10 keys in this NFT collection, each of which represents lifetime access to Coachella and different perks based on the key, both virtual and in real life (IRL)!

Some notable ones 👇


#05

#05: Key to the Secret Party

- Highest Bid (as of writing): $910
- What you get:
  - 2 lifetime passes, 1 weekend per year
  - Dedicated viewing areas
  - Background compound access
  - Invite 50 guests to private 2-hour party during 2022 festival with surprise host and open bar
  - Coachella-produced future virtual experiences


#10

#10: Key to the VIP Compound

- Highest Bid (as of writing): $950
- What you get:
  - 2 lifetime passes, 1 weekend per year
  - Trailer in VIP compound during weekend 2 for 10 people (fully stocked)
  - 8 additional guest festival passes for weekend 2 of 2022
  - Coachella-produced future virtual experiences



#10: Key to the VIP Compound

- Highest Bid (as of writing): $950
- What you get:
  - 2 lifetime passes, 1 weekend per year
  - Trailer in VIP compound during weekend 2 for 10 people (fully stocked)
  - 8 additional guest festival passes for weekend 2 of 2022
  - Coachella-produced future virtual experiences


#01

#01: Infinity Key

- Highest Bid (as of writing): $2,000
- What you get:
  - 2 lifetime passes, 1 weekend per year
  - Lifetime Front of House views of one act for two at Coachella Stage
  - Lifetime private transportation service for up to 4 people
  - Lifetime Meal in the Rose Garden made by professional chef for 2 people
  - and more!

Please verify terms and do your own research (DYOR) on any NFTs you wish to buy or bid on before you do so! All bullet points above are for informational purposes only.

If you do want to participate, I highly suggest checking it out ASAP and creating your FTX.US account in advance. Follow Coachella and FTX's instructions.

Coachella Collectable NFTs

As always, remember to follow us on **Twitter**, **Instagram**, **LinkedIn**, and now even **TikTok**!

Follow me on Twitter for updates throughout the week and maybe even some this weekend 😉

Everything in this report is for informational and entertainment purposes only. Nothing in this report should be taken as financial advice or as an inducement to purchase or sell any security. Nothing in this market report should be used as legal advice. Always do your own research before making any decisions regarding financial transactions of securities.

Coachella Collectable NFTs

As always, remember to follow us on Twitter, Instagram, LinkedIn, and now even TikTok!

Follow me on Twitter for updates throughout the week and maybe even some this weekend 😉

Everything in this report is for informational and entertainment purposes only. Nothing in this report should be taken as financial advice or as an inducement to purchase or sell any security. Nothing in this market report should be used as legal advice. Always do your own research before making any decisions regarding financial transactions of securities.

Disclosures:

• No money or other consideration is being solicited, and if sent in response, will not be accepted;

• No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the platform of an intermediary (funding portal or broker-dealer); and

• A person's indication of interest includes no obligation or commitment of any kind

https://newsletter.stomarket.com/p/coachella-moon

6/27/2022 19:04:43

What's Drippin'

🏠 NFT your home! 🏡

Luxembourg stock exchange has recognized security tokens!


what's
drippin
BY JONAH SCHULMAN
TRADFI HAS A SOL, AFTER ALL
PROPY
LUXEMBOURG
STOCK EXCHANGE

I have some major drip for all of my ***Rainmakers*** who read this newsletter!

I may or may not be releasing an NFT for VIP members, so make sure you start referring people!

Stickers, coffee mugs, and more are all available right now ⬇️

Gooood morning, ***Rainmakers***! ☀️

As always, I have two captivating topics for you to dive into:

1️⃣ 🏠 NFT your house 🏡: You can sell your house via an NFT!

2️⃣ 😇 TradFi has a SOL, after all: The Luxembourg stock exchange is now tracking the Societe Generale issued bonds!

Without further ado, it's time to…

Get liquid 💧


STM MARKET WATCH

What's Drippin'


STM MARKET WATCH
01/30/22 - 02/5/22
TOP GAINERS
Realio Network
+62.89%
tZERO
+38.89%
Mt Pelerin
+14.39%
TOP LOSERS
5942 Audubon Rd
-6.25%
Tinaga Island Resort
-4.17%
19218 Houghton St
-4.09%

Track them here!

🏠 NFT your home 🏡

On the other side of the 'blockchain' we are seeing innovation with NFTs and security tokens.

You may have noticed many issuers are either naive or full-on breaking securities laws through the fractionalization of NFTs.

After all, NFTs are 'Non-fungible tokens,' which means there can't be more than one of them, but there are still creative ways to monetize.

Not too long ago, Tech Crunch Founder, Michael Arrington, NFT'd his home for 36 ETH!


I'M SORRY COME AGAIN

In order to make this happen, Arrington worked with a company called Propy - a fintech platform disrupting the real estate industry.

They created an LLC for his Kyiv, Ukraine-based apartment and had to sign proprietary-developed legal papers for NFTs to transfer ownership to all future buyers.

Arrington and Propy paved the way for the future, as they now have a fully-operational NFT platform for real estate.



The second rendition of NFTs for real estate is happening this week in Tampa Bay, Florida!


Single Family

Essentially, an LLC that owns 100% of this home is being auctioned off. Whoever wins the auction will own the LLC, which owns the home.

Per the offering site, this is what we know:

- It's a Florida-based investment property
- You will own a U.S. based entity that owns the property
- The NFT = ownership rights and it will be stored in your crypto wallet
- The sale will happen via blockchain auction, and the starting price is $650K.
- It is NOT FRACTIONAL ownership

Learn more here!

This is yet another innovative use case for blockchain technology and real-world assets!

If you are interested in bidding, **it starts at $650K and they accept crypto!**

Stay tuned for updates!

😇 The Luxembourg Stock Exchange has a SOL

I know it seems as though people who work in traditional finance seem to lack a soul, but I'm here to tell you that's not true anymore.



The national exchange of Luxembourg (LuxSE) recently made headlines as having one big security token soul... or should I say SOL 😉

They became the first nationally recognized exchange to host security token data via their Securities Official List (SOL).

The SOL is essentially a database for registered securities that are governed by the LuxSE.

The national exchange of Luxembourg (LuxSE) recently made headlines as having one big security token soul... or should I say SOL 😉

They became the first nationally recognized exchange to host security token data via their Securities Official List (SOL).

The SOL is essentially a database for registered securities that are governed by the LuxSE.

Although the trading of these security tokens is not permitted yet, it is a monumental moment in our industry that a national exchange is displaying price and asset visibility right on their site!


Please take your seats this is an important event.

"So, what security tokens are tracked?"

A couple of years ago, one of the largest banks in the world, Societe Generale, **issued two bonds on the Ethereum blockchain and one on the Tezos blockchain.**

They weren't sold to anyone outside the firm but were more used as an experiment to see if future blockchain issuances are a viable solution.

Let's get basic on these bonds:

- **Bond #1: SGI Index Linked**
  - Underlying asset: SGI Index Linked
  - Issued blockchain: **Tezos**
  - Moody's rating: Aaa/AAA
  - Amount issued: €5M
  - Maturity: 04/23/2025
- **Bond #2: Societe Generale SFH**
  - Underlying asset: Undisclosed
  - Issued blockchain: **Ethereum**
  - Moody's rating: Aaa/AAA
  - Amount issued: €40M
  - Maturity: 05/14/2026
- **Bond #3: Societe Generale SFH**
  - Underlying asset: Undisclosed
  - Issued blockchain: **Ethereum**
  - Moody's rating: Aaa/AAA
  - Amount issued: €100M
  - Maturity: 04/18/2025

As of now, the LuxSE SOL will only be tracking debt-based securities.

As of now, the LuxSE SOL will only be tracking debt-based securities.

LuxSE has taken a massive step forward for adoption and we thank them for it.

Hopefully, soon we will see more security tokens added to the SOL and traded as well!

💦 What else is Drippin'

1. **SEC's Peirce says agency guidance on nonfungible tokens needed:** We need regulatory clarity before things get out of hand!
2. **Draper Goren Holm to Host 4th Annual Security Token Summit in New York City this May:** Another great conference to look forward to!
3. **Ripple's Legal Brawl With SEC Could Help Settle When Cryptocurrencies Are Securities**: If the SEC won, it would send shockwaves throughout the industry!

Thanks for tuning in! Keep an eye out each Monday for the next security token adventure 🎢

Join the discussion on Discord!

Disclosures:

• No money or other consideration is being solicited, and if sent in response, will not be accepted;

• No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the platform of an intermediary (funding portal or broker-dealer); and

• A person's indication of interest includes no obligation or commitment of any kind

https://newsletter.stomarket.com/p/nft-home

6/27/2022 19:05:18

🚄 Don't sleep on Africa

$90B fundraise and the Bitcoin Bond has a date!


what's
drippin
BY JONAH SCHULMAN
DON'T SLEEP ON AFRICA


Trucpal
INVESTING IN THE CHINESE
FUTURE DIGITAL FREIGHT
MARKET

Gooood morning and a Happy Valentine's Day, ***Rainmakers***! ☀️

As always, I have two captivating topics for you to dive into:

1️⃣ **El Salvador's Bitcoin Bond has a date:** The $1B Bitcoin Bond will be going live soon - the first of its kind.

2️⃣ **Don't sleep on Africa:** An ambitious plan to connect the entire continent of Africa via train is being put in motion via a $90B STO!

Without further ado, it's time to…

Get liquid 💧


STM MARKET WATCH
02/6/22 - 02/12/22
TOP GAINERS
Realio Network +50.01%
Mt Pelerin +14.81%
TOP LOSERS
tZERO -15.00%
INX Limited -9.44%

Track them here!

₿ The Bitcoin Bond has an issue date!

The most peculiar nation of all, El Salvador, drew headlines across the globe last year when they deemed Bitcoin as official legal tender.

A couple of months after that they doubled down on Bitcoin by announcing a tokenized bond backed by you guessed it... Bitcoin!

I am elated to say that the issuance date of the Bitcoin Bond has been announced and they anticipate it to be ready by **mid-March!**



According to Forbes, just one month after the announcement, there were already more Salvadorans who were using Bitcoin wallets over traditional bank accounts.

The banking of the unbanked is here at last.

But, as I mentioned in my newsletter a few months ago, this was just the tip of the iceberg.



In fact, being a developing nation actually hosts a lot of advantages when it comes to innovation and advancement.

Smaller and less fortunate nations like El Salvador have an unprecedented opportunity to take advantage of the blockchain world, by implementing legislation years before any developed nations can.

That's exactly what's happening.

Samson Mow and the Blockstream team have been absolutely integral in not only the adoption of Bitcoin but in the full development of their blockchain infrastructure.

> According to the official press release, they want to go all-in on security token-regulated exchanges:
>
> "El Salvador also aims to create a government securities law and grant a license to Bitfinex Securities to process the bond issuance. This could pave the way for other Liquid security tokens like the Blockstream Mining Note (BMN) or Exordium (EXO) token to be listed on a regulated El Salvadorian securities exchange."
>
> **Official Press Release from Blockstream**

El Salvador has the first-mover advantage here and looks to be supported by the Bitcoin community.

Here's a refresher on the issuance details of the Bitcoin Bond:

- ***Issued protocol:*** *Liquid Network*
- ***Hard cap****: $1B*
- ***Investor rights****: 6.50% coupon and dividends in the form of Bitcoin after 5-year lock-up*
- ***Other:*** *$500M will be to purchasing bitcoin and the other half will be building out Bitcoin City*

I hope this security token bond is a success, as it will set a precedent for other developing nations to follow.

Keep an eye out in mid-March to see how this unprecedented issuance unfolds!

🚄 Don't sleep on Africa

A continent containing over 1.2 billion people and 54 sovereign nations, but with limited options to connect with one another.

A continent where crime, war, and poverty runs rampant - they are in desperate need of a train that can connect them all.

Insert Afrail Express High-Speed Rail Network!

They ambitiously plan to have a train running from South Africa (the southernmost country) and Morocco (one of the northernmost countries).



"How?"

Via a security token offering, of course!

They plan to raise $90 billion through the Cillar STO, a new cryptocurrency forked on Ethereum and backed by 70% of Afrail Express Limited Class A Common Shares.

> Cillar Coin is designed to serve as the exclusive central currency for the Afrail Express ticketing, meaning that for the passengers to ride Afrail Express, passengers will need to buy their Afrail Express tickets using Cillar Coin, which is softly pegged against the United States Dollar at USD $0.20 for 1 $CIL.
> The Cillar STO pre-sale is launching in May 2022 with a total circulation of 900,000,000,000 Tokens for the pre-sale starting at USD $0.01 to raise the required cash for the construction of Afrail Express Phase One.
>
> Official Press Release

If successful, this would be the largest STO in history!

The project is a joint-venture between Afrailways AG and Namibia-based Groot Suisse Industries Ltd - plans to build a Maglev high-speed rail network to connect the entire continent of Africa!


Literally all of it.

Take a look at their plan!


Spain
Turkey
Iraq
Iran
Algeria
Libya
Egypt
Saudi Arabia
Mali
Niger
Chad
Sudan
Nigeria
Ethiopia
DRC
Tanzania
Angola
Namibia
Madagascar

Phase one plan is to connect Cape Town and Johannesburg to Casablanca via Lagos then to Cairo and back to Cape Town.

Phase one plan is to connect Cape Town and Johannesburg to Casablanca via Lagos then to Cairo and back to Cape Town.

This not only provides ample-needed infrastructure, but it provides significant economic advancements.

According to their official press release, these are some more projected benefits:

- Opportunity to serve over 600 million paying-passengers
- *Deliver 500 million packages every week*
- *Create 50 million new jobs!*


I'M IN.

💦 What else is Drippin'

1. The SEC Proposes to Shorten the Settlement Cycle: T+2 may become T+1 soon enough!
2. Forbes Announces $200M Investment From Binance: What is Binance doing with an investment in Forbes?
3. Curzio Research $CURZ begins trading on tZERO: After leaving MERJ - they have begun trading on tZERO.

Thanks for tuning in! Keep an eye out each Monday for the next security token adventure 🧗

Join the discussion on Discord!

Disclosures:

• No money or other consideration is being solicited, and if sent in response, will not be accepted;

• No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the platform of an intermediary (funding portal or broker-dealer); and

• A person's indication of interest includes no obligation or commitment of any kind

https://newsletter.stomarket.com/p/dont-sleep-africa

6/27/2022 19:05:40

What's Drippin'

🪓 Yikes, BlockFi forgot to comply!

BlockFi paid the SEC 9 figures and US & Russia are competing again!


what's drippin'
BY JONAH SCHULMAN
YIKES, BLOCKFI FORGOT TO COMPLY!
BlockFi

Welcome to the 52 new ***Rainmakers*** who have joined us since last week. Join the 2,274 others who are laughing, learning, and staying informed on the future of finance every Monday!

Subscribe now 🌴

Today's newsletter is brought to you by [Brox Equity!]

Gooood morning, ***Rainmakers***! ☀️

As always, I have two captivating topics for you to dive into:

1️⃣ 🪓 **Yikes, BlockFi forgot to comply!:** BlockFi settled 9 figures with the SEC over failing to comply!

2️⃣ 🏎 **The digital 'arms' race:** The world superpowers, US and Russia, are back at it again to win the crypto war!

Without further ado, it's time to…

Get liquid 💧


STM MARKET WATCH
02/13/22 - 02/19/22
TOP GAINERS
Exodus +6.43%
Curzio Research +2%
TOP LOSERS
Realio Network LTD -25.78%
INX Limited -22.58%

Track them here! 📊

🪓 Yikes, BlockFi forgot to comply

For those of you who don't know, BlockFi is essentially a checking account for your crypto.

Just like how your bank gives you interest on your savings, so does BlockFi, but with your crypto holdings.

The difference is BlockFi was offering up to 9.5% APY; whereas, an average traditional bank offers closer to .2% or less!


Come again?

I know, right?! It's insane.

BlockFi claims to make money off the spread of borrowers and lenders - meaning if someone earns 9.5% on their crypto that means the borrower supposedly pays BlockFi more than 9.5%.

This definitely had the SEC scratching their heads.

I know, right?! It's insane.

BlockFi claims to make money off the spread of borrowers and lenders - meaning if someone earns 9.5% on their crypto that means the borrower supposedly pays BlockFi more than 9.5%.

This definitely had the SEC scratching their heads.



Less than a year ago, BlockFi was feeling pretty good about themselves after they raised $350M via their Series D at a $3B valuation!

Until the SEC came knocking on their doorstep...

BlockFi knew that the SEC wasn't there to sell any girl scout cookies, but was there to investigate.



Unfortunately, but also fortunately at the same time, they agreed to settle $100M in charges regarding failing to register its retail cryptocurrency lending product.


You're in big trouble mister!

Why is it also a fortunate thing, you ask?

Well, for starters, the SEC could have ordered a cease and desist causing BlockFi to shut down all operations indefinitely.

However, SEC Chairman, Gary Gensler, had other ideas:

> "Today's settlement makes clear that crypto markets must comply with time-tested securities laws," Gensler said in the statement. "It further demonstrates the Commission's willingness to work with crypto platforms to determine how they can come into compliance with those laws."
>
> SEC Chairman Gary Gensler

On the surface, it looks like this is a bad thing, but it is quite the opposite as it creates a roadmap for other firms attempting to do something similar.

The SEC is also reportedly investigating the lending practices of Celsius, Gemini, and Voyager Digital Ltd, so now these firms will know what they can and can't do.

Remember friends, if you don't comply... you 'die.'

The ones who follow the securities laws will always win in the end.

🏎️ The digital 'arms' race

Ohhhh boy, ***Rainmakers,*** we have a global showdown that is heating up!

This feels like the mid 20th century again (I obviously have a very good memory of this time period 😂) with the superpower nations going at it.

Except, this time the race is about digital prominence.

In the last few weeks, this is what Russia and the US have announced:

- Russia has come out and laid out a plan to regulate crypto!

- US President, Joe Biden, announced that he will be signing an executive order to regulate crypto as soon as this week!

Are you not entertained?!


ARE YOU NOT ENTERTAINED?

These two superpower nations have been going at one another for centuries now, whether it was the space race or the arms race, there's always been a competition.

It's no coincidence that Russia and the US are competing once again.

Although this may be more of a 'posturing' move, I personally love to see the US attempting to move towards some sort of crypto regulation.



We are in desperate need of regulatory clarity, as there are an innumerable amount of companies rug pulling and operating as illegal securities.

The executive order is expected to assign specific roles to a broad spectrum of federal departments and agencies in developing a comprehensive U.S. digital asset strategy.

One of the core objectives of this executive order is to remain competitive amid the exploding growth of digital assets worldwide.

One of the core objectives of this executive order is to remain competitive amid the exploding growth of digital assets worldwide.

I'm intrigued to see what happens, as there have been talks about declaring Ethereum as a security. If that occurs - I'd imagine 99% of all cryptos will be deemed illegal securities too.

Don't worry, that is a very doubtful outcome!

Regardless of the decision, one thing for certain is we are on the brink of regulatory clarity!


HMM, SEEK CLARITY YOU DO?

💦 What else is Drippin'

1. **NYSE files a trademark application for trading NFTs:** Even the NYSE is feeling some FOMO!
2. **A new security token from a Brazilian Investment Bank:** BTG Pactual is getting in on the security token game!
3. **Snoop Dogg Plans to Turn Death Row Records Into the First NFT Music Label:** Snoop Dogg knows a thing or two about NFTs.

Thanks for tuning in! Keep an eye out each Monday for the next security token adventure 🧗

Join the discussion on Discord!

Disclosures:

• No money or other consideration is being solicited, and if sent in response, will not be accepted;

• No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the platform of an intermediary (funding portal or broker-dealer); and

• A person's indication of interest includes no obligation or commitment of any kind

https://newsletter.stomarket.com/p/yikes-blockfi-forgot-comply

6/27/2022 19:06:09

What's Drippin'

Subscrib

ICE ICE baby

The Intercontinental Exchange has invested in and taken a leadership role at tZERO!



what's
drippin'
BY JONAH SCHULMAN
ICE ICE BABY
ice
tZERO

Welcome to the 69 new ***Rainmakers*** who have joined us since last week. Join the 2,342 others who are laughing, learning, and staying at the forefront of tech every week!

Subscribe now

Today's newsletter is brought to you by Trucpal!



Trucpal
INVESTING IN THE CHINESE FUTURE DIGITAL FREIGHT MARKET

Trucpal is an underlying platform that introduces security-based tokens into the platform economy to serve the Chinese freight industry.

What's Drippin'

Subscribe

Learn more about their STO, check out their Twitter and Telegram!

Gooood morning, ***Rainmakers***! ☀️

As always, I have two captivating topics for you to dive into:

1️⃣ 🧊 **ICE ICE baby:** One of the most respected traditional finance incumbents is taking a big step forward towards security tokens!

2️⃣ 🤮 **Fractionalized NFTs:** Fractionalized NFTs are just security tokens in disguise for the common folk to understand... and it has to stop!

Without further ado, it's time to…

Get liquid 💧



STM MARKET WATCH
02/20/22 - 02/26/22
TOP GAINERS
TOP LOSERS
tZERO +50%
Overstock +40.93%
Mt Pelerin +20.24%
Realio Network LTD -23.68%
INX Limited -10.79%
FirstShot Centers LLC -10.50%

Track them here! 📊

🧊 ICE ICE baby

The Intercontinental Exchange (ICE) just added some major ***drip*** to its portfolio.



I'M GETTING ICED OUT

For those of you who aren't familiar, ICE is the parent company of the NYSE, as well as a leading operator of global exchanges, clearinghouses, and much more.

They currently have $190B worth of assets and just acquired a minority stake in leading security token marketplace tZERO, so this is a pretty big deal!

Let me repeat that because I don't think you heard it the first time...

The parent company of the NYSE (the largest stock exchange on the planet), now owns a minority stake in tZERO!


BUT....WAIT! THERES MORE

ICE executive, David Goone, will be transitioning to become the new CEO of tZERO!

David Goone may not be the most well-versed on the surface with security tokens, but he sure knows a thing or two about finance.

Prior to joining tZERO - Goone was active on industry boards including the Options Clearing Corporation, National Futures Association, and the Depository Trust & Clearing Corporation, as well as had extensive experience at CME Group and other credible financial institutions.

If we can take one thing away from that it's that tZERO will soon be run by David Goone and the Goonies!

Just kidding...



Fun fact: my cousin is 'Mouth' (the kid with the knife pointed at him) from the Goonies, so basically I'm related to tZERO, right??

"Okay, enough of your crazy talk Jonah - what does this all mean?"

It means the incumbents are going all-in on security tokens.

The ICE knows that tokenization of all assets is inevitable and they want to position themselves to directly profit from it via this strategic investment.

With their minority interest in tZERO - they will also obtain exposure to BSTX, which will be the first nationally recognized exchange to be fully blockchain-powered!

The BSTX should be launching sometime in the latter half of the year and will aim to take the industry by storm.

As the year rages on, 2022 is positioned to be the 'year of security tokens' even more now.

🤮 Fractionalized NFTs

Okay, who in the right mind has started this trend of calling security tokens fractionalized NFTs?

A non-fungible token or NFT for short is something that is one-of-one.

So, how the heck can you offer shares in something that is innately unique?!



Yeah… um… I am not exactly sure how the heck this is even possible.

Firstly, in general, shares in any security are fungible and NFTs are non-fungible.

Let's get basic on fungible and non-fungible:

Fungibility *is the ability to replace or be replaced by another identical item; mutually interchangeable.*

For example, all shares of Apple are identical, which allows thousands if not millions of people to own and trade the same asset.

Non-fungibility *is a unique and non-interchangeable unit.*

For example, collectibles like baseball cards, paintings, and even homes… or in today's world, NFTs like Cryptopunks or Bored Apes.

We have now seen multiple use-cases of these 'fractionalized' NFTs at work.

A few months ago, a prominent crowdfunding platform, Republic, came out with the S-NFT (Security-NFT) framework, which is maybe a little bit better lol.

The two initial offerings were the singles: "Mona Lisa" Lil Pump ft. Soulja Boy and a KSHMR song.


Lil Pump
KSHMR

Additionally, you can purchase fractional shares in top NFTs like Cryptopunks and Bored Apes through a platform called Rally Road.

As long as these projects are being compliant, I have no issues with offering shares in an NFT - as the majority of people don't have enough capital to purchase a Bored Ape or a Cryptopunk.

The core issue I have is that the language is confusing and somewhat incorrect.

Regardless of what we call them, in the end, the market decides the name of these blockchain-based securities and if fractionalized NFTs are what gets us mainstream, I suppose it's okay.

Additionally, you can purchase fractional shares in top NFTs like Cryptopunks and Bored Apes through a platform called Rally Road.

As long as these projects are being compliant, I have no issues with offering shares in an NFT - as the majority of people don't have enough capital to purchase a Bored Ape or a Cryptopunk.

The core issue I have is that the language is confusing and somewhat incorrect.

Regardless of what we call them, in the end, the market decides the name of these blockchain-based securities and if fractionalized NFTs are what gets us mainstream, I suppose it's okay.

Time will tell - either way, I'm grateful more and more projects are going this route!

💦 What else is Drippin'

1. **Here's your chance to ask a Security Token Advisor anything about tokens: Register here!**
2. **The Tokenization of The World Starts Now:** A great article published by the financial incumbent, Nasdaq, believes in tokenization.
3. **Stock Exchange of Thailand to Launch Digital Asset Exchange Very Soon:** Thailand is going all-in on security tokens!

Thanks for tuning in! Keep an eye out each Monday for the next security token adventure 🧗

Join the discussion on Discord!

Disclosures:

• No money or other consideration is being solicited, and if sent in response, will not be accepted;

• No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the platform of an intermediary (funding portal or broker-dealer); and

• A person's indication of interest includes no obligation or commitment of any

6/27/2022 19:06:31

What's Drippin'

Subscribe

🇰🇿 Kazakhstan has security tokens?

Even Kazakhstan is trading security tokens!


what's
drippin
BY JONAH SCHULMAN
SECURITY TOKENS IN
KAZAKHSTAN?

Welcome to the 34 new ***Rainmakers*** who have joined us since last week. Join the 2,368 others who are laughing, learning, and staying at the forefront of tech every week!

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Today's newsletter is brought to you by **Brox Equity!**


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Gooood morning, ***Rainmakers***! ☀️

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Gooood morning, ***Rainmakers***! 🌞

As always, I have two captivating topics for you to dive into:

1️⃣ 🇰🇿 **Security tokens in Kazakhstan:** Security tokens have emerged in Kazakhstan, but which ones?

2️⃣ 📊 **tZERO adds another security:** tZERO is on a roll of adding more securities to its platform!

Without further ado, it's time to…

Get liquid 💧



STM MARKET WATCH
02/27/22 - 03/05/22
TOP GAINERS
TOP LOSERS
Exodus
+22.95%
Mt Pelerin
-27.51%
AspenCoin (St. Regis)
+15.79%
Realio Network LTD
-20.63%
tZERO
+7.67%
INX Limited
-14.41%

Track them here! 📊

🇰🇿 Security tokens in Kazakhstan?!

If someone came up to me and told me that Kazakhstan was getting in the security token game, I'd give them a perplexed look like...



I mean after all, maybe this is me being ignorant, but you don't hear a lot of news coming out of Kazakhstan.

Even though the majority of us don't know very much about the country - they are looking more and more like a fintech dark horse.



How can this be, you ask?

I'll tell you how!

The Bitfinex security token platform has officially gone live with the commencement of trading for the Blockstream Mining Note (BMN).

Currently, the BMN token now trades on two marketplaces: SideSwap (a DEX built on the Liquid Network) and Bitfinex.

According to CoinMarketCap.com, Bitfinex incurs the 8th most in trading volume for their crypto arm.

In other words, Bitfinex is not a platform to ignore.

In fact, just last September, the Bitfinex Securities platform received regulatory approval to operate a security token-powered exchange by the AFSA, which is the SEC equivalent of Kazakhstan.

> **According to CTO, Paolo Ardoino, the Bitfinex Securities is operating from a special economic zone in Kazakhstan, which has an independent court system, adding: "The financial framework of the AIFC is based upon the best standards from developed financial centers such as the UK, Singapore, Abu Dhabi, and Dubai.**
>
> CTO Paolo Ardoino

Special economic zones like the one in Kazakhstan are essentially a separate jurisdiction within a country's borders that abides by a different set of rules to, in this case, incentivize foreign investment.

This is a strategic and creative way for less powerful nations to get a piece of the pie.

Regardless of where the security tokens trade, I'm just excited more regulated venues are live!

📊 tZERO adds another security!

Just a few weeks ago, tZERO added the Curzio Research (CEO) security token and is back at it again with another security!

Before I dive into the details, I just want to say I am personally proud of the pace they are moving at right now.


I'm really proud of you.

I've been around since before tZERO was a live ATS and let me tell you, all I ever wanted was more trading tokens.

It looks like my wish is finally coming true!

The new security token is called 'MarketSpace Capital.'

I've been around since before tZERO was a live ATS and let me tell you, all I ever wanted was more trading tokens.

It looks like my wish is finally coming true!

The new security token is called 'MarketSpace Capital.'

MarketSpace Capital is a private equity real estate firm headquartered in Houston, Texas - focused on ground-up developments and value-add investments throughout the US!

With over $400 million dollars of assets under management, they came to play.


MOMMA CAME TO PLAY.

Their new security, Myra Park, also called "The Spot" will commence trading on the tZERO ATS on March 7, 2022.

"Wait, isn't March 7th today?!"

Yes, check it out on tZERO!

Myra park is a 250-unit multifamily apartment complex built on the Ethereum blockchain.

Equity in the Spot at Myra Park represents MarketSpace Capital's first real estate tokenization project, with plans to tokenize additional investments in the future.

Offering details:

- **Investor Preferred Return:** 8%
- **Targeted Investor IRR:** 26%
- **Targeted Equity Multiple:** 2.49x
- **Targeted Hold Period:** 3-5 years
- **Distribution:** Quarterly

Learn more here!

This will be the first security to commence trading following the launch of its self-clearing operations, confirming early claims that this launch is key to scaling at a quicker pace and increasing the velocity at which tZERO onboards assets.

I think it's safe to say they have officially found their footing and are primed to take over the market and space.



This will be the first security to commence trading following the launch of its self-clearing operations, confirming early claims that this launch is key to scaling at a quicker pace and increasing the velocity at which tZERO onboards assets.

I think it's safe to say they have officially found their footing and are primed to take over the market and space.



Which securities will be next?

Keep reading each edition and you'll be the first to know!

💦 What else is Drippin'

1. SEC scrutinizes NFT market over potentially illegal crypto-token offerings: Big SEC crackdown is coming!
2. Billionaire admits he was wrong about Bitcoin as Citadel Securities looks to crypto markets: Eventually everyone comes around...
3. Ripple Vs SEC: Crucial Rulings Awaited In Ripple Lawsuit This Week?: An update on the unprecedented court case!

Thanks for tuning in! Keep an eye out each Monday for the next security token adventure 🧗

Join the discussion on Discord!

Disclosures:

• No money or other consideration is being solicited, and if sent in response, will not be accepted;

• No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the platform of an intermediary (funding portal or broker-dealer); and

• A person's indication of interest includes no obligation or commitment of any

https://newsletter.stomarket.com/p/kazakhstan-security-tokens

6/27/2022 19:06:50

What's Drippin' Subscribe Sign

🎯 Nancy Pelosi just IPO'd

Own an ETF tracking Nancy Pelosi's portfolio and President...


what's
drippin'
BY JONAH SCHULMAN
NANCY PELOSI JUST IPO'D
IPO
$

Welcome to the 39 new ***Rainmakers*** who have joined us since last week. Join the 2,401 others who are laughing, learning, and staying at the forefront of tech every week!

Subscribe now 🌴

Today's newsletter is brought to you by Fusang!


Welcome to a world where investment is as streamlined as online shopping.
We tokenize real-world assets with growth potential, with blockchain fuelling our journey.
The future of finance has arrived
– Here's your share

Gooood morning, ***Rainmakers***! ☀️

As always, I have two captivating topics for you to dive into:

1️⃣ 🎯 **Nancy Pelosi just IPO'd:** What if I told you that there's an investment product that tracks Nancy Pelosi's portfolio available to everyone?

2️⃣ ₿ **Executive Order officially validates crypto initiatives:** President Biden signs an executive order to make sense of all the crypto mayhem... and I think it's a great thing!

Without further ado, it's time to…

Get liquid 💧


STM MARKET WATCH
03/5/22 - 03/12/22
TOP GAINERS
TOP LOSERS
AspenCoin (St. Regis)
+10.10%
Blockchain Capital
+7.84%
INX Limited
+4.95%
Exodus
-9.91%
Overstock
-8.89%
tZERO
-4.55%

Track them here! 📊

🎯 Nancy Pelosi just IPO'd

It's Monday morning, you walk downstairs to make a cup of coffee, and start reading the What's Drippin' newsletter... per usual.

But this morning is different... you read a jarring headline that reads, "Nancy Pelosi just IPO'd" and you ask yourself: "What did I just walk into?"


Wtf did I walk into

Don't worry, this isn't some politically charged newsletter, but more an inside look at how granular tokenization and security tokens can go!

Over the past 50 weeks, we've broken down supercars, paintings, real estate, and virtually every other asset class, but those are just the tip of the iceberg.

Tokenization goes much deeper than materialistic assets

Don't worry, this isn't some politically charged newsletter, but more an inside look at how granular tokenization and security tokens can go!

Over the past 50 weeks, we've broken down supercars, paintings, real estate, and virtually every other asset class, but those are just the tip of the iceberg.

Tokenization goes much deeper than materialistic assets.

This week, we are breaking down the tokenization of government officials' portfolios - more specifically, Nancy Pelosi's portfolio.

****It's important to note it is not yet tokenized but intends to be.****

As a legal requirement, government officials must publicly disclose their portfolios.

Due to this transparency, certain conclusions can be drawn from them, such as insider trading or illegal activity.



Whether any of that is true or not, House Speaker, Nancy Pelosi, has been outperforming the market, which has had many people suspicious and displeased.

In fact, in 2021 Pelosi outperformed the **S&P 500 Index by 22%!**

Fortunately, for interested traders thanks to Digital Markets, WallStreet Bets, and MERJ Exchange, you too can gain exposure to her portfolio via the ***'Nancy Pelosi ETF'.***


ARE YOU KIDDING ME?

Introducing the ***WSBDApp Insider Portfolio (INSDR)!***

Even if it's true that Nancy Pelosi or other government officials have some sort of 'advantage' it doesn't matter because now anyone can gain exposure to the 'advantage.'

Let's break down those details:

- **Trading Venue**: MERJ Exchange
- **Blockchain Protocol**: Liquid Network (Rumored)
- **Qualified Investors**: US and all non-sanctioned nations

Let's break down those details:

- **Trading Venue**: MERJ Exchange
- **Blockchain Protocol**: Liquid Network (Rumored)
- **Qualified Investors**: US and all non-sanctioned nations
- **Portfolio Tracking Procedure:** Actively updates the portfolio per Pelosi's trading activity

---

Learn more here!

₿ Executive Order officially validates crypto initiatives

As I read the headline: "President Biden to Sign Executive Order on Ensuring Responsible Development of Digital Assets" all I could think to myself was FINALLY!

For years the US has sat on the sidelines watching the vast majority of other nations develop a regulatory framework for digital assets.

President Biden said enough is enough - It's time to reinstate ourselves as the leader.


ALRIGHT, THAT'S
ENOUGH

Here are the 6 key priorities that the Executive Order plans to achieve:

- Consumer and investor protection
- Financial stability
- Illicit finance
- U.S. leadership in the global financial system and economic competitiveness
- Financial inclusion
- Responsible innovation

To sum up, the US aims to figure out a way where innovation in the blockchain sector can be harnessed in a productive, yet conservative way that not only protects investors but supports innovation and disruption.

After all, that's what the US was built on!

To sum up, the US aims to figure out a way where innovation in the blockchain sector can be harnessed in a productive, yet conservative way that not only protects investors but supports innovation and disruption.

After all, that's what the US was built on!



It's a fact that innovation moves much faster than regulation, which can be a major roadblock for growth.

"Why?"

Put simply, if you were planning on starting a venture - wouldn't you feel more comfortable doing that if there was a regulatory framework that said you can do it without the risk of getting shut down?

Think of it in another way:

The cars we drive today are our 'vehicles' to get to the destination we want to go to. The government has created a set of rules that we abide by, such as speed limits, road signs, etc.

If there weren't any signs or speed limits - wouldn't you be more hesitant to drive?

When you drive on a road with no rules, there's so much uncertainty that it can drive people away.

However, once the rules are made clear for the drivers, you will see many enter the road because they'll be confident what they are doing is legal.


OK OK
NOW I GOT IT

And that's exactly what this executive order is going to achieve.

It's going to bring new drivers to the road and the US will once again position themselves as a leader in innovation and disruption.


I'M ALL THE WAY UP

💦 What else is Drippin'

💦 What else is Drippin'

1. **Polymesh Offers $25M in Developer Grants to Kick-Start Security Token Projects:** Polymesh is working to speed the adoption of security tokens!
2. **tZERO Starts Trading Myra Park's Equity:** A new security token is now live on tZERO!
3. **FSC recognizes digital exchange:** The FSC has recognized Fusang Exchange in the same conversation as some of the top national exchanges like the London and Tokyo Exchange.

Thanks for tuning in! Keep an eye out each Monday for the next security token adventure 🎢

Join the discussion on Discord!

Disclosures:

• No money or other consideration is being solicited, and if sent in response, will not be accepted;

• No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the platform of an intermediary (funding portal or broker-dealer); and

• A person's indication of interest includes no obligation or commitment of any

https://newsletter.stomarket.com/p/nancy-pelosi-just-ipod

6/27/2022 19:07:34

What's Drippin' Subscribe

⚔️ The battle of the tokens (ATS Edition)

📊 Exodus is now trading on Securitize Markets and State Street is adding crypto to its toolkit!



what's
drippin
BY JONAH SCHULMAN
THE BATTLE OF THE TOKENS (ATS EDITION)
SECURITIZE
tZERO

Welcome to the 31 new ***Rainmakers*** who have joined us since last week. Join the 2,424 others who are laughing, learning, and staying at the forefront of tech every week!

Subscribe now 🌴

Gooood morning, ***Rainmakers***! ☀️

As always, I have two captivating topics for you to dive into:

1️⃣ ⚔️ **tZERO vs. Securitize Markets:** Exodus is now trading on both marketplaces... will there be an arbitrage opportunity?

2️⃣ 🚃 **State Street is on the right street:** State Street is partnering with Copper to enable digital asset solutions for its clients!

Without further ado, it's time to…

Get liquid 💧

What's Drippin' Subscrib

Get liquid 💧


STM MARKET WATCH
03/12/22 - 03/19/22
TOP GAINERS
Blockchain Capital +36.36%
Overstock +17.50%
Realio Network LTD +14.74%
TOP LOSERS
Mt Pelerin -28.14%
Exodus -11.76%
INX Limited -2.83%

Track them here! 📊

⚔️ tZERO vs. Securitize Markets

The date is January 2019 and the tZERO ATS began trading its first security token.

Since tZERO's inception, there have been numerous marketplaces that trade security tokens, but none of them have been able to match the liquidity and trading volume of the tZERO ATS.



The question is... will they be able to retain their dominance for years to come?

Well, they may not be able to forever because Securitize Markets, a subsidiary of the Securitize platform, is gaining ground.

For the first few months of their ATS going live, there hasn't been anything substantial, until this past week...

The Exodus security token commenced trading on the Securitize Markets ATS!

This is significant because the Exodus (EXOD) security token has been exclusively trading on the tZERO ATS.




WELL THIS SEEMS LIKE A
VERY IMPORTANT MOMENT

Indeed, David, this is a very important moment.

This is an important moment for us all because Exodus is the most high-profile security token we've had thus far.

Don't take it from me though, the numbers don't lie! ⬇️

A few key Exodus highlights (per Securitize):

| Raised $75M from ~7K investors.

| Over $95 million in revenue in 2021.

| +350% year-over-year revenue growth (2021 vs. 2020).

| Monthly Active Users grew by 122% in 2021.

| Strong balance sheet with $128 million in available liquidity.

The Exodus STO enabled the average joe to get in at pre-IPO levels of an established company... something we've never really seen before.


I'VE NEVER BEFORE SEEN ANYTHING
LIKE THAT IN MY ENTIRE LIFE

The juiciest part about all of this was the fact that the STO was conducted via the Securitize platform, but has been exclusively trading on the tZERO ATS.

Those of you who know me, know that I am an advocate for frictionless processes.

To force the Exodus investors who already had to go through the KYC/AML process on Securitize and have them do it again on tZERO... is a big no-no for me.



Since Exodus commenced trading on tZERO, it has been trading at a considerable discount in relation to its 'IPO' price of $27.42.

It dropped to a low of $9 and as of 03/16/2022 is trading at $14!

It dropped to a low of $9 and as of 03/16/2022 is trading at $14!

Something just doesn't add up here...



I went back to the drawing board and came up with the only theory that made logical sense to me...

The vast majority of people who invested in the Exodus offering on Securitize never opened up a tZERO account.

In essence, this means, there are dormant Exodus investors on Securitize who will now be able to trade the Exodus security token.

Through the first week of trading on Securitize, there has been only $500 of volume at $20/share.

That's a $6 difference between tZERO and Securitize ($14 on tZERO and $20 on Securitize).

This tells me there is a legitimate arbitrage opportunity here!

Of course, there isn't enough historical trading data to make any definitive claims on which trading venue is superior, but will most definitely be intriguing to keep a close eye on.

State Street is on the right street

Founded in 1792, State Street has worked tirelessly over centuries to position itself as one of the world's leading providers of financial services to institutional clients.


BANK

With $40.3 trillion in assets under custody and $3.6 trillion in AUM (as of 03/31/2021), they have a substantial fiduciary duty to serve their clients to the best of their abilities.

In order to retain dominance, State Street knows that adopting new innovations and disrupting technologies should be the main focus.

In the past couple of years, the demand for digital asset services has skyrocketed, with more and more incumbent institutional players entering the space.

State Street has been listening intently to these demands as they are working on developing a digital asset custody solution with Copper

With $40.3 trillion in assets under custody and $3.6 trillion in AUM (as of 03/31/2021), they have a substantial fiduciary duty to serve their clients to the best of their abilities.

In order to retain dominance, State Street knows that adopting new innovations and disrupting technologies should be the main focus.

In the past couple of years, the demand for digital asset services has skyrocketed, with more and more incumbent institutional players entering the space.

State Street has been listening intently to these demands as they are working on developing a digital asset custody solution with Copper.

What's Copper, you ask?

Copper is an institutional-grade digital asset custody, trading, and settlement solution for institutional clients.

Copper has the digital infrastructure to fulfill institutional clients' needs when it comes to crypto and State Street has clients who are yearning to add digital assets to their balance sheets.


SYNERGY!

> Global Head of State Street Digital, Nadine Chakar, had this to say on the matter:
> **"As institutional investors' interest in digital assets continues to grow, we are building the financial infrastructure needed to support our clients' allocations to this new asset class."**
>
> Nadine Chakar, Head of State Street Digital

It's important to note that State Street's product offering is subject to regulatory approval.

Regardless of the regulatory approval or disapproval, it's exciting to see traditional institutional players entering the digital asset ecosystem!

💦 What else is Drippin'

1. **Bored Apes NFT project gets official 'ApeCoin' token**: Bored Ape utility token goes live!
2. **The State of Security Tokens 2022 — Ratings for Security Tokens**: Peter Gaffney talks about tokens and how fixed-income security tokens are being rated!

💦 What else is Drippin'

1. Bored Apes NFT project gets official 'ApeCoin' token: Bored Ape utility token goes live!
2. The State of Security Tokens 2022 — Ratings for Security Tokens: Peter Gaffney talks about tokens and how fixed-income security tokens are being rated!
3. Class action suit against Coinbase alleges unregulated securities sales: Coinbase could be delisting some cryptos, if seen as unregistered securities.

Thanks for tuning in! Keep an eye out each Monday for the next security token adventure 🧗

Join the discussion on Discord!

Disclosures:

• No money or other consideration is being solicited, and if sent in response, will not be accepted;

• No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the platform of an intermediary (funding portal or broker-dealer); and

• A person's indication of interest includes no obligation or commitment of any

https://newsletter.stomarket.com/p/battle-tokens-ats-edition

6/27/2022 19:08:39

What's Drippin'

Subscri

😲 Whoa, is it possible to arb security tokens?

I successfully arbitraged the 1st security token in history!


what's
drippin'
BY JONAH SCHULMAN
WHOA, IS IT POSSIBLE TO ARB SECURITY TOKENS?
BUY
Exchange 1
SELL
Exchange 2
PROFIT

Welcome to the 48 new ***Rainmakers*** who have joined us since last week. Join the 2,469 others who are laughing, learning, and staying at the forefront of tech every week!

Subscribe now 🌴

Gooood morning, ***Rainmakers***! ☀️

This one is super special to me as it marks the 52nd edition of What's Drippin' in 52 weeks!

Thank you to all the ***Rainmakers*** who come week in and week out.

Welcome to year 2 - this party is just gettin' started!

As always, I have two captivating topics for you to dive into:

1️⃣ 😲 **Whoa, is it possible to arb security tokens?:** I successfully arbitraged

1️⃣ 😳 **Whoa, is it possible to arb security tokens?:** I successfully arbitraged the 1st security token in history! I break it down below!

2️⃣ 🕺 **Coinbase is gettin' frisky with security tokens:** Coinbase is following Binance and getting exposure to security tokens in Singapore!

Without further ado, it's time to…

Get liquid 💧



STM MARKET WATCH
03/19/22 - 03/26/22
TOP GAINERS
TOP LOSERS
Exodus +16.13%
Mt Pelerin +13.44%
Realio Network LTD +9.17%
tZERO -11.36%
Overstock -6.26%
AspenCoin (St. Regis) -0.95%

Track them here! 📊

😲 Whoa, is it possible to arb security tokens?

There's been talk between higher powers about... dare I say it... arbitrage.

But, keep this on the DL... if this gets out the fun may end.



KEEP IT BETWEEN ME AND YOU

Let's get basic on arbitrage:

Official definition: *Arbitrage is the simultaneous purchase and sale of the same asset in different markets in order to profit from tiny differences in the asset's listed price. It exploits short-lived variations in the price of identical or similar financial instruments in different markets or in different forms.*

Jonah's definition: *Basically when the same asset is traded on more than one exchange and you notice there's a price discrepancy - there's a way to profit off of that.*

For example, let's say the asset on exchange A is $10 and on exchange B it is $15. Because they are the same asset - you can move the asset from exchange

For example, let's say the asset on exchange A is $10 and on exchange B it is $15. Because they are the same asset - you can move the asset from exchange A to exchange B and profit $5 off the discrepancy!

Learn more here!

Now that you are an expert arbitrageur, join me on this journey of arbitraging the Exodus security token!



The motive behind this was to bring transparency to the security token industry.

After all, the reason why Security Token Market was established was to disseminate security token trading data and information to a global audience.

At the time of this writing (03/27 3 pm EST), Exodus is trading on Securitize at $32.49 and $18 on tZERO!

That is a potential $14.49 profit/share!

So, what does the process look like?

Firstly, let me crack my knuckles before we break it all down.



Here's a brief step-by-step guide on the process I took:

1. *On Wednesday I noticed an arbitrage opportunity between tZERO and Exodus.*
2. *I purchased 1 share of $EXOD for $18.38 on tZERO and emailed Support@tZERO.com.*
3. *They promptly responded and asked me to provide an Algorand wallet address. The best way to do this is directly through the Exodus application itself.*
4. *tZERO sent me my Exodus share to my digital wallet and I then sent it to my Securitize Markets account.*
5. *My share arrived in a matter of seconds and traded my 1 share at $25 for a profit of $6.62!*

I plan to write up a more in-depth analysis on the process and what it means for the industry, but interoperability is no longer just an idea... it's a reality!


IM FOR REAL!

I have to say I am very impressed with both tZERO and Securitize Markets throughout this whole endeavor!

Their ability to work fluidly in an uncertain regulatory landscape, enable users to move their securities through a public blockchain, and ensure 100% compliance is astounding!

We still have a long way to go, but I see a very bright future for security tokens.

🕺 Coinbase is gettin' frisky with security tokens

A few months ago, one of the largest cryptocurrency marketplaces, Binance, acquired an 18% stake in Hg Exchange - a Singapore-based security token exchange.

There seems to be something brewing in Singapore, as Coinbase Ventures just invested in a different Singapore-based security token exchange.



This time it's the InvestaX exchange announcing the closure of their Series A to further grow their MAS-regulated security token platform.

InvestaX plans to connect centralized finance (CeFi) and decentralized Ffinance (DeFi) so you can buy, sell, trade, borrow or lend your private market assets, instantly, 24×7, across the world!

I like the move here and I can see why Binance and Coinbase have wanted to gain exposure to Singapore's forward-looking country and regulatory clarity.

In fact, according to an official report released on **August 1st, 2017**, titled "A Guide to Digital Token Offerings," the Monetary Authority of Singapore ("MAS") provided regulatory clarity on security tokens stating:

"…if a digital token constitutes a product regulated under the securities laws administered by MAS, the offeror issue of digital tokens must comply with the applicable securities laws."

It's been almost **5 years** and the U.S. still has yet to provide clarity.

Since then, many Singaporean firms have been approved and regulated to trade security tokens and Coinbase & Binance are taking full advantage!

💦 What else is Drippin'

1. **Bitbond Launches Token Tool for Web3 Powered Asset Tokenization:** BitBond, one of the first fixed-income bonds ever - is making asset tokenization easier.
2. **Worldcoin to Raise $100M at $3B Token Valuation:** The crypto that pays you by scanning your eye via a physical device is perplexing but has raised a lot of money.
3. **Galaxy Digital Holdings executes the first OTC bitcoin transaction with Goldman Sachs:** The institutions are coming... are you?

Thanks for tuning in! Keep an eye out each Monday for the next security token adventure 🧗

Join the discussion on Discord!

Disclosures:

• No money or other consideration is being solicited, and if sent in response, will not be accepted;

• No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the platform of an intermediary (funding portal or broker-dealer); and

• A person's indication of interest includes no obligation or commitment of any

https://newsletter.stomarket.com/p/whoa-possible-arb-security-tokens

6/27/2022 19:09:05

🧙 Coinbase has a trick up its sleeve

Security tokens could trade on Coinbase and IX Swap is live!


what's
drippin'
BY JONAH SCHULMAN
COINBASE HAS A
TRICK UP ITS SLEEVE
coinbase

Welcome to the 28 new ***Rainmakers*** who have joined us since last week. Join the 2,495 others who are laughing, learning, and staying at the forefront of tech every week!

Subscribe now 🌴

Gooood morning, ***Rainmakers***! ☀️

As always, I have two captivating topics for you to dive into:

1️⃣ 🧙 **Coinbase has a trick up its sleeve:** Coinbase has a fallback plan if some of the cryptocurrencies trading are deemed unregistered securities!

2️⃣ 🤝 **CeFi Meets DeFi:** IX Swap - the DeFi secondary trading venue for security tokens just went live! What's trading?

Without further ado, it's time to…

Get liquid 💧

Get liquid 💧


STM MARKET WATCH
03/26/22 - 04/02/22
TOP GAINERS
SPiCE VC +8.70%
Exodus +3.64%
INX Limited +1.71%
TOP LOSERS
Realio Network LTD -22.48%
Overstock -8.84%
Mt Pelerin -7.06%

Track them here! 📊

🕵️ Coinbase has a trick up its sleeve

Here in the US, Coinbase is unanimously seen as the most utilized application to purchase cryptocurrencies.

The reason behind that is they were the first application to bring frictionless fiat on-ramps to the mainstream.

Frictionless processes always win!


#WINNING

I got into crypto in the midst of the ICO boom and at this point in time, there were only 3 cryptos trading on Coinbase: Bitcoin, Ethereum, and Litecoin.

There came a time that whenever a new asset was added to Coinbase, the value would skyrocket because the coin now had access to a much wider audience.

That has changed quite a bit, as there are now 100s of coins trading - from Shiba Inu to Bitcoin - there's an option for everyone.


IS THIS A SHITCOIN?

Where does Coinbase go from here? Add more tokens? NFTs? Security tokens?

Where does Coinbase go from here? Add more tokens? NFTs? Security tokens?

The answer is all 3 but under SEC regulation!

In fact, Coinbase may be in hot water as they are being **sued in a class-action for allegedly selling 79 unregistered securities** - including XRP, Dogecoin, and Shiba Inu.

If some of those cryptos are deemed unregistered securities, it's okay because Coinbase has a major trick up its sleeve! 😏


MakeAGIF.com

That trick of theirs is the ability to trade security tokens!

Yep, back in the day in 2018, they **acquired Keystone Capital** - a registered broker-dealer/alternative trading system (ATS).

If any coins traded on Coinbase are seen as illegal securities - then, in theory, Coinbase can simply have them trade on the ATS they acquired 4 years ago.

I'm not for certain where the Keystone Capital relationship exists today, but it looks to me they have been thinking ahead to mitigate this risk and are more than ready to take this on!

It appears Coinbase isn't the only one thinking ahead as Gemini also **received approval to trade security tokens**.

This could be the next frontier and Coinbase and Gemini are positioned to go head-to-head!



🤝 CeFi Meets DeFi

Everyone, please give a warm welcome to **IX Swap** - the newest security token marketplace on the block!


ONE OF US! ONE OF US!

IX Swap is one of the 1st DeFi AMM & liquidity pools for security tokens and tokenized stocks!

Let's get basic on AMMs/Liquidity Pools:

First, let's take a step back.

In order for a trade to be conducted (traditionally) there needs to be a buyer or seller on the other side of the trade.

That is changing forever - with DEXs, you actually don't need to have a buyer or seller on the other side of the transaction.

In DEXs users trade against a pool of tokens — a liquidity pool.

So in essence, if you own some sort of cryptocurrency - instead of relying on a seller or buyer on the other side, you can trade it against different cryptos.

This enables liquidity 24/7 for the investor.

Learn more here!

Last week, I covered their strategic partner InvestaX and their investment via Coinbase Ventures.

InvestaX has the legal approval to operate a fully-compliant security token exchange and IX Swap has the technology to facilitate DeFi liquidity solutions for security tokens.


It's like a match
made in heaven.
peacock

I love this partnership as it has the potential to bring consistent and significant volume to the industry.

This could be an inflection point for the secondary trading volume of security tokens.


TURNING POINT

The marketplace will be operating in the Singaporean jurisdiction, so US investors are unfortunately barred from participating.

The first security token to be listed is the Millennium Sapphire security token (MSTO).

It represents fractionalized ownership in the Millennium Sapphire®, which is a natural sapphire discovered in Madagascar that was carved as a tribute to the creative genius of humanity!

I'm hoping that IX Swap will succeed not only in terms of trading but in terms of compliance so that the SEC will be more open to these types of trading venues.

This could be an inflection point for the secondary trading volume of security tokens.


TURNING POINT

The marketplace will be operating in the Singaporean jurisdiction, so US investors are unfortunately barred from participating.

The first security token to be listed is the Millennium Sapphire security token (MSTO).

It represents fractionalized ownership in the Millennium Sapphire®, which is a natural sapphire discovered in Madagascar that was carved as a tribute to the creative genius of humanity!

I'm hoping that IX Swap will succeed not only in terms of trading but in terms of compliance so that the SEC will be more open to these types of trading venues.

Time will tell!

💦 What else is Drippin'

1. Crypto Con Leche ☕ : Our all-Spanish show's first episode is now live! Check out our very own Jason and Luis talk tokens in Spanish!
2. Anchorage Digital Becomes Core Custodian for Nasdaq Crypto Index: Anchorage will handle custody for this index - the only federally chartered crypto bank!
3. INX Releases Quarterly Report: Find out what INX has been up to!

Thanks for tuning in! Keep an eye out each Monday for the next security token adventure 🧗

Join the discussion on Discord!

Disclosures:

• No money or other consideration is being solicited, and if sent in response, will not be accepted;

• No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the platform of an intermediary (funding portal or broker-dealer); and

• A person's indication of interest includes no obligation or commitment of any

https://newsletter.stomarket.com/p/coinbase-trick-sleeve

6/27/2022 19:09:25

What's Drippin' Subscribe Sign

🚨 Fractionalized NFTs are illegal 🚨

Logan Paul is in hot water again & RealT is bringing DeFi to security tokens!



what's
drippin'
BY JONAH SCHULMAN
FRACTIONAL NFTS ARE ILLEGAL 🚨

Welcome to the 33 new ***Rainmakers*** who have joined us since last week. Join the 2,526 others who are laughing, learning, and staying at the forefront of tech every week!

Subscribe now 🌴

This newsletter is brought to you by La Boulangerie!

La Boulangerie is a new food and beverage venture setting up a French bakery in Dubai. 🇫🇷🇦🇪

Its goal is to bring quality and standards currently unseen in the emirate of Dubai and new services that will revolutionize the food delivery industry. They just launched their STO!

Check them out now on STOKR!

What's Drippin'

Subscribe

Gooood morning, ***Rainmakers***! ☀️

As always, I have two captivating topics for you to dive into:

1️⃣ 🚨 **Are fractionalized NFTs legal?** 🚨 Logan Paul just launched a fractional NFT trading platform, but is it legal?

2️⃣ 🏡 **RealT is making moves... like serious moves:** RealT just announced you can lend and borrow using RealT security tokens via the Aave DeFi application!

Without further ado, it's time to…

Get liquid 💧



STM MARKET WATCH
04/2/22 - 04/09/22
TOP GAINERS
TOP LOSERS
Mt Pelerin +12.45%
Exodus +2.25%
Overstock +1.25%
INX Limited -17.65%
Realio Network -10.87%
tZERO -3.05%

Track them here! 📊

🚨 Are fractionalized NFTs legal? 🚨

Have you ever wanted to own a Bored Ape, Cryptopunk, or an NFT that was way out of your price range?

Or how about a signed rookie card of NBA legend Michael Jordan?

Yeah, me too!

These collectibles are unfortunately way out of most price ranges.



THAT IS CRAZY EXPENSIVE!

Fortunately, certain platforms are making it easier for the everyday person to afford items of similar caliber.

One platform, in particular, Liquid Marketplace, is democratizing access to the

One platform, in particular, **Liquid Marketplace**, is democratizing access to the world's most prized collectibles for the fraction of the price!

How?

By fractionalizing each NFT/collectible into 'shares' you can become a 'part-owner' alongside many others, as well as trade them on a secondary market!

So when you go to your significant other and ask their permission to buy an expensive collectible, it's not quite as big of a deal.



"Wait, Jonah, this sounds a lot like a security token to me. What's the difference?"

That's a great point and my answer to that question is... it's complicated.

We have touched on this a few times now, but it's really getting out of hand.

When you fractionalize NFTs you enter a major regulatory grey area...

Especially, when you don't even try to be compliant!



There's one platform that is doing this the right way and I applaud them.

That platform is **Rally Road.**

Rally Road enables you to compliantly become co-owners (but actually co-owners) of world-renown collectibles and NFTs.

After reading through their legal docs - the assets offered use the Reg A exemption, as well as work in conjunction with approved brokers and ATS providers to enable investment and trading.


THAT'S WHAT I LIKE TO HEAR

After searching for legal docs on the Liquid Marketplace... to make a long story short, I didn't find anything with substance.

So if the SEC comes knocking on their door, they are essentially screwed.

Let's just hope for Logan's sake that this doesn't end poorly because the SEC

🏡 RealT is making moves... like serious moves

One of the most prolific security token firms, RealT, just made one small step for mankind and one giant leap toward the transformation of the global capital markets.



RealT has fostered one of the largest security token communities, with STOs selling out within seconds and 200+ trading on the secondary markets.

They take a unique approach, as they offer fractional interests in single-family homes all over the US, with daily rent payouts to investors via the blockchain.

However, their trailblazing doesn't stop there!

The security tokens sold by RealT will NOW allow investors to participate in the DeFi ecosystem via Aave... for the first time ever!

"What does this mean?"

It means you can lend and borrow your security token to earn income and get access to liquidity while maintaining ownership


holy guacamole

Yeah, this is massive.



Let's get basic on DeFi and what this means for you:

Decentralized Finance or DeFi for short is exactly what it sounds like - financial activities on a decentralized blockchain.

The most common activities are staking and borrowing.

Think of it like this: There's a massive pool of liquidity and you can do one of two things - either contribute to the pool and earn interest or you can borrow and pay interest.

Let me paint you a realistic picture:

The tax deadline is fast approaching and you realize you didn't plan appropriately, so you are in a bit of a pickle.

There are a couple of things you can do:

1. *Sell your crypto and pay taxes, but forced to pay the capital gains next year.*
2. *Take out an overcollateralized loan, get immediate capital, and not pay taxes on this access to capital.*

To be clear, An overcollateralized loan is when you put up more money than the requested capital.

For example, if you need $10K, you would put up $20K in crypto.

I could go on for years, but for the sake of both of our times, let's get back to the subject at hand lol.

Read more about DeFi here!

Now that you are an expert in DeFi, you see how powerful this is, right??

Imagine you need liquidity, but don't want to sell your asset - you can simply borrow cash via a DeFi pool and maintain your ownership!

Hats off to the RealT and Aave teams for making this happen.

Read more about it here!

💦 What else is Drippin'

1. **INX and STOKR announce strategic partnership:** This will increase the ability to have international issuances and security tokens.
2. **Spilling The NFTea Episode 9: The team breaks down Bulls, Bears, and Chart Basics!**
3. **Terra Expands Stablecoin Reserve Beyond Bitcoin With Avalanche:** Terra looks beyond Bitcoin!

Thanks for tuning in! Keep an eye out each Monday for the next security token adventure 🧗

Join the discussion on Discord!

Disclosures:

• No money or other consideration is being solicited, and if sent in response, will not be accepted;

• No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the platform of an intermediary (funding portal or broker-dealer); and

• A person's indication of interest includes no obligation or commitment of any

https://newsletter.stomarket.com/p/fractionalized-nfts-illegal

6/27/2022 19:09:51

What's Drippin'

Subscribe

🌶️ SPiCE VC is gettin' spicy

SPiCE VC did something no one has ever done before and we may have a new Unicorn soon!



what's
drippin'
BY JONAH SCHULMAN
🌶️ SPiCE VC IS GETTIN' SPICY
SPiCE

Welcome to the 33 new ***Rainmakers*** who have joined us since last week. Join the 2,555 others who are laughing, learning, and staying at the forefront of tech every week!

Subscribe now 🌴

Gooood morning, ***Rainmakers***! ☀️

As always, I have two captivating topics for you to dive into:

1️⃣ 🌶️ **SPiCE VC is gettin' spicy:** SPiCE VC became the first tokenized VC firm ever to successfully distribute an investor payout to its LPs, but how and why did they burn tokens after the exit?

2️⃣ 🦄 **Another Unicorn has entered the chat:** Ava Labs looks to become the next crypto Unicorn!

Without further ado, it's time to...

What's Drippin'

Subscribe Sign in

Get liquid 💧


STM MARKET WATCH
04/09/22 - 04/16/22
TOP GAINERS
Realio Network +49.38%
tZERO +17.86%
Mt Pelerin +9.50%
TOP LOSERS
Curzio Research -12.66%
Exodus -7.09%
AspenCoin (St. Regis) -5.50%
Security Token Market

Track them here! 📊

🌶️ SPiCE VC is gettin' spicy

Founded in 2017, SPiCE VC was the first tokenized VC firm to go to market and just last week did something that no VC firm has ever done before.

Before I tell you what they did, let's look at some of the successes the team and token have had.

For starters, the SPiCE token appreciated by 350% in 2021, which was the top-performing tokenized fund (Sourced via STOmarket.com).

The SPiCE VC team also spun off a company called Securitize (heard of them?), after they mastered how to compliantly issue security tokens.

I think it's safe to say the SPiCE VC and Securitize teams know a thing or two about compliant tokenization.



Okay, now it's time to let you in on the monumental feat that happened last week.

After a successful exit of their investment in OTOY, SPiCE VC became the first tokenized VC firm ever to successfully **distribute an investor payout to its LPs!**





Not that kind of exit, more of one a little bit like this:


CASH MONEY

If I were an investor in this fund, I'd be pretty happy!

I mean, in the traditional VC world - you could have to wait 10-15 years before receiving any sort of liquidity.

That sounds horrific.

In the tokenized VC world - you have the opportunity to not only trade your position on a secondary market, but still have rights to distributions upon exits.

Seems like a no-brainer to me.

Via the successful exit - the ~400 LPs in the SPiCE VC fund received distributions in either USDC or fiat (up to the investors' discretion).



I had the pleasure to speak with Tal Elyashiv, the Co-founder and Managing Partner of SPiCE VC, who helped shed some light on the intricacies of this process.

Firstly, let's talk about NAV.

Let's get basic on NAV:

NAV (net asset value) per security is calculated like this:

NAV per security = (Assets - Liabilities) / Total number of outstanding securities.

It tells us what the value of the fund is per security at any point in time.

Read more here!

Now that you are a NAV expert, you would realize that the value of the trading token in relation to the fund makes things very interesting.

For example, if the NAV is $1, but the token is trading at $2 - it might be a good time to sell, or on the contrary, if the NAV is $1 and the token is trading at $0.5 - it might be a good time to buy!

That brings me to my next point: "What happens to the NAV when there's an exit?"

Well, since there was an exit, all exit proceeds would be distributed to LPs, therefore, decreasing the NAV.

But, because this token is live-trading, it doesn't look great optically.

Why?

Logically speaking, because the fund had an exit - it shows signs of a succeeding fund and the token price should rise.

The SPiCE VC team had to think out of the box to alleviate this concern.



They decided to buy back shares and burn them, which reduced the supply and increased the price back to the initial NAV.

Here's a graphic directly sourced from the team that may help:

For example, let's say the portfolio value is $10M. There are 10M SPiCE tokens and the NAV per token is $1.

Now, one of the companies in the portfolio exit at $1M. After distributing the $1M payout to investors, the portfolio value is now $9M.

If we do not burn the tokens after distributing the proceeds, the NAV per token will drop to $0.90:

$$NAV\ Per\ Token = \frac{Portfolio\ Value}{Live\ Tokens} = \frac{9{,}000{,}000}{10{,}000{,}000} = \$0.90$$

However, by burning the tokens to adjust the number of live tokens, the NAV per token is not diluted:

$$NAV\ Per\ Token = \frac{Portfolio\ Value}{Live\ Tokens} = \frac{9{,}000{,}000}{9{,}000{,}000} = \$1.00$$

For simplicity's sake, burning of tokens is just SPiCE buying back the tokens from investors at a price and then taking those tokens out of circulation.

SPiCE

Congratulations to the SPiCE VC team on this incredible accomplishment.

We look forward to witnessing additional successful exits!

🦄 Another Unicorn has entered the chat

Ava Labs, the lead developer of the Avalanche (AVAX) blockchain, reportedly is set to raise a whopping $350M round at a $5.25B valuation!

Welcome to the Unicorn club, Ava Labs!



I'm especially happy about this announcement because Ava Labs has been heavily focused on building out the security token space.

Not too long ago, **BridgeTower Capital announced they were teaming up with Securitize and Chainlink to** expand Offerings in staking, DeFi, and permissioned markets on Avalanche!

This tells me this partnership will enable collateralized loans and lending with security tokens, which is something I am super excited about!

On top of that, more and more issuers are beginning to look to Avalanche as a protocol of choice for their security token issuance.

Two that come to mind are Apothio and ReTok Finance:

Apothio focuses on litigation and had a successful fundraising campaign - surpassing their goal by 40%!

RetTok Finance enables investors to gain exposure to real estate via compliant security tokens on Avalanche.


OKAY I SEE YOU

Life moves pretty fast. If you don't stop and look around once in a while, you could miss the Avalanche that's coming fast!

Keep an eye out for more tokenized securities leveraging the Avalanche blockchain!



💦 What else is Drippin'

1. **tZERO Opens NYSE Trading as Former ICE Exec Becomes New CEO:** tZERO rings the bells at the NYSE and welcomes new CEO, David Goone!
2. **Ask a Security Token Advisor:** Ask anything on your mind related to blockchain-based anything!
3. **Ripple claims 'a very big win' in SEC case:** Ripple Labs was able to gain a victory against the SEC in its ongoing securities fraud case! Check it out!

Thanks for tuning in! Keep an eye out each Monday for the next security token adventure 🧗

Join the discussion on Discord!

Disclosures:

• No money or other consideration is being solicited, and if sent in response, will not be accepted;

• No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the platform of an intermediary (funding portal or broker-dealer); and

• A person's indication of interest includes no obligation or commitment of

https://newsletter.stomarket.com/p/spice-vc-gettin-spicy

6/27/2022 19:10:15

🦧 I bought a Bored Ape for $10

🏎️ The most sought after assets and NFTs are being democratized!


what's
drippin
BY JONAH SCHULMAN
I BOUGHT A BORED APE FOR $10

Welcome to the 37 new ***Rainmakers*** who have joined us since last week. Join the 2,587 others who are laughing, learning, and staying at the forefront of tech every week!

Subscribe now 🌴

Gooood morning, ***Rainmakers***! ☀️

As always, I have two captivating topics for you to dive into:

1️⃣ 🦧 **I bought a Bored Ape for $10!:** Now you can own tokenized shares of expensive assets and NFTs for the fraction of the price!

2️⃣ 🚔 **Another platform bites the dust:** The cryptocurrency marketplace, Uniswap, just got hit with a class-action lawsuit!

Without further ado, it's time to…

Get liquid 💧

What's Drippin' Subscribe


STM MARKET WATCH
04/09/22 - 04/16/22
TOP GAINERS
Realio Network
+49.38%
tZERO
+17.86%
Mt Pelerin
+9.50%
TOP LOSERS
Curzio Research
-12.66%
Exodus
-7.09%
AspenCoin (St. Regis)
-5.50%

Track them here! 📊

I bought a Bored Ape for $10

You heard me right.

I just bought a Bored Ape Yacht Club NFT for only $10!

No, I didn't steal it.

No, it's not fake.



It's 100% real and verified by the blockchain.

Okay, you are half right, but only because I am not a Singaporean citizen.

A couple of newsletters ago, [I discussed how Rally Road offers compliant fractional interests in NFTs and rare assets](), but the shares are unfortunately not tokenized.

Across the pond in Singapore, the InvestaX security token exchange is doing something similar except they are offering ***tokenized*** shares that represent ownership of a BAYC NFT!

Otherwise known as a ***security token!***


VERY NICE!

Let's break down how InvestaX made this all possible.

Firstly, they acquired a BAYC NFT for 94.69 Ethereum, which can be viewed by searching "2371" via OpenSea on the Bored Ape Yacht Club page.

That's one bored lookin' ape if you ask me.



The shares backed by this NFT will be given the ticker IXAPE.

Similar to how BAYC holders have special rights to perks and benefits, IXAPE holders also will have perks, but within the InvestaX ecosystem!

Some of these include:

- *Capital gains distributions from the NFT*
- *Potential Financial Distributions from Profits from other Activities related to the NFT*
- *Exclusive Membership or Community Access as InvestaX Preferred Clients*

and more!

Learn all about it here!

The InvestaX team has even personified the NFT and named it 'Howey Tez' after the 'Howey Test,' which is the test the SEC uses to determine whether or not an asset is a security.

You can read about Howey Tez's backstory here.

Out of all the investments I have come across in my time in the security token space, this has to be one of my favorites.

This investment is compliant, democratizes access to expensive assets, and even creates a subcommunity with perks and benefits!



It doesn't stop there!

Very soon, you will also be able to purchase a share of a very luxurious Ferrari.

IX Swap
@IxSwap · Follow

#IXSwap is listing: @curio_invest's Ferrari F12tdf $CT1 token

Trading opens April 26th, 12:00 pm UTC 🚀

ixswap.io/sto-listing-2-...



CT1
New STO Listing
Token
wCT1 / IXS
26th April 12:00PM UTC
app.ixswap.io

10:01 AM · Apr 22, 2022

♡ 36 Reply Share

Read 3 replies

Keep it up, InvestaX, I can't wait to see BAYC, Cryptopunks, and all of the top-tier NFTs/collectibles trading on your marketplace!

🚔 Another platform bites the dust

The Uniswap cryptocurrency trading platform is officially in hot water after *allegedly* allowing the trading of unregistered securities.

In the last year, did you by chance invest in any cryptocurrencies such as EthereumMax, Matrix Samurai, or Rocket Bunny?



AND MANY, MANY, MORE FUNNY NAMES!

If you did, you probably aren't too pleased with the returns.

Don't worry though, you may be entitled to compensation for your losses via a class-action lawsuit.

The lawsuit was filed by Kim & Serritella LLP and Barton LLP and aims to invite victims like Risley, who have lost money since last April on Uniswap, to sue the decentralized exchange and its backers, including famed VC firms like A16z and Paradigm.



If you did, you probably aren't too pleased with the returns.

Don't worry though, you may be entitled to compensation for your losses via a class-action lawsuit.

The lawsuit was filed by Kim & Serritella LLP and Barton LLP and aims to invite victims like Risley, who have lost money since last April on Uniswap, to sue the decentralized exchange and its backers, including famed VC firms like A16z and Paradigm.



In fact, this isn't the first time Uniswap has been involved in a lawsuit.

Last September, the SEC began investigating Uniswap Labs and the legalities around its platform.

We need regulation more than ever.

I just hope we get this figured out before more people get hurt.

💦 What else is Drippin'

1. Ask a Security Token Advisor: Ask anything on your mind related to blockchain-based anything!
2. Stripe to Let Clients Make Payments in USDC Stablecoin via Polygon – Starting With Twitter: One of the largest payment providers now accepts crypto!
3. SIX Digital Exchange Inks Partnership with Daura: Daura's SMEs can now issue private bankable securities in SDX's centralized depository!

Thanks for tuning in! Keep an eye out each Monday for the next security token adventure 🚀

Join the discussion on Discord!

Disclosures:

• No money or other consideration is being solicited, and if sent in response, will not be accepted;

• No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the platform of an intermediary (funding portal or broker-dealer); and

• A person's indication of interest includes no obligation or commitment of any kind

---

https://newsletter.stomarket.com/p/bought-bored-ape-10

6/27/2022 19:10:33

👑 Lil Pump is making us all royalty 🎤

Lil Pump is giving investors royalty rights to his music!


what's
drippin
BY JONAH SCHULMAN
LIL PUMP IS ON THE
BLOCKCHAIN

Welcome to the 49 new ***Rainmakers*** who have joined us since last week. Join the 2,629 others who are laughing, learning, and staying at the forefront of tech every week!

Subscribe now 🌴

Gooood morning, ***Rainmakers***! ☀️

As always, I have two captivating topics for you to dive into:

1️⃣ 👑 **Lil Pump is making us all royalty:** Lil Pump is giving investors royalty rights to his music via an STO.

2️⃣ 💄 **The 1st equity-backed security token IPO:** Oddity, a beauty-focused tech platform, plans to do something a company has never done before!

Without further ado, it's time to…

Get liquid 💧


STM MARKET WATCH
04/23/22 - 04/30/22
TOP GAINERS
TOP LOSERS
882 884 Pingree
+14.34%
Millennium Sapphire
-21.32%
15777 Ardmore St
+11.69%
INX Limited
-16.13%
15095 Hartwell St
+11.46%
Curzio Research
-14.84%

Track them here! 📊

👑 Lil Pump is making us all royalty 🎤

Remember those music Security-NFTs launched by Republic and Opulous a few months back?

Well, guess what, they're back... back again with a foolproof plan!


Guess who's back? Back again.

Opulous has officially partnered with Securitize to help with the facilitation of trading and investing in S-NFTs!

Securitize will be acting as the transfer agent and issuance platform to mint and issue the tokens to the eligible investors.

The tokens will be trading on the Opulous S-NFT proprietary trading platform... "supposedly."

I say supposedly because in order to legally trade securities in the US you have to do it through a registered BD/ATS.

If you don't it's a very gray area.


IT'S VERY GRAY

There are ways to whitelist investors to trade on decentralized platforms, but as

The good thing about this is if Opulous decides not to enter the gray area, they can easily list them on the Securitize Markets ATS - avoiding potential securities law violations.

And for those wondering what an S-NFT is, it's really a security and not an NFT at all.

My guess for the reason they call it a 'Security-NFT' is for marketing purposes, so the average person will understand it better.

Regardless of what you call it, we are talking security tokens representing royalties in HUGE music artists' singles!

Take a look at the upcoming and completed offerings directly sourced from the **Opulous website**:


S-NFT Sales
LIL PUMP
ARD ADZ
KYLE
TYGA

Imagine having the rights to royalties to your favorite music artists!

Stop imagining! This is a reality now.

Investors receive a wide range of benefits including the rights to royalties the single earns, DeFi staking and lending, secondary liquidity, and more!

This is massively advantageous from the artists' point of view as well.

How?

The artists receive upfront capital via the offering in exchange for a percentage of the royalty rights of their music.

In this case, Lil Pump raised $500K before the single was even released!

The single is now released and honestly pretty catchy! What do you think?


MONA LISA

Lil Pump feat. Soulja Boy — Mona Lisa

Listen to Lil Pump feat. Soulja Boy — Mona Lisa by SHOOVAL #np on #SoundCloud

By receiving cash upfront for this single, it protected Lil Pump against the downside in the scenario the single flops and doesn't earn a substantial revenue.

Cash is king!



Let's just hope Lil Pump knows a thing or two about securities laws and doesn't try to 'pump' his security too much or he may get in trouble with the SEC.

All jokes aside, this is super cool to me and will surely be a catalyst that brings security tokens to the mainstream.

Stay tuned to see what other artists follow this route!

🚨 The 1st equity-backed security token IPO

Imagine this...

It's IPO day and your favorite company is finally available on a public exchange!

The problem is when you invest the valuation is already likely sky-high.

The investors that had the opportunity to invest at lower valuations are feeling super happy, but you aren't.


That's not fair

That's odd, isn't it?

Why can't you get in early?

Imagine investing in Apple or Amazon before their IPO.

You would be rich!


WOW! YOU MUST BE RICH!

Luckily, due to the power of tokenization, it doesn't have to be an 'odd' thing anymore!

The company ***Oddity***, which is a consumer tech platform built to transform the $600B global *beauty* and wellness market, plans to allow investors to get in before the IPO.

This will be a security token equity-backed IPO, the first of its kind!

Of course, we had the INX security-token backed IPO last year, but INX offered profit-sharing rights... not equity!



Luckily, due to the power of tokenization, it doesn't have to be an 'odd' thing anymore!

The company ***Oddity***, which is a consumer tech platform built to transform the $600B global *beauty* and wellness market, plans to allow investors to get in before the IPO.

This will be a security token equity-backed IPO, the first of its kind!

Of course, we had the INX security-token backed IPO last year, but INX offered profit-sharing rights... not equity!


Hmm interesting...

The investment gets more interesting, as they are enabling investors to invest at a 20% discount of the IPO price.

Let's take a quick look at the deal terms.

Deal Terms:

- **Offering Platform:** Securitize
- **Structure:** Fixed discount convertible with a 20% discount to IPO initial share price
- **Price/Token:** $1,000
- **Minimum Investment Amount:** $1,000
- **Launch Date:** 04/26/22
- **Deadline:** 05/11/22
- **Allowed Investors:** US accredited

Read more about it here!

Put simply, they are merely doing a tokenized primary offering at a lower valuation than the planned IPO valuation, with the tokens restricted from trading until the IPO launches.

So, it doesn't look like these tokens will be trading, but they will add to the firepower in the security token primary issuance market.

This is just another unique use-case of security tokens at work!

💦 What else is Drippin'

1. STM X Arca: The first episode of our six-part series with Arca: "Tokenization for Institutions: What You Need to Know" just dropped!
2. Goldman Sachs Makes Its First Bitcoin-Backed Loan: The global investment bank allowed a borrower to use the cryptocurrency as collateral for a cash loan.
3. Hogan Lovells advises on the first Art Security Token Offering by a European Museum: Art is becoming a common use case for tokenization!

Thanks for tuning in! Keep an eye out each Monday for the next security token adventure 🧗

Join the discussion on Discord!

Disclosures:

• No money or other consideration is being solicited, and if sent in response, will not be accepted;

• No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the platform of an intermediary (funding portal or broker-dealer); and

https://newsletter.stomarket.com/p/lil-pump-making-us-royalty

6/27/2022 19:10:52

🏀 Security tokens have the hot hand

A French basketball team is doing an STO!


what's
drippin
BY JONAH SCHULMAN
SECURITY TOKENS
HAVE THE HOT HAND
ELAN BEARNAIS
PAU · LACQ · ORTHEZ

Welcome to the 29 new ***Rainmakers*** who have joined us since last week. Join the 2,649 others who are laughing, learning, and staying at the forefront of tech every week!

Subscribe now 🌴

Gooood morning, ***Rainmakers***! ☀️

As always, I have two captivating topics for you to dive into:

1️⃣ 🚓**The SEC doubles down on crypto enforcement:** The SEC has nearly doubled the number of employees to a total of 50 dedicated positions to help provide clarity in the blockchain realm!

2️⃣ 🏀 **Security tokens have the hot hand:** A professional basketball team in France is doing an STO! Fun fact, a couple of NBA players started on this team!

Without further ado, it's time to…

Get liquid 💧


STM MARKET WATCH
04/30/22 - 05/07/22
TOP GAINERS
4340 East 71 +37.04%
10617 Hathaway Ave +33.26%
1000 Florida Ave +27.33%
TOP LOSERS
Millennium Sapphire -80.12%
9943 Marlowe St -38.18%
Realio Network LTD -23.21%
Security Token Market

Track them here! 📊

🚓The SEC doubles down on crypto enforcement

SEC regulation is the talk of the town these days...

The question is when is the SEC going to step in and regulate the digital wild west??

Things are looking interesting as we have Elon Musk tweeting that Bored Apes are fungible, people making millions of JPEGs, and shitcoin charts looking like a blueprint of a rollercoaster ride.


Elon Musk
@elonmusk · Follow
I dunno ... seems kinda fungible
7:03 AM · May 4, 2022
477.7K
Reply
Share
Read 35.3K replies

I for one have been thoroughly entertained by all the madness, but the bad actors need to go bye-bye, and investors need to be protected.

The SEC is finally seeing the writing on the wall and doubling down on their crypto regulation and enforcement unit, so they can take on any kind of illegal activity.



They have nearly doubled the number of employees to a total of 50 dedicated positions to figure this mess out and take down all the bad actors!


I will find you...

> Chairman of the SEC, Gary Gensler, said it best: **"The Division of Enforcement's Crypto Assets and Cyber Unit has successfully brought dozens of cases against those seeking to take advantage of investors in crypto markets.**
> **By nearly doubling the size of this key unit, the SEC will be better equipped to police wrongdoing in the crypto markets while continuing to identify disclosure and controls issues with respect to cybersecurity."**
>
> SEC Chair, Gary Gensler

Since 2017, the unit has completed over 80 enforcement actions, with relief of more than $2B.

I imagine this number will be drastically higher when it's all said and done.

The unit aims to focus on these areas in particular:

- Crypto asset offerings
- Crypto asset lending and staking products
- DeFi
- NFTs
- Stablecoins

Don't hold your breath though, this could take a while.

After all, when you are dealing with such complexity, it's better to take your time and get to the bottom of the core issues.

🏀 Security tokens have the hot hand

Who else feels like security tokens are in a bit of a rhythm lately?

If this was a basketball game I'd say that security tokens definitely have the hot hand right now.



Well, that's convenient because I am talking about basketball! 😉

In fact, the French basketball team, Elan Béarnais, is keeping the hot streak alive by announcing an STO of their very own.

Well, that's convenient because I am talking about basketball! 😉

In fact, the French basketball team, Elan Béarnais, is keeping the hot streak alive by announcing an STO of their very own.

Elan Béarnais knows a thing or two about greatness as they have earned 4 French championships, with multiple players entering the NBA draft including Boris Diaw and Mickaël Piétrus.

Boris Diaw went on to be an NBA champion with the San Antonio Spurs, as well as earned the prestigious 'Most Improved Player' in 2006!

That man can ball.



Let's see if this new STO has what it takes to ball:

Deal Terms:

- **Offering Platform:** Securitize
- **Blockchain:** Avalanche
- **Instrument:** Profit-sharing
- **Ticker:** PBT
- **Fundraising Goal:** $9,500,000
  - Half reserved for French investors
- **Start Date:** 04/26/22
- **Price/token:** $.95
- **Minimum Investment:** ~$475
- **Lock-up Period:** 12 months

Learn more here!

According to the official press release, the token holders will not be traditional shareholders but represent the rights to profits that the basketball team earns.

It's not clear what percentage of profits it is at this time, but there are other rights investors have including privileged access to the upcoming offer relating to a real estate project:

"This project called Climate Technology Park will be a sustainable building complex, constructed in collaboration with eco-conscious companies that will host a training center, restaurants, a hotel, and more."



This is a unique benefit for token holders, but I personally would prefer equity in the basketball team, but this is still a very unique investment opportunity.

Let's hope this offering is a layup for the team, stay tuned!

💦 What else is Drippin'

1. **The Security Token Market Crowdfund has passed $6.5M from 1,144 people in pledges:** Pledge now and reserve your spot to invest with us!
2. **Securities Token Platform INX Digital Ends 2021 with $16.3M Loss:** INX is not off to a great start, but let's see if this trend continues.
3. **Algorand becomes the first US blockchain sponsor of FIFA World Cup:** One of the top blockchain protocols is making major marketing moves.

Everything in this report is for informational and entertainment purposes only. Nothing in this report should be taken as financial advice or as an inducement to purchase or sell any security. Nothing in this market report should be used as legal advice. Always do your own research before making any decisions regarding financial transactions of securities.

Disclosures:

• No money or other consideration is being solicited, and if sent in response, will not be accepted;

• No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the platform of an intermediary (funding portal or broker-dealer); and

• A person's indication of interest includes no obligation or commitment of any kind.--

https://newsletter.stomarket.com/p/security-tokens-hot-hand

6/27/2022 19:11:12

What's Drippin'

Subscribe

Sign in

🎖 A salute to a fallen comrade

The OSTKO security token will no longer be trading on tZERO or anywhere!



what's
drippin'
BY JONAH SCHULMAN
🎖 A SALUTE TO A FALLEN COMRADE
overstock

Welcome to the 24 new ***Rainmakers*** who have joined us since last week. Join the 2,667 others who are laughing, learning, and staying at the forefront of tech every week!

Subscribe now 🌴

Gooood morning, ***Rainmakers***! ☀️

As always, I have two captivating topics for you to dive into:

1️⃣ **Oasis Pro Markets $27M Series 🅰:** The ATS, Oasis Pro Markets, just closed $27M from some big hitters!

2️⃣ 🎖 **A salute to a fallen comrade:** The Overstock security token will stop trading on tZERO on June 10th, but why?

Without further ado, it's time to…

Get liquid 💧


STM MARKET WATCH
04/30/22 - 05/07/22
TOP GAINERS
Myra Park Investors LP
+8.33%
Dignity Gold
+5.96%
TOP LOSERS
Realio Network LTD
-55.84%
Mt Pelerin
-34.96%

Track them here! 📊

Oasis Pro Markets $27M Series 🅰

When it comes to the secondary trading of security tokens here in the US, all the talk has been focused on INX, tZERO, and Securitize Markets.

And that's valid because they have the most activity when it comes to secondary trading of security tokens.

With less than 100 ATSs approved in the US and the secondary market just starting to take off, there's still ample market share to take.

The current ATSs better be on watch as Oasis Pro Markets is poised to capture major market share.

In fact, they just announced the closure of a whopping **$27M Series A** from a multitude of big hitters around the globe.


There's a storm coming Mr Wayne...

Some of the big hitters include:

- Blizzard (Avalanche Blockchain's venture arm)
- UDHC
- Inveniam
- Mirae Asset Ventures
- Redwood Trust
- Gate Ventures
- TrustLabs
- LedgerPrime

All of these are super impressive, but it's the ***Redwood Trust*** investment that

All of these are super impressive, but it's the ***Redwood Trust*** investment that really gets me excited.

Redwood Trust is a publicly-traded equity on the NYSE under the ticker symbol RWT, and a leading resident MBS player in the world with billions of issuances each year!


ONE BILLION

The plan according to the CEO of Oasis, Pat LaVecchia, is to bring those issuances on-chain!

We had the pleasure to break the news of their Series A on our YouTube channel and discuss all the juicy details more in-depth.


Exclusive Coverage of The Oasis ...
Watch l...
Share
Security Token Market
SECURITY TOKEN INSIDER INTERVIEWS
OF OASIS PRO MARKETS | KYLE SONLIN
Watch on YouTube

I was pleasantly surprised to learn of the demand Oasis experienced when beginning its capital raise.

They initially planned to only raise $5M, but due to the strong demand, ended up closing the round at $27M, while still being oversubscribed!

Pat even hinted at a potential Series B coming later this year, but that's not set in stone as of now.

Either way, Oasis Pro Markets is a company I am personally and professionally excited to watch grow and bring more assets to the industry.

Congratulations to the team and we wish you all continued success!

🎖️ A salute to a fallen comrade

It comes with a heavy heart to announce that the Overstock ($OSTKO) security token will stop trading on tZERO on June 10th of this year.



The Overstock security token has been trading since April 27th of 2020 and held the highest market cap for all traded security tokens for almost the entirety of its existence.

The decision came during the Overstock.com annual shareholder meeting with the majority of the vote to convert the OSTKO preferred Stock back into common stock.

> CEO of Overstock, Jonathan Johnson, voiced the reasoning behind the decision:
>
> **"Going from three classes of stock to one will greatly simplify our capital structure going forward."**
>
> CEO of Overstock, Jonathan Johnson

What's interesting is as of 05/13/22 at market close there's a $3.33 price discrepancy between OSTKO and OSTK.

That means if OSTKO stopped trading today, all the shares would be converted into the common stock, OSTK - an easy arbitrage profit!


FREE
MONEY

It will be interesting to see if people pick up on this.

Although it's sad to see Overstock go, this security token is leaving a lasting legacy behind.

Let's take a trip down memory lane and look at all the beautiful things they did.


TODAY, I'M GONN TAKE A
LITTLE TRIP DOWN MEMORY LANE

A couple of years ago, Overstock issued a security token dividend to its common stockholders, which was in the form of preferred equity in Overstock.

Essentially, if you held 10 shares of the publicly-traded stock, OSTK, you were entitled to 1 share of the security token version traded as OSTKO on the tZERO marketplace, which at the time was a subsidiary of Overstock.

There were two reasons they did this:

1. To obtain users by 'forcing' OSTK common stockholders to redeem their tokenized dividend exclusively on tZERO
2. Get rid of the naked short interest in OSTK

Both were deemed successful as the userbase grew exponentially and the price shot up, which can be attributed to the removal of the naked short interest.

Let's get basic on Naked Shorts

*Naked shorting is the illegal practice of short-selling shares that **do not exist.***

Read more here!

So, when you issue a dividend, the number of outstanding shares is required to be counted; therefore, exposing the number of naked-short positions and forcing the positions to be covered, and shooting the price higher!

I guess the mentality here is there's nothing else that needs to be accomplished, so it's time to end the confusion and only have one share class.


I GUESS MY JOB HERE IS DONE

Let's hope tZERO has more tokens in its repertoire because this will be a big hit to its market cap.

💦 What else is Drippin'

1. The Security Token Market Crowdfund has passed $6.5M from 1,144 people in pledges: Pledge now and reserve your spot to invest with us!
2. Vertalo to Host Their Second DAAS Conference: Buy your ticket now to have an amazing time in Austin!
3. The Security Token Summit is Hosting Another Conference in NYC! Get your tickets while you still can!

Everything in this report is for informational and entertainment purposes only. Nothing in this report should be taken as financial advice or as an inducement to purchase or sell any security. Nothing in this market report should be used as legal advice. Always do your own research before making any decisions regarding financial transactions of securities.

Disclosures:

• No money or other consideration is being solicited, and if sent in response, will not be accepted;

• No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the platform of an intermediary (funding portal or broker-dealer); and

• A person's indication of interest includes no obligation or commitment of any kind.

---

https://newsletter.stomarket.com/p/salute-fallen-comrade

6/27/2022 19:11:30

🏗️ If you build it, they will come

STG just closed its Series A for $3M!

Jonah Schulman
May 23, 2022

Welcome to the 30 new ***Rainmakers*** who have joined us since last week. Join the 2,685 others who are laughing, learning, and staying at the forefront of tech every week!

Subscribe now 🌴

Gooood morning, ***Rainmakers***! ☀️

As always, I have a captivating topic for you to dive into:

1️⃣ 🏗️ **If you build it, they will come:** Our parent company, Security Token Group, just closed $3M via their Series A from some big hitters!

Without further ado, it's time to…

Get liquid 💧


STM MARKET WATCH
05/14/22 - 05/21/22
TOP GAINERS
Exodus +24.80%
INX Limited +16.13%
Millennium Sapphire +5.66%
TOP LOSERS
Mt Pelerin -21.97%
tZERO -12.87%
Overstock -7.78%

Track them here! 📊

🏗️ If you build it, they will come

Yes, I am referencing one of the most iconic baseball movies of all-time, *Field of Dreams*.




If you build it he will come.

There's something to the line "If you build it, they will come."

It reminds us of what we do and what we have accomplished at Security Token Market and Security Token Group (the holding company) over the past 4+ years.

Security Token Market was first formed after observing that there was a demand for information and data transparency of all things security tokens.

I mean, after all, we are talking about blockchain here!

Transparency is fundamental to what blockchain is.


FUNDAMENTAL
SNL

It looks to me that others saw the value in us as our holding company, Security Token Group, officially closed their Series A with $3M in the door!

Read more here:

Security Token Group Closes $3 million Series A, Strategic Investment from Blizzard Fund, Exodus,...

/PRNewswire/ -- Security Token Group ("STG", "Company", securitytokengroup.com), a venture studio focused on building financial infrastructure to support the...

How the team looked this week:



Thanks to Blue Bay Ventures, Avalanche (VC Blizzard Fund operated by Avalanche) Exodus, & many more investors who believed in us!

Thanks to Blue Bay Ventures, Avalanche (VC Blizzard Fund operated by Avalanche) Exodus, & many more investors who believed in us!

Let's hear from some of the investors and their reasons for investing:

GP of Blue Bay Ventures and Founder of the leading financial media brand in the Benelux region, Nico Pantelis (Slim Beleggen), shares his investment philosophy:


"Blue Bay Ventures is long-term bullish on the future of tokenized assets and securities. Security Token Group is the company that is smack in the middle of it all. Herwig and Kyle are extraordinary entrepreneurs, and we have full faith in the team's execution at STG. Its platform will certainly spearhead the adoption of the new security token industry in capital markets."
- Nico Pantelis, GP of Blue Bay Ventures
STM Security Token Market

The VP of Ava Labs, John Nahas, shares his viewpoint on the value we bring to the industry and why Avalanche (Blizzard Fund) invested in us:


"I first encountered Security Token Market through their podcast and quickly learned of their vital role in this industry. Security Token Group as a whole has led the way in tokenization education, adoption, market transparency, and community development."
- John Nahas, Vice President of Business Development at Ava Labs
STM Security Token Market

The CEO and Founder of Exodus, JP Richardson, shares his thoughts on his reason to invest:

Fun Fact: Exodus was the first tokenized Reg A+ offering to raise the full $75M … and they made it look easy!


"Security Token Group has continued to innovate since the inception of the security token industry. We could not be more excited to work closely with their team to drive the adoption of the digital securities sector. Security tokens have a massive opportunity to disrupt capital markets and create more efficient financial solutions."
- JP Richardson, CEO of Exodus
STM Security Token Market

There's only one thing left to do… let's get building! 🚧

If you missed out on this round, don't fret!

We are launching a crowdfund for the Security Token Market-specific business very soon.

There's only one thing left to do… let's get building! 🚧

If you missed out on this round, don't fret!

We are launching a crowdfund for the Security Token Market-specific business very soon.

Through our *Test The Waters* campaign, we have garnered pledges of more than $6.5M from 1,159 people around the world!

This means we are already more than 20% beyond capacity with the maximum we can raise being only $5M!

Reserve your spot and make an account on Securitize now:


Wall Street
Without Walls

Security Token Market Crowdfund

Securitize is powering Security Token Market's capital raise! Want in? Reserve your spot to invest when we go live!

💦 What else is Drippin'

1. **Digital Securities Marketplace ADDX Tokenizes PE Fund of Funds:** The Singapore-based exchange is expanding its tokenization applications.
2. **DMG Invests USD $1 Million in The INX Digital Company:** INX receives another inflow of capital via strategic investment.
3. **Opulous adds MFTs (Music Fungible Tokens), an SEC compliant music investment vehicle on the blockchain:** Fans receive royalties from artists.

Everything in this report is for informational and entertainment purposes only. Nothing in this report should be taken as financial advice or as an inducement to purchase or sell any security. Nothing in this market report should be used as legal advice. Always do your own research before making any decisions regarding financial transactions of securities.

Disclosures:

• No money or other consideration is being solicited, and if sent in response, will not be accepted;

• No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the platform of an intermediary (funding portal or broker-dealer); and

• A person's indication of interest includes no obligation or commitment of any kind.

https://newsletter.stomarket.com/p/build-will-come

6/27/2022 19:11:52

🇸🇬 Singapore Exchange Raises $58M

ADDX has eclipsed $120M in total funding!

Jonah Schulman
May 31, 2022



what's
drippin
BY JONAH SCHULMAN
SINGAPORE EXCHANGE
RAKES IN $58M
ADDX

Welcome to the 21 new ***Rainmakers*** who have joined us since last week. Join the 2,707 others who are laughing, learning, and staying at the forefront of tech every week!

Subscribe now 🌴

Gooood morning, ***Rainmakers***! 🌞

I hope everyone had a wonderful Memorial Day Weekend and had the chance to reflect, rejuvenate, and respect all those that have served and are currently serving. 🇺🇸

As always, I have two captivating topics for you to dive into:

1️⃣ 🇸🇬 **Singapore Exchange Rakes in $58M:** ADDX raised $58M for their security token exchange in Singapore to expand operations!

2️⃣ 👔 **Conference Week Recap:** Two security token conferences happened in the same week: Security Token Summit and Vertalo - with one main takeaway!

Without further ado, it's time to…

Get liquid 💧



STM MARKET WATCH
05/21/22 - 05/28/22
TOP GAINERS
Overstock +16.46%
tZERO +11.76%
Exodus +4.00%
TOP LOSERS
Millennium Sapphire -17.86%
Mt Pelerin -14.99%
Realio Network LTD -12.50%

Track them here! 📊

🇸🇬 Singapore Exchange Rakes in $58M

ADDX, a Singapore-based security token marketplace, just closed a MASSIVE capital raise of $58M, which brings their total capital inflows from investment up to $120M!

This round's participants were the Stock Exchange of Thailand (SET), UOB, Nasdaq-listed Hamilton Lane, and Thailand's Krungsri Bank.

These new investors are added to the already impressive cap table that includes SGX, Heliconia Capital, Development Bank of Japan, Japan Investment Corporation, Tokai Tokyo, Kiatnakin Phatra, and Hanwha Asset Management.

A huge congratulations are in order for the whole team.

That's right, give them a round of applause!



Congratulations!

I CAN'T HEAR YOU!





Much better.

This isn't surprising as ADDX has been around for some time now, originally under the name iSTOX, but has since rebranded and hasn't looked back.

I had the chance to speak with the ADDX team about what this capital inflow means:

> "In terms of geographies, Thailand, Japan and China have been key markets for ADDX outside Singapore. We work with strong partners to bring our digital securities exchange capability to issuers and investors in each of those markets. For example, in Japan, we worked with Tokai Tokyo, via their FSA license, to tokenise a real estate deal last year that was distributed to Japanese investors."
>
> Oi-Yee Choo, CEO of ADDX

ADDX is positioned quite well in Asia and looks to be a strong influence in other leading APAC nations such as Thailand, Japan, and China.

According to ADDX, some of the funding will go towards strategic initiatives, such as expanding the partnerships with issuers and supporting the launch of ADDX Advantage, a private market service for wealth managers.

From the Security Token Market point of view, we are excited to witness the expansion of security tokens not only in Singapore but in ADDX as well.

👔 Conference Week Recap

When can you name another time in history when two security token conferences happened in the same week?

Exactly, you can't.


THAT'S RIGHT!

This past week, there were two security-token-focused conferences, with one in NYC hosted by Security Token Summit and the other in Austin, Texas hosted by Vertalo!

This may not be a quantifiably exciting statistic, but it's definitely an important one.

The fact of the matter is these conferences are expensive and if there wasn't anything relevant transpiring in our industry then there wouldn't be any conferences, to begin with.

We are in unprecedented times and building the rails as fast as we can.



Half of the team had the opportunity to speak and partake at the NYC conference and the other half did the same at the Austin one.

Kyle moderated a thought-provoking panel that had some of the leading marketplaces around the world including ADDX, INX, Archax, and more.



Nosa James, Head of Product, and Jason Barraza, Head of Growth and Ops, also had the opportunity to participate.



I personally attended the Vertalo conference in Austin and they did not disappoint!

I was joined by Alec Beckman, Head of Partnerships, and Mike Lingle, CFO.


VERTALO

My main takeaway from the conference is that we are all moving in the right direction and the success of security tokens is inevitable.

The majority of us agree that a successful security token future is a future with investor protections, oversight from relevant regulators, and a blockchain-integrated financial system.

The question isn't if, but rather when.

Will I see you at the next security token conference?

You better

💦 What else is Drippin'

1. **The Security Token Market Crowdfund has passed $6.5M from 1,179 people in pledges:** Pledge now and reserve your spot to invest with us!
2. **Securitize Leverages Nemesis For VC Fund Tokenization:**
3. **Arca X STM Tokenization for Institution Series: What You Need To Know Ep. 2:** In this episode, Jonah Schulman, Peter Gaffney, and Annelise Osborne sat down to discuss what it will take for institutions to move into the blockchain scene.

Everything in this report is for informational and entertainment purposes only. Nothing in this report should be taken as financial advice or as an inducement to purchase or sell any security. Nothing in this market report should be used as legal advice. Always do your own research before making any decisions regarding financial transactions of securities.

Disclosures:

• No money or other consideration is being solicited, and if sent in response, will not be accepted;

• No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the platform of an intermediary (funding portal or broker-dealer); and

• A person's indication of interest includes no obligation or commitment of any kind.

https://newsletter.stomarket.com/p/singapore-exchange-rakes-58m

6/27/2022 19:12:13

🔒 Security tokens are the real stablecoins

The LUNA fiasco could have been prevented via regulation

Jonah Schulman
June 06, 2022

Welcome to the 14 new ***Rainmakers*** who have joined us since last week. Join the 2,717 others who are laughing, learning, and staying at the forefront of tech every week!

Subscribe now 🌴

Gooood morning, ***Rainmakers***! 🌞

As always, I have two captivating topics for you to dive into:

1️⃣ 🔒 **Security Tokens are the real stablecoins:** Security tokens are seen as more 'stable' assets compared to crypto because they are legally and compliantly backed by an underlying asset!

2️⃣ 🎶 **Tokenized Music Financing:** Hear how the multi-platinum artist, KYLE, is leveraging security tokens!

Without further ado, it's time to…

Get liquid 💧


STM MARKET WATCH
05/28/22 - 06/04/22
TOP GAINERS
Mt Pelerin +26.60%
Exodus +7.69%
tZERO +0.63%
TOP LOSERS
Enegra Group -10.90%
INX Limited -7.35%
Realio Network LTD -5.88%

Track them here! 📊

🔒 Security tokens are the real stablecoins

WOW!

I mean, the last few weeks in crypto have been absolutely ludicrous.

All the skeptics of our industry came out of their cave and were seen chanting "I told you so" after LUNA plummeted to almost zero and UST lost its peg to the USD.

WRONG!


They hate us cuz they anus

Just because one cryptocurrency project didn't come to fruition does not mean the rest of them will go up in flames.

Here's a reality check: It is factual that LUNA, Bitcoin, Ethereum, NFTs, and security tokens all run on the blockchain, but they are actually entirely different.

However, there's something to be said about regularity clarity for these types of assets and use cases.

I specifically became perplexed and quite worrisome when I read how the reboot of LUNA was being rolled out.


Esquire
LET'S GO

Jeff Dorman, the CIO, and Co-founder of Arca **compared the LUNA Re-org to a typical Chapter 11 bankruptcy restructuring.**

For those of you who don't know when a company goes bankrupt, the first parties to be paid out are the debt holders followed by the equity holders.

In the case of Terra, this is how the company 'appears' to be structured:

- Terra: The company

- LUNA: The equity of Terra

- UST: The debt of Terra

> Matt Levine from Bloomberg said it best regarding UST:
>
> **"UST, certainly, looks like debt: You buy a UST for a fixed amount ($1), and you expect to get back that fixed amount ($1), and while you hold it you earn interest. (For a while, you could get 19.5% interest on UST in the Anchor protocol, a part of the Terra ecosystem.) It was advertised as a safe investment, a way to**

LUNA looks like equity because it has no fixed value, it went up as the optimism for Terra grew and went down when Terra imploded.

However, because these are not securities (by the law at least) those distinctions and requirements are not relevant here.

LUNA 2.0 has since been launched and for the damaged UST and LUNA holders, they released the payout details to the 'debt-like' and 'equity-like' holders:

Calculating Stakeholder % ownership of Genesis Launch

Stakeholder	FDV ownership %	% unlocked at Genesis	CS % at Launch	Proportionate Ownership at Genesis
Community Pool	30%	100%	30%	59%
Pre-Attack LUNA	35%	30%	11%	21%
Pre-Attack aUST	10%	30%	3%	6%
Post-Attack LUNA	10%	30%	3%	6%
Post-Attack UST	15%	30%	5%	9%
	100%		51%	100%


Hmm interesting...

I know, very interesting indeed.

Why are the LUNA holders receiving a much higher distribution than the UST holders, if UST is supposed to be debt and LUNA is supposed to be equity?

Well, the answer to that is LUNA and UST aren't technically debt or equity, so they can do whatever they want.

That's exactly why we need regulation more than ever!

Many people are losing their life savings overnight.


IT'S TRAGIC.

The moral of the story here is to stay safe and always do your own research, but the wild west continues to become wilder.

🎶 Tokenized music financing

The era of music financing is being disrupted drastically by the implementation of blockchain technology.

Artists no longer have to seek music labels or outside financing to finance their music aspirations.

They also don't have to rely on the success of their music to ensure a return.

Did you catch that?

They also don't have to rely on the success of their music to ensure a return.

Did you catch that?

"They also don't have to rely on the success of their music to ensure a return."


IT'S TOO GOOD
TO BE TRUE

That's exactly what the multi-platinum artist KYLE is doing here.

Due to the fact that KYLE has enjoyed 2B streams and over 650M views on YouTube across his content, he has curated a strong community and fans of his music, which enables additional monetization opportunities.

KYLE has contracted Opulous and WeFunder to offer a rare investment opportunity for his fans and interested parties to capture **royalties** to the performance of his album, ***It's Not So Bad.***


MAYBE IT'S NOT SO BAD
NETFLIX

Once the round closes, KYLE will receive the upfront capital from investors in return for royalty rights tied to the album's performance.

Let's take a look at the deal terms:

Deal Terms:

- **Location:** Wefunder
- **Sale Date:** Wednesday, June 1st, 2022.
- **MFT:** Kyle *It's Not So Bad* (full album)
- **Campaign Amount:** USD $550,000
- **Royalty Split:** 27.5%
- **Price Per Token:** $1
- **Tokens Available:** 550,000
- **Minimum Investment Amount:** $200
- **Bonus perks:** Artwork NFTs with perks including VIP experiences, a studio session with KYLE, and exclusive merchandise

---

It looks to me that Opulous has finally figured out the acronym for their investment products, **MFT** (music fungible token).

At first, they wanted to attract the mainstream by calling these investment products S-NFTs, which stood for Security-NFT.

They have since rebranded to MFT, which makes more sense because they are offering fungible securities and not non-fungible securities.

As of 06/02/2022, they have raised $152,153 from 263 investors and counting.

> A quote from KYLE sums this opportunity up pretty well:
>
> *"I wanted to release a whole MFT album with Opulous so that my fans and I can get closer to a model of becoming successful as a unit, redefining success together. Sharing this experience with fans and maybe even friends and family is a valuable thing. I don't think anything will be able to match the feeling as we cross the finish line together."*
>
> *- KYLE*

Congratulations to the team and everyone who was involved - we look forward to seeing more opportunities like this!



💦 What else is Drippin'

1. **The Security Token Market Crowdfund has passed $6.6M from 1,179 people in pledges:** Pledge now and reserve your spot to invest with us!
2. **Former OpenSea exec arrested and charged with insider trading of NFTs:** Just because they aren't deemed securities doesn't mean it's the wild west always.
3. **STO Exchange ERX Starts Distributing Rental Income To SIRIHUB Token Holders:** Dividends for security token holders of Sirihub!

Everything in this report is for informational and entertainment purposes only. Nothing in this report should be taken as financial advice or as an inducement to purchase or sell any security. Nothing in this market report should be used as legal advice. Always do your own research before making any decisions regarding financial transactions of securities.

Disclosures:

• No money or other consideration is being solicited, and if sent in response, will not be accepted;

• No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the platform of an intermediary (funding portal or broker-dealer); and

• A person's indication of interest includes no obligation or commitment of any kind.

https://newsletter.stomarket.com/p/security-tokens-real-stablecoins

6/27/2022 19:12:40

Binance danced to the wrong beat

The SEC believes the Binance $BNB token could be an illegal security!

Jonah Schulman
June 13, 2022


what's
drippin'
BY JONAH SCHULMAN
BINANCE DANCED
TO THE WRONG BEAT
BINANCE

The Security Token Market tokenized crowdfund is approaching fast... Q3 FAST!

Are you ready to invest yet? We are more than 20% beyond capacity with more than $6.6M pledged from 1,179 people around the globe!

Sign-up to invest

Gooood morning, ***Rainmakers***!

As always, I have two captivating topics for you to dive into:

1️⃣ **Binance danced to the wrong beat:** The BNB token is under investigation by the SEC for being an unregistered security! Did they break any laws?

2️⃣ **ADDX adds to their toolkit:** ADDX did something no other security token marketplace has ever done before... and it might be a huge catalyst!

Without further ado, it's time to…

Get liquid 💧


STM MARKET WATCH
06/04/22 — 06/11/22
PRICE % VOL
MSTO $0.60 +36.6% $636,497
TZROP $5.10 +6.25% $290,074
OSTK $27.50 +1.85% $472,324
PRICE % VOL
RST $0.26 -16.1% $3,854
MPS $7.88 -15.1% $21,820
INX $0.58 -7.9% $98,737
STM Security Token Market

Track them here! 📊

🛑 🕺 Binance danced to the wrong beat

Binance. Binance. Binance.

You were one of the first trading platforms that went mainstream.

You have amassed over 30 million users and $7 Trillion in trading volume in 2021 and a profit of more than $900M in 2020.

On the surface, those financial statistics are incredible, but when you look under the hood... it doesn't look great.


You looked under my hood?

I personally didn't look under the hood, but the SEC has!

In fact, they are literally looking right now.



The SEC is investigating whether or not the ICO they conducted in 2017 was a sale of unregistered securities.

An important thing to keep in mind is that the SEC exclusively has oversight of the US jurisdiction for all matters relating to securities.

This means, that if Binance dealt with non-us investors the SEC wouldn't be touching them.

Firstly, let's break down what constitutes a security in the US via ***The Howey Test:***

This test is a way for the SEC to analyze if a project should be viewed as a security or not.

The Howey Test:

1. Is there an investment of money?

2. Is there an expectation of profits from the investment?

3. Is there an investment of money in a common enterprise?

4. Is there a profit that comes from the efforts of a promoter or third party?

Binance offered 100 million BNB tokens for $.15 and all tokens were sold for a total capital raise of $15M.

50% of the supply went to investors and the executive team, while the other half went to the public.

The part that perplexes me the most is the fact that BNB uses an auto-burn mechanism to increase the scarcity and value of the token.

In order to do this, they use 20% of their profits to buy back and burn the BNB tokens until half of the supply has been burned.

Do you know what happens to token prices when the supply is reduced?



It goes up!

To me, it sounds like an indirect dividend distribution to token holders.

The BNB holders may not be given the direct distributions of Binance's profit, but their token appreciates in value from the burning mechanism which occurs via profits; therefore, holders are being rewarded for the company's performance.

Unfortunately for Binance, this looks a little suspect to me.

Unfortunately for Binance, this looks a little suspect to me.


nervous fake laughter

In the scenario that BNB is been deemed an illegal security, it's okay because there's a nice, warm, and compliant home for them in the form of a security token!

This would cause ripple effects (no pun intended) throughout the industry and many other blockchain projects would be on watch.

🛠ADDX adds to their toolkit

ADDX just raised $58M from massive legacy financial incumbents, but the pedal is still to the medal as they just announced something arguably bigger.

They figured out a way to expand their accredited investor base by recognizing cryptocurrencies as financial assets.

They are now the first financial institution in Singapore to recognize cryptocurrency assets for the purposes of onboarding accredited investors!


OH, WOW!
peacock

What does this mean?

It means that more investors will be able to participate in security token investing in Singapore with ADDX at least for now.

After all, in Singapore, all of the private placements and opportunities in security tokens have been exclusive to accredited investors, but have been excluding crypto whales from qualifying.

This announcement could be a catalyst as the crypto investors who now qualify as accredited already understand tokenized assets; therefore, investing in security tokens is a no-brainer for them.

I think it's safe to say if it hasn't been said already, that cryptocurrencies are here to stay and they are going mainstream.

I think it's safe to say if it hasn't been said already, that cryptocurrencies are here to stay and they are going mainstream.

> ADDX CEO Oi-Yee Choo had this to say:
> "Cryptocurrencies are here to stay. They no longer exist only on the fringes of wealth and investment conversations. With a large minority of investors owning crypto, it is reasonable for these digital assets to be recognized as a part of one's portfolio – not unlike any other assets that can be valued in the marketplace, such as real estate or equity.
>
> Investors increasingly expect a seamless view of their complete holdings because their traditional wealth and crypto wealth ultimately belong to a single portfolio. They want the best of both worlds. At a time when the markets are volatile, this move is also designed to enable crypto investors to diversify into the regulated private markets, which tend to be more stable across different phases of market cycles."
>
> ADDX CEO Oi-Yee Choo

Well, folks there you have it - the world is adopting crypto and the compliant security token world is welcoming them in.

What are you waiting for?


WAGMI

💦 What else is Drippin'

1. **The Security Token Market Crowdfund has passed $6.6M from 1,179 people in pledges:** Pledge now and reserve your spot to invest with us!
2. **SEC Investigating UST Stablecoin Blowup in Fresh Threat to Terra:** The whole Terra fiasco is being investigated and it doesn't look good for them.
3. **Realio Announces Its Plans to Trade the Realio Security Token on the tZERO ATS:** Another new security token listed on tZERO?

Everything in this report is for informational and entertainment purposes only. Nothing in this report should be taken as financial advice or as an inducement to purchase or sell any security. Nothing in this market report should be used as legal advice. Always do your own research before making any decisions regarding financial transactions of securities.

Disclosures:

• No money or other consideration is being solicited, and if sent in response, will not be accepted;

• No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the platform of an intermediary (funding portal or broker-dealer); and

• A person's indication of interest includes no obligation or commitment of any

📈 💼 tZERO is goin' through changes

A new token listing could be the catalyst we need!

Jonah Schulman
June 20, 2022

The Security Token Market CROWDFUND OFFICIALLY HAS A LAUNCH DATE!

This will be publicly announced tomorrow, but since you are a loyal subscriber - I wanted to let you know first.

Hint: It goes live in the first week of July!

Are you ready to invest yet?!

We are more than 20% beyond capacity with more than $6.6M pledged from 1,179 people around the globe!

Have you made an account on Securitize?
We are oversubscribed!

- Yes
- No, but I'm planning on it

Login or Subscribe to participate in polls.

Sign-up to Invest 🌴

Gooood morning, ***Rainmakers***! 🌞

As always, I have two captivating topics for you to dive into:

1️⃣ 🧾 **The new crypto bill has it all:** The new bipartisan bill appears to hit the nail on the head on what we desperately need!

2️⃣ 📈 💼 **tZERO is goin' through changes:** New high-profile executives and a change-up with the tokens trading!

Without further ado, it's time to…

Get liquid 💧


STM MARKET WATCH
06/12/22 — 06/18/22
PRICE % VOL
MYRA $1.30 +8.3% $490
TZROP $4.30 +3.6% $307,997
PRICE % VOL
MST $0.29 -54.7% $575,487
MPS $5.59 -23.0% $53,567


STM MARKET WATCH
06/12/22 — 06/18/22
PRICE % VOL
MYRA $1.30 +8.3% $490
TZROP $4.30 +3.6% $307,997
HCS $1587 +1.0% $9,554
PRICE % VOL
MST $0.29 -54.7% $575,487
MPS $5.59 -23.0% $53,567
RST $0.19 -20.8% $19,183
Security Token Market

Track them here! 📊

🧾 The new crypto bill has it all

Let's start this section with a powerful quote:

"We're regulating this 21st-century technology with 20th-century regulations. It's time for an upgrade, and the Lummis-Gillibrand plan accomplishes that."

I don't think there's a better quote that really sums up the current state of the industry.

The funny thing is…

The definition of a security was established by the SEC in 1946 and obviously did not take into consideration any digital assets or securities.

In the year 1946, we were celebrating the end of WWII, and infatuated with Marilyn Monroe 😍



This tells me we need a **major** revamp of what constitutes a security or not.

Luckily for us, U.S. Senators Kirsten Gillibrand (D-NY) and Cynthia Lummis (R-WY), introduced the Responsible Financial Innovation Act, which is a landmark bipartisan legislation that will create a complete regulatory framework for digital assets.

I've seen a lot of bills and this one seems to hit the nail on the head on what we desperately need.

Here are a few takeaways from the bill with my thoughts in blue:

Here are a few takeaways from the bill with my thoughts in blue:

- Creates a clear standard for determining which digital assets are commodities and what types are securities, providing clarity and structure for businesses and regulators
    - Love this because we need to demarcate what is a security and what is a commodity. Many people argue all cryptos are commodities, while others say securities. I think there is a little bit of both right now.
- Assigns regulatory authority over digital asset spot markets to the CFTC.
- Defines and creates requirements for stablecoins that will protect consumers and markets and promote faster payments.
    - There's a lot of uncertainty on where the stablecoins reserves come from, so I think clarity around that would boost a lot of people's confidence levels.
- Requires a study on digital asset energy consumption
    - So much speculation and concern around the energy consumption (especially PoW) of miners and crypto -this would be great to have an official study conducted and analyzed.
- Directs the CFTC and the SEC to study and report on the development of a self-regulatory organization (SRO) and develop a proposal for its creation.
- Provides a regulatory sandbox for state and federal regulators to collaborate on innovative financial technologies.
    - This reminds me of Singapore's regulatory sandbox and something that has drastically helped Singapore be in the position they are in today. This sandbox will allow issuers to experiment right alongside regulators to determine the feasibility on all types of blockchain use cases.

There are a lot of great attributes in this bill and even if this bill isn't passed I hope some of these are at least looked at.

Read more about it here:



Lummis, Gillibrand Introduce Landmark Legislation To Create Regulatory Framework For Digital Ass...

The official website of U.S. Senator Kirsten Gillibrand. Proud to serve New York in the United States Senate.

📈 💼 tZERO is goin' through changes

In the last few months, tZERO has gone through some pretty hefty changes, but that's not necessarily a bad thing.


WE'RE GOING THROUGH
CHANGES

For starters, they added three financial markets experts to their repertoire.

For starters, they added three financial markets experts to their repertoire.

Their new CEO, David Goone was previously an executive at ICE (parent company of the NYSE).

Additionally, in lieu of the significant minority stake investment the NYSE took in tZERO, they appointed two more individuals to the Board of Directors:

1. Edwin Marcial, former Senior Vice President and founding Chief Technology Officer of ICE
2. Michael Blaugrund, COO of NYSE


DAMN
Looking Good

CEO, David Goone had this to add on the new appointees:

"I am delighted to welcome two new, highly talented senior business leaders to our Board, bringing decades of capital markets expertise," said Goone. "In terms of building businesses, with Edwin's strong technology background and Michael's in-depth knowledge in financial services, these new Board members will help shape tZERO's long-term success."

David Goone - CEO of tZERO

Looks to me that tZERO is well-equipped to help take this industry to the next level.



The new appointees haven't been here long, but they seem to already be making serious moves.

If you didn't notice, the OSTKO security token has officially stopped trading altogether.

The reason behind this was to eliminate confusion on the three different share classes and convert them all into one.


THAT MAKES SENSE

From the surface, it appears like it could be a big hit to the industry because it was one of the leading security tokens, but tZERO has bigger plans.

It's been a little bit delayed, but the listing of XY labs appears to be imminent.

From the surface, it appears like it could be a big hit to the industry because it was one of the leading security tokens, but tZERO has bigger plans.

It's been a little bit delayed, but the listing of XY labs appears to be imminent.

And let me tell ya, this listing may be a catalyst for security token trading volume.

Why?

There are **24,000** shareholders who have a stake in XY Labs looking for a liquidity solution and they are about to get it!

Check them out!

XY Labs is about to get liquid.



On top of that, Realio announced they would be choosing tZERO as their listing destination for the RST security tokens.

Check Realio out here.

2022 is shaping up to be the year of security tokens!

💦 What else is Drippin'

1. Goldman Sachs begins trading its first-ever Ethereum derivatives products: TradFi meets DeFi once again.
2. Rich Glory Coin STO: A new STO is available on Securitize!
3. Class Action Suit Accuses Binance.US Of Securities Fraud For Misleading LUNA/UST Investors: The LUNA fiasco has just only begun.

Everything in this report is for informational and entertainment purposes only. Nothing in this report should be taken as financial advice or as an inducement to purchase or sell any security. Nothing in this market report should be used as legal advice. Always do your own research before making any decisions regarding financial transactions of securities.

Disclosures:

• No money or other consideration is being solicited, and if sent in response, will not be accepted;

• No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the platform of an intermediary (funding portal or broker-dealer); and

• A person's indication of interest includes no obligation or commitment of any kind.

https://newsletter.stomarket.com/p/tzero-goin-changes

6/27/2022 19:13:33

What's Drippin' Subscribe

📅 On July 6th something is happening...

The Security Token Market crowdfund goes live July 6th!

Jonah Schulman
June 27, 2022

The Security Token Market crowdfund is launching in nine days on... **July 6th!**

Complete your account 🌴

In the Miami area?

Come celebrate the launch of our crowdfund at Marlins Park on Friday, July 15th!

RSVP Here 🎉

📅 JULY 6TH is the date we go live!

What's the most valuable asset a firm can have?

It's not capital.

It's not human capital either.

It's community.

When all else fails and you are out of resources, but still have a strong **community** supporting you - you'll make it!



When you really break it down, a community consists of two key concepts:

1. A group of people that share the same or similar core beliefs.
2. Being a part of something bigger than yourself.

A community can represent many things.

It can be a fan base, a university, a ***company*** - you name it!

Not too long ago, the WallStreetBets ***community*** seemed to have a stronghold on the financial markets.



That's because they did!

A community of around 10 million retail investors came together with one common goal - to take back the power and greed away from the institutional investors or "the suits."

And oh boy did they make head-way and shake some of the traditional institutions.



The point I am trying to make is - if you have a strong enough purpose and community behind your mission, there are no limits to what you can achieve.

We at Security Token Market (STM) have been cultivating a community with a similar purpose...

To democratize access to the quantitative and qualitative data of security tokens.

Real quick, let's take a look at the current state of the capital markets:

Important note: Before a company can trade on a public exchange like the NYSE, it has to IPO. Before it IPOs, the company is a privately-owned company (with many restrictions on who can invest).

Investment example: ***Facebook***

Privately-owned: Exclusive to accredited investors & institutions

- Facebook was founded in 2004.
- Raised approximately **$2B** in private funding from companies like Goldman Sachs, Founders Fund, Microsoft, Artis Ventures, and many other institutions and accredited investors like Peter Thiel.

Publicly-owned: Open to all investors

- IPO'd on May 18th, 2012 at a valuation of $100B!

Comparison Results:

- Investors who had the opportunity to invest in the private-rounds cashed out big!
- Investors who got in after the IPO - have experienced minuscule returns in proportion to the pre-IPO investors.

Do you see the issue here?



Okay, I know this is fascinating, but let's bring that creepy nodding back a notch.



Much better!

The good news is there's a new era of the capital markets emerging.

That's where STM comes in.

Over the past 4 years, through consistency, diligence, and getting into the weeds - STM has emerged as a trusted source of security token data and media!

We want our community to feel confident at all times.


NETFLIX

That's why we have officially concluded our ***Test The Waters*** fundraising campaign to develop a revamped data and media platform for our **community** to leverage!

It depends on you, our community!🌴

Are you with us?

More than 1,200 people from 20 countries have pledged $6.5M+ to invest!

Are you with us?

More than 1,200 people from 20 countries have pledged $6.5M+ to invest!

Complete your Securitize ID profile to be ready when we launch on July 6th.

Sign-up to Invest 🌴

Look out for crowdfund-related content throughout the week including a live Webinar with Securitize!


SECURITY TOKEN MARKET
CROWDFUND WEBINAR WITH
SECURITIZE
STM
JOIN US
@STOMARKET
LIVE
WEBINAR

Everything in this report is for informational and entertainment purposes only. Nothing in this report should be taken as financial advice or as an inducement to purchase or sell any security. Nothing in this market report should be used as legal advice. Always do your own research before making any decisions regarding financial transactions of securities.

Disclosures:

• No money or other consideration is being solicited, and if sent in response, will not be accepted;

• No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the platform of an intermediary (funding portal or broker-dealer); and

• A person's indication of interest includes no obligation or commitment of any kind.

Crowdfunded securities are generally offered by early-stage companies and investors should be prepared to lose some or all of their investment. Investors should read all of the risks and disclosures prior to making any investment decisions.

https://newsletter.stomarket.com/p/july-6th-something-happening

6/27/2022 19:13:47

👋 Friday Forecast: Hello World

Welcome to Friday Forecast by Jason Barraza

Jason Barraza
January 07, 2022


WHAT'S DRIPPIN'
FRIDAY FORECAST
JAN 7
< HELLO WORLD />

Security Token Market

We have officially surpassed the maximum fundraising goal of $5M via **800+** pledges from **20+** countries and **6** continents totaling over **$5.2M**!

We can only accept $5M total, so make sure you reserve your spot before it's too late!

Reserve Now! 🌴

Gooood Morning, ***Rainmakers!*** ☀️

Happy 2022! With a new year kicking off I thought I'd bring you a new(ish) newsletter:

What's Drippin: Friday Forecast

What's Drippin: Friday Forecast

What's this?

I'll walk you through the layout in a sec, but essentially, I thought...

"If our rainmakers are starting off their week with Jonah's informative, creative, and funny newsletter... shouldn't they also end their week on a high note? 🤔"

- Me, December 2021

Yes, so here it is!

For the coders out there:

"Hello World"

Wait, who are you though?

Good question!

So, my name is **Jason** (you can call me Token Papi for short).

I'm Head of Growth and Operations at Security Token Market where I make sure our content gets to you in a timely fashion, while finding great opportunities for you all to both learn and take advantage of security tokens!

In addition, I'm also an advisor at Security Token Advisors (our sister company), helping companies tokenize themselves or individuals tokenize their asset. I'll dive a bit deeper into that later :)

So on a more fun note, who am I... like actually though 👇

Let's get basic on Jason:

- I'm a Chipotle connoisseur: My record is eating Chipotle 7 days straight... beat that 😋
- I'm a proud Mexican that envisions a world where the capital markets are democratized, giving everyone an equal chance at growing their wealth... keep an eye out for something new coming soon 🇲🇽
- Working out is a must every morning with Token Boy **John Pittman**, co-founder **Herwig Konings**, and Head of Production **Nick Steffen**... we should tokenize a gym 💪

Enough about me, let's dive into **the layout!**

Here's the "forecast" on what to expect 👇

1️⃣ **Security Token Advisors Client Spotlight:**

As mentioned earlier, Security Token Market has a sister company called Security Token Advisors (STA). This is a group of consultants helping business go public while staying private...

1️⃣ **Security Token Advisors Client Spotlight:**

As mentioned earlier, Security Token Market has a sister company called Security Token Advisors (STA). This is a group of consultants helping business go public while staying private...


REALLY? HOW?

Through security tokens!

STA helps clients structure their token, connects them with the right partners, finds liquidity strategies, and helps list on exchanges.

👉 the whole token process enchilada!

In this section, you'll typically find a spotlight on one of STA or STM's current or past clients so every week you get to read on a real company and their token!

2️⃣ **Security Token Market Top 5:**

The STM team creates A LOT of content every single week just for YOU... and there's more coming, so stay tuned 😉

That being said, sometimes you might miss a few.

So, here you'll find the **top 5** pieces of content you should check out!


seventeen
WELL I'M PRETTY COMPETITIVE

Every STM content creator reading this right now

3️⃣ **Leak of the Week:**

This is going to be a fun portion to catch the *hottest* topic in crypto (not just tokens) of the week!

Did someone get sued? You might read about it here.

Is there new regulatory news? I gotchu.

Is Ethereum finally dead? Jonah will MAKE me write it here 😂

"I look forward to writing for all of you every week and hope you enjoy!" - Jason

As always, remember to follow us on Twitter, Instagram, LinkedIn, and now

Everything in this report is for informational and entertainment purposes only. Nothing in this report should be taken as financial advice or as an inducement to purchase or sell any security. Nothing in this market report should be used as legal advice. Always do your own research before making any decisions regarding financial transactions of securities.

Disclosures:

• No money or other consideration is being solicited, and if sent in response, will not be accepted;

• No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the platform of an intermediary (funding portal or broker-dealer); and

• A person's indication of interest includes no obligation or commitment of any kind

https://newsletter.stomarket.com/p/friday-forecast-hello-world

6/28/2022 11:48:25


youtube.com
YouTube
Search
STM
Security Token Market
2:03 / 15:32
Security Tokens Parte 2 | Crypto Con Leche Episodio #10
21 views • Jun 16, 2022
3
DISLIKE
SHARE
CLIP
SAVE
Crypto con Leche
17 subscribers
SUBSCRIBED
En este episodio continuamos la conversación acerca de los Security Tokens
Disclaimers:
• No money or other consideration is being solicited, and if sent in response, will not be accepted;
• No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the platform of an intermediary (funding portal or broker-dealer); and
Lando Norris Plays F1 22!
Lance Stroll on his career from Karting to F1 & what it took to...
KH (aka Four Tet) - BBC Music Introducing Stage, Glastonbur...
Steve Carell on Jon Stewart | 2022 Mark Twain Prize
Deep Look: HSNI, PUL Championship Weekend
Tesla CEO Elon Musk on Trump, Twitter, Job Cuts, Recession...
Most Experts Are Wrong About the Economy - Robert Kiyosaki...
How a 17 Year Old Max Verstappen Changed F1 Forever
Swedish House Mafia -

https://youtu.be/eBzHMAfN-R4?t=122

6/28/2022 12:44:53

Thread

Security Token Market 🌴 | Crowdfund launches 7/6!
@STOmarket

🌴 THE DATE IS SET! 🌴

After 254 days of 'Testing the Waters' & receiving $6.6M+ in pledges from 1.2K+ people around the globe...

I think it's safe to say the water is just fine.

Investing opens July 6th on @Securitize!

Mark your calendars! 📅

👉 securitize.io/invest/primary... 👈



1,616 views



Thread
1,616 views
9:02 AM · 6/21/22 · Twitter for iPhone
18 Retweets 6 Quote Tweets 39 Likes
Security Token Market | Crowdfund launches 7/6! ... · 6/21/22
Replying to @STOmarket
Legal: blog.stomarket.com/official-secur...
John Pittman | STM Crowdfund Launches July 6 @to... · 6/21/22
Replying to @STOmarket and @Securitize
Let's go!!

https://twitter.com/STOmarket/status/1539232173726769154?s=20&t=pBlxPvcFVmzIwREdAbkJRw
https://blog.stomarket.com/official-security-token-market-launches-test-the-waters-campaign-for-sto-crowdfund-518275b7708c

6/28/2022 12:45:03

← **Thread**

Security Token Market 🌴 | Crowdfund launches 7/6!
@STOmarket

🌴 The STM Tokenized Crowdfund Explainer Series Part 1 / 5

We learned how STM began, but what keeps the ship humming after all these years?

Listen to @KyleSonlin, @jonahschulman_ , and @nicksteffen_ break it down ⬇️

Full-video: youtu.be/eOLlg7FsEFc?t=...


KYLE SONLIN
CO-FOUNDER | CEO

136 views

12:35 PM · 6/28/22 · Twitter for iPhone

5 Retweets **9** Likes

Security Token Market 🌴 | Crowdfund launches 7/6! @ST... · 20h
Replying to @STOmarket
ICYMI,

Here's the first clip detailing how STM was started!


Thread
Security Token Market 🌴 | Crowdfund launches 7/6! @ST... · 20h
Replying to @STOmarket
ICYMI,
Here's the first clip detailing how STM was started!
STM
CROWDFUND
EXPLAINER
SERIES
2:20
23 views
Security Token Market 🌴 | Crowdfund launches 7/6! @ST... · 20h
Sign-up now to invest: id.securitize.io/#/registration
Security Token Market 🌴 | Crowdfund launches 7/6! @ST... · 20h
Disclosures: • No money or other consideration is being solicited, and if sent in response, will not be accepted;
• No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the
Security Token Market 🌴 | Crowdfund launches 7/6! @ST... · 20h
platform of an intermediary (funding portal or broker-dealer); and
• A person's indication of interest includes no obligation or commitment of any kind.

https://twitter.com/STOmarket/status/1541822688460783623?s=20&t=pBlxPvcFVmzIwREdAbkJRw

6/28/2022 12:48:03

← **Thread**

Security Token Market 🌴 | Crowdfund launches 7/6!
@STOmarket

The Security Token Market crowdfund is only 9 days away! 🌴

So it was only natural for @jonahschulman_'s newsletter to break down what this crowdfund and our community means to us on a deeper level:

🧵 👇



THE STM CROWDFUND
GOES LIVE JULY 6TH!
Security
Token

newsletter.stomarket.com
📅 On July 6th something is happening...

9:15 AM · 6/27/22 · Twitter Web App

12 Retweets **1** Quote Tweet **19** Likes

Security Token Market 🌴 | Crowdfund launches 7/6! @STO... · 1d
Replying to @STOmarket
What's the most valuable asset a firm can have?

It's not capital.

It's not human capital either.

Thread

It's not capital.

It's not human capital either.

It's community.

When all else fails and you are out of resources, but still have a strong community supporting you - you'll make it!

1 4

Security Token Market 🌴 | Crowdfund launches 7/6! @STO... · 1d

When you really break it down, a community consists of two key concepts:

1. A group of people that share the same or similar core beliefs.

2. Being a part of something bigger than yourself.

It can be a fan base, a university, a company - you name it!

1 3

Security Token Market 🌴 | Crowdfund launches 7/6! @STO... · 1d

Not too long ago, the WallStreetBets community seemed to have a stronghold on the financial markets.

A community of around 10 million retail investors came together with one common goal - to take back the power and greed away from the institutional investors or "the suits."

1 3

Security Token Market 🌴 | Crowdfund launches 7/6! @STO... · 1d

The point is - if you have a strong enough purpose & community behind your mission, there are no limits to what's achievable.

We at (STM) have been cultivating a community with a similar purpose...

To democratize access to the quantitative & qualitative data of security tokens.

1 3

Security Token Market 🌴 | Crowdfund launches 7/6! @STO... · 1d

Thread

We at (STM) have been cultivating a community with a similar purpose...

To democratize access to the quantitative & qualitative data of security tokens.

1 3

Security Token Market 🌴 | Crowdfund launches 7/6! @STO... · 1d

Real quick, let's take a look at the current state of the capital markets:

Investment example: Facebook

Privately-owned: Exclusive to accredited investors & institutions

Facebook was founded in 2004.

Raised approximately $2B in private funding from accredited investors.

1 5

Security Token Market 🌴 | Crowdfund launches 7/6! @STO... · 1d

Publicly-owned: Open to all investors

IPO'd on May 18th, 2012 at a valuation of $100B!
Comparison Results:

Investors who had the opportunity to invest in the private rounds cashed out big!

Investors at the IPO level experienced worse returns compared to the pre-IPO investors.

1 5

Security Token Market 🌴 | Crowdfund launches 7/6! @STO... · 1d

The good news is there's a new era of the capital markets emerging.

Over the past 4 years, through consistency, diligence, and getting into the weeds - STM has emerged as a trusted source of security token data and media!

We want our community to feel confident at all times.

1 4


Thread
Security Token Market 🌴 | Crowdfund launches 7/6! @STO... · 1d
The good news is there's a new era of the capital markets emerging.
Over the past 4 years, through consistency, diligence, and getting into the weeds - STM has emerged as a trusted source of security token data and media!
We want our community to feel confident at all times.
1 4
Security Token Market 🌴 | Crowdfund launches 7/6! @STO... · 1d
That's why we launched this fundraising campaign to revamp our platform for our community to leverage!
Are you with us?
More than 1,2k people from 20 countries have pledged $6.6M+ to invest!
Complete your Securitize profile to be ready on July 6th:
👉id.securitize.io/#/login👈
1 4
Security Token Market 🌴 | Crowdfund launches 7/6! @STO... · 1d
Disclosures:
• No money or other consideration is being solicited, and if sent in response, will not be accepted;
• No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the...
1 1 3
Security Token Market 🌴 | Crowdfund launches 7/6! @STO... · 1d
platform of an intermediary (funding portal or broker-dealer); and
• A person's indication of interest includes no obligation or commitment of any kind.
1 4

https://twitter.com/STOmarket/status/1541409934117593089?s=20&t=O_ja0UtZphTDZBB6-tRL3A

6/28/2022 12:49:07



Thread
Security Token Market | Crowdfund launches 7/6!
@STOmarket
Tomorrow... we are announcing something massive.
Something we have wanted to announce for months.
Although the markets are down, it doesn't change the fact that security tokens are the inevitable future.
Tomorrow... we announce the launch date of our tokenized crowdfund!
10:19 AM · 6/20/22 · Twitter Web App
21 Retweets 49 Likes
Security Token Market | Crowdfund launches 7/6! · 6/20/22
Replying to @STOmarket
Hundreds of people around the world have completed their accounts on Securitize!
What's stopping you?
id.securitize.io/#/registration
2
1
5
Security Token Market | Crowdfund launches 7/6! · 6/20/22
Legal: blog.stomarket.com/official-secur...
Jonah Schulman | Crowdfund launches 7/6! @jonah... · 6/20/22
Replying to @STOmarket
IM READY!
2
ABC Tokens @ABCtokens · 6/20/22
Replying to @STOmarket

https://twitter.com/STOmarket/status/1538889304642146304?s=20&t=Q_ja0UtZphTDZBB6-tRL3A
https://blog.stomarket.com/official-security-token-market-launches-test-the-waters-campaign-for-sto-crowdfund-518275b7708c

6/28/2022 12:49:28

← **Thread**

Security Token Market 🌴 | Crowdfund launches 7/6! · 5/18/22 ···

🌴HUGE ANNOUNCEMENT🌴

We are ecstatic to announce the closure of our parent company's $3M Series A!

Thanks to Blue Bay Ventures, @avalancheavax, @exodus_io, & many more investors who believed in us!

Hear from our investors on why they invested:

🧵⬇️

STG Security Token Group

prnewswire.com
Security Token Group Closes $3 million Series A, Strategic Investment from Blizzard Fund, Exodus,...

10 · 25 · 50

Security Token Market 🌴 | Crowdfund launches 7/6! · 5/18/22 ···

GP of Blue Bay Ventures and Founder of the leading financial media brand in the Benelux region, Nico Pantelis (@SlimBeleggen), shares his investment philosophy:


"Blue Bay Ventures is long-term bullish on the future of tokenized assets and securities. Security Token Group is the company that is smack in the middle of it all. Herwig and Kyle are extraordinary entrepreneurs, and we have full faith in the team's execution at STG. Its platform will certainly spearhead the adoption of the new security token



Security Token Market 🌴 | Crowdfu... @STO... · May 18 ···
The VP of @avalabsofficial, @SJohn_Nahas, shares his viewpoint on the value we bring to the industry and why @avalancheavax (Blizzard Fund) invested in us:

"I first encountered Security Token Market through their podcast and quickly learned of their vital role in this industry. Security Token Group as a whole has led the way in tokenization education, adoption, market transparency, and community development."

- John Nahas, Vice President of Business Development at Ava Labs

STM Security Token Market

Avalanche 🔺

1 3 9

Security Token Market 🌴 | Crowdfu... @STO... · May 18 ···
The CEO and Founder of @exodus_io, @jprichardson, shares his thoughts on his reason to invest:

Fun Fact: Exodus was the first tokenized Reg A+ offering to raise the full $75M ... and they made it look easy!

"Security Token Group has continued to innovate since the inception of the security token industry. We could not be more excited to work closely with their team to drive the adoption of the digital securities sector. Security tokens have a massive opportunity to disrupt capital markets and create more efficient financial solutions."

- JP Richardson, CEO of Exodus

STM Security Token Market

2 7

Security Token Market 🌴 | Crowdfund launches 7/6! ···
@STOmarket

There's only one thing left to do...

Let's get building! 🚧

If you missed out on this round, we are launching a crowdfund for the @STOmarket specific business.

We're more than 20% beyond capacity with 1,159 people pledging over $6.5M!

Pledge now:

Wall Street Without Walls
A Global Source of Data & News on Tokenized Assets



Thread

Let's get building! 🚧

If you missed out on this round, we are launching a crowdfund for the @STOmarket specific business.

We're more than 20% beyond capacity with 1,159 people pledging over $6.5M!

Pledge now:

Wall Street Without Walls
A Global Source of Data & News on Tokenized Assets

securitize.io
Security Token Market Crowdfund
Securitize is powering Security Token Market's capital raise! Want in? Reserve your spot to invest when we go live!

8:50 AM · May 18, 2022 from Miami, FL · Twitter for iPhone

View Tweet analytics

6 Likes

View thread in Reader

Tweet your reply Reply

Security Token Market 🌴 | Crowdfu... @STO... · May 18 ···
Replying to @STOmarket
Legal:blog.stomarket.com/official-secur...

3

Add another Tweet

https://twitter.com/STOmarket/status/1526908132454277121?s=20&t=Q_ja0UtZphTDZBB6-tRL3A

https://blog.stomarket.com/official-security-token-market-launches-test-the-waters-campaign-for-sto-crowdfund-518275b7708c

6/28/2022 12:49:40



Thread
Security Token Market 🌴 | Crowdfund launches 7/6!
@STOmarket
20% beyond capacity!
The security token market cap is going parabolic and you can own a piece of that through our crowdfund!
Pledge now, 1,110 others have: securitize.io/invest/primary...
Thank You
STM Security Token Market
$6.3M+ Pledged!
Join the hundreds of investors who have already pledged and pledge today!
LINK IN BIO!
11:03 AM · 4/22/22 · Twitter Web App
7 Retweets 2 Quote Tweets 21 Likes
Security Token Market 🌴 | Crowdfund launches 7/6! · 4/22/22
Replying to @STOmarket
Legal: blog.stomarket.com/official-secur...
1

https://twitter.com/STOmarket/status/1517519450194423809?s=20&t=Q_ja0UtZphTDZBB6-tRL3A
https://blog.stomarket.com/official-security-token-market-launches-test-the-waters-campaign-for-sto-crowdfund-518275b7708c

6/28/2022 12:49:53


Thread
Security Token Market 🌴 | Crowdfund launches 7/6!
@STOmarket
A huge thank you from the entire team to everyone who has pledged thus far!
We are working extremely hard to go live as soon as we can 🌴🤝
Pledge now: securitize.io/invest/primary...
Thank You
STM Security Token Market
1,051 Pledges!
Join the hundreds of investors who have already pledged and pledge today!
LINK IN BIO!
10:02 AM · 3/25/22 · Twitter Web App
4 Retweets 9 Likes
Security Token Market 🌴 | Crowdfund launches 7/6! · 3/25/22
Replying to @STOmarket
Legal: blog.stomarket.com/official-secur...
1
1

https://twitter.com/STOmarket/status/1507357313929261083?s=20&t=Q_ja0UtZphTDZBB6-tRL3A
https://blog.stomarket.com/official-security-token-market-launches-test-the-waters-campaign-for-sto-crowdfund-518275b7708c

6/28/2022 12:50:06


Thread
Security Token Market 🌴 | Crowdfund launches 7/6!
@STOmarket
🌴MILESTONE REACHED🌴
As of today, 1,006 people have reserved their spot to invest in the Security Token Market STO!
We can't wait to go live - trust me, we are working on it!
Pledge now: securitize.io/invest/primary...
Thank You
STM Security Token Market
1K+ Pledges!
Join the hundreds of investors who have already pledged and pledge today!
LINK IN BIO!
10:54 AM · 2/11/22 · Twitter Web App
7 Retweets 15 Likes
Security Token Market 🌴 | Crowdfund launches 7/6! @... · 2/11/22
Replying to @STOmarket
Legal: blog.stomarket.com/official-secur...
2

https://twitter.com/STOmarket/status/1492165271183839240?s=20&t=Q_ja0UtZphTDZBB6-tRL3A
https://blog.stomarket.com/official-security-token-market-launches-test-the-waters-campaign-for-sto-crowdfund-518275b7708c

6/28/2022 12:50:15


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Security Token Market | Crowdfund launches 7/6!
@STOmarket
Milestone reached!
We just passed $6M in pledges from 971 people!
1k pledges are on the horizon
Pledge now to reserve your spot to invest: securitize.io/invest/primary...
Thank You
Security Token Market
$6M+ Pledged!
Join the hundreds of investors who have already pledged and pledge today!
LINK IN BIO!
11:58 AM · 2/4/22 · Twitter Web App
7 Retweets 20 Likes
Security Token Market | Crowdfund launches 7/6! @... · 2/4/22
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Legal:
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SECURIT

https://twitter.com/STOmarket/status/1489644436657250304?s=20&t=Q_ja0UtZphTDZBB6-tRL3A
https://blog.stomarket.com/official-security-token-market-launches-test-the-waters-campaign-for-sto-crowdfund-518275b7708c

6/28/2022 12:50:27



Thread

Security Token Market 🌴 | Crowdfund launches 7/6!
@STOmarket

What. A. Week.

The security token industry hit a major inflection point this past week!

We couldn't be more grateful to position ourselves perfectly for the security token boom 💥

Our crowdfund should be going live next month👀

Join the fun with us:

Security Token Market
Wall Street Without Walls
A Global Source of Data & News on Tokenized Assets

securitize.io
Security Token Market Crowdfund

4:39 PM · 1/30/22 · Twitter for iPhone

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Security Token Market 🌴 | Crowdfund launches 7/6! · 1/30/22
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6/28/2022 12:50:41


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Security Token Market 🌴 | Crowdfund launches 7/6!
@STOmarket
Did you pledge to invest in the Security Token Market Crowdfund? 🌴
Comment below or fill out the Google Form with any questions you have and we promise to answer every single one of them!
Thanks!
RSVP Form
docs.google.com
2:08 PM · 1/20/22 · Twitter Web App
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Security Token Market 🌴 | Crowdfund launches 7/6! · 1/20/22
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El Mago @abupulga666 · 1/20/22
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Where's the field to ask questions ?
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Security Token Market 🌴 | Crowdfund launches 7/6! · 1/20/22
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https://twitter.com/STOmarket/status/1484241449067720709?s=20&t=Q_ja0UtZphTDZBB6-tRL3A
https://blog.stomarket.com/official-security-token-market-launches-test-the-waters-campaign-for-sto-crowdfund-518275b7708c

6/28/2022 12:50:51


Thread
Security Token Market | Crowdfund launches 7/6!
@STOmarket
Crowdfund update from CEO, @KyleSonlin!
We are now approaching 1k pledges and $6M
Time is ticking before we go live, folks!
Pledge now: securitize.io/invest/primary...
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6/28/2022 12:51:00



Thread

Security Token Market 🌴 | Crowdfund launches 7/6!
@STOmarket

PLEDGE GOAL SURPASSED!

We have officially received over $5.6M in pledges from 860 people!

Keep in mind the maximum we can raise is $5M via Reg CF rulings.

Make sure you reserve your spot to invest - we will be going live this quarter!

Invest now: securitize.io/invest/primary...

Thank You
STM Security Token Market
$5.6M+ Pledged!
Join the hundreds of investors who have already pledged and pledge today!
LINK IN BIO!

1:57 PM · 1/7/22 · Twitter Web App

5 Retweets 1 Quote Tweet 10 Likes

Security Token Market 🌴 | Crowdfund launches 7/6! @S... · 1/7/22
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https://blog.stomarket.com/official-security-token-market-launches-test-the-waters-campaign-for-sto-crowdfund-518275b7708c

6/28/2022 12:52:45


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🌴 The STM Tokenized Crowdfund Explainer Series Part 1 / 5
We learned how STM began, but what keeps the ship humming after all these years?
Listen to Kyle Sonlin 🌴 Jonah Schulman 🌴, and Nick Steffen 🌴 break it down ⬇️
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Disclosures: • No money or other consideration is being solicited, and if sent in response, will not be accepted;
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Security Token Market | Crowdfund goes live July 6th!
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The STM Tokenized Crowdfund Explainer Series Part 1 / 5
The inception of Security Token Market was a result of an unmet need in the industry!
Listen to Kyle Sonlin and Herwig STM Crowdfund goes live on July 6th tell you all about it
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Security Token Market 🌴 | Crowdfund goes live July 6th!
2,326 followers
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We are 10 days away from the launch of our crowdfunding campaign on Securitize!
When it comes to security token data and research, we have you covered.
Complete your account on Securitize to be ready when we launch!
👉 https://lnkd.in/dzsf5tuN
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Security Token Market 🌴 | Crowdfund goes live July 6th!
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• No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the platform of an intermediary (funding portal or broker-dealer); and
• A person's indication of interest includes no obligation or commitment of any kind.
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6/28/2022 12:56:02


Security Token Market 🌴| Crowdfund goes live July 6th!
2,326 followers
1w •

🌴THE DATE IS SET!🌴
After 254 days of 'Testing the Waters' and receiving $6.6M+ in pledges from more than 1,200 people around the globe...
I think it's safe to say the water is just fine!
Investing in our tokenized crowdfund will commence on *July 6th* via Securitize!
We are so elated and cannot wait for this offering to go live!
The only thing left to do is...
Mark your calendars & ensure you have an account set-up on Securitize! 📅
✍️ ⬇️
👉https://lnkd.in/dhe4Z8-x 👈

Legal: https://lnkd.in/e7aJapXU

JULY 6TH

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6/28/2022 13:56:33



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jacksonhblau 🌴 11/13/2021
We are currently in the testing the waters phase of our fundraiser you can pledge via this link!: https://securitize.io/security-token-market-crowdfund
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6/28/2022 13:56:54


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| announcements
TerpHeadRick 04/22/2022
Gm reminder
The security token industry is still in its infancy

DON'T FORGET WE ARE TOKENIZING OURSELVES!! $6.3M pledged from 1,110 people already! Reserve your spot to invest now!
(not financial advice)
https://t.co/dC5m9htm6E
DISCLOSURES:
• No money or other consideration is being solicited, and if sent in response, will not be accepted;
• No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the platform of an intermediary (funding portal or broker-dealer); and
• A person's indication of interest includes no obligation or commitment of any kind. (edited)
Securitize
Security Token Market Crowdfund
Securitize is powering Security Token Market's capital raise! Want in? Reserve your spot to invest when we go live!
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6/28/2022 13:57:14


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TerpHeadRick 04/01/2022
Gm reminder
The security token industry is still in its infancy

DON'T FORGET WE ARE TOKENIZING OURSELVES!! $6.2M pledged from 1,051 people already! Reserve your spot to invest now! (not financial advice)
https://t.co/dC5m9htm6E
DISCLOSURES:
• No money or other consideration is being solicited, and if sent in response, will not be accepted;
• No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the platform of an intermediary (funding portal or broker-dealer); and
• A person's indication of interest includes no obligation or commitment of any kind.
Securitize
Security Token Market Crowdfund
Securitize is powering Security Token Market's capital raise! Want in? Reserve your spot to invest when we go live!
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6/28/2022 13:57:41


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TerpHeadRick 03/25/2022
Gm reminder 🌴
The security token industry is still in its infancy

🌴 DON'T FORGET WE ARE TOKENIZING OURSELVES!! $6.2M pledged from 1,051 people already! Reserve your spot to invest now! 👇 (not financial advice)
https://t.co/dC5m9htm6E
DISCLOSURES:
• No money or other consideration is being solicited, and if sent in response, will not be accepted;
• No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the platform of an intermediary (funding portal or broker-dealer); and
• A person's indication of interest includes no obligation or commitment of any kind. (edited)
Securitize
Security Token Market Crowdfund
Securitize is powering Security Token Market's capital raise! Want in? Reserve your spot to invest when we go live!
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6/28/2022 13:58:02


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TerpHeadRick 04/22/2022
Gm reminder
The security token industry is still in its infancy

DON'T FORGET WE ARE TOKENIZING OURSELVES!! $6.3M pledged from 1,110 people already! Reserve your spot to invest now!
(not financial advice)
https://t.co/dC5m9htm6E
DISCLOSURES:
• No money or other consideration is being solicited, and if sent in response, will not be accepted;
• No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the platform of an intermediary (funding portal or broker-dealer); and
• A person's indication of interest includes no obligation or commitment of any kind. (edited)
Securitize
Security Token Market Crowdfund
Securitize is powering Security Token Market's capital raise! Want in? Reserve your spot to invest when we go live!
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6/28/2022 13:58:23


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TerpHeadRick 04/01/2022
Gm reminder
The security token industry is still in its infancy

DON'T FORGET WE ARE TOKENIZING OURSELVES!! $6.2M pledged from 1,051 people already! Reserve your spot to invest now! (not financial advice)
https://t.co/dC5m9htm6E
DISCLOSURES:
• No money or other consideration is being solicited, and if sent in response, will not be accepted;
• No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the platform of an intermediary (funding portal or broker-dealer); and
• A person's indication of interest includes no obligation or commitment of any kind.
Securitize
Security Token Market Crowdfund
Securitize is powering Security Token Market's capital raise! Want in? Reserve your spot to invest when we go live!
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6/28/2022 14:22:53


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The Security Token Show
@TheSTOShow
The STM Crowdfund is sponsoring this episode of the Security Token Show!
The @STOmarket crowdfund has officially announced their crowdfund date! With over 1,200 people pledging more than $6.6M.
Be ready for the launch on July 6th: id.securitize.io/#/
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The Security Token Show @TheSTOShow · Jun 27
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6/28/2022 14:27:22


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Security Token Market 🌴 | Crowdfund...
2,326 followers
2mo •
20% beyond capacity!
The security token market cap is going parabolic and you can own a piece of that through our crowdfund!
Pledge now, 1,110 others have: https://lnkd.in/dhe4Z8-x
Legal: https://lnkd.in/e7aJapXU
Thank You
STM Security Token Market
$6.3M+ Pledged!
Join the hundreds of investors who have already pledged and pledge today!
LINK IN BIO!
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6/28/2022 14:30:12


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Security Token Market 🌴| Crowdfund...
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3mo •
STM
A huge thank you from the entire team to everyone who has pledged thus far!
We are working extremely hard to go live as soon as we can 🌴🤝
Pledge now: https://lnkd.in/eJfqzM5K
Legal: https://lnkd.in/e7aJapXU
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Security Token Market
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6/28/2022 20:45:30


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Learn about Security Token Market's community and media studio in part one of our video explainer series.
The crowdfund goes live July 6th on Securitize!
Have you signed up to invest yet?
Sign-up here: https://id.securitize.io/#/registration
Disclosures: :
• No money or other consideration is being solicited, and if sent in response, will not be accepted;
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[Introduction to Security Token Market 🌴 The STM Tokenized Crowdfund Explainer Series: Part ⅕]

CF 1
===

[00:00:00] Hey, I'm Herwig Konings and I'm Kyle Sonlin and we're the founders of Security Token Market, a company we founded back in 2018 to bring together the security token industry and form the first community. Back at that time, there was nowhere to do research or understand what's going on in the market, whether that was.

Primary offerings with businesses, trying to fundraise and get everything off the ground all the way through to the secondary trading markets, where there were things moving from one place to another internationally, and no one had any clue what was going on without all this information, you couldn't learn about security tokens.

And so that was the first step, but it wasn't enough. No one was talking about it. So we started the first ever podcast and now over almost three years running and have a host of other media properties to go along with the security token show. Fast forward to today, we've got over 200 trading tokens, 20 billion in market cap that we're currently tracking from everywhere around the world and tens of thousands of global visitors all coming to [00:01:00] our platform to learn research and get

connected with the community.

And with that, let's go on a journey and learn more about Security Token Market. So first off, perfect. Maybe you should dive in and tell us where we got started. Let's do it. Kyle. And I actually both are university of Miami alumni and we are huge believers in the city of Miami. We saw a tech movement develop here that has absolutely caught us by storm and merged with crypto.

And we're proud to be ahead of the curve. We actually founded this company, Security Token Group before Security Token Market. We have another arm to us Security Token Advisors, where we do consult. In fact, my background before getting into this was developing compliance technology for online investment portals.

And so it was very important for people to be able to understand the new regulatory framework, the new technology providers and how this all is changing capital markets. And that wasn't apparently enough. We were one by one, helping people adopt and create security tokens, but nobody was talking [00:02:00] about it.

There was no coin market cap. There was no Bloomberg. We needed a place to call the one stop shop for security tokens, and that's what Security Token Market came to be. We launched enough. October of 2018 with the only place where you could find out about hundreds of security tokens. And now I'm gonna pass it over to Kyle.

We'll tell you a little bit more about all of our different data and information services. So while hu was focused on. Building the compliance and structuring these security token assets. For many of our different clients, I was focused on driving adoption of the industry through analyst reports, through insightful research and collecting as much data as possible to provide transparency for our market.

With a trading background and investment focus. I knew that investors, traders, institutions alike would need to see a track record of historical performance to actually have any confidence in being able to invest in these deals. [00:03:00] And so with Security Token Market, we have prioritized. The focus of driving transparency in private financial assets, as well as now, public financial assets from around the world to help everyone participate in a growing sector of 24/7 trading of investment contracts of anything equities, real estate debt, anywhere around the world.

My start from Security Token Market has been nothing short of incredible. Um, Kyle, you know, we have a close contact in the business world and personal world. He contacted me to come on the team. Um, cuz I knew a lot about blockchain. So he is like, Jonah, I need to learn about security types. I'm like my God, this is the perfect thing.

So. I took over the communications department. I took over social media. I took over the newsletter and you know, ever since then, we've amassed millions of impressions and reached 160 countries, um, you know, tens of thousands of followers. And, you know, that's even led to our millions of budgets. We wanna build the largest security token [00:04:00] community in the world, as well as the most engaged.

And how do we do that? Well, firstly, I launched the “What’s Drippin” newsletter about 63 weeks ago today. And we haven't missed one week. And what that newsletter promises is you'll laugh, learn and stay informed. It's a way to get people in the door and attract all different audiences by talking in a fun and digestible manner. And as well as doing institutional educational series with companies like Arca and other companies lined up, you thought Security Token Market was already the strongest community in the world. Well, guess what we are, but we're gonna grow even bigger. After this crowd fund, we got thousands of people to sign up to invest millions of dollars pledge from around the world.

We're gonna use this capital very thoughtfully. We're gonna grow our media channels. We're gonna grow our data platform. We're gonna create the best product for. So starting off at Security Token Market as the head of media production, I was a one man army, uh, doing the security token show since episode 87, all by myself, the video, audio shooting, [00:05:00] everything.

Um, our production studio has grown robustly. Thanks to Herwig. Hiring new teammates. My producer, Kayla, my animator Jordan. Um, from there we built several media properties, including crypto conche, which is in Spanish as well as open tab and NFT spelling, man. Um, from there, we're excited with this crowd fund because we're going to be raising money to build an even more robust production studio in which we're going to build out such crazy media properties with the new technology that we're gonna have at our disposal.

And it's extremely exciting to see where this is gonna go. Security Token Market is going to be absolutely everywhere in this space. You're gonna see this at every conference. We're gonna be covering everything head to toe, and we are gonna be your lead source for all education and all content in this space.

And that was just a brief overview of what the Security Token Market is. In fact, we've created a series of videos for you to [00:06:00] learn more and dive deeper. We can't wait to share with you the story of Security Token Market.

6/28/2022 20:45:53


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#Crowdfund #securitytokens #blockchain
Dive into Security Token Market's media studio and discover our amazing web series and productions.
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🌴 [The STM Tokenized Crowdfund Explainer Series Part 2 / 5]

So when Kyle and I actually first launched Security Token Market, we started out by tracking all of the security tokens that we could find around the world. And we actually had masked over 100 of 'em when we first launched the website, all the security token offerings. All in one place, but we had one problem though.

No one would actually just magically appear to our website. In fact, most everybody actually had never even heard of security tokens in the first place. So we started on our blog first trying to spread the word about what this technology is and who's using it out there. And this finally led to the launch of our podcast in 2019, where Kyle and I, we took to the microphone and we actually wanted to cover the latest industry news, the latest offerings, as well as the latest market updates every single week.

And it wasn't until over 80 episodes later that we launched the first video. Screen [00:01:00] version. Uh, our studio was truly born at that moment and that's when I took over as head of the studio to let Kyle focus on the data technology and community. And in fact, let me tell you about the team behind the magic.

It all starts with our head of production, Nick Steffen, not only is he a popular DJ here in Miami, but he's someone that I've had the pleasure of knowing for a long time. And I call him a full stack producer, finding someone who can handle video editing and audio engineering all in one to do a weekly show.

That is darn right. Impressive. I don't know where you could find someone like him.

But he's lost a lot of weekends doing this. That's when brought on another producer, Kayla Bramlet, she has the talent and energy and what she brings is her ability to post produce sensational and string together.

A show took us to a whole new level who started launching shows left and right. And they are really, really good if I do say so myself, thousands of people can now learn and [00:02:00] tune into security tokens. Thanks to this amazing set of media properties, which is all managed by our rockstar head of media, Megan Nyvold.

She not only works with our sponsors. And clients, but she actually participates in multiple shows herself. So she knows what she's talking about and she won't be shy to let you know what amazing things we can do together, working with our audience and community and how she does all that. I truly do not know.

And if you have noticed our incredible graphics animations, that's because we have one of the most creative people in all of Miami to support our production team. And that is Jordan Sierra. Another one man army that can blow your mind with animation or can even run a movie, set his ideas combined with the other superheroes on this team.

Make for unreal. For you to go and absorb. In fact, I don't think many studios have really come together this quickly in just less than five months, we've launched and produced the greatest version of the [00:03:00] security token show we've ever seen. And then month after month saw the creation of Spilling the NFT.

An all women led production hosted by Megan Nyvold and Jessica Burns. They break down crypto and how to get started for those who are just learning about what all of this blockchain stuff is about. And I gotta say it's a fun way. And honestly, it makes me laugh and learn at the same time. And next we have Open Tab with John Pittman.

This is a bartender turned token advisor who now interviews entrepreneurs and crypto leaders behind the bar over a smooth cocktail made by the man himself. Some great guests on that show already and many more to come and it didn't stop there. Being in Miami, you know, we felt a compelling need to launch content targeted towards the Spanish speaking community.

Crypto con leche was the answer to that hosted by Jason Barazza and Luia Noguera. And they explain all things, tokens and blockchain in a 10 [00:04:00] part series hosted on Brickell Key itself. But why stop there. We've got a game show called Megan meets Miami, where she actually takes to the streets of Miami with that sparkling personality, and interviews people about crypto questions.

The more they get correct, the more crypto they actually win. And of course the token truth, which is with Michael Hall, discussing the hard topics and calling out what isn't right in the crypto industry. Not to mention, by the way, some pretty sweet beats by Nick Steffen and himself. And if you don't have time for any of our videos, we've got our newsletter by Jonah Schulman called what's dripping.

It's a weekly digest dropping every Monday with the latest and greatest in the security token industry or “Tokenize This” by Peter Gaffney. Who's tokenized every concept you can think of from buildings to yachts, to businesses to end of course, wall street and token Tuesday with Sam Sachs also breaks down.

[00:05:00] Every security token that we've seen in the market. It's it's really good. And it's what you need to read. If you're thinking about investing in anything of security token related, there's probably even more than I'm forgetting, but I know that there is more in the pipeline. So get ready, get your security token interviews, your latest and greatest announcements and all the entertainment and media you need for crypto here at the Security Token Markets studio. And with that, I hope you enjoyed the tour of the media studio and its story. Now we want to get you waiting to go check out the rest of this series or hopefully one of our cool, amazing shows over on YouTube or at blog.stomarket.com. Happy tokenizing.

6/28/2022 20:46:12


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Take a closer look at Security Token Market's technology and products with the data and product team.
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Have you signed up to invest yet?
Sign-up here: https://id.securitize.io/#/registration
Disclosures: :
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• No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the platform of an intermediary (funding portal or broker-dealer); and
• A person's indication of interest includes no obligation or commitment of any kind.
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🌴 [The STM Crowdfund Explainer Series Part 3/5]

Hey, I'm Kyle Sonlin and today we're gonna be talking about the data side of Security Token Market. Being a tech company in the crypto capital of the world of Miami is a wild ride. And we are doing some amazing things here to track the industry and its developments. With Security Token Market, we're tracking four main points of data.

First off, we're starting with financial, transactional information. We're talking about security tokens here. So these are investments in real world assets, real estate, equity, debt, and many other different products. And we need to track where they're moving. What is the open price, the close price, the volume of these assets, moving on secondary markets.

We also need to check what the underlying asset data looks like. If you have a real estate property, has it been audited? What's the Value? How are those cash flows moving? What do the financials look like of that underlying property or equity or whatever other asset you're working with? Of course also [00:01:00] we've got blockchain level data.

These are tokenized assets, so we can see where they're moving from one holder to

another, which blockchain is being used and how decentralized applications can affect the assets valuation and the capital and liquid. Behind the asset finally, because these things are regulated assets. We also have reference level information around is IN numbers QSIP numbers, the exemptions that were used for fundraising and what tax identification numbers may have been used in that process to allow investors and regulators to know exactly which assets are being raised and fundraised properly and in accordance with securities laws in the appropriate jurisdictions. So we track all of this information and triangulate that together to provide investors institutional. It companies and many other people, the wherewithal and understanding to know how they can participate in compliant investment markets by leveraging blockchain technology.

I'm excited to introduce the rest of our team on the data side to really break down what we do and why it [00:02:00] matters for the world. Hi, I'm Arturo Villa. And I'm the lead server engineer here at STM. What I do on a daily basis is create the backend and some of the front end development for our portal, me in conjunction with Nosa, the product manager, the CTO.

Josh, obviously Kyle is also very involved. We all of us get together ideate on how to implement the software, how to do the architecture of the software, cuz it's very important, not only a technical part of the input, but also the, the idea, the financial and the crypto insights in order to create this.

In essence, I day to day build, implement, and design the software in order to make Security Token Market. Hi, I'm Nosa James and I'm head of product at security token. Here, I'm here to talk a little bit more about our product and roadmap. And so at the moment we track over 200 security tokens across multiple international exchanges.

Then we disseminate that data via our [00:03:00] website and through analyst reports. Our website is the home of the security token industry sharing news daily, and also providing live prices to investors and, and ecosystem stakeholders around the world. Our analyst reports are a little bit tailored towards institutions.

And we help institutions come to conclusions from our unique vantage point in the industry, in terms of our roadmap, we have a variety of things that we're building, and I'm super excited to share with you guys at a later date, just be on the lookout four more products coming out at the end of this year.

6/28/2022 20:46:29


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HERWIG KONINGS
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KYLE SONLIN
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CROWDFUND EXPLAINER SERIES PART 4 / 5
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In part 4 of our Crowdfund Explainer series, Herwig and Kyle talk about what started this movement and why they feel it's so important and unique to get to involve the community. Check it out and make sure to check out video 5 to learn how to make a Securitize ID and get involved yourself!
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🌴 [The STM Crowdfund Explainer Series Part 4/5]

So you've had time now to learn about the business of security token market between the media and the data sides of the business. But we're here to talk about something even bigger than that. That's right. There's a movement happening here in my, a crypto movement. That's why we're standing here in front of the crypto bull.

We're proud Miami company, a proud web three company. And that's why we had to use the lever, the power of blockchain and security tokens in true crypto fashion. We're going to be doing a crowdfund of our own. This means that anyone around the world is going to be able to invest alongside our business and build and scale this movement to the world.

So why are we doing a crowdfund offering the benefits of being able to allow people to invest over the web easily, either with cryptocurrency or through their traditional means and actually get an ownership and a business as opposed to waiting for years until it actually ends up on the [00:01:00] stock market, a hundred dollars minimums people, anybody can get involved and join this revolution.

We cannot wait to join the thousands of others that have pledged to sign. To participate in this offering. So to kick off this long journey of the crowdfund, which has gone through almost a full year of work to get to where we are today, which is so close to being able to launch our offering officially to the public, we have to turn our attention to the beginning, August, July.

The summer of 2021, when we were in Cape town, South Africa, when we realized working with a client, the power of crowdfunding and enabling your community to participate in deals

alongside of you. This was right when our media channels were really beginning to develop and popularity and our community was beginning to grow and mature as security token.

And we realized that with our amazing team, we could take it to the next level. So we returned from our journey in South Africa with a [00:02:00] renewed fire to come back and focus on compliance, to focus on the legal aspects, the technology, fundraising, and marketing to really completely drive an offering from front to back working with security, token advisors, working with our amazing team members to really do a security token, the right.

So we worked around the clock to make sure that our offering was ready to be announced and live by our third birthday on October 11th. And we actually made that happen successfully being able to announce to the world that we were doing this together with the community, for retail investors, anyone around the world to be able to participate in security, token markets, crowdfund.

You get a real interest in the business itself. It's not just one of these generic tokens. It is a real security token. That means it is a investment interest governed by the sec, protected, safe, easy to invest in. We're raised to it the right way through a regulation CF offering that we're doing [00:03:00] with securitized and we're tokenizing that deal.

So that after that lockup period, anyone anywhere around the world can trade it just like a stock. So we are targeting at least $1 million. We're proud to say that our community has already pledged well over six times that we're planning to launch soon, July 6th. So check out the offering. It's securitized.io/security-token-market.

Together. We can break down the walls of wall street.

6/28/2022 20:47:32


Crowdfund Explainer Series Part 5 / 5 : How to make a Securitize ID
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In our final video of the Crowdfund Explainer Series Jason dives into how easy it is to make your own Securitize ID and start investing yourself!
The crowdfund goes live July 6th on Securitize!
Have you signed up to invest yet?
Sign-up here: https://id.securitize.io/#/registration
Disclosures: :
• No money or other consideration is being solicited, and if sent in response, will not be accepted;
• No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the platform of an intermediary (funding portal or broker-dealer); and
• A person's indication of interest includes no obligation or commitment of any kind.
Music
0:01 / 0:03
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Upbeat Summer Electro Pop

[How to Make a Securitize ID🌴 Crowdfund Explainer Series: Part 5/5]

Hey everyone. So we are ready to make your Securitize ID. The first step into investing into the security token market crowd fund. So what you're gonna do is go to id.securitize.io. You're gonna go ahead and register. All right. Since we don't already have one, we're gonna do create a Securitize ID. I'll do Jason plus test one at that's market.

Oh, that's weird. Go ahead and make something. All right. I am in sunny, Miami, Florida. Second continue.[00:01:00]

All right. Now I got an email to verify. Which you will as well, looks like this from securitize. Go ahead and click verify. And it's gonna take you to whatever your choice is. My mine is safari. It could be Google Chrome. Just one more time. Go to id.securize.io. Go ahead and sign in, and this is where you're gonna become be doing your KYC AML process.

Okay. So over here, you're gonna go to complete your investor details.

And in here, the first part is going to be uploading your, I. In this case, I'll be using a Florida license. Um, of course I'll be do a sample, not mine. Don't you worry then we'll do the back one.[00:02:00]

Let that load continue lively. This check. This is gonna check to make sure that you are alive and they you're you. So you're gonna say, I am ready in this case. This is where you're gonna need your phone, or you can use your own camera here on Google chromes. I'm gonna position my face in the frame.

And do the nice little circle. Oh, we'll do this again.

Cool. It's now verified that I'm alive. That I'm me. I'm gonna continue. All right. This is where we start putting our information. So street address 123 sample avenue. We're in sunny, Miami, Florida.

All right. Phone number.[00:03:00] All right. We tried this sample number. Continue. Legal. All right. We are in the United States, obviously choose whatever's appropriate for you, Florida, Miami.

And now it's pending review. So now all you have to do is wait in the meantime, feel free to explore other things around Securitize so that you do become familiar. Our offering will eventually be found in the primary offerings tab. Here are other offerings for Securitize. If you get an email saying that you need to be accredited or do accreditation, please ignore it through our regulation Crowdfund, you do not need to be an accredited investor. Therefore you don't have to do that.

Updated TTW Materials

7/1/2022 11:39:29


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7/1/2022 11:40:58


pledged in your Equity crowdfund. Well
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securitytokenadvisors @kylesonlin CEO of @stomarket_ explains why Crowdfunds have been a game changer for companies and it's investors 💰
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stomarket_ launches their Crowdfund July 6th!
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7/1/2022 12:02:07


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7/1/2022 12:02:53


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7/1/2022 12:03:15


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7/1/2022 12:03:58



Security Token Market 🌴 | Crowdfund goes live July 6th!
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Awesome, the home for education and guidance! Keep it up guys.

https://www.linkedin.com/posts/stomarket_the-stm-tokenized-crowdfund-explainer-activity-6947578894673727488-V5Gw?utm_source=linkedin_share&utm_medium=member_desktop_web

7/1/2022 12:04:16


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Security Token Market | Crowdfund goes live July 6th!
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Security Token Market | Crowdfund goes live July 6th!
Introduction to the STM Data and Product Team | STM Tokenized CF Explainer Series Part 3 / 5
The data and product team work tirelessly behind the scenes to bring our community and users the best in class platform.
Don't take it from me though - hear from our talented team Arturo Filio Villa and Nosa James!
Full-video: https://lnkd.in/gdzuyVCm
Sign-up to invest: https://t.co/AWXKL3YrYV
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Security Token Market | Crowdfund goes live July 6th!
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• A person's indication of interest includes no obligation or commitment of any kind.
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7/1/2022 12:05:11


Security Token Market | Crowdfund goes live July 6th!
The Origin Story of STM | STM Tokenized CF Explainer Series Part 4/5
Every superhero team has their unique origin story.
Ours might not be one you'd expect
Without further ado... let's see how it all started!
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• A person's indication of interest includes no obligation or commitment of any kind.
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7/1/2022 12:17:17


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Security Token Market 🌴 | Crowdfund launches 7/6!
@STOmarket
🌴 The STM Tokenized Crowdfund Explainer Series Part 1 / 5
The inception of Security Token Market was a result of an unmet need in the industry!
Listen to @KyleSonlin and @tokenwig tell you all about it ⬇️
Full-video: youtu.be/e0Llg7FsEFc?t=...
CROWDFUND EXPLAINER SERIES
STM
2:23
496 views
11:52 AM · 6/28/22 · Twitter for iPhone
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Security Token Market 🌴 | Crowdfund launches 7/6! · 6/28/22
Replying to @STOmarket
Sign-up now to invest: id.securitize.io/#/registration
Security Token Market 🌴 | Crowdfund launches 7/6! · 6/28/22
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KYLE SONLIN
CO-FOUNDER | CEO
HERWIG KONINGS
HEAD OF STUDIO
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Security Token Market 🌴 | Crowdfund launches 7/6! · 6/28/22
Replying to @STOmarket
Sign-up now to invest: id.securitize.io/#/registration
Security Token Market 🌴 | Crowdfund launches 7/6! · 6/28/22
Disclosures: • No money or other consideration is being solicited, and if sent in response, will not be accepted;
• No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the
Security Token Market 🌴 | Crowdfund launches 7/6! · 6/28/22
platform of an intermediary (funding portal or broker-dealer); and
• A person's indication of interest includes no obligation or commitment of any kind.
John Pittman 🌴 | STM Crowdfund Launches July 6 · 6/28/22
Replying to @STOmarket @KyleSonlin and @tokenwig
I love this!
Jason Barraza 🌴 | Crowdfund launches 7/6! · 6/28/22
Replying to @STOmarket @KyleSonlin and @tokenwig
We've come a long way since the beginning! 🌴
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7/1/2022 12:19:13


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Security Token Market | Crowdfund launches 7/6!
@STOmarket
The STM Tokenized Crowdfund Explainer Series Part 1 / 5
We learned how STM began, but what keeps the ship humming after all these years?
Listen to @KyleSonlin, @jonahschulman_ , and @nicksteffen_ break it down
Full-video: youtu.be/e0Llg7FsEFc?t=...
KYLE SONLIN
CO-FOUNDER | CEO
211 views
12:35 PM · 6/28/22 · Twitter for iPhone
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Security Token Market | Crowdfund launches 7/6! · 6/28/22
Replying to @STOmarket
ICYMI,
Here's the first clip detailing how STM was started!
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Security Token Market | Crowdfund launches 7/6! · 6/28/22
Replying to @STOmarket
ICYMI,
Here's the first clip detailing how STM was started!
STM
CROWDFUND
EXPLAINER
SERIES
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Security Token Market | Crowdfund launches 7/6! · 6/28/22
Sign-up now to invest: id.securitize.io/#/registration
Security Token Market | Crowdfund launches 7/6! · 6/28/22
Disclosures: • No money or other consideration is being solicited, and if sent in response, will not be accepted;
• No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the
Security Token Market | Crowdfund launches 7/6! · 6/28/22
platform of an intermediary (funding portal or broker-dealer); and
• A person's indication of interest includes no obligation or commitment of any kind.
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https://twitter.com/STOmarket/status/1541822688460783623

7/1/2022 12:20:06


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Security Token Market 🌴 | Crowdfund launches 7/6!
@STOmarket
🌴 The STM Tokenized Crowdfund Explainer Series Part 1 / 5
We learned how STM began, but what keeps the ship humming after all these years?
Listen to @KyleSonlin, @jonahschulman_ , and @nicksteffen_ break it down ⬇️
Full-video: youtu.be/e0LIg7FsEFc?t=...
211 views
12:35 PM · 6/28/22 · Twitter for iPhone
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Security Token Market 🌴 | Crowdfund launches 7/6! · 6/28/22
Replying to @STOmarket
ICYMI,
Here's the first clip detailing how STM was started!
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Security Token Market 🌴 | Crowdfund launches 7/6! · 6/28/22
Replying to @STOmarket
ICYMI,
Here's the first clip detailing how STM was started!
28 views
Security Token Market 🌴 | Crowdfund launches 7/6! · 6/28/22
Sign-up now to invest: id.securitize.io/#/registration
Security Token Market 🌴 | Crowdfund launches 7/6! · 6/28/22
Disclosures: • No money or other consideration is being solicited, and if sent in response, will not be accepted;
• No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the
Security Token Market 🌴 | Crowdfund launches 7/6! · 6/28/22
platform of an intermediary (funding portal or broker-dealer); and
• A person's indication of interest includes no obligation or commitment of any kind.
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https://twitter.com/STOmarket/status/1541822688460783623

7/1/2022 12:21:02


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Security Token Market 🌴 | Crowdfund launches 7/6!
@STOmarket
🌴 The STM Tokenized Crowdfund Explainer Series Part 2 / 5
The team would be nothing without our superhero production team!
Listen to @tokenwig talk about the behind the scenes grind of our media studio ⬇️
Full-video: youtu.be/3c9MaejEzYY
CROWDFUND EXPLAINER SERIES
STM
2:48
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10:21 AM · 6/29/22 · Twitter for iPhone
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Security Token Market 🌴 | Crowdfund launches 7/6! @STO... · 6d
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10:21 AM · 6/29/22 · Twitter for iPhone
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Security Token Market 🌴 | Crowdfund launches 7/6! @STO... · 6d
Replying to @STOmarket
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• No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the
Security Token Market 🌴 | Crowdfund launches 7/6! @STO... · 6d
platform of an intermediary (funding portal or broker-dealer); and
• A person's indication of interest includes no obligation or commitment of any kind.
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https://twitter.com/STOmarket/status/1542151187872595969

7/1/2022 12:21:55


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Security Token Market | Crowdfund launches 7/6!
@STOmarket
The STM Tokenized Crowdfund Explainer Series Part 2 / 5
We talked about the media studio superheroes, but what about all of the media properties?
Video media :
@Spillingthenft
@OpenTab_Tv
@cryptoconleche_
And more
Full-video: youtube.com/watch?v=AzB1YS...
168 views
11:08 AM · 6/29/22 · Twitter for iPhone
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And more
Full-video: youtube.com/watch?v=AzB1YS...
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11:08 AM · 6/29/22 · Twitter for iPhone
3 Retweets 13 Likes
Security Token Market | Crowdfund launches 7/6! @STO... · 6d
Replying to @STOmarket
Disclosures:
• No money or other consideration is being solicited, and if sent in response, will not be accepted;
• No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the
Security Token Market | Crowdfund launches 7/6! @STO... · 6d
platform of an intermediary (funding portal or broker-dealer); and
• A person's indication of interest includes no obligation or commitment of any kind.

https://twitter.com/STOmarket/status/1542163014442520576

7/1/2022 12:22:32


Thread
Security Token Market 🌴 | Crowdfund launches 7/6!
@STOmarket
🌴 Introduction to the STM Data and Product Team | STM Tokenized CF Explainer Series Part 3 / 5
We pride ourselves on being a leader of security token data and research, but what kind of data are we tracking and analyzing?
CEO, @KyleSonlin breaks it down ⬇️
CROWDFUND EXPLAINER SERIES
122 views
10:52 AM · 6/30/22 · Twitter for iPhone
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Replying to @STOmarket
Sign-up to invest: id.securitize.io/#/registration
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CROWDFUND EXPLAINER SERIES
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10:52 AM · 6/30/22 · Twitter for iPhone
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Security Token Market 🌴 | Crowdfund launches 7/6! @STO... · 5d
Replying to @STOmarket
Sign-up to invest: id.securitize.io/#/registration
Disclosures:
• No money or other consideration is being solicited, and if sent in response, will not be accepted;
• No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the
platform of an intermediary (funding portal or broker-dealer); and
• A person's indication of interest includes no obligation or commitment of any kind.
What's happening
Suspected shooter in Highland Park, Illinois, had planned Fourth of July parade attack for weeks, police say
'Stranger Things' Star Reveals The One Horrible Scene He Was Sure Would Be Cut
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https://twitter.com/STOmarket/status/1542521466272395265

7/1/2022 12:22:58


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Security Token Market 🌴 | Crowdfund launches 7/6!
@STOmarket
🌴 Introduction to the STM Data and Product Team | STM Tokenized CF Explainer Series Part 3 / 5
The data and product team work tirelessly behind the scenes to bring our community and users the best in class platform.
Don't take it from me though - hear from our talented team
ARTURO FILIO VILLA
LEAD SOFTWARE ENGINEER
170 views
11:35 AM · 6/30/22 · Twitter for iPhone
2 Retweets 9 Likes
Security Token Market 🌴 | Crowdfund launches 7/6! @STO... · 5d
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11:35 AM · 6/30/22 · Twitter for iPhone
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Security Token Market 🌴 | Crowdfund launches 7/6! @STO... · 5d
Replying to @STOmarket
Sign-up to invest: id.securitize.io/#/registration
Security Token Market 🌴 | Crowdfund launches 7/6! @STO... · 5d
• No money or other consideration is being solicited, and if sent in response, will not be accepted;
• No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the
Security Token Market 🌴 | Crowdfund launches 7/6! @STO... · 5d
platform of an intermediary (funding portal or broker-dealer); and
• A person's indication of interest includes no obligation or commitment of any kind.
Search Twitter
What's happening
News · LIVE
Suspected shooter in Highland Park, Illinois, had planned Fourth of July parade attack for weeks, police say
HuffPost · 3 hours ago
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Deji
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https://twitter.com/STOmarket/status/1542532312902107138

7/1/2022 12:23:31


Thread
Security Token Market 🌴 | Crowdfund launches 7/6!
@STOmarket
🌴 The Origin Story of STM | STM Tokenized CF Explainer Series Part 4/5
Every superhero team has their unique origin story.
Ours might not be one you'd expect
Without further ado... let's see how it all started!
Sign-up to invest: securitize.io/invest/primary...
273 views
11:49 AM · 7/1/22 · Twitter for iPhone
2 Retweets 2 Quote Tweets 6 Likes
Disclosures: • No money or other consideration is being solicited, and if sent in response, will not be accepted;
• No offer to buy the securities can be accepted and no part of the
What's happening
Suspected shooter in Highland Park, Illinois, had planned Fourth of July parade attack for weeks, police say
'Stranger Things' Star Reveals The One Horrible Scene He Was Sure Would Be Cut
Deji
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Thread
CROWDFUND
EXPLAINER
SERIES
273 views
11:49 AM · 7/1/22 · Twitter for iPhone
2 Retweets 2 Quote Tweets 6 Likes
Security Token Market 🌴 | Crowdfund launches 7/6! @STO... · 4d
Replying to @STOmarket
Disclosures: • No money or other consideration is being solicited, and if sent in response, will not be accepted;
• No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the
platform of an intermediary (funding portal or broker-dealer); and
• A person's indication of interest includes no obligation or commitment of any kind.
BRIKbc @BrikBC · 3d
Replying to @STOmarket
Very exciting Gents!
Go @STOmarket !!!

https://twitter.com/STOmarket/status/1542898115065352192

7/2/2022 12:32:57


tokenadvisor • Following
MaxKoMusic • Dramatic Trailer
tokenadvisor Something else we're gonna start getting loud on @stomarket_
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tokenadvisor Legal: https://blog.stomarket.com/official-security-token-market-launches-test-the-waters-campaign-for-sto-crowdfund-518275b7708c
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CISION
Security Token Group Closes $3 million Series A Strategic Investment from Blizzard Fund, Exodus, Blue Bay Ventures
STG Security Token Group
of Security Token Group closing their series A but

https://www.instagram.com/p/CdyveqIjkyq/
https://blog.stomarket.com/official-security-token-market-launches-test-the-waters-campaign-for-sto-crowdfund-518275b7708c

7/2/2022 12:33:22


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7/2/2022 12:34:25


opentab_tv • Following
Blunted Beatz • Just a Moment
opentab_tv Crowdfunding allows everyday investors to kind of play the role of a shark from the Show Shark Tank. People get a chance to invest in early stage company's and an opportunity to both grow with the company but also use its services. When you add the tokenization feature to it then now you give investors an added ability to be able to sell their shares sooner.
Security Token Market is one of the first media company's to start highlighting the tokenized crowdfunding space (security tokens). And now they are doing their own crowdfund and documenting the process. So not
tremendous news with I think over 5 or 6 million
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opentab_tv • Following
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process as well. This is transparency unseen before in private fundraising. This definitely is the time to start dabbling in the crowdfund space. Enjoy the ride!
#finance #stockmarket #investingtips #investing #stocktrading
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opentab_tv Legal: https://blog.stomarket.com/official-security-token-market-launches-test-the-waters-campaign-for-sto-crowdfund-518275b7708c
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experience because crowdfunding is this idea
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https://www.instagram.com/reel/CfL1ttiAouf/?igshid=MDJmNzVkMjY=
https://blog.stomarket.com/official-security-token-market-launches-test-the-waters-campaign-for-sto-crowdfund-518275b7708c

7/2/2022 12:37:50


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.@STOmarket is one of the first media company's to start highlighting the tokenized crowdfunding space (security tokens).
Now their very own crowdfund is going live July 6th. Let's make history!
Guest: @KyleSonlin
Show: @OpenTab_Tv
tremendous news with
think over 5 or 6 million
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https://blog.stomarket.com/official-security-token-market-launches-test-the-waters-campaign-for-sto-crowdfund-518275b7708c

7/2/2022 12:41:20


John Pittman
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Security token Market. You
guys have had tremendous



https://www.linkedin.com/posts/ugcPost-6946051990657392640-hrA2?utm_source=linkedin_share&utm_medium=member_desktop_web

https://blog.stomarket.com/official-security-token-market-launches-test-the-waters-campaign-for-sto-crowdfund-518275b7708c

7/2/2022 12:44:11


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INVESTING LIKE A SHARK
Investing Like a Shark
About 10 years ago....around the time I used to watch cable, one of my favorite shows to watch was Shark Tank. On my lazy couch days you could easily catch me watching back-to-back episodes. It was something about seeing that deal flow that kept me hooked.

blog.stomarket.com

flow that kept me hooked.

Sharks would get all types of ideas pitched their way. Oftentimes the sharks would really like an idea and would just fork over the cash so fast that they'd have to outbid the other sharks. Other times you could tell that the sharks were not entirely thrilled with an idea BUT they saw a profit opportunity and in those times they would transition into shark attack mode. Shark attack mode basically means that they would try to get the most investor-friendly terms possible. Terms so friendly I'd catch myself yelling at the screen "BAD DEAL!".

Hunger games-based deal flow like this stifles innovation in my opinion. But THIS is how the traditional finance world operates. And it wasn't until Shark Tank came around that people…like myself, finally had a chance to see this intersection of the business engagements.

Imagine yourself as a private business owner with a great idea. You've even got your footing under you with a good start AND making decent profit but you believe with some extra money you could really take it to the next level. Your options….besides Shark Tank, are to go to banks, VC funds, etc to receive this funding. Once you get there AND they've made the decision to invest then that's when negotiations really start.

As seen on TV, these pros are coming for your throat.

You're on The Block Journal, so I'm sure you're wondering how blockchain fixes this. Before we get there let's discuss how this issue began having a solution a few years after show production. Shark Tank started around 2009, around the same time Kickstarter got going. Kickstarter is relevant in this conversation because it was one of the first platforms where people from around the world could pool their money togetl … ess that they collectively

blog.stomarket.com

You're on The Block Journal, so I'm sure you're wondering how blockchain fixes this. Before we get there let's discuss how this issue began having a solution a few years after show production. Shark Tank started around 2009, around the same time Kickstarter got going. Kickstarter is relevant in this conversation because it was one of the first platforms where people from around the world could pool their money together for ideas and business that they collectively

believed in. Businesses in turn would take this capital to fulfill their wildest dreams or whatever. Unfortunately, unlike Shark Tank, these money contributors did not receive any ownership (equity) because it was not legal for them to do so. What these "contributors" did get was a free t-shirt or first dibs at product release. In Pebble's case, contributors got a discount on the product. Pebble is Kickstarter's biggest success story. One of the first smartwatches in the game that used the Kickstarter platform to initially raise 100k BUT ended up raising $10 million. After the raise Pebble doubled their money up by selling the watches back to the contributors ("at a discount"). Savage.

Well along comes the JOBS Act of 2012 that introduced a new layer into crowdfunding. This made it legal to offer pieces of ownership as an incentive for people to contribute money towards a business or project. The name for this new wave of crowdfunding is called "equity crowdfunding". This effectively turns "money contributors" into "investors". The exact terminology is retail investors, a term that you see everywhere and if you haven't you will. Traditionally, retail investors have had an extremely difficult time receiving exposure to private companies.

What does this mean and why should you care?

Some of the biggest gains come from investing in companies in their start up phase. These investment oppo … ited to what we call accredited investors. That's a la… …government based on an

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What does this mean and why should you care?

Some of the biggest gains come from investing in companies in their start up phase. These investment opportunities had been limited to what we call accredited investors. That's a label defined by the government based on an

individual having a certain level of net worth to participate in investable offers. These guidelines are older than most of your parents with the rule inception starting back in the 1930's.

While you think this only hurts potential retail investors, just know that it also hurts start-ups because now they have a smaller pool of people who are able to give them the capital needed for their projects. Allowing companies equity crowdfunding privileges helps start-ups gather the influx of capital they need to get operations off the ground. And secondly it provides great investment opportunities to retail investors otherwise known as normal people.

So how does blockchain work into this?

Fast forward to 2017, a company by the name of Kairos approached Security Token Advisors looking to raise capital and wanted to do it on the blockchain. It was from that point that one of the first successful security token offerings (STO) occurred.

Let's give a brief rundown on STO's.

Basically a security token offering is equity crowdfunding but done using the benefits of blockchain technology. You divide the portion of the equity that the company wishes to sell into shares that are then represented by digital tokens (security tokens). Picture goin… …e, putting in $5 into one of the machines and getting 20 t… …ut in this case, the $5

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Basically a security token offering is equity crowdfunding but done using the benefits of blockchain technology. You divide the portion of the equity that the company wishes to sell into shares that are then represented by digital tokens (security tokens). Picture going into Chuck E Cheese, putting in $5 into one of the machines and getting 20 tokens for game play. But in this case, the $5 represents 20% equity of your company, the machine represents the security token offering process and the tokens represent the 20% of equity and it's divided up equally per token. Kairos was able to raise over $13 million using this route.

Bringing equity crowdfunding to the blockchain in the form of STO's solved even more problems. One of the issues with private market products (real estate, investment funds, art, etc.) was that investors who wanted to cash out on their equity earlier than investment maturity had a hard time finding people who would buy their stake. A function called illiquidity. I mean if you wanted to give someone a discount then you could definitely sell your portion if in a pinch, but nobody wants to go out like that.

Wrapping assets, such as equity, up in a digital token (security token) allows for a seamless experience in buying and selling assets similar to a stock market listing. Additionally, by having retail investors participate in this ecosystem, liquidity(opposite of illiquidity) becomes more probable because you have a higher likelihood that there's a buyer on the other end of your token sale.

As an investor living in this day and age, what's beautiful about STO's and equity crowdfunding is that there are licensed marketplaces where you can peruse multiple listings of start-ups looking to raise capital. On these marketplaces you can find the whole weapons cache such as business models, presentations, and websites….all the stuff you need to begin your due diligence.



websites….all the stuff you need to begin your due diligence.

Yep just like that you're a Shark too now.

Speaking of crowdfunds, go check out this one by Security Token Market.

Will catch you guys next week on the other side of the blockchain

The Token Advisor

If you're curious about how security tokens could work for your business or industry please don't hesitate to reach out. Go ahead and fill out the STA app and see if your project could benefit from the use of an advisor. I also provide up to date news and educational materials so give me a follow on your favorite platform.

Instagram: @tokenadvisor

LinkedIn: John Pittman

Twitter: token_advisor

Youtube: Security Token Show — professionally produced and comes out weekly. Everything you need to know or learn about this industry can be found here. Over 100+ episodes so definitely worth the follow

Legal: https://www.linkedin.com/posts/ugcPost-6946051990657392640-hrA2?utm_source=linkedin_share&utm_medium=member_desktop_web

https://blog.stomarket.com/about-10-years-ago-around-9634b5276064

7/2/2022 12:45:49



Published in Security Token Market Blog

The Block Journal

Feb 18 · 5 min read · Listen

Project
Equity
CROWD
FUNDING
People
Event

Crowdfunding 101: Equity Style

Yo let's talk some reality here.

You could have the best idea ever that creates a solution to the hardest problem. BUT without the necessary funding to get that idea off the ground then the world may never hear about it … tee someone else would

Crowdfunding 101: Equity Style

Yo let's talk some reality here.

You could have the best idea ever that creates a solution to the hardest problem. BUT without the necessary funding to get that idea off the ground then the world may never hear about it and there's no guarantee someone else would come up with a replaceable solution.

Pre-2012 idealists and new start-ups had a huge task overcoming hurdles surrounding acquiring initial funding for solution creation. Why 2012? Well if you're up to date with my block journals then you know that's the year that Barack Obama enacted the JOBs Act of 2012. JOBs stands for Jumpstart Our Businesses. The JOBs act allowed businesses or start-ups to receive funds from "the crowd" otherwise known as retail investors instead of strictly relying banks or the top 2% of earners (accredited investors — greater than $200k yearly). So just like the bank or the top 2% would take a chunk of ownership when investing in an early company now "the crowd' can instead take that chunk of ownership. This chunk transfer is what we call equity crowdfunding.

The way this transaction or "ownership chunk transfer" works is a business (also known as an issuer) partners up with a licensed platform to host the fundraise. These platforms have crowdfunding licenses as well as a license to be a "broker dealer". The regulatory body that's responsible for supplying the platforms with the "keys" to host a fundraiser is called FINRA (financial industry regulatory authority). They're there to police the integrity on all ends of the transaction from issuer to the type and location of the investor.

Tons of start-ups reach out to us here at Security Token Advisors looking to raise funds whichever way possible. Typically if it's a very new business we sometimes suggest that they take the equity crowdfunding route as it's the most cost effective way to reach fundraising goals. It's also a great way to involve the community who could ultimately be your top customers and your greatest billboards. I say that because clients also reach out to us about marketing strategies which we also advise on.

Each equity crowdfunding platform interacts differently with the businesses that it chooses to onboard. Some are industry specific (i.e. real estate) and some can be extremely exclusive with who they let onto their platform because they want to make sure they only put attractive listings in front of their investor audience.

I will say that from what I've seen across the board is that crowdfunding platforms do take a piece of equity in the business. How much exactly varies from platform to the next. Some other variables that affect that equity percentage are initial flat fees or sometimes they take a percentage of the raise (i.e you have a raise goal of $1 million and they ask for 7%). As a start-up I can imagine you are cautious about giving out equity especially to entities who are not putting up money in return.

What's great about equity platforms is that they're actually extremely helpful in helping you to achieve your fundraising goals. Firstly the platform usually already has an active investor base who are probably investing in every listing thinking that eventually one of them will shoot to the moon. Secondly, some of them actually provide a marketing budget and possibly some effective channels to help with distribution. As a start-up this is extremely helpful because pre-fundraise you're typically tigh [...] wer. Thirdly, some of these platforms could have amazing connections within whatever industry you may be in which means the network effect could bring over some well needed experience to help with business decisions.

From an investor interaction standpoint there are some things to understand as well. When signing up on these platforms investors ("the crowd") will have to undergo whats called a KYC (know your customer) process to ensure that you're not a drug smuggler, money launderer or a terrorist. Basically more reasons why the platforms need and should have a FINRA-approved license. This also means the platforms are going to require some personal information such as social security numbers, home address and income verification.

An additional tip — if you've never been onboarded to a particular platform then the process could take 2–3 days. As advisors, this is something we urge issuers and investors alike which is if you want to have a successful day 1 fundraise fulfillment for your crowdfund then it is imperative that investors know to start the onboarding process early.

"But couldn't I just invest on day 3 once I'm approved?" You could….if that offering is still live. I say that because you could potentially miss out if the legal fundraising limit is reached. In the case of regulation CF (crowdfund) that limit is $5 million *(the limit used to be $1 million but the SEC raised it to $5 million with a little help of convincing by Security Token Advisors Founder Herwig Konings).*

For perspective, Security Token Market has its own crowdfund that it is launching soon. As of the time of this journal release the pre-launch already has over 1000 investors with a pledge amount over $6 million. This means that some people are most certainly going to miss out because they didn't complete the KYC onboarding process with Securitize (STM's crowdfunding platform)



blog.stomarket.com

For perspective, Security Token Market has its own crowdfund that it is launching soon. As of the time of this journal release the pre-launch already has over 1000 investors with a pledge amount over $6 million. This means that some people are most certainly going to miss out because they didn't complete the KYC onboarding process with Securitize (STM's crowdfunding platform)

Some more info on how this process works — Once an investor undergoes the onboarding and investment process with whatever platform, depending on certain factors, there is a high likelihood that the investor will not be able to receive their portion of the equity for at least 12 months ("lock-up period"). The equity is locked-up in what's called a SAFE note. SAFE stands for Simple Agreement for Future Equity. This note essentially allows it to be cost effective and legal to allow retail investors to invest in crowdfunding opportunities. The note can be converted into stock or cash in the future upon acquisition or an initial public offering.

We call that an exit in this industry.

Before I go I have to give a big shout out to Pierre Le Veaux who gave a great interview on one of my favorite podcasts Earn Your Leisure (second to the Security Token Show). In that interview he did an amazing job breaking down what equity crowdfunding is and does so from a business and investor perspective. So check that out, He also has an equity crowdfunding platform called Seed at the Table. Hopefully the guys here at Security Token Advisors can show them the light and the advantages of integrating blockchain technology into the mix.

Will catch you guys next week at the bar or on the other side of the blockchain

The Token Advisor

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Will catch you guys next week at the bar or on the other side of the blockchain

The Token Advisor

Link to all my media: https://linkin.bio/tokenadvisor

Instagram: @tokenadvisor

LinkedIn: John Pittman

Twitter: token_advisor

Youtube: Security Token Show — professionally produced and comes out weekly. Everything you need to know or learn about this industry can be found here. Over 100+ episodes so definitely worth the follow

Legal: https://blog.stomarket.com/official-security-token-market-launches-test-the-waters-campaign-for-sto-crowdfund-518275b7708c

Stay up to date with the Token Boy Journal

Posts will be weekly on Thursdays

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https://blog.stomarket.com/crowdfunding-101-a80cfa394211

https://blog.stomarket.com/official-security-token-market-launches-test-the-waters-campaign-for-sto-crowdfund-518275b7708c

7/2/2022 12:47:13

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Published in Security Token Market Blog

The Block Journal
Jan 10 · 6 min read · Listen


The Top 4 Ways to Invest on the Blockchain in 2022
Token Advisor

The Top 4 Ways to Invest on the Blockchain in 2022

There's a saying that we are in the midst of the greatest wealth transfer in history with the baby boomers expected to relinquish over $30 trillion in wealth to younger generations over the next few years.

How can you put yourself in position to take advantage of this economic shift while also not letting it take advantage of you?

First let's talk about one of the ways to not to get taken advantage of. This investing frenzy is taking hold of the world. Which makes it extremely relevant that we discuss "pump and dumps."Yes…. the phrase unfortunately has a misogynistic origin that began in some frat house.

But no need to worry. It's 2022, men are now the largest culprits of getting "pumped and dumped." Feel satisfaction in knowing they're taking hits in their crypto portfolio AND their dignity.

So within the crypto community a "pump n dump" is described as a manipulative scheme that attempts to boost the price of a coin through false recommendations or manufactured narratives. The perpetrators responsible for pushing the price up typically have a large amount in their holdings and usually sell their positions at the peak of the hype.

Let's go through a typical "pump n dump" scenario. So once upon a time there was some quick hype surrounding the launch of the Ethereum Max coin (EMAX). So EMAX launched May 14th 2021. To provide context, during this time all the other cryptos were peaking and the market was booming. You had grocery store clerks, car mechanics, janitors and other normal people catching a bag over the price appreciation in the crypto market. Which means it was the perfect time for a well executed "pump n dump".

One of the coins in that boom was the OG Ethereum (ETH). EMAX was clearly riding the tails of ETH success, of which it had no affiliation. What they did do right however to help start the pump was on its coin launch (we call that initial event an ICO) EMAX enlisted some heavy-hitter celebrity endorsers. How heavy?

Floyd Mayweather and Kim Kardashian.

Emperor and Empress of social media influencing. Floyd promoted EMAX heavy going into his fight match with Logan Paul (major payday). Kim Kardashian promoted the coin on her Instagram story. An account with 280 million followers.

At one point the trading volume of EMAX tokens jumped to $44 million and in 24 hours another jump to hit $108 million. Floyd Mayweather promoted EMAX as the exclusive cryptocurrency for buying tickets to his fight on June 6th 2021 with Logan Paul. Even offering incentives and perks for the buyers who paid in EMAX. A couple weeks after the fight Kim K posted a Instagram story also promoting EMAX. Days later the price crashed. Coincidentally right after these two were conveniently done with their engagements. This means we have arrived at the "dump" part of the "pump n dump" lifecycle. Hundreds of EMAX investors had just got dumped.

blog.stomarket.com

Justice still has a chance to be handed down because Kim and Floyd are actually having to face a lawsuit and whether it will fly or not isn't up for me to decide. I'm just here to lay some facts down so that other tokenizers can start having some extra ammo when it comes to navigating the tumultuous blockchain landscape.

Firstly, I think it'd be beneficial if everyone started looking at the blockchain sphere from the perspective that every project you come across is a fundraising mechanism until proven otherwise. Like buying girl scout cookies. Obviously the cookies taste great but you also feel comfortable knowing you're supporting a well-established and competent organization with clear objectives.

So with that in mind you should make sure whichever blockchain project you want to YOLO into has clear objectives for funds raised and done so by a team that should be very forthcoming on their background.

There are a few popular blockchain-based fundraising mechanisms that you need to know because you WILL come across them. Lets make our way around the block:

1.ICO's

We talked about this earlier with EMAX. It's short for Initial coin offering (people like 3 letter acronyms and it rhymes with IPO which is a term used in the traditional stock market when a company looks to sell its shares to the public.)

I'm done talking about "pump n dumps" after this but as you enter this space, which you inevitably will, edu... pulls and additional lessons here

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1.ICO's

We talked about this earlier with EMAX. It's short for Initial coin offering (people like 3 letter acronyms and it rhymes with IPO which is a term used in the traditional stock market when a company looks to sell its shares to the public.)

I'm done talking about "pump n dumps" after this but as you enter this space, which you inevitably will, educate yourself on rug-pulls and additional lessons here

2.NFT's

Non-Fungible Tokens are the ultimate topic these days. Respectably so. When you have guys selling digital art for hundreds of thousands of dollars or a guy selling his photo catalogue consisting of daily pictures over the course of 5 years. (0.379ETH floor price at the time of writing btw). But what you're not seeing in the background is people advancing the usefulness of this technology, which is essentially a digital serial number that is able to prove ownership of individual digital items. Innovators are now getting creative on what that item could be and even linking it to real world items. This allows the real world ownership to be tied to the blockchain. Those items could be actual art, membership perks, reward points and even rights to music royalties. I spilled the tea on NFTs in this blogpost.

3.STO's

Security Token Offerings (our specialty) is similar to the IPO fundraising mechanism used for public markets but instead this is for companies that aren't yet "big enough" to IPO. Typically this had been a grey area of fundraising. But with blockchain technology w... n ecosystem where these companies can raise capital wh... AND still giving their investors

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with blockchain technology we can now facilitate an ecosystem where these companies can raise capital while staying private AND still giving their investors a better chance at liquidity. Read this story on my first STO I had the chance to participate in while in Africa. Find out how to participate in this ecosystem here.

4.DAOs

Decentralized Autonomous Organizations — these guys love using governance tokens. People enter the ecosystem with a blockchain-based cryptocurrency acquired from ICO's and exchanges. With the governance token you can participate in the decision making process. In some cases the governance token can actually be sold for a profit.

What's even more interesting is that these mechanisms can work in tandem with each other. For instance if you caught the Security Token Show from this Monday then you already know about LinksDAO. It's a DAO that raised money selling NFTs and in turn will use that money to buy a golf course. The participants entered into the LinksDAO ecosystem when they purchased the NFTs using cryptocurrency and will in turn collectively make decisions concerning the golf course. In order to hold the golf course as an asset the DAO will have to set up an operating company. This operating company can then do a Security Token offering to offer equity and/or cash sharing rights. And of course people who will have first dibs on this will be the NFT owners/DAO participants. So in this instance with LinksDAO you see all 4 of the aforementioned fundraising mechanisms executed — ICO, NFT, STO, and DAO.

As I leave the block for this week I just want to make sure my tokenizers are mindful that when you come across projects do your due diligence. Do not underestimate how much money they are willing to invest in creating the hype vs the actual project. As this yea... ll begin to start investing

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their money into real assets which inherently are more stable and easier to vet.
Look for projects where you can learn about the team and its mission. For instance check out our STO here at Security Token Market :)
Will catch you guys next week on the other side of the blockchain
The Token Advisor
If you're curious about how security tokens could work for your business or industry please don't hesitate to reach out. Go ahead and fill out the STA app and see if your project could benefit from the use of an advisor. I also provide up to date news and educational materials so give me a follow on your favorite platform.
Instagram: @tokenadvisor
LinkedIn: John Pittman
Twitter: token_advisor
Youtube: Security Token Show — professionally produced and comes out weekly. Everything you need to know or learn about this industry can be found here. Over 100+ episodes so definitely worth the follow
Legal: https://blog.stomarket.com/official-security-token-market-launches-test-the-waters-campaign-for-sto-crowdfund-518275b7708c
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https://blog.stomarket.com/official-security-token-market-launches-test-the-waters-campaign-for-sto-crowdfund-518275b7708c

7/3/2022 11:45:48


Disclosures regarding STM Crowdfunding Announcement:
• No money or other consideration is being solicited, and if sent in response, will not be accepted;
• No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the platform of an intermediary (funding portal or broker-dealer); and
• A person's indication of interest includes no obligation or commitment of any kind.
Is Sam Bankman-Fried's FTX Going To Become The Next Wall Street - Security Token Show: Episode 147
Security Token Market
ANALYTICS
EDIT VIDEO

Kyle Sonlin and Herwig Konings are founding partners with security token group, all opinions expressed by them or guests on this podcast are solely their opinions and do not represent the views of security token group or its subsidiaries. You should not take any opinion expressed on the show as a specific inducement to make a particular investment or follow any investment strategy.

This podcast is for informational purposes online.

Hello, and welcome to the security token show we're here in sunny, Miami, Florida. I'm your host And of course I'm joined by my co-host Kyle Sonlin. Hello! We've got an amazing show lined up for you today. Super excited about our main topic. We're gonna be talking about FTX and everything that's going on in the crypto markets, but of course.

First, we're gonna talk about the top five things that you need to know happening in the security token industry, the latest security token news, all the newest security token offerings, of course followed by what's [00:01:00] happening in the secondary market and an inside look on the metaverse. But before we dive into it today, Herwig, I do want to thank our sponsor this week, which is Robin land.

Robin land is building a commercial real estate platform where they're gonna be providing and assisting in fractionalizing and tokenizing commercial real estate properties. Their goal is to drive passive income to retail investors, allowing anyone to be able to invest in real estate, which is an asset class that is historically performed fantastic across any type of market bull or bear.

And they're trying to provide it in a legal and decentralized way, which isn't always easy, but they're doing that leveraging security token. Course, and we interviewed them. We actually had them here to the office and I was able to interview the CEO and we had a tremendous conversation here in our Miami offices.

So go on our YouTube channel and check that out. If you wanna learn more about Robin land's commercial real estate platform, of course, we have to thank our sponsors for making this amazing show possible. And with that, Kyle, I think we can dive into the. Top five and starting off with the [00:02:00] first thing you need to know happening in the industry right now in the security token world is of course our crowdfund.

Yes, the company behind this show, security token market, stm.co the one stop shop for all things, security tokens. We are tokenizing ourselves so that you can join us on our journey. This is now opening up officially on July 6th. So mark your calendars. If you have your securitized ID account ready, you'll be able to participate.

In a crypto web three offering, first of its kind, it's actually gonna be the first security token on the avalanche blockchain. And of course, if you want, you can still invest traditionally through the securitized platform. So very exciting stuff. We did go blast right through our goal in pledges. So we're very excited.

Don't wait too long to check it out. And the last thing I'll tell you is if you're here in Miami or wanna make the trip. July 15th, we're kicking off a huge party to celebrate the success of the industry and the crowdfund. So come check it out. Gonna be amazing. [00:03:00] Let's break down the walls of wall street together.

—-

It only makes sense for FTX to be prepared for that development as well. Very excited to see [00:29:00] all that come together. Obviously we're a little biased, but it's good to see that one of the smartest. Recognized players in the crypto industry is also recognizing this huge opportunity, both in tokenized stocks internationally, as well as tackling the

behemoth here in the us and trying to bring stock trading, tokenized trading of any kind here.

It seems like with FTX. So shout out to that. That's all we got for this week's main topic, covering everything going on in this crazy market. And if you enjoyed, please like retweet share this. This is really valuable news about understanding what's going on in the markets. If you're on YouTube, like please subscribe, leave a comment, do what you can to help us spread the word and let everybody know what's going on in these industries, STM.CO's got all the latest trading.

Information that you need to know all the latest news, submit some yourself, uh, and then we'll be able to cover it on this show. Uh, and of course don't remember, don't forget. Uh, July 15th is our mega crowdfunding party in July 6th. Just a week before that we are [00:30:00] opening up. I think that's like three days away, full time of airing here.

So get ready, get excited. Folks. Join our discord community. Come see what we're all about. And of course, we'll catch you next week on Monday and happy tokenizing.

https://www.youtube.com/watch?v=pU-t9USr6Uo

7/3/2022 11:46:17


HERWIG KONINGS
CO-FOUNDER | HEAD OF STUDIO
KYLE SONLIN
Origin Story of Security Token Market The STM Tokenized Crowdfund Explainer Series: Part 4/5
Security Token Market
ANALYTICS
EDIT VIDEO


YouTube
Origin Story of Security Token Market The STM Tokenized Crowdfund Explainer Series: Part 4/5
Security Token Market
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The crowdfund goes live July 6th on Securitize!
Have you signed up to invest yet?

So you've had time now to learn about the business of security token market between the media and the data sides of the business. But we're here to talk about something even bigger than that. That's right. There's a movement happening here in my, a crypto movement. That's why we're standing here in front of the crypto bull.

We're proud Miami company, a proud web three company. And that's why we had to use the lever, the power of blockchain and security tokens in true crypto fashion. We're going to be doing a crowdfund of our own. This means that anyone around the world is going to be able to invest alongside our business and build and scale this movement to the world.

So why are we doing a crowdfund offering the benefits of being able to allow people to invest over the web easily, either with cryptocurrency or through their traditional means and actually get an ownership and a business as opposed to waiting for years until it actually ends up on the [00:01:00] stock market, a hundred dollars minimums people, anybody can get involved and join this revolution.

We cannot wait to join the thousands of others that have pledged to sign. To participate in this offering. So to kick off this long journey of the crowdfund, which has gone through almost a full year of work to get to where we are today, which is so close to being able to launch our offering officially to the public, we have to turn our attention to the beginning, August, July.

The summer of 2021, when we were in Cape town, South Africa, when we realized working with a client, the power of crowdfunding and enabling your community to participate in deals alongside of you. This was right when our media channels were really beginning to develop and popularity and our community was beginning to grow and mature as security token.

And we realized that with our amazing team, we could take it to the next level. So we returned from our journey in South Africa with a [00:02:00] renewed fire to come back and focus on compliance, to focus on the legal aspects, the technology, fundraising, and marketing to really completely drive an offering from front to back working with security, token advisors, working with our amazing team members to really do a security token, the right.

So we worked around the clock to make sure that our offering was ready to be announced and live by our third birthday on October 11th. And we actually made that happen successfully being able to announce to the world that we were doing this together with the community, for retail investors, anyone around the world to be able to participate in security, token markets, crowdfund.

You get a real interest in the business itself. It's not just one of these generic tokens. It is a real security token. That means it is a investment interest governed by the sec, protected, safe, easy to invest in. We're raised to it the right way through a regulation CF offering that we're doing [00:03:00] with securitized and we're tokenizing that deal.

So that after that lockup period, anyone anywhere around the world can trade it just like a stock. So we are targeting at least $1 million. We're proud to say that our community has already pledged well over six times that we're planning to launch soon, July 6th. So check out the offering. It's securitized.io/security-token-market.

Together. We can break down the walls of wall street.
https://www.youtube.com/watch?v=rsKdC8AE58I

7/5/2022 7:17:15


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@stomarket_ Crowfund Goes Live this Wednesday July 6th!
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7/5/2022 7:19:25


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7/5/2022 7:22:55


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7/5/2022 8:09:51


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7/5/2022 11:57:28

Aspencoin is Asken for no handouts

Aspencoin shareholders received a dividend!

Jonah Schulman
July 05, 2022


what's
drippin'
BY JONAH SCHULMAN
ASPENCOIN IS ASKEN FOR NO HANDOUTS
A

We are 24 hours away from going live with our crowdfunding campaign on Securitize!



It's been 266 days since we announced our plan to do this crowdfund. We wanted to make sure we did it right and compliant.

Have you signed up to invest yet?

If you have signed up, great! The next step is to make sure you have completed KYC and funded your account!

Don't click me

Gooood morning, **Rainmakers!**

I hope you had an awesome 4th of July weekend!

As always, I have a captivating topic for you to dive into:

Aspencoin is Asken for no handouts: Aspencoin just distributed a

Gooood morning, **Rainmakers!**

I hope you had an awesome 4th of July weekend!

As always, I have a captivating topic for you to dive into:

Aspencoin is Asken for no handouts: Aspencoin just distributed a dividend to shareholders!

Without further ado, it's time to...

Get liquid


STM MARKET WATCH
06/26/22 — 07/2/22
PRICE
%
VOL
PRICE
%
VOL
STM Security Token Market

Track them here!

Aspencoin is Asken for no handouts

Security tokens can be daunting from the surface, but it really doesn't have to be.

When I talk to my friends, family, or people interested in the space I almost always use the St. Regis Resort based in Aspen, Colorado as an example!



Why?

Because it's the most relatable asset in the industry to conceptually grasp.

Everyone has heard of the St. Regis hotel chain and of Aspen, Colorado.

The story gets even better as the world-renown holders of Aspencoin just received a dividend distribution!


THAT IS SO
FREAKING COOL

Before we dive into the dividend, come take a walk with me down memory lane.

newsletter.stomarket.com



THAT IS SO
FREAKING COOL

Before we dive into the dividend, come take a walk with me down memory lane.



Here's a timeline of everything that has transpired:

1992: The St. Regis Aspen Resort opened as a Ritz-Carlton hotel.

1998: Starwood acquired the property and converted it into a St.Regis branded hotel.

2010: An investment firm called 315 East Dean Associates, Inc purchased the St. Regis Aspen Resort from Starwood for ~$70 million.

2016: Aspen Digital was formed to exclusively own the rights to the St.Regis Aspen Resort. Therefore, every investor who owns an Aspencoin actually is an owner of Aspen Digital. However, since Aspen Digital's only asset is the St.Regis Resort, the investor is still an owner of the resort.

2018: The team initially wanted to do an IPO of the St.Regis Resort, which would have made them the first single-asset REIT publicly traded on an American exchange. Fortunately, Stephane De Baets and his team, discovered that conducting an STO would better accomplish their goals.

2018 *Continued*: The team successfully raised approximately $18 million via an STO utilizing the Reg D 506(c) exemption.

August 2020: AspenCoin ($ASPD) gets listed on tZERO and secondary trading was off to the races!

June 2022: ASPD holders received a $0.044 dividend per Common Share (net fees).

It's been a long journey for Aspencoin, especially with the hit the hotel suffered throughout the pandemic, but the dividend distribution clearly shows that they have successfully persevered.

> According to tZERO, holders have the ability to collect their dividend in the form of a cryptocurrency:
>
> "ASPDholders receiving payments greater than $25 may elect to receive Bitcoin, as opposed to the default option of receiving cash. The cash will automatically credit to your tZERO Markets account, whereas the Bitcoin will be deposited into your Coinbase account. Those eligible to receive Bitcoin will receive an election form to complete via Docusign, which is due at COB on Thursday, June 23rd."
>
> tZERO Official Email

Hear from Stephane De Baets too:

Stephane De Baets
@StephaneDeBaets · Follow

ASPD is paying dividend again. That is twice in 12

newsletter.stomarket.com

tZERO Official Email

Hear from Stephane De Baets too:

Stephane De Baets
@StephaneDeBaets · Follow

ASPD is paying dividend again. That is twice in 12 months and dividend is 50% greater. This is real yield not fantasy DeFi native token illusion @StRegisAspen @aspen_digital @Bitcoin @STOmarket @AlderLaneEggs @XTZNews

8:57 PM · Jun 24, 2022

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Read 7 replies

This is just a little bit of the innovation that Aspencoin has been cultivating over the years.

In fact, token holders have the right to some pretty cool perks too!

Here are some of them:

1. In proportion to the number of shares you own, you receive a discount on your hotel stay!
2. Seasonal benefits such as an exclusive Lamborghini test driving experience.

Check out the details of the token benefits.

💦 What else is Drippin'

1. The Security Token Market Crowdfund is 2 days away from going live: Sign-up to invest!
2. Securitize is Expanding to Europe: **They are going global with this announcement!**
3. Binance Signs MoU to Acquire Cambodia Securities, Brokerage Services: Binance sees the writing on the wall!

Everything in this report is for informational and entertainment purposes only. Nothing in this report should be taken as financial advice or as an inducement to purchase or sell any security. Nothing in this market report should be used as legal advice. Always do your own research before making any decisions regarding financial transactions of securities.

Disclosures:

• No money or other consideration is being solicited, and if sent in response, will not be accepted;

• No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the platform of an intermediary (funding portal or broker-dealer); and

• A person's indication of interest includes no obligation or commitment of any kind.

Subscribe to What's Drippin'
Subscribe to laugh, learn, and stay informed on all things security tokens every Monday!

Enter your email | Subscribe

https://newsletter.stomarket.com/p/aspencoin-asken-no-handouts-48ad

7/5/2022 11:58:23


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🌴 The Origin Story of STM | STM Tokenized CF Explainer Series Part 4/5
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Without further ado… let's see how it all started!
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If you haven't already, it's time to make your account.
Sign-up here: id.securitize.io/#/registration
OH MY GOD!
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Security Token Market 🌴 | Crowdfund launches 7/6! @STO... · 9h
through the platform of an intermediary (funding portal or broker-dealer); and
• A person's indication of interest includes no obligation or commitment of any kind.
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Is there secondary market for this
Security Token Market 🌴 | Crowdfund launches 7/6! @STO... · 8h
There are multiple venues to trade security tokens! As for us, that information is not public yet.

https://twitter.com/STOmarket/status/1544300098259238914

7/5/2022 12:03:38


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Security Token Market 🌴 | Crowdfund goes live July 6th!
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🌴 How to make a Securitize ID | STM Tokenized CF Explainer Series Part 5/5
Our crowdfund goes live in 48 hours and you need to complete KYC in order to invest on Securitize!
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7/5/2022 16:52:57



🌴 The Security Token Market CF Goes Live Tomorrow!

Jonah Schulman <jonah@stomarket.com> 9:44 AM (6 hours ago)
to jorndegen

Good morning!

I wanted to personally reach out and thank you for expressing interest in our web3-enabled tokenized crowdfunding campaign.

If you weren't aware, our campaign goes live tomorrow **July 6th** on Securitize!

We have had pledges of over **$6.6M** from almost **1,300** people around the globe!

If you haven't made your account already, please click here.

Please don't hesitate to reach out if you have any questions and thanks again for expressing your interest :)

Best,
--
Jonah Schulman
Head of Communications at Security Token Market
A 1111 Brickell Ave, Floor 11, Miami, Fl 33131
T @Jonahschulman
M (847) 412-8920

OUR TOKENIZED CROWDFUND GOES LIVE JULY 6TH!

7/5/2022 16:53:46

Jonah Schulman <jonah@stomarket.com> Tue, Jun 28, 9:09 AM (7 days ago)

to victor

Good Morning and Happy Tuesday, Robert!

I wanted to personally reach out and inform you that our tokenized crowdfund is going live in 8 days on July 6th via Securitize!

Through our marketing efforts, we have captured the attention of over **1,200 people** around the globe pledging more than **$6.6M!**

For the last 4 years, we have been a leading voice of security tokens through our data and media platforms.

We can't wait to build a better product that our community can leverage for the future of the capital markets.

Also, if you are in Miami or want to come visit, we are throwing a crowdfund launch party at Marlins Park Friday, July 15th!

RSVP here! 🌴

Best,

--

Jonah Schulman

Head of Communications at Security Token Market

A 1111 Brickell Ave, Floor 11, Miami, Fl 33131

T @Jonahschulman

M (847) 412-8920

7/5/2022 16:54:35

🌴 The STM Crowdfund is 9 days away!

3 **Jonah Schulman** <jonah@stomarket.com> Mon, Jun 27, 9:07 AM (8 days ago)

to phelelanipzondi

Hi Phelelani,

I wanted to personally reach out and inform you that our tokenized crowdfund is going live on July 6th via Securitize!

9 I noticed you pledged to invest in us and we are extremely appreciative of that.

As you already know, we have been working diligently for months on the launch of this campaign and are finally able to go live with it!

Through our marketing efforts, we have captured the attention of over 1,200 people around the globe pledging more than $6.6M! 🌍

We can't wait to build a better product for our community to leverage for the future of the capital markets.

If you need any assistance with getting your account set-up on Securitize, please don't hesitate to reach out.

Thanks again and let me know if you have any questions!

Best,

--

Jonah Schulman

7/5/2022 16:55:08

🌴 The Security Token Market CF Goes Live Tomorrow!

Jonah Schulman <jonah@stomarket.com> 9:44 AM (7 hours ago)

to gracekrivera03

Good morning!

I wanted to personally reach out and thank you for expressing interest in our web3-enabled tokenized crowdfunding campaign.

If you weren't aware, our campaign goes live tomorrow **July 6th** on Securitize!

We have had pledges of over **$6.6M** from almost **1,300** people around the globe!

If you haven't made your account already, please click here.

Please don't hesitate to reach out if you have any questions and thanks again for expressing your interest :)

Best,

--

Jonah Schulman

Head of Communications at Security Token Market

A 1111 Brickell Ave, Floor 11, Miami, Fl 33131

T @Jonahschulman

M (847) 412-8920


OUR TOKENIZED CROWDFUND

7/5/2022 17:14:46

Hello ___,

I am Jackson Blau, Community Manager at Security Token Market. We are the global oracle for all things digital securities including financial data and research.

We are currently undergoing the first ever completely "Web3" enabled Regulation CF fundraise.

Looking at your investment theses and strategies while working at _____, including,

"Direct example of from their thesis, strategies, or website of why showing we might be aligned"

I believe our offering could be of interest to you! I'd love to set up a time to tell you more about it and how you can get involved.

I'm looking forward to hearing from you and appreciate you taking the time to connect with me.

Best regards,

Jackson Blau

7/5/2022 18:44:02


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7/5/2022 18:44:34


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